        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2000
                                                       REGISTRATION NO. 333-
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                                DOUBLECLICK INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                              -------------------

             DELAWARE                             7319                            13-3870996
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------

                                 KEVIN P. RYAN
                            CHIEF EXECUTIVE OFFICER
                                DOUBLECLICK INC.
                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                              -------------------

                                   COPIES TO:

              SCOTT L. KAUFMAN, ESQ.                             ANDREW J. COSENTINO, ESQ.
          BROBECK, PHLEGER & HARRISON LLP                    PIPER MARBURY RUDNICK & WOLFE LLP
                   1633 BROADWAY                                1251 AVENUE OF THE AMERICAS
             NEW YORK, NEW YORK 10019                            NEW YORK, NEW YORK 10020
             TELEPHONE: (212) 581-1600                           TELEPHONE: (212) 835-6188
             FACSIMILE: (212) 586-7878                           FACSIMILE: (212) 835-6001

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of a wholly owned subsidiary of the Registrant with and into NetCreations, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to the closing of such merger.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED         PROPOSED
                                                     AMOUNT         MAXIMUM           MAXIMUM
             TITLE OF EACH CLASS OF                   TO BE      OFFERING PRICE      AGGREGATE         AMOUNT OF
          SECURITIES TO BE REGISTERED             REGISTERED(1)    PER SHARE     OFFERING PRICE(2)  REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share........    6,520,230         N/A          $122,254,313         $32,276
--------------------------------------------------------------------------------------------------------------------

(1) Represents shares of common stock of the Registrant to be issued in connection with the merger in exchange for shares of the capital stock of NetCreations, Inc. and shares of common stock of the Registrant to be issued upon exercise of in-the-money NetCreations options which are being assumed by the Registrant.

(2) Pursuant to Rule 457(f), the registration fee has been computed based upon the market value of the securities to be canceled in the merger, consisting of approximately 15,903,000 shares of NetCreations common stock at an average of the high and low prices for such common stock as reported on the Nasdaq National Market on November 1, 2000, which was $7.6875 per share.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
________________________________________________________________________________

                              [NETCREATIONS LOGO]

                                                                          , 2000

Dear Shareholder:

    I am writing to you today about our proposed merger with DoubleClick Inc. The merger will combine our strong customer base with DoubleClick's list services product and infrastructure resources, giving us together the ability to provide the broadest range of e-mail marketing products in the business.

    In the merger, each share of NetCreations common stock will be converted into the right to receive 0.41 of a share of DoubleClick common stock, par value $0.001 per share. DoubleClick common stock is traded on the Nasdaq National
Market under the trading symbol 'DCLK,' and closed at $       per share on
         , 2000. The merger is described more fully in this proxy statement/prospectus.

    The Board of Directors of NetCreations has called a special meeting of
NetCreations shareholders to be held on          ,          , 2000 at     a.m.,
local time, at          ,        ,        ,        for the purpose of
considering the transaction. At the special shareholders meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement.

    Adoption of the proposal requires the affirmative vote, in person or by proxy, of 66 2/3% of the shares of NetCreations common stock. To adopt the merger agreement, you MUST vote 'FOR' the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, your non-vote will, in effect, count as a vote against the merger agreement and the merger.

    All shareholders are invited to attend the special shareholders meeting in person. Whether or not you plan to attend, in order that your shares may be represented at the special shareholders meeting, please complete, sign and date the enclosed proxy and return it in the enclosed envelope as soon as possible,
but no later than        , 2000. If you attend the special shareholders meeting
in person, you may, if you wish, vote in person on all matters brought before the special shareholders meeting even if you have previously returned your proxy.

    This proxy statement/prospectus provides detailed information about DoubleClick, NetCreations and the merger. Please give all of this information your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED 'RISK FACTORS' BEGINNING ON PAGE 12 OF THIS PROXY STATEMENT/PROSPECTUS.

    We are very excited by the opportunities we envision for the combined company. The Board of Directors believes that the terms and conditions of the merger are fair to you and that the merger is in the best interests of NetCreations and its shareholders and has therefore unanimously adopted the merger agreement and unanimously recommends that all shareholders vote 'FOR' adoption of the merger agreement.

                                          Sincerely,
                                          ROSALIND RESNICK
                                          Chairman and Chief Executive Officer

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF DOUBLECLICK INC. TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This proxy statement/prospectus is dated [       ] [  ], 2000, and is first
being mailed to NetCreations shareholders on or about [       ] [  ], 2000.

                      REFERENCE TO ADDITIONAL INFORMATION

    This proxy statement/prospectus incorporates important business and financial information about DoubleClick from documents DoubleClick has filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. If you call or write, DoubleClick will send you copies of these documents, excluding exhibits, without charge. You may contact DoubleClick at:

                             DoubleClick Inc.
                             Investor Relations
                             450 West 33rd Street
                             New York, New York 10001
                             (212) 683-0001

    If you call or write NetCreations, although it is not incorporating any documents by reference, it will send you copies of the documents which it has filed with the Securities and Exchange Commission, excluding exhibits, without charge. You may contact NetCreations at:

                             NetCreations, Inc.
                             Investor Relations
                             379 West Broadway, Suite 202
                             New York, New York 10012
                             (212) 625-1370

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY [       ] [  ], 2000
IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL SHAREHOLDERS MEETING.

    For more information on the matters incorporated by reference in this proxy statement/ prospectus, please see 'Where You Can Find More Information' on page 111.

                               NETCREATIONS, INC.
                          379 WEST BROADWAY, SUITE 202
                            NEW YORK, NEW YORK 10012
                                 (212) 625-1370

                           --------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                 TO BE HELD AT     A.M. ON               , 2000
                           --------------------------

To the Shareholders of NetCreations, Inc.:

    NOTICE IS HEREBY GIVEN that a special meeting of shareholders of
NetCreations will be held at             ,             ,             ,
            , at     a.m., local time on         , 2000 for the following
purposes:

    1. The Merger. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger and Reorganization among DoubleClick Inc., Genesis Merger Sub, Inc., a wholly-owned subsidiary of DoubleClick, and NetCreations, under which Genesis Merger Sub will merge with and into NetCreations and NetCreations will become a wholly-owned subsidiary of DoubleClick. Each outstanding share of NetCreations common stock, par value $0.01 per share, will be converted into the right to receive 0.41 of a share of DoubleClick common stock, par value $0.001 per share.

    2. Authority to Adjourn. To grant NetCreations' board of directors discretionary authority to adjourn the special meeting to solicit additional votes for adoption of the merger agreement; and

    3. Other Business. To transact such other business as may properly come before the special shareholders meeting or any adjournment or postponement.

    Only shareholders of record at the close of business on         , 2000 are
entitled to receive notice of and to vote at the special shareholders meeting or any adjournment or postponement thereof. Holders of shares of NetCreations common stock held of record at the close of business on the record date are entitled to one vote per share on each matter considered and voted on at the special meeting. The affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock entitled to vote at the special shareholders meeting is required to adopt the merger agreement. A list of shareholders as of the record date will be open for examination during the special meeting.

    THE BOARD OF DIRECTORS OF NETCREATIONS UNANIMOUSLY RECOMMENDS THAT YOU VOTE 'FOR' ADOPTION OF THE MERGER AGREEMENT.

    Your vote is important regardless of the number of shares you own. To ensure that your shares are represented at the special meeting, we urge you to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in this proxy statement/ prospectus at any time before it has been voted at the special meeting. You may vote in person at the special meeting even if you have returned a proxy.

                                          By Order of the Board of Directors

                                          BRIAN BURLANT
                                          Secretary

New York, New York
        , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................   iii
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................     1
RISK FACTORS................................................    12
  Risks Related to the Merger...............................    12
  Risks Related to DoubleClick..............................    15
  Risks Related to NetCreations.............................    29
  Risks Related to @plan....................................    39
FORWARD-LOOKING STATEMENTS IN THIS PROXY
  STATEMENT/PROSPECTUS......................................    39
THE SPECIAL SHAREHOLDERS MEETING............................    41
    General.................................................    41
    Date, Time and Place....................................    41
    Matters to be Considered at the Special Shareholders
     Meeting................................................    41
    Record Date.............................................    41
    Voting of Proxies.......................................    41
    Vote Required...........................................    42
    Quorum; Abstentions and Broker Non-Votes................    42
    Solicitation of Proxies and Expenses....................    42
    No Dissenters' Rights...................................    42
THE MERGER..................................................    43
    Background of the Merger................................    43
    DoubleClick's Reasons for the Merger....................    46
    NetCreations' Reasons for the Merger; Unanimous
     Recommendation of NetCreations
      Board of Directors....................................    47
    Opinion of NetCreations' Financial Advisor..............    49
    Interests of Certain Persons in the Merger..............    55
    Applicable Waiting Periods and Regulatory Approvals.....    56
    Federal Income Tax Considerations.......................    56
    Accounting Treatment....................................    58
    Delisting and Deregistration of NetCreations' Common
     Stock Following the Merger.............................    58
    Restrictions on Sale of Shares by Affiliates............    58
    Operations Following the Merger.........................    59
THE MERGER AGREEMENT AND RELATED AGREEMENTS.................    60
    The Merger..............................................    60
    Effective Time..........................................    60
    Directors and Officers of NetCreations After the
     Merger.................................................    60
    Conversion of NetCreations Shares in the Merger.........    60
    No Fractional Shares....................................    60
    NetCreations' Stock Option and Employee Stock Purchase
     Plans..................................................    60
    The Exchange Agent......................................    61
    Exchange of NetCreations Stock Certificates for
     DoubleClick Stock Certificates.........................    61
    Distributions with Respect to Unexchanged Shares........    61
    Representations and Warranties..........................    61
    NetCreations' Conduct of Business Before Completion of
     the Merger.............................................    62
    No Solicitation of Transactions.........................    64
    Director and Officer Indemnification and Insurance......    65
    Benefit Plans and Arrangements'.........................    65
    Conditions to the Merger................................    66
    Termination of the Merger Agreement.....................    67
    Payment of Fees and Expenses............................    68
    Extension, Waiver and Amendment of the Merger
     Agreement..............................................    70
    Related Agreements......................................    70
MATERIAL CONTACTS BETWEEN DOUBLECLICK AND NETCREATIONS......    73

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS..........    74
COMPARATIVE PER SHARE MARKET PRICE DATA.....................    79
BUSINESS OF NETCREATIONS....................................    81
SECURITY OWNERSHIP OF NETCREATIONS MANAGEMENT AND CERTAIN
  BENEFICIAL OWNERS.........................................    92
SELECTED FINANCIAL DATA OF NETCREATIONS.....................    93
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF NETCREATIONS.................    95
COMPARISON OF STOCKHOLDERS' RIGHTS..........................   106
    Required Vote for Authorization Of Special Actions......   106
    Number of Directors; Removal of Directors...............   107
    Limitation Of Liability; Indemnification................   107
    Annual Meetings Of Stockholders; Special Meetings of
     Shareholders...........................................   109
    Stockholder Inspection Rights And Stockholder Lists.....   109
    Stockholder Action Without A Meeting....................   109
    Stockholder Proposals...................................   110
EXPERTS.....................................................   110
LEGAL MATTERS...............................................   111
WHERE YOU CAN FIND MORE INFORMATION.........................   111
SHAREHOLDER/STOCKHOLDER PROPOSALS...........................   112
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   112
INDEX TO FINANCIAL STATEMENTS OF NETCREATIONS...............   F-1
APPENDICES
A -- Agreement and Plan of Merger and Reorganization........   A-1
B -- Form of NetCreations Shareholders' Agreement...........   B-1
C -- Opinion of Robertson Stephens, Inc., financial advisor
  to NetCreations...........................................   C-1

                                      ii

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL NETCREATIONS SHAREHOLDERS RECEIVE IN THE MERGER?

A: If the merger is completed, NetCreations shareholders will receive 0.41 of a share of DoubleClick common stock for each share of NetCreations common stock.

Q: DOUBLECLICK HAS ALSO ANNOUNCED THAT IT IS ACQUIRING @PLAN.INC. HOW WILL THAT AFFECT DOUBLECLICK'S PROPOSED TRANSACTION WITH NETCREATIONS?

A: On September 24, 2000, DoubleClick entered into an agreement to acquire @plan.inc, a leading provider of target market research planning systems that are used to optimize Internet advertising and merchandising strategies. Consummation of the @plan merger is NOT a condition to the consummation of DoubleClick's merger with NetCreations. The proposed merger with @plan is NOT expected to affect the consummation of the proposed transaction with NetCreations.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We are working to complete the merger in the fourth quarter of 2000. Because the merger is subject to satisfaction of a number of conditions, we cannot predict the exact timing.

Q: HOW DO I VOTE?

A: After you have carefully read this proxy statement/prospectus, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special shareholders meeting. You may also attend the meeting in person instead of submitting a proxy. If your shares are held in 'street name' by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After we complete the merger, DoubleClick will send instructions to NetCreations shareholders explaining how to exchange their NetCreations stock certificates for DoubleClick stock certificates.

Q: WILL THE MERGER BE TAXABLE TO ME?

A: The merger generally will not be taxable to NetCreations shareholders.

Q: CAN I CHANGE MY VOTE AFTER MAILING MY PROXY?

A: Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of NetCreations before the special shareholders meeting, or by attending the special shareholders meeting and voting in person.

Q: WHOM CAN I CALL WITH QUESTIONS?

A: If you have questions about the merger, please call NetCreations Investor Relations at (212) 625-1370.

                                      iii

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

    The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the appendices, and the other documents we refer to for a more complete understanding of the merger. In addition, we incorporate by reference important business and financial information about DoubleClick into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled 'Where You Can Find More Information' on page 111.

THE COMPANIES

DOUBLECLICK INC.
450 West 33rd Street
New York, New York 10001
(212) 683-0001

    DoubleClick is a leading provider of technology-driven marketing and advertising solutions to thousands of advertisers, advertising agencies, Web publishers and e-commerce merchants worldwide. DoubleClick provides a broad range of media, technology and data products and services. DoubleClick's products and services for Web publishers are designed to optimize revenues from the sale of Internet advertising. For its advertising, advertising agency and e-commerce merchant customers, DoubleClick products and services are designed to enhance the effectiveness of their ad campaigns and offers on the Internet through other interactive media and by direct mail. DoubleClick's patented DART technology is the platform for many of its solutions and enables its customers to use pre-selected criteria to deliver the right ad to the right person at the right time. The DART technology is also a sophisticated tracking and reporting tool that DoubleClick's customers rely on to measure ad performance and provide dynamic ad space inventory management. DoubleClick currently serves ads for over 2,800 clients, and in September 2000 delivered over 61 billion advertisements to targeted Internet users. DoubleClick's revenues are derived from three principal lines of business: DoubleClick Media, DoubleClick TechSolutions and DoubleClick Data Services.

NETCREATIONS, INC.
379 West Broadway, Suite 202
New York, New York 10012
(212) 625-1370

    NetCreations, Inc., the leader in 100% Opt-In'r' e-mail marketing services, specializes in e-mail address list management, brokerage and delivery. Through its PostMasterDirect.com service, NetCreations has conducted marketing campaigns on behalf of over 2,000 direct marketing clients to targeted consumers in its database of over 15 million 100% Opt-In e-mail addresses. These addresses belong to Internet users who have requested promotional information related to specific topics of interest (opt-in) and confirmed their request (double opt-in). NetCreations manages opt-in e-mail lists for more than 380 third-party Web sites, such as CNET, Uproar, About.com, Network Solutions, internet.com, CBS Sportsline, CDROM Guide and LuckySurf.com. NetCreations protects the privacy of consumers on the Internet by not disclosing e-mail addresses or any other personally identifiable information to direct marketers.

THE MERGER (SEE PAGE 43)

    DoubleClick and NetCreations have entered into a merger agreement that provides for the merger of NetCreations and a newly-formed subsidiary of DoubleClick. As a result, NetCreations will become a wholly owned subsidiary of DoubleClick. Shareholders of NetCreations will become stockholders of DoubleClick following the merger, and each share of NetCreations common stock will be exchanged for the right to receive 0.41 of a share of DoubleClick common stock. We urge you to read the merger agreement, which is included as Appendix A, carefully and in its entirety.

UNANIMOUS RECOMMENDATION OF NETCREATIONS' BOARD OF DIRECTORS (SEE PAGE 47)

    The NetCreations board of directors has adopted the merger agreement and determined that the terms and conditions of the merger are fair to, and in the best interests of, NetCreations and its shareholders. The NetCreations board of directors unanimously recommends that NetCreations shareholders vote 'FOR' adoption of the merger agreement.

OPINION OF NETCREATIONS' FINANCIAL ADVISOR (SEE PAGE 49)

    In deciding to adopt the merger agreement, NetCreations' board of directors considered the opinion of its financial advisor, Robertson Stephens, Inc.

    On October 2, 2000, Robertson Stephens, Inc. delivered its oral opinion to the board of directors of NetCreations, subsequently confirmed in writing, that, as of such date, the consideration to be received by the NetCreations shareholders in the merger was fair to the holders of NetCreations common stock from a financial point of view. The full text of Robertson Stephens' written opinion, dated October 2, 2000, is attached to this proxy statement/prospectus as Appendix C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

VOTE REQUIRED (SEE PAGE 42)

    The affirmative vote of 66 2/3% of the outstanding shares of NetCreations common stock is required to adopt the merger agreement. NetCreations shareholders are entitled to cast one vote per share of NetCreations common
stock owned at the close of business on [       ,] 2000. On        , 2000,
NetCreations directors and executive officers and their affiliates held
shares of NetCreations common stock (excluding     shares which may be acquired
upon exercise of options), or approximately   % of the outstanding shares
entitled to vote on such date. Pursuant to the NetCreations shareholders agreement in the form attached as Appendix B, NetCreations shareholders have agreed to vote 10,097,100 shares of NetCreations common stock, or approximately
65% of NetCreations common stock outstanding as of [       ], 2000, for adoption
of the merger agreement.

    On        , 2000, DoubleClick directors and executive officers and their
affiliates held      shares of NetCreations common stock.

THE SPECIAL SHAREHOLDERS MEETING (SEE PAGE 41)

    NetCreations' special shareholders meeting will be held at        on
       . NetCreations shareholders may vote at this special shareholders meeting if they owned shares of NetCreations common stock at the close of business on
       . In order for us to complete the merger, the affirmative vote of 66 2/3% of the outstanding shares of NetCreations common stock must vote to adopt the merger agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 55)

    When considering the unanimous recommendation of NetCreations' board of directors, you should be aware that some directors and executive officers of NetCreations have interests in the merger that are different from, or in addition to, yours. In particular, unvested options held by non-employee directors will automatically vest in connection with the merger, and, as part of the merger, DoubleClick has entered into employment agreements with certain officers of NetCreations that will only become effective if the merger is completed.

FEDERAL INCOME TAX CONSIDERATIONS (SEE PAGE 56)

    The merger has been structured so as to qualify as a reorganization for United States federal income tax purposes. If the merger qualifies as a reorganization, NetCreations shareholders will not recognize gain or loss for United States federal income tax purposes in the merger. In the event that NetCreations shareholders receive cash instead of fractional shares, a NetCreations shareholder will recognize gain or loss determined as though the shareholder received the fractional share of DoubleClick common stock and sold it for the cash received. It is a condition to completion of the merger that NetCreations receive a legal opinion from its outside counsel that the merger constitutes a reorganization within the meaning of the Internal Revenue Code.

ABILITY TO SELL DOUBLECLICK STOCK AFTER THE MERGER (SEE PAGE 58)

    All shares of DoubleClick common stock that NetCreations shareholders receive in connection with the merger will be freely transferable unless the holder is considered an 'affiliate' of either DoubleClick or NetCreations for purposes of the Securities Act of 1933. Shares of DoubleClick common stock held by these affiliates may be sold only under a registration statement or exemption under the Securities Act.

CONDITIONS TO THE MERGER (SEE PAGE 66)

    The respective obligations of the parties to complete the merger are subject to the prior satisfaction or waiver of conditions specified in the merger agreement. If either of us waives any conditions, we will consider the facts and circumstances at that time and determine whether completion of the merger requires a resolicitation of proxies from NetCreations shareholders.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 67)

    The merger agreement may be terminated under circumstances that are described on page 67 under 'The Merger Agreement and Related
Agreements -- Termination of the Merger Agreement.'

TERMINATION FEE AND EXPENSES (SEE PAGE 68)

    NetCreations has agreed to pay DoubleClick a termination fee of $8.6 million, plus DoubleClick's expenses, in cash if the merger agreement terminates under circumstances that are described on page 69 under 'The Merger Agreement and Related Agreements -- Payment of Fees and Expenses.' DoubleClick has agreed to pay NetCreations expenses in cash if the merger agreement is terminated under circumstances that are described on page 69 under 'The Merger Agreement and Related Agreements -- Payment of Fees and Expenses.'

RESTRICTIONS ON ALTERNATE TRANSACTIONS (SEE PAGE 64)

    The merger agreement prohibits NetCreations from soliciting or participating in discussions with third parties about transactions alternative to the merger, except as discussed on page 64 under 'The Merger Agreement and Related Agreements -- No Solicitation of Transactions.'

APPLICABLE WAITING PERIODS AND REGULATORY APPROVALS (SEE PAGE 56)

    The merger is subject to United States antitrust laws. We have made the required filings with the Department of Justice and Federal Trade Commission. We are not, however, permitted to complete the merger until the applicable waiting period has expired or terminated. We expect the applicable waiting period to expire at 11:59 p.m. (EST) on November 18, 2000. The Department of Justice and the Federal Trade Commission, as well as a state antitrust authority or a private person, may challenge the merger at any time before or after it is completed. We are not aware of any other significant regulatory approvals required for the merger other than compliance with applicable corporate law of New York.

ACCOUNTING TREATMENT (SEE PAGE 58)

    DoubleClick will account for the merger under the purchase method of accounting, which means that DoubleClick will allocate the purchase price to the fair value of net tangible assets acquired, and any excess of cost over that amount will be recorded as goodwill and will be amortized in accordance with generally accepted accounting principles.

NO DISSENTERS' RIGHTS (SEE PAGE 42)

    Under New York law, shareholders of NetCreations are not entitled to dissenters' or appraisal rights in the merger.

TRADEMARKS

    This document contains trademarks of DoubleClick and NetCreations and may contain trademarks of others.

RECENT DEVELOPMENT

AGREEMENT WITH @PLAN.INC

    On September 24, 2000, DoubleClick entered into an agreement to acquire @plan.inc for a combination of cash and shares of DoubleClick common stock. The following sets forth pertinent information relating to the proposed transaction.

    Business of @plan. @plan is a leading provider of target market research planning systems that are used to help optimize Internet advertising and merchandising strategies. @plan's systems are specifically designed for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers. These systems enable its clients to harness the power of the Internet effectively as an advertising, marketing and retailing medium. @plan's internally developed systems, which its clients access through its Web site, combine its databases of consumer lifestyle, product preference and demographic data with powerful technology that enables its clients to perform queries and searches to plan campaigns and strategies. @plan's syndicated Internet consumer research data is collected by The Gallup Organization on an exclusive basis.

    Terms of the @plan Merger. Under the terms of the merger agreement with @plan, if the merger is completed, so long as the average closing price for DoubleClick common stock on the ten trading days ending four business days before the @plan special shareholders meeting, or the closing date if the special shareholders meeting does not occur on the closing date, is equal to or above $23.87 and the average of the the high and low subs prices of DoubleClick common stock on the closing date is greater than or equal to this ten-day average, @plan shareholders will receive $1.85 in cash and $7.40 in DoubleClick common stock (valued at the ten-day average) for each share of @plan common stock. If this ten-day average is less than $23.87, DoubleClick will have the option to either offer @plan shareholders the same $1.85 in cash and $7.40 in DoubleClick common stock for each share of @plan common stock or lock in the exchange ratio for the shares of DoubleClick common stock issuable in the merger at 0.310 of a share of DoubleClick common stock for each share of @plan common stock. If DoubleClick makes this election, @plan may terminate the merger agreement and the merger. If @plan does not terminate the merger agreement and the merger, then DoubleClick will exchange 0.310 of a share of DoubleClick common stock, and a cash amount equal to the lower of $1.85 and the amount of cash as required for the merger to qualify as a tax-free transaction as described below for each share of @plan common stock.

    In order for the @plan merger to qualify as a tax-free reorganization under the federal tax code, the total consideration received by an @plan shareholder may not include more than 20% cash. In the event that the average of the high and low subs price of DoubleClick common stock on the closing date is less than the ten-day average described above, the cash that @plan shareholders would receive would be decreased and the amount of DoubleClick common stock would be increased in order to achieve the proper 20% cash / 80% stock mix. In the event that this adjustment would result in an @plan shareholder receiving more than
0.310 of a share of DoubleClick common stock for each share of @plan common stock, DoubleClick would have a right to lock in the exchange ratio at 0.310. In these circumstances, @plan may terminate the merger agreement and the merger. If @plan did not do so, the cash portion of the merger consideration would be decreased below $1.85 per @plan share and the 0.310 of a share of DoubleClick common stock may have a value of less than $7.40. Accordingly, the overall merger consideration may have a value of less than $9.25 per share.

    Following the merger, @plan will become a wholly-owned subsidiary of DoubleClick. DoubleClick will account for the @plan merger under the purchase method of accounting. The merger is subject to a number of conditions, including regulatory approval and adoption by @plan shareholders.

    Effect of @plan Merger Upon NetCreations Shareholders. The primary effects of DoubleClick's merger with @plan on NetCreations shareholders will be dilution to their share ownership of DoubleClick and the costs of integrating @plan into DoubleClick on a prospective basis. The proposed acquisition of @plan will result in dilution to DoubleClick stockholders, including NetCreations shareholders who will become DoubleClick stockholders as a result of the merger. Immediately after the acquisition of NetCreations, assuming the @plan merger has not yet been completed, and further assuming the exercise of all outstanding DoubleClick and NetCreations options, NetCreations shareholders would own approximately 4.6% of DoubleClick. After the acquisition of NetCreations, and assuming the @plan merger has been completed, and further assuming the exercise of all vested outstanding DoubleClick, NetCreations and @plan options, NetCreations shareholders will own approximately 4.4% of DoubleClick. DoubleClick expects that the combined company's operating expenses will increase following the @plan acquisition. This increase will result from the integration of @plan into DoubleClick. In addition, DoubleClick intends to expand its sales and marketing operations, fund greater levels of product development and acquire complementary businesses, all of which will increase operating expenses. If these expenses are not more than offset by increased revenues over time, there may be an adverse impact on DoubleClick's financial results.

          DOUBLECLICK SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial information should be read in conjunction with DoubleClick's consolidated financial statements and related notes and DoubleClick's 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' which we incorporate by reference in this proxy statement/prospectus. The consolidated statement of operations information for each of the five years ended December 31, 1999, and the consolidated balance sheet data as at December 31, 1995, 1996, 1997, 1998 and 1999, are derived from the consolidated financial statements of DoubleClick which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are incorporated by reference in this proxy statement/prospectus. The selected financial data for the six month periods ended June 30, 1999 and 2000 and as of June 30, 2000 have been derived from DoubleClick's unaudited financial statements, and in the opinion of DoubleClick's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of DoubleClick for those periods in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                    SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                     JUNE 30,
                               -------------------------------------------------   -------------------
                                1995      1996      1997       1998       1999       1999       2000
                                ----      ----      ----       ----       ----       ----       ----
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
    Revenues................   $ 9,331   $25,985   $67,926   $138,724   $258,294   $ 89,268   $238,143
    Income (loss) from
      operations............     2,983    (1,419)   (3,828)   (14,970)   (58,715)   (15,719)   (61,677)
    Income (loss) before
      income taxes..........     2,781    (1,565)   (3,432)   (10,973)   (47,234)   (10,847)   (38,874)
    Net income (loss).......     2,231    (3,954)   (7,741)   (18,039)   (55,821)   (13,811)   (40,506)
    Basic and diluted net
      income (loss) per
      share.................   $  0.11   $ (0.07)  $ (0.16)  $  (0.21)  $  (0.51)  $  (0.13)  $  (0.34)
                               -------   -------   -------   --------   --------   --------   --------
                               -------   -------   -------   --------   --------   --------   --------
    Weighted average shares
      used in basic net
      income (loss) per
      share calculation.....    19,630    56,516    49,048     86,248    109,756    108,317    119,552
                               -------   -------   -------   --------   --------   --------   --------
                               -------   -------   -------   --------   --------   --------   --------
    Weighted average shares
      used in diluted net
      income (loss) per
      share calculation.....    19,716    56,516    49,048     86,248    109,756    108,317    119,552
                               -------   -------   -------   --------   --------   --------   --------
                               -------   -------   -------   --------   --------   --------   --------

                                                 DECEMBER 31,
                               ------------------------------------------------               JUNE 30,
                                1995     1996      1997       1998       1999                   2000
                                ----     ----      ----       ----       ----                   ----
                                                (IN THOUSANDS)                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET
  DATA:
    Working capital.........   $2,355   $ 4,959   $25,861   $184,408   $309,833              $  485,215
    Total assets............    5,536    19,749    53,641    260,361    729,407               1,368,265
    Convertible subordinated
      notes and other.......       --       711       742      2,067    255,348                 258,196
    Total stockholders
      equity................    1,178     7,256    31,428    206,771    361,662                 936,226

                NETCREATIONS SELECTED HISTORICAL FINANCIAL DATA

    This section presents selected historical financial data of NetCreations. The data set forth below should be read in conjunction with NetCreations' financial statements and the related notes and 'Management's Discussion and Analysis of Financial Condition and Results of Operations of NetCreations' included elsewhere in this proxy statement/prospectus.

    NetCreations derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and balance sheet data as of December 31, 1998 and 1999, from the audited financial statements in this proxy statement/prospectus. Those financial statements were audited by Grant Thornton LLP, independent certified public accountants. NetCreations derived the balance sheet data as of December 31, 1996 and 1997, and the statement of operations data for the year ended December 31, 1996, from audited financial statements that are not included in this proxy statement/prospectus. NetCreations derived the statement of operations data for the period from NetCreations' inception to December 31, 1995 and the balance sheet data as of December 31, 1995 from unaudited financial statements prepared by NetCreations' management. In the opinion of NetCreations' management, this information has been prepared on the same basis as the audited financial statements included elsewhere in this proxy statement/prospectus. NetCreations derived the statement of operations data for the six months ended June 30, 1999 and 2000 and balance sheet data as of June 30, 2000 from the unaudited financial statements included in this proxy statement/prospectus. NetCreations' management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of the results to be expected in the future. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the entire year.

                               PERIOD FROM                                                           SIX MONTHS ENDED
                              INCEPTION TO                YEAR ENDED DECEMBER 31,                        JUNE 30,
                              DECEMBER 31,    ------------------------------------------------   ------------------------
                                  1995          1996        1997         1998         1999          1999         2000
                                  ----          ----        ----         ----         ----          ----         ----
STATEMENTS OF OPERATIONS
 DATA:
 Net revenues...............    $101,652      $476,190   $1,100,781   $3,446,539   $20,658,223   $5,272,594   $30,642,483
 Cost of revenues...........       8,213        43,090      173,124    1,509,776    10,464,359    2,577,967    17,224,098
                                --------      --------   ----------   ----------   -----------   ----------   -----------
Gross profit................      93,439       433,100      927,657    1,936,763    10,193,864    2,694,627    13,418,385
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Operating expenses:
   Selling and marketing....      29,482       195,451      289,904      492,004     2,088,100      601,960     2,942,380
   Technology, support and
    development.............      28,275       177,923      193,554      373,746       694,311      191,805       831,921
   General and
    administrative..........      12,893        60,734      151,221      365,343     1,914,608      364,889     2,877,718
   Depreciation and
    amortization............          --           554        9,515       23,414       195,362       45,151       606,906
                                --------      --------   ----------   ----------   -----------   ----------   -----------
      Total operating
        expenses............      70,650       434,662      644,194    1,254,507     4,892,381    1,203,805     7,258,925
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Income (loss) from
   operations...............      22,789        (1,562)     283,463      682,256     5,301,483    1,490,822     6,159,460
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Interest income............          --            --           --           --       209,182            0     1,094,004
 Interest expense...........          --            --          (86)      (4,165)      (33,157)      (7,615)       (7,418)
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Interest income
   (expense)................          --            --          (86)      (4,165)      176,025       (7,615)    1,086,586
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Income (loss) before
   income...................      22,789        (1,562)     283,377      678,091     5,477,508    1,483,207     7,246,046
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Income tax provision.......          --         7,434       23,028       72,228       946,000      158,000     3,361,275
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Net income (loss)..........    $ 22,789      $ (8,996)  $  260,349   $  605,863   $ 4,531,508   $1,325,207   $ 3,884,771
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Net income (loss) per share
   basic and diluted........    $   0.00      $  (0.00)  $     0.02   $     0.05          0.37         0.11          0.25
                                --------      --------   ----------   ----------   -----------   ----------   -----------
                                --------      --------   ----------   ----------   -----------   ----------   -----------
 Weighted average shares
   used in per share
   computation:
   For basic................  11,700,000      11,700,000 11,700,000   11,700,000    12,187,315   11,700,000    15,495,000
   For diluted..............  11,700,000      11,700,000 11,700,000   11,700,000    12,351,642   11,700,000    15,825,363

                        PERIOD FROM                                                                  SIX MONTHS ENDED
                       INCEPTION TO                    YEAR ENDED DECEMBER 31,                           JUNE 30,
                       DECEMBER 31,    -------------------------------------------------------   -------------------------
                           1995           1996           1997           1998          1999          1999          2000
                           ----           ----           ----           ----          ----          ----          ----
PRO FORMA DATA(1)
 Historical income
   (loss) before
   income tax
   provision.........   $    22,789    $    (1,562)  $    283,377   $    678,091   $ 5,477,508   $ 1,483,207   $ 7,246,046
 Pro forma income tax
   provision
   (benefit).........         3,500         (1,000)       129,000        316,000     2,537,000       677,000     3,361,275
                        -----------    -----------   ------------   ------------   -----------   -----------   -----------
 Pro forma net income
   (loss)............   $    19,289    $      (562)  $    154,377   $    362,091   $ 2,940,508   $   806,207   $ 3,884,771
                        -----------    -----------   ------------   ------------   -----------   -----------   -----------
                        -----------    -----------   ------------   ------------   -----------   -----------   -----------
 Pro forma basic and
   diluted net income
   (loss) per
   share.............   $      0.00    $      (.00)  $       0.01   $       0.03   $      0.24   $      0.07   $      0.25
                        -----------    -----------   ------------   ------------   -----------   -----------   -----------
                        -----------    -----------   ------------   ------------   -----------   -----------   -----------
 Shares used in
   per share
   computation:
   For basic.........    11,700,000     11,700,000     11,700,000     11,700,000    12,187,315    11,700,000    15,495,000
   For diluted.......    11,700,000     11,700,000     11,700,000     11,700,000    12,351,642    11,700,000    15,825,363

---------

(1) Prior to November 15, 1999, NetCreations had elected to be taxed as an S corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and certain state income taxes during these periods. On November 15, 1999, NetCreations terminated the
    S corporation election and became a C corporation which is fully subject to federal, state and local income taxes. The financial statements subsequent to November 15, 1999 reflect all Federal, State and local taxes. Pro forma net income has been computed as if NetCreations had been fully subject to Federal, state and local income taxes.

                                                                     YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------    JUNE 30,
                                                             1996       1997       1998        1999          2000
                                                             ----       ----       ----        ----          ----
BALANCE SHEET DATA:
 Cash and cash equivalents...............................  $ 32,981   $ 54,002   $ 96,855   $41,305,824   $38,332,991
 Working capital (deficiency)............................   (16,593)    68,698    339,981    43,047,007    45,693,172
 Total assets............................................    59,372    233,489    943,804    52,391,415    60,707,019
 Long-term debt (less current portion)...................        --         --     30,180       101,225        58,967
 Total stockholders' equity (deficiency).................    (5,459)   121,129    476,992    45,262,021    49,508,356

                          SELECTED UNAUDITED PRO FORMA
                            CONDENSED FINANCIAL DATA

    The following selected unaudited pro forma condensed financial information of DoubleClick has been prepared to illustrate the estimated effects of the assumed acquisition by DoubleClick of all the shares of NetCreations in exchange for 6,368,940 shares of DoubleClick common stock and the issuance by DoubleClick of options to acquire approximately 482,000 shares of DoubleClick common stock in connection with this transaction.

    Pro forma amounts have been derived by applying pro forma adjustments to the historical consolidated financial information of DoubleClick and NetCreations.

AGREEMENT WITH @PLAN

    On September 24, 2000 DoubleClick entered into an agreement to acquire @plan.inc for a combination of cash and shares of DoubleClick common stock. DoubleClick does not believe that this anticipated acquisition would have a significant impact on its pro forma financial position and results of operations for the periods reported.

THE ACQUISITION OF NETCREATIONS

    The purchase price of NetCreations has been estimated based on the average market price of DoubleClick common stock, as quoted on the Nasdaq national market, for the day immediately prior to, the day of, and the day immediately after, the announcement of the transaction, plus the fair value of options, which was estimated using the Black-Scholes option pricing model. The estimated purchase price does not include the effect of direct acquisition costs. The final cost of the acquisition will be a different amount. The excess of the estimated purchase price over the recorded amount of net assets has been preliminarily allocated to goodwill and amortized over three years. The ultimate allocation of the purchase price will depend on the results of fair value appraisals. DoubleClick believes that the effect of the ultimate allocation will not differ materially from that assumed in the following unaudited pro forma financial data.

    The unaudited pro forma condensed statements of operations for the year ended December 31, 1999 and the six month period ended June 30, 2000 have been prepared as if the NetCreations acquisition had occurred on January 1, 1999. The unaudited pro forma condensed balance sheet as of June 30, 2000 has been prepared as if the acquisition occurred on June 30, 2000. The pro forma adjustments are described in the notes appearing elsewhere in this proxy statement/prospectus.

    Certain assets, liabilities and shareholders' equity balances in the consolidated balance sheets of DoubleClick and NetCreations have been reclassified to conform to the line item presentation in the pro forma balance sheet. Certain costs and other deductions in the consolidated statements of operations of DoubleClick and NetCreations have been reclassified to conform to the line item presentation in the pro forma statement of operations.
See footnote 3 to 'Unaudited Pro Forma Consolidated Financial Statements.'

    The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had the NetCreations acquisition been consummated on the date indicated and does not purport to indicate balance sheet data or results of operations as of any future date or any future period. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of DoubleClick and NetCreations, and the related notes incorporated by reference herein or included elsewhere in this proxy statement/prospectus.

              UNAUDITED PRO FORMA SUMMARY STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                               PRO FORMA    PRO FORMA
                                                 DOUBLECLICK   NETCREATIONS   ADJUSTMENTS   COMBINED
                                                 -----------   ------------   -----------   --------
Revenues.......................................   $258,294       $20,659       $     --     $ 278,953
Cost of revenues...............................    107,156        10,465             --       117,621
Income (loss) from operations..................    (58,715)        5,302        (47,022)     (100,435)
Net income (loss)..............................   $(55,821)      $ 4,532       $(46,076)    $ (97,365)
Weighted-average number of shares used in
  calculation of basic and diluted EPS:........    109,756                                    116,125
Basic and diluted EPS:.........................   $  (0.51)                                 $   (0.84)

              UNAUDITED PRO FORMA SUMMARY STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                PRO FORMA    PRO FORMA
                                                  DOUBLECLICK   NETCREATIONS   ADJUSTMENTS   COMBINED
                                                  -----------   ------------   -----------   --------
Revenues........................................   $238,143       $30,642       $     --     $268,785
Cost of revenues................................    112,016        17,224             --      129,240
Income (loss) from operations...................    (61,677)        6,159        (21,508)     (77,026)
Net income (loss)...............................   $(40,506)      $ 3,885       $(18,147)    $(54,768)
Weighted-average number of shares used in
  calculation of basic and diluted EPS:.........    119,552                                   125,921
Basic and diluted EPS:..........................   $  (0.34)                                 $  (0.43)

         UNAUDITED PRO FORMA SUMMARY BALANCE SHEET AS OF JUNE 30, 2000
                                 (IN THOUSANDS)

                                                                              PRO FORMA    PRO FORMA
                                                DOUBLECLICK   NETCREATIONS   ADJUSTMENTS    COMBINED
                                                -----------   ------------   -----------    --------
Cash, cash equivalents and short-term
  investments.................................  $  482,883      $38,333       $     --     $  521,216
Total assets..................................   1,368,265       60,707        129,045      1,558,017
Total stockholders equity.....................     936,226       49,508        129,045      1,114,779

                           COMPARATIVE PER SHARE DATA

    The following tables reflect (a) the historical net loss and book value per share of DoubleClick common stock and the historical net loss and book value per share of NetCreations common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of DoubleClick with NetCreations and (b) the equivalent historical net loss and book value per shares attributable to 0.41 of a share of DoubleClick common stock that will be received for each share of NetCreations common stock in the merger, based on an assumed price of $27.31 per share of DoubleClick common stock. Neither DoubleClick nor NetCreations has declared or paid any cash dividends on its common stock, and DoubleClick does not anticipate doing so in the foreseeable future.

    The information presented in the following tables should be read in conjunction with the unaudited pro forma condensed financial statements included in this proxy statement/prospectus and the historical consolidated financial statements and related notes of DoubleClick which are incorporated by reference in this proxy statement/prospectus and the historical financial statements and related notes of NetCreations which are included elsewhere in this proxy statement/prospectus.

                                                                 YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 1999    JUNE 30, 2000
                                                              -----------------    -------------
DOUBLECLICK HISTORICAL PER COMMON SHARE:
    Net loss per common share -- basic and diluted..........        (0.51)             (0.34)
    Book value per share....................................           --               7.83

NETCREATIONS HISTORICAL PER COMMON SHARE
    Net income per common share -- basic and diluted........         0.37               0.25
    Book value per share....................................           --               3.20

DOUBLECLICK AND NETCREATIONS PRO FORM COMBINED PER COMMON
  SHARE:
    Net loss per DoubleClick share -- basic and diluted.....        (0.84)             (0.43)
    Net loss per equivalent NetCreations share -- basic and
      diluted...............................................        (0.34)             (0.18)
    Book value per DoubleClick share........................      --                    8.85
    Book value per equivalent NetCreations share............      --                    3.63

                            COMPARATIVE MARKET DATA

    Both DoubleClick and NetCreations common stock currently trade on the Nasdaq National Market. DoubleClick trades under the symbol 'DCLK' and NetCreations trades under the symbol 'NTCR.' The following table presents trading information for DoubleClick common stock and NetCreations common stock on October 2, 2000
and          , 2000. The table also presents the equivalent per share price of
NetCreations common stock, determined by multiplying the applicable price of DoubleClick common stock by the 0.41 exchange ratio. October 2, 2000 was the last trading day before our announcement of the signing of the merger agreement.
         , 2000 was the last trading day before the date of this proxy statement/prospectus.

                                                       DOUBLECLICK                NETCREATIONS             DOUBLECLICK COMMON
                                                      COMMON STOCK                COMMON STOCK          STOCK EQUIVALENT (0.41:1)
                                                -------------------------   -------------------------   -------------------------
                                                 HIGH     LOW     CLOSING    HIGH     LOW     CLOSING    HIGH     LOW     CLOSING
                                                 ----     ---     -------    ----     ---     -------    ----     ---     -------
October 2, 2000...............................  $33.75   $29.00   $29.63    $11.63   $10.66   $11.38    $13.84   $11.89   $12.15
       , 2000.................................  $        $        $         $        $        $         $        $        $

    While the exchange ratio is fixed, the market prices of shares of DoubleClick common stock and NetCreations common stock will fluctuate before the merger. As a result, you should obtain current market quotations.

                                  RISK FACTORS

    By voting in favor of adoption of the merger agreement, NetCreations shareholders will be choosing to invest in DoubleClick common stock. An investment in DoubleClick common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. If any of the following risks actually occurs, the business and prospects of NetCreations or DoubleClick may be seriously harmed. In such case, the trading price of DoubleClick common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO THE MERGER

NETCREATIONS SHAREHOLDERS WILL RECEIVE 0.41 OF A SHARE OF DOUBLECLICK COMMON STOCK, DESPITE CHANGES IN THE MARKET VALUE OF NETCREATIONS OR DOUBLECLICK COMMON STOCK BETWEEN NOW AND THE MERGER.

    Upon completion of the merger, each share of NetCreations common stock will be exchanged for 0.41 of a share of DoubleClick common stock. This exchange ratio will not be adjusted for changes in the market price of either DoubleClick or NetCreations common stock, and neither company is permitted to terminate the merger agreement solely because of changes in the market price of either company's common stock. Consequently, the specific dollar value of DoubleClick common stock to be received by NetCreations shareholders will depend on the market value of DoubleClick common stock at the time of completion of the merger and may decrease from the date that NetCreations shareholders submit their proxies. NetCreations shareholders are urged to obtain recent market quotations for DoubleClick common stock and NetCreations common stock. DoubleClick common stock has historically experienced significant volatility, and we cannot predict or give any assurances as to the market price of DoubleClick common stock at any time before or after the merger.

    THE MERGER MAY GO FORWARD EVEN THOUGH THERE IS A DECREASE IN THE TRADING PRICE OF DOUBLECLICK OR NETCREATIONS COMMON STOCK OR LITIGATION RELATING THERETO.

    In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between now and the closing. However, certain of such changes, including, a change in general economic conditions or changes affecting the industry generally in which DoubleClick and NetCreations operates will not prevent the merger from going forward, even if they would have a material adverse effect on DoubleClick or NetCreations.

    If adverse changes occur and DoubleClick and NetCreations are still required to complete the merger, DoubleClick's stock price may suffer. This in turn may reduce the value of the merger to DoubleClick stockholders and NetCreations shareholders.

DOUBLECLICK AND NETCREATIONS MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE MERGER.

    We entered into the merger agreement with the expectation that the merger will result in significant benefits. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events. Key events include:

     integrating the operations and personnel of the two companies;

     offering the existing products and services of each company to the other company's customers; and

     developing new products and services that utilize the assets of both companies.

    We will need to overcome significant issues, however, to realize any benefits or synergies from the merger. The successful execution of these post-merger events will involve considerable risk and may not be successful.

    Operations and personnel. DoubleClick's and NetCreations' respective principal offices are located in separate facilities in New York, New York. After the merger is completed, the parties expect that NetCreations' operations and personnel will relocate to DoubleClick's principal offices. Although DoubleClick currently plans to operate NetCreations as a separate business unit, in order

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for the merger to be successful, NetCreations' operations and personnel must be successfully integrated with DoubleClick's operations and personnel. DoubleClick's failure to complete the integration successfully could result in the loss of key personnel and customers.

    Products and services. Each company initially intends to offer its respective products and services to the customers of the other company. There can be no assurance that either company's customers will have any interest in the other company's products and services. The failure of such cross-marketing efforts would diminish the synergies expected to be realized by the merger.

    In addition, after the merger DoubleClick intends to develop new products and services that combine the assets of both the DoubleClick and NetCreations businesses. To date, the companies have not thoroughly investigated the technological, market-driven or other obstacles in developing and marketing these new products and services in a timely and efficient way. There can be no assurance that DoubleClick will be able to overcome these obstacles in developing new products and services, or that there will be a market for the new products or services developed by DoubleClick after the merger.

    In general, we cannot offer any assurances that we can successfully integrate or realize the anticipated benefits of the merger. Our failure to do so could have a material adverse effect on the combined company's business, financial condition and operating results or could result in the loss of key personnel. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.

THE MERGER COULD ADVERSELY AFFECT COMBINED FINANCIAL RESULTS.

    If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to DoubleClick's stockholders resulting from the issuance of shares in connection with the merger, DoubleClick's financial results, including earnings per share, could be adversely affected.

THE MARKET PRICE OF DOUBLECLICK COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

    The market price of DoubleClick common stock may decline as a result of the merger if:

     the integration of DoubleClick and NetCreations is unsuccessful;

     DoubleClick does not achieve the perceived benefits of the merger as rapidly as, or to the extent, financial or industry analysts anticipate; or

     the effect of the merger on DoubleClick's financial results is not consistent with the expectations of financial or industry analysts.

DOUBLECLICK MUST MANAGE THE INTEGRATION OF ACQUIRED COMPANIES SUCCESSFULLY IN ORDER TO ACHIEVE DESIRED RESULTS.

    As a part of its business strategy, DoubleClick expects to enter into additional business combinations and acquisitions, including the recently proposed acquisition of @plan. Acquisition transactions are accompanied by a number of risks, including:

     the difficulty of assimilating the operations and personnel of the acquired companies;

     the potential disruption of the ongoing businesses and distraction of management of DoubleClick and the acquired companies;

     the difficulty of incorporating acquired technology and rights into DoubleClick's products and services;

     unanticipated expenses related to technology integration;

     difficulties in maintaining uniform standards, controls, procedures and policies;

     the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     potential unknown liabilities associated with acquired businesses.

The combined company may not succeed in addressing these risks or any other problems encountered in connection with such business combinations and acquisitions.

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DIRECTORS AND OFFICERS OF NETCREATIONS HAVE POTENTIAL CONFLICTS OF INTEREST THAT
MAY INFLUENCE THEM IN SUPPORTING OR RECOMMENDING THAT NETCREATIONS SHAREHOLDERS VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT.

    Some of the directors and officers of NetCreations who supported adoption of the merger agreement and recommended that NetCreations shareholders vote in favor of adoption of the merger agreement have employment or other benefit arrangements that provide them with interests in the merger that differ from yours. These arrangements include the following:

     The non-employee directors of NetCreations own stock options to purchase an aggregate of 300,000 shares of NetCreations common stock. If the merger is completed, any options that are unvested will automatically become vested. On October 2, 2000, the non-employee director stock options were amended to permit them to be exerciseable until October 8, 2004, the original term of such option grants, notwithstanding their termination as directors upon the closing of the merger.

     Rosalind Resnick, Chairman and Chief Executive Officer of NetCreations, Ryan Scott Druckenmiller, the Chief Technology Officer and a director of NetCreations, Robert Mattes, Chief Financial Officer of NetCreations, Scott Wolf, Senior Vice President of Sales and Business Development of NetCreations and Michael Mayor, Vice President of Sales of NetCreations, have entered into employment agreements with DoubleClick which become effective when the merger is completed and entitles each officer to specified severance arrangements, among other things.

     Because the number of shares of DoubleClick common stock outstanding is larger than the number of shares of NetCreations common stock outstanding, certain officers, directors and affiliates of NetCreations who receive shares of DoubleClick common stock in the merger may be allowed to sell or transfer a greater number of shares in a single transaction than would be possible prior to the merger pursuant to the volume restrictions of Rule 144 of the Securities Act, subject, however, to limitations imposed by lock-up agreements entered into in connection with the merger.

     DoubleClick has agreed to indemnify and to cause the surviving corporation in the merger to indemnify their present and former NetCreations officers and directors against liabilities arising out of their services as officers or directors. In addition, DoubleClick will cause NetCreations, as the surviving corporation, to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

    The receipt of compensation or other benefits in the merger, and the continuation of indemnification arrangements for current directors and officers of NetCreations following completion of the merger, may have influenced these directors and officers in supporting adoption of the merger agreement and making their recommendation that NetCreations shareholders vote in favor of adoption of the merger agreement.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT NETCREATIONS' STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

    If the merger is not completed for any reason, NetCreations may be subject to a number of material risks, including the following:

     NetCreations may be required to pay DoubleClick a termination fee of $8.6 million plus reimburse DoubleClick's expenses;

     the price of NetCreations common stock may decline to the extent that the current market price of NetCreations common stock reflects a market assumption that the merger will be completed; and

     NetCreations must pay its own costs related to the merger, such as legal, accounting and financial advisor fees, even if the merger is not completed.

    In addition, NetCreations' mailing customers and list owners may, in response to the announcement of the merger, delay or defer decisions concerning NetCreations. Any delay or deferral in those decisions by NetCreations' customers or list owners could have a material adverse

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effect on NetCreations, regardless of whether the merger is ultimately completed. Similarly, current and prospective NetCreations employees may experience uncertainty about their future roles with DoubleClick until DoubleClick's strategies with regard to NetCreations are announced or executed. This may adversely affect NetCreations' ability to attract and retain key management, sales, marketing and technical personnel.

    Further, if the merger is terminated and NetCreations' board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, NetCreations is prohibited from soliciting, initiating or encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than DoubleClick.

RISKS RELATED TO DOUBLECLICK

    In addition to the risks relating to the merger, as discussed above, DoubleClick is subject to its own specific risks relating to its business model, strategy, and the legal, regulatory and business environment, including those set forth below.

                 RISKS RELATING TO DOUBLECLICK AND ITS BUSINESS

DOUBLECLICK'S LIMITED OPERATING HISTORY MAKES EVALUATING ITS BUSINESS DIFFICULT.

    DoubleClick was incorporated in January 1996 and has a limited operating history. An investor in DoubleClick's common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving industries, including the Internet advertising industry. DoubleClick's risks include:

     ability to sustain historical revenue growth rates;

     relying on the DoubleClick networks;

     managing its expanding operations;

     competition;

     attracting, retaining and motivating qualified personnel;

     maintaining its current, and developing new, strategic relationships with Web publishers;

     ability to anticipate and adapt to the changing Internet industry; and

     attracting and retaining a large number of advertisers from a variety of industries.

    DoubleClick also depends on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. DoubleClick cannot assure you that its business strategy will be successful or that it will successfully address these risks.

DOUBLECLICK HAS A HISTORY OF LOSSES AND MAY EXPERIENCE CONTINUED LOSSES.

    DoubleClick incurred net losses of $4.0 million for the year ended
December 31, 1996, $7.7 million for the year ended December 31, 1997,
$18.0 million for the year ended December 31, 1998, and $55.8 million for the year ended December 31, 1999. For the six months ended June 30, 2000, DoubleClick incurred net loss of $40.5 million and, as of June 30, 2000, its accumulated deficit was $150.3 million. DoubleClick has not achieved profitability and may continue to incur operating losses in the future. DoubleClick expects to continue to incur significant operating and capital expenditures and, as a result, it will need to generate significant revenue to achieve and maintain profitability. Although its revenue has grown in recent quarters, DoubleClick cannot assure you that it will achieve sufficient revenue to achieve or sustain profitability. Even if it does achieve profitability, DoubleClick cannot assure you that it can sustain or increase profitability on a quarterly or annual basis in the future. If revenue grows slower than DoubleClick anticipates, or

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if operating expenses exceed its expectations or cannot be adjusted accordingly,
DoubleClick's business, results of operations and financial condition will be materially and adversely affected.

DOUBLECLICK DERIVES A SUBSTANTIAL PORTION OF ITS REVENUE FROM WEB SITES OF A LIMITED NUMBER OF WEB PUBLISHERS AND THE LOSS OF THESE WEB PUBLISHERS AS CUSTOMERS COULD HARM ITS BUSINESS.

    DoubleClick derives a substantial portion of its DoubleClick Media revenue from ad impressions it delivers on the Web sites of a limited number of Web publishers. For the six months ended June 30, 2000, approximately 19% of DoubleClick's revenue resulted from ads delivered on the Web sites of the top five Web publishers on its DoubleClick networks. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by the loss of one or more of the Web publishers that account for a significant portion of the revenue from its DoubleClick networks or any significant reduction in traffic on these Web publisher's Web sites.

    The loss of these Web publishers could also cause advertisers or other Web publishers to leave DoubleClick's networks, which could materially and adversely affect its business, results of operations and financial condition. Typically DoubleClick enters into short-term contracts with Web publishers for inclusion of their Web sites in DoubleClick's networks. Since these contracts are short-term, DoubleClick will have to negotiate new contracts or renewals in the future, which may have terms that are not as favorable to it as the terms of the existing contracts. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by such new contracts or renewals.

DOUBLECLICK RELIES ON ITS RELATIONSHIP WITH ALTAVISTA AND CHANGES IN THIS RELATIONSHIP COULD HARM ITS BUSINESS.

    DoubleClick's revenues have, in the past, significantly relied on revenues generated from advertisements delivered on or through the AltaVista Web site. On August 7, 2000, DoubleClick announced the restructuring of its Advertising Services Agreement with AltaVista. CMGI, Inc. currently owns approximately 82% of AltaVista. CMGI also owns several Internet advertising and marketing companies either directly or indirectly through its majority owned subsidiary Engage. These companies, including AdForce, AdKnowledge, Flycast Communications, Adsmart and Engage, compete with DoubleClick's Internet advertising solutions. Under the restructured agreement, AltaVista has extended its agreement to use DoubleClick's DART for Publishers ad serving solution through 2004. In addition, AltaVista will accelerate taking lead advertising sales responsibility for its worldwide network of Web sites in the United Kingdom, France, Germany, Italy, Sweden, and the Netherlands by January 1, 2001. The majority of advertising served on AltaVista will use DART through 2002. In 2003, at least half of all of AltaVista's ads will be served through DART. AltaVista will assume majority responsibility for ad serving thereafter. In addition, DoubleClick's DART for Advertisers solution will run the majority of AltaVista's online advertising campaigns through 2004. The unexpected loss of AltaVista as a customer or any significant reduction in traffic on or through the AltaVista Web site could materially and adversely affect DoubleClick's business, results of operations and financial condition.

DOUBLECLICK'S BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED BY LAWSUITS RELATED TO PRIVACY AND DOUBLECLICK'S BUSINESS PRACTICES.

    DoubleClick is a defendant in several pending class action lawsuits alleging, among other things, that DoubleClick unlawfully obtains and uses Internet users' personal information. DoubleClick is also the subject of a Federal Trade Commission inquiry concerning its collection and maintenance of information concerning Internet users, and inquiries involving the attorneys general of several states relating to its collection, maintenance and sharing of information concerning, and its disclosure of those practices to, Internet users. DoubleClick may receive additional regulatory inquiries and intends to cooperate fully. Class action litigation and regulatory inquiries of these types are often expensive and time-consuming and their outcome is uncertain.

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DoubleClick cannot quantify the amount of monetary or human resources that it will be required to use to defend itself in these proceedings. DoubleClick may need to spend significant amounts on its legal defense, senior management may be required to divert their attention from other portions of its business, new product launches may be deferred or canceled as a result of these proceedings, and DoubleClick may be required to make changes to its present and planned products or services, any of which could materially and adversely affect its business, financial condition and results of operations. If, as a result of any of these proceedings, a judgment is rendered or a decree is entered against DoubleClick, it may materially and adversely affect its business, financial condition and results of operations.

DOUBLECLICK DERIVES A SUBSTANTIAL PORTION OF ITS REVENUE FROM ADVERTISEMENTS IT DELIVERS TO WEB SITES ON DOUBLECLICK NETWORKS, AND A DECREASE IN TRAFFIC LEVELS COULD HARM ITS BUSINESS.

    DoubleClick derives a large portion of its revenue from advertisements it delivers to Web sites on its DoubleClick networks. DoubleClick expects that its DoubleClick networks will continue to account for a substantial portion of its revenue for the foreseeable future. DoubleClick's networks consist of Web sites of Web publishers with which it has short-term contracts. DoubleClick cannot assure you that these Web publishers will remain associated with DoubleClick's networks, that any DoubleClick network Web site will maintain consistent or increasing levels of traffic over time, or that DoubleClick will be able to replace in a timely or effective manner any existing DoubleClick network Web site with other Web sites with comparable traffic patterns and user demographics. DoubleClick's failure to successfully market its DoubleClick networks, the loss of one or more of the Web publishers that account for a significant portion of its revenue from its DoubleClick networks, or the failure of the Web sites on its DoubleClick networks to maintain consistent or increasing levels of traffic would materially and adversely affect DoubleClick's business, results of operations and financial condition.

DOUBLECLICK'S ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH IT HAS STRATEGIC BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT ITS BUSINESS.

    As a result of unfavorable conditions in the public equity markets, some of DoubleClick's customers may have difficulty raising sufficient capital to support their long-term operations. As a result, these customers may reduce their spending on Internet advertising, which could materially and adversely affect DoubleClick's business, financial condition and results of operations. In addition, from time to time, DoubleClick has entered into strategic business relationships with other companies, the nature of which varies, but generally in the context of customer relationships. These companies may experience adverse business conditions that may render them unable to meet DoubleClick's expectations for the strategic business relationship or to fulfill their contractual obligations to DoubleClick. Such an event could have a material adverse impact on DoubleClick's business, financial condition and results of operations.

DOUBLECLICK'S QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF FUTURE OPERATING PERFORMANCE.

    DoubleClick's revenue and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond DoubleClick's control. These factors include:

     advertiser, Web publisher and direct marketer demand for DoubleClick's solutions;

     Internet user traffic levels;

     changes in fees paid by advertisers;

     changes in service fees payable by DoubleClick to Web publishers in its networks;

     the introduction of new Internet advertising services by DoubleClick or its competitors;

     variations in the levels of capital or operating expenditures and other costs relating to the expansion of DoubleClick's operations; and

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     general economic conditions.

    For the foreseeable future, DoubleClick's revenue from DoubleClick TechSolutions and DoubleClick Media will also remain dependent on advertising activity on DoubleClick's networks. This future revenue is difficult to forecast. In addition, DoubleClick plans to significantly increase its operating expenses so that it can increase its sales and marketing operations, continue its international expansion, upgrade and enhance its DART technology and expand its product and service offerings, and market and support its solutions. DoubleClick may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If DoubleClick has a shortfall in revenue in relation to its expenses, or if its expenses exceed increased revenue, then DoubleClick's business, results of operations and financial condition could be materially and adversely affected. These results would likely affect the market price of DoubleClick's common stock in a manner which may be unrelated to its long term operating performance.

    As a result, DoubleClick believes that period-to-period comparisons of its results of operations may not be meaningful. You should not rely on past periods as indicators of future performance.

RAPID GROWTH IN DOUBLECLICK'S BUSINESS COULD STRAIN ITS MANAGERIAL, OPERATIONAL, FINANCIAL AND INFORMATION SYSTEM RESOURCES.

    In recent years, DoubleClick has experienced significant growth, both internally and through acquisitions, that has placed considerable demands on its managerial, operational and financial resources. To continue to successfully implement DoubleClick's business plan in its rapidly evolving industry requires an effective planning and management process. DoubleClick continues to increase the scope of its operations both domestically and internationally, and it has grown its workforce substantially. As of September 30, 1999, DoubleClick had a total of 1,162 employees and, as of September 30, 2000, it had a total of 2,104 employees. In addition, DoubleClick plans to continue to expand its sales and marketing and customer support organizations both domestically and internationally. The anticipated future growth in its operations will continue to place a significant strain on its management systems and resources. DoubleClick expects that it will need to continue to improve its financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage its workforce. DoubleClick cannot assure you that if it continues to grow, management will be effective in attracting and retaining additional qualified personnel, expanding its physical facilities, integrating acquired businesses or otherwise managing growth. DoubleClick also cannot assure you that its information systems, procedures or controls will be adequate to support its operations or that its management will be able to achieve the rapid execution necessary to successfully offer its services and implement its business plan. DoubleClick's future performance may also depend on its effective integration of acquired businesses. Even if successful, this integration may take a significant period of time and expense, and may place a significant strain on DoubleClick's resources. DoubleClick's inability to effectively manage its growth could materially and adversely affect its business, financial condition and results of operations.

DOUBLECLICK'S BUSINESS MAY SUFFER IF IT IS UNABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS MODEL.

    A significant part of DoubleClick's business model is to generate revenue by providing interactive marketing solutions to advertisers, ad agencies and Web publishers. The profit potential for this business model is unproven. To be successful, both Internet advertising and DoubleClick's solutions will need to achieve broad market acceptance by advertisers, ad agencies and Web publishers. DoubleClick's ability to generate significant revenue from advertisers will depend, in part, on its ability to contract with Web publishers that have Web sites with adequate available ad space inventory. Further, these Web sites must generate sufficient user traffic with demographic characteristics attractive to DoubleClick's advertisers. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for DoubleClick to project future levels of advertising revenue and applicable gross margin that can be sustained by DoubleClick or the Internet advertising industry in general.

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    Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, DoubleClick's products and services, including its new products and services such as the Sonar Network, Abacus Online Alliance and the DARTmail Services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing direct marketing systems. In addition, since online direct marketing is emerging as a new and distinct business apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements. DoubleClick may be unable to meet the demands of these clients.

    Acceptance of DoubleClick's new solutions will depend on the continued emergence of Internet commerce, communication and advertising, and demand for its solutions. DoubleClick cannot assure you that demand for its new solutions will emerge or become sustainable.

DISRUPTION OF DOUBLECLICK'S SERVICES DUE TO UNANTICIPATED PROBLEMS OR FAILURES COULD HARM ITS BUSINESS.

    DoubleClick's DART technology resides on a computer system located in DoubleClick's New York City offices and in its data centers in New Jersey and California and in Europe, Asia and Latin America. This system's continuing and uninterrupted performance is critical to DoubleClick's success. Customers may become dissatisfied by any system failure that interrupts DoubleClick's ability to provide its services to them, including failures affecting DoubleClick's ability to deliver advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of DoubleClick's solutions to advertisers, ad agencies and Web publishers and result in contract terminations, fee rebates and makegoods, thereby reducing revenue. Slower response time or system failures may also result from straining the capacity of DoubleClick's deployed software or hardware due to an increase in the volume of advertising delivered through its servers. To the extent that DoubleClick does not effectively address any capacity constraints or system failures, DoubleClick's business, results of operations and financial condition could be materially and adversely affected.

    DoubleClick's operations are dependent on its ability to protect its computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, interruptions in DoubleClick's solutions could result from the failure of its telecommunications providers to provide the necessary data communications capacity in the time frame it requires. Despite precautions DoubleClick has taken, unanticipated problems affecting its systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of DoubleClick's solutions. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays its operations.

COMPETITION IN INTERNET ADVERTISING AND RELATED PRODUCTS AND SERVICES IS INTENSE AND LIKELY TO INCREASE IN THE FUTURE, AND DOUBLECLICK MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

    The business of Internet advertising and related products and services is intensely competitive. DoubleClick expects competition to continue to increase because this business has no substantial barriers to entry. Competition may also increase as a result of industry consolidation. DoubleClick believes that its ability to compete depends upon many factors both within and beyond its control, including the following:

     the timing and acceptance of new solutions and enhancements to existing solutions developed either by DoubleClick or its competitors;

     customer service and support efforts;

     sales and marketing efforts; and

     the ease of use, performance, price and reliability of solutions developed either by DoubleClick or its competitors.

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DoubleClick competes for Internet advertising revenue with large Web publishers and Web portals, such as America Online, Excite@Home, Microsoft, GO.com and Yahoo!. Further, its DoubleClick networks compete with a variety of Internet advertising networks, including 24/7 Media. In marketing its DoubleClick networks and DART Service to Web publishers, DoubleClick also competes with providers of ad servers and related services. CMGI also now owns several Internet advertising and marketing companies either directly or indirectly through its majority owned subsidiary Engage. These companies, including AdForce, AdKnowledge, Flycast Communications, Adsmart and Engage, compete with DoubleClick's Internet advertising solutions. DoubleClick also encounters competition from a number of other sources, including content aggregation companies, companies engaged in advertising sales networks, advertising agencies, and other companies that facilitate Internet advertising.

    Many of DoubleClick's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than DoubleClick. These factors may allow them to respond more quickly than DoubleClick can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than DoubleClick can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. DoubleClick cannot assure you that its competitors will not develop products or services that are equal or superior to its solutions or that achieve greater acceptance than its solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of DoubleClick's prospective advertising, ad agency and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. DoubleClick cannot assure you that it will be able to compete successfully or that competitive pressures will not materially and adversely affect its business, results of operations or financial condition.

DOUBLECLICK MAY NOT COMPETE SUCCESSFULLY WITH TRADITIONAL ADVERTISING MEDIA FOR ADVERTISING DOLLARS.

    Companies doing business on the Internet, including DoubleClick, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

DOUBLECLICK'S REVENUE IS SUBJECT TO SEASONAL AND CYCLICAL FLUCTUATIONS.

    DoubleClick believes that its business is subject to seasonal fluctuations. Advertisers generally place fewer advertisements during the first and third calendar quarters of each year, which directly affects DoubleClick's DoubleClick Media and DoubleClick TechSolutions businesses, and the direct marketing industry generally mails substantially more marketing materials in the third calendar quarter, which directly affects DoubleClick's DoubleClick Data Services business. Further, Internet user traffic typically drops during the summer months, which reduces the amount of advertising to sell and deliver. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. DoubleClick's revenue could be materially reduced by a decline in the economic prospects of advertisers and direct marketers or in the economy in general, which could alter current or prospective advertisers' and direct marketers' spending priorities or budget cycles or extend DoubleClick's sales cycle.

    Due to the risks discussed in this section, you should not rely on quarter-to-quarter comparisons of DoubleClick's results of operations as an indication of future performance. It is

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possible that in some future periods DoubleClick's results of operations may be below the expectations of public market analysts and investors. In this event, the price of DoubleClick's common stock may fall.

DOUBLECLICK MAY NOT BE ABLE SUCCESSFULLY TO MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES.

    DoubleClick may acquire or make investments in other complementary businesses, products, services or technologies. From time to time DoubleClick has had discussions with other companies regarding its acquiring, or investing in, their businesses, products, services or technologies. DoubleClick cannot assure you that it will be able to identify other suitable acquisition or investment candidates. Even if DoubleClick does identify suitable candidates, DoubleClick cannot assure you that it will be able to make other acquisitions or investments on commercially acceptable terms. If DoubleClick buys a company, DoubleClick could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for DoubleClick. If DoubleClick acquires different types of businesses, it could have difficulty in integrating the acquired products, services or technologies into its operations. These difficulties could disrupt its ongoing business, distract its management and employees, increase its expenses and adversely affect its results of operations due to accounting requirements such as amortization of goodwill. Furthermore, DoubleClick may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to DoubleClick's existing stockholders.

DOUBLECLICK IS DEPENDENT ON KEY PERSONNEL AND ON EMPLOYEE RETENTION AND RECRUITING FOR ITS FUTURE SUCCESS.

    DoubleClick's future success depends to a significant extent on the continued service of its key technical, sales and senior management personnel. DoubleClick does not have employment agreements with most of these executives. The loss of the services of one or more of DoubleClick's key employees would likely materially and adversely affect its business, results of operations and financial condition. DoubleClick's future success also depends on its continuing to attract, retain and motivate highly skilled employees. Competition for employees in its industry is intense. DoubleClick may be unable to retain its key employees or attract, assimilate or retain other highly qualified employees in the future. DoubleClick has from time to time in the past experienced, and it expects to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

IF DOUBLECLICK FAILS TO ADEQUATELY PROTECT ITS INTELLECTUAL PROPERTY OR FACES A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, IT COULD LOSE ITS INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR DAMAGES.

    DoubleClick's success and ability to effectively compete are substantially dependent on the protection of its internally developed technologies and its trademarks, which it protects through a combination of patent, copyright, trade secret, unfair competition and trademark law as well as contractual agreements. In September 1999, the U.S. Patent Office issued to DoubleClick a patent that covers the DART technology. DoubleClick has also filed patent applications for some of its other technology.

    DoubleClick also has rights in the trademarks that it uses to market its solutions. These trademarks include DOUBLECLICK, DART and ABACUS. DoubleClick has applied to register its trademarks in the United States and internationally. DoubleClick has received registrations for the marks DOUBLECLICK, DART and ABACUS, among others. DoubleClick cannot assure you that any of its current or future patent applications or trademark applications will be approved. Even if they are approved, these patents or trademarks may be successfully challenged by others or invalidated. If DoubleClick's trademark registrations are not approved because third parties own these trademarks, DoubleClick's use of these trademarks will be restricted unless it enters into

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arrangements with these parties which may be unavailable on commercially reasonable terms, if at all. In addition, DoubleClick has licensed, and may license in the future, DoubleClick's trademarks, trade dress and similar proprietary rights to third parties. While it endeavors to ensure that the quality of its brands are maintained by its licensees, its licensees may take actions that could materially and adversely affect the value of its proprietary rights and reputation.

    In order to secure and protect its proprietary rights, DoubleClick generally enters into confidentiality, proprietary rights and license agreements, as appropriate, with its employees, consultants and business partners, and generally controls access to and distribution of its technologies, documentation and other proprietary information. Despite these efforts, DoubleClick cannot be certain that the steps it takes to prevent unauthorized use of its proprietary rights are sufficient to prevent misappropriation of its solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect its proprietary rights as fully as in the United States. In addition, DoubleClick cannot assure you that the courts will adequately enforce contractual arrangements which it has entered into to protect its proprietary technologies.

    DoubleClick cannot assure you that any of its proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving. Furthermore, third parties may assert infringement claims against it. From time to time DoubleClick has been, and it expects to continue to be, subject to claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by it or the Web publishers with Web sites in its DoubleClick networks. Such claims and any resultant litigation, should it occur, could subject DoubleClick to significant liability for damages, and it could be restricted from using its ad delivery technology or other intellectual property. Any claims or litigation from third parties may also result in limitations on its ability to use the intellectual property, including its ad delivery technology, which are the subject of such claims or litigation unless it enters into arrangements with the third parties responsible for such claims or litigation which may be unavailable on commercially reasonable terms, if at all. In addition, even if DoubleClick prevails, such litigation could be time-consuming and expensive to defend, and could result in the diversion of DoubleClick's time and attention, any of which could materially and adversely affect its business, results of operations and financial condition.

    DoubleClick has filed a patent infringement suit against each of Sabela Media, Inc. and L90, Inc. in order to enforce its patent that covers the DART technology. 24/7 Media has acquired Sabela Media. In May 2000, 24/7 Media filed a patent infringement litigation suit against DoubleClick which alleged that DoubleClick infringes, and is inducing and contributing to the infringement of a patent owned by 24/7 Media. 24/7 Media sought damages in an unspecified amount, an injunction against infringement of the patent, and its attorneys fees and costs. In October 2000, DoubleClick, 24/7 Media and Sabela Media settled the patent litigation 24/7 Media initiated against DoubleClick and the patent litigation previously initiated against Sabela Media by DoubleClick. Consequently, both of these lawsuits will be dismissed with prejudice. As part of the settlement, 24/7 Media and DoubleClick granted each other certain rights in certain of their respective patents. Under the settlement agreement, no other terms of the settlement are permitted to be disclosed. Separately, L90 and DoubleClick have entered into an agreement pursuant to which the parties will enter into definitive documents to settle the patent infringement lawsuit, including L90's related counterclaims, pending in federal district court in Manhattan. Under the definitive documents, the parties will dismiss the pending lawsuit with prejudice, and grant each other certain rights in certain of their respective patents. No other terms of the settlement were disclosed.

DOUBLECLICK'S RIGHT TO KEEP AND USE INFORMATION COLLECTED IN ITS DATABASES MAY BE CHALLENGED IN THE FUTURE, WHICH COULD ADVERSELY AFFECT DOUBLECLICK'S BUSINESS AND RESULTS OF OPERATIONS.

    DoubleClick collects and compiles information in databases for the product offerings of all its businesses. Individuals have claimed, and may claim in the future, that DoubleClick's collection of this information is illegal. Although DoubleClick believes that it has the right to use and compile the information in these databases, it cannot assure you that its ability to do so will remain lawful, that any trade secret, copyright or other intellectual property protection will be available for its databases, or that statutory protection that is or becomes available for databases will enhance its rights. In addition, others may claim rights to the information in DoubleClick's databases. Further, pursuant to its contracts with Web publishers using its solutions, DoubleClick is obligated to keep

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certain information regarding each Web publisher confidential and, therefore, may be restricted from further using that information in its businesses.

DOUBLECLICK MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS OR IT WILL NOT BE COMPETITIVE.

    The Internet and Internet advertising businesses are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. DoubleClick's future success will depend on its ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions and services to address its customers' changing demands. DoubleClick may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of its solutions and services. In addition, DoubleClick's new solutions or enhancements must meet the requirements of its current and prospective customers and must achieve significant acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of DoubleClick's solutions and purchase those of its competitors. DoubleClick's failure to successfully design, develop, test and introduce new services, or the failure of its recently introduced services to achieve acceptance, could prevent DoubleClick from maintaining existing client relationships, gaining new clients or expanding its business and could materially and adversely affect its business, financial condition and results of operations.

DOUBLECLICK'S BUSINESS COULD BE ADVERSELY AFFECTED IF IT FAILS SUCCESSFULLY TO EXPAND ITS INTERNATIONAL OPERATIONS AND SALES AND MARKETING EFFORTS.

    DoubleClick has operations in a number of countries. It intends to continue to expand its international operations and international sales and marketing efforts. To date, DoubleClick has limited experience in developing localized versions of its solutions and in marketing, selling and distributing its solutions internationally. DoubleClick has established its DoubleClick networks in Argentina, Australia, Brazil, Canada, France, Germany, Benelux (Belgium, the Netherlands and Luxembourg), Scandinavia (Sweden, Norway, Finland, and Denmark), Spain, the United Kingdom and Italy. In Asia (Taiwan, Singapore, Hong Kong and China), and under separate agreements in Japan and Korea, DoubleClick is working with its business partners to conduct operations, establish local networks, aggregate Web publishers and coordinate sales and marketing efforts. Its success in these markets is directly dependent on the success of its business partners and their dedication of sufficient resources to DoubleClick's relationship.

    DoubleClick's international operations are subject to other inherent risks, including:

     the impact of recessions in economies outside the United States;

     changes in regulatory requirements;

     more restrictive privacy regulation;

     reduced protection for intellectual property rights in some countries;

     potentially adverse tax consequences;

     difficulties and costs of staffing and managing foreign operations;

     political and economic instability;

     fluctuations in currency exchange rates; and

     seasonal fluctuations in Internet usage.

    These risks may materially and adversely affect DoubleClick's business, results of operations or financial condition.

DOUBLECLICK HAS INCURRED SIGNIFICANT DEBT OBLIGATIONS WHICH COULD HARM ITS BUSINESS.

    DoubleClick incurred $250 million of indebtedness in March 1999 from the sale of its 4.75% Convertible Subordinated Notes due 2006. DoubleClick's ratio of long-term debt to total equity

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

was approximately 27.8% as of June 30, 2000. As a result of the sale of the notes, DoubleClick has substantially increased its principal and interest obligations. The degree to which DoubleClick is leveraged could materially and adversely affect its ability to obtain additional financing and could make it more vulnerable to industry downturns and competitive pressures. DoubleClick's ability to meet its debt service obligations will depend on its future performance, which will be subject to financial, business, and other factors affecting its operations, many of which are beyond its control.

IF DOUBLECLICK DOES NOT SUCCESSFULLY INTEGRATE ABACUS AND NETGRAVITY OR THE MERGERS' BENEFITS DO NOT MEET THE EXPECTATIONS OF FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE FOR DOUBLECLICK'S COMMON STOCK MAY DECLINE.

    Last year, DoubleClick consummated mergers with Abacus and NetGravity with the expectations that these mergers would result in significant benefits. Prior to these acquisitions, DoubleClick had virtually no experience in Abacus' business and little direct experience with NetGravity's primary business model. Furthermore, Abacus' principal offices are located in Broomfield, Colorado while DoubleClick's principal offices are located in New York, New York; managing the business in a coordinated fashion, therefore, has required additional management resources. DoubleClick will need to continue to overcome these significant issues in order to realize any benefits or synergies from the mergers. DoubleClick's successful execution of these events involves considerable risk and may not be successful. The market price of DoubleClick common stock may be negatively impacted, and it may lose key personnel and customers as a result of its mergers if:

     DoubleClick does not successfully integrate operations and personnel of the businesses;

     DoubleClick does not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial or industry analysts; or

     the effect of the mergers on DoubleClick's financial results is not consistent with the expectations of financial or industry analysts.

IF DOUBLECLICK FAILS TO SUCCESSFULLY CROSS-MARKET THE PRODUCTS OF DOUBLECLICK MEDIA, DOUBLECLICK TECHSOLUTIONS AND DOUBLECLICK DATA SERVICES OR TO DEVELOP NEW PRODUCTS, DOUBLECLICK MAY NOT INCREASE OR MAINTAIN ITS CUSTOMER BASE OR ITS REVENUE.

    DoubleClick offers the respective products and services historically offered by DoubleClick, Abacus and NetGravity to its collective customers. DoubleClick cannot assure you that any company's customers will have any interest in the other companies' products and services. The failure of DoubleClick's cross-marketing efforts may diminish the benefits it realizes from these mergers. In addition, DoubleClick intends to develop new products and services that combine the knowledge and resources of DoubleClick Media, DoubleClick TechSolutions and DoubleClick Data Services. DoubleClick cannot assure you that these products or services will be developed or, if developed, will be successful or that it can successfully integrate or realize the anticipated benefits of these mergers. As a result, DoubleClick may not be able to increase or maintain its customer base. It cannot assure you that the transactions or other data in Abacus' database will be predictive or useful in other sales channels, including Internet advertising. DoubleClick cannot assure you that it will be able to overcome the obstacles in developing new products and services, or that there will be a demand for the new products or services developed by it after the mergers. An inability to overcome such obstacles or a failure of such demand to develop could materially and adversely affect DoubleClick's business, financial condition and results of operations or could result in loss of key personnel. In addition, the attention and effort devoted to the integration of the acquired companies will significantly divert management's attention from other important issues, and could seriously harm it's business, financial condition and results of operations.

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

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF
DOUBLECLICK.

    Some of the provisions of DoubleClick's certificate of incorporation, its bylaws and Delaware law could, together or separately:

     discourage potential acquisition proposals;

     delay or prevent a change in control;

     impede the ability of DoubleClick stockholders to change the composition of DoubleClick's board of directors in any one year; and

     limit the price that investors might be willing to pay in the future for shares of DoubleClick common stock.

DOUBLECLICK'S STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

    The market price of DoubleClick's common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of DoubleClick common stock at or above the purchase price.

IF DOUBLECLICK'S STOCK PRICE IS VOLATILE, DOUBLECLICK MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES.

    In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in DoubleClick's industry have been subject to this type of litigation in the past. DoubleClick may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect DoubleClick's business, financial condition and results of operations.

FUTURE SALES OF DOUBLECLICK COMMON STOCK MAY AFFECT THE MARKET PRICE OF ITS COMMON STOCK.

    As of September 30, 2000, DoubleClick had 122,866,435 shares of common stock outstanding, excluding 24,038,717 shares subject to options outstanding as of such date under its stock option plans that are exercisable at prices ranging from $0.03 to $184.35 per share. Additionally, certain holders of DoubleClick's common stock have registration rights with respect to their shares. DoubleClick intends to file one or more registration statements in compliance with these registration rights. DoubleClick cannot predict the effect, if any, that future sales of common stock or the availability of shares of common stock for future sale, will have on the market price of its common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares included in such registration statements, issued upon the exercise of stock options or issued upon the conversion of DoubleClick's convertible subordinated notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for its common stock.

                    RISKS RELATED TO DOUBLECLICK'S INDUSTRY

DOUBLECLICK'S BUSINESS MAY BE ADVERSELY AFFECTED IF DEMAND FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES.

    DoubleClick's future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising industry is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and market acceptance for Internet advertising solutions is uncertain. Most of DoubleClick's current or potential advertising customers have little or no experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising

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

budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. In addition, most of DoubleClick's current and potential Web publisher customers have little experience in generating revenue from the sale of advertising space on their Web sites. DoubleClick cannot assure you that current or potential advertising customers will continue to allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. If the demand for Internet advertising develops more slowly than we expect, then DoubleClick's business, results of operations and financial condition could be materially and adversely affected.

    There are currently no standards for the measurement of the effectiveness of Internet advertising, and standard measurements may need to be developed to support and promote Internet advertising as a significant advertising medium. DoubleClick's advertising customers may challenge or refuse to accept its or third-party measurements of advertisement delivery results, and its customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in DoubleClick's database, like any database, may contain inaccuracies which its customers may not accept.

    A significant portion of DoubleClick's revenue is derived from the delivery of advertisements placed on Web sites which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if DoubleClick is unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of its online advertising business could be limited and its revenue levels could decline. Also, there are 'filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and DoubleClick's business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE DOUBLECLICK'S REVENUE AND INCREASE ITS COSTS.

    Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress and state legislatures. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. State governments or governments of foreign countries might attempt to regulate DoubleClick's transmissions or levy sales or other taxes relating to DoubleClick's activities. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain user information by DoubleClick. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM DOUBLECLICK'S BUSINESS.

    The U.S. federal and various state governments have recently proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union

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adopted a directive that may limit DoubleClick's collection and use of information regarding Internet users in Europe. At this stage, Double Click's DART technology targets advertising to users through the use of 'cookies' and other non-personally-identifying information, with the exception of advertising delivered to Web sites in Germany where DoubleClick does not currently set cookies. DoubleClick is developing new capabilities that would permit its DART technology to target users using anonymous online preference marketing techniques. The effectiveness of DoubleClick's DART technology could be limited by any regulation limiting the collection or use of information regarding Internet users. Since many of the proposed laws or regulations are just being developed, DoubleClick cannot yet determine the impact these regulations may have on its business.

    In addition, growing public concern about privacy and the collection, distribution and use of information about individuals has led to self-regulation of these practices by the Internet advertising and direct marketing industry and to increased federal and state regulation. The Network Advertising Initiative, or NAI, of which DoubleClick is a member along with other Internet advertising companies, has developed self-regulatory principles for online preference marketing. These principles were recently endorsed by the Federal Trade Commission and the Clinton Administration, and are in the process of being adopted by the NAI companies. The Direct Marketing Association, or DMA, the leading trade association of direct marketers, has adopted guidelines regarding the fair use of this information which it recommends participants, such as DoubleClick, through DoubleClick Data Services, in the direct marketing industry follow. DoubleClick is also subject to various federal and state regulations concerning the collection, distribution and use of information regarding individuals. These laws include the Federal Drivers Privacy Protection Act of 1994 and state laws which limit or preclude the use of voter registration and driver's license information, as well as laws which govern the collection and release of consumer credit information. Although DoubleClick's compliance with the DMA's guidelines and applicable federal and state laws and regulations has not had a material adverse effect on it, DoubleClick cannot assure you that the DMA will not adopt additional, more burdensome guidelines or that additional, more burdensome federal or state laws or regulations, including antitrust and consumer privacy laws, will not be enacted or applied to it or its clients, which could materially and adversely affect the business, financial condition and results of operations of DoubleClick Data Services.

CHANGING REQUIREMENTS FOR FAIR INFORMATION COLLECTION PRACTICES AND HEIGHTENED SCRUTINY OF DOUBLECLICK'S PRODUCTS OR SERVICES COULD REQUIRE OR CAUSE CHANGES IN THE WAY IT CONDUCTS OR PLANS TO CONDUCT ITS BUSINESS.

    There has been public debate about how fair information collection practices should be formulated for the online and offline collection, distribution and use of information about a consumer. Some of the discussion has focused on the fair information collection practices that should apply when information about an individual that is collected in the offline environment is associated with information that is collected over the Internet about that individual. Following DoubleClick's announcement of the Abacus merger, DoubleClick has seen a heightened public discussion and speculation about the information collection practices that will be employed in the industry generally, and specifically by it.

    DoubleClick is working with industry groups, such as the NAI and the Online Privacy Alliance, to establish such standards with the U.S. government. Nonetheless, DoubleClick cannot assure you that it will be successful in establishing industry standards acceptable to the U.S. government or the various state governments, or that the standards it establishes will not require material changes to its business plans. DoubleClick also cannot assure you that its business plans, or any U.S. industry standards that are established, will either be acceptable to any non-U.S. government or conform to foreign legal and business practices. As a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, DoubleClick may be required to make changes to its products or services in ways that could diminish the effectiveness of the product or service or its attractiveness to potential customers. In addition, given the heightened public discussion about consumer online privacy, DoubleClick cannot assure you that its products and business practices will gain market acceptance, even if they do conform to industry standards. Separately, computer users may also use software designed to filter or prevent the delivery of advertising to their computers. DoubleClick cannot assure you that the number of computer users who employ filtering software will not increase. In the case that one or more of these scenarios occur, DoubleClick's business, financial condition and results of operations could be materially and adversely affected.

DOUBLECLICK'S BUSINESS MAY SUFFER IF THE WEB INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT.

    DoubleClick's success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. DoubleClick cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, DoubleClick may have to spend considerable amounts to adapt its solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Web sites of Web publishers using our solutions and the level of user traffic on Web sites on its DoubleClick networks.

DOUBLECLICK DATA SERVICES IS DEPENDENT ON THE SUCCESS OF THE DIRECT MARKETING INDUSTRY FOR ITS FUTURE SUCCESS.

    The future success of DoubleClick Data Services is dependent in large part on the continued demand for its services from the direct marketing industry, including the catalog industry, as well as the continued willingness of catalog operators to contribute their data to DoubleClick. Most of its Data Services clients are large consumer merchandise catalogs operators in the United States. A significant downturn in the direct marketing industry generally, including the catalog industry, or withdrawal by a substantial number of catalog operators from the Abacus Alliance, would have a material adverse effect on DoubleClick's business, financial condition and results of operations. Many industry experts predict that electronic commerce, including the purchase of merchandise and the exchange of information via the Internet or other media, will increase significantly in the future. To the extent this increase occurs, companies which now rely on catalogs or other direct marketing avenues to market their products may reallocate resources toward these new direct marketing channels and away from catalog-related marketing or other direct marketing avenues, which could adversely affect demand for DoubleClick's Data Services. In addition, the effectiveness of direct mail as a marketing tool may decrease as a result of consumer saturation and increased consumer resistance to direct mail in general.

INCREASES IN POSTAL RATES AND PAPER PRICES COULD HARM DOUBLECLICK DATA SERVICES.

    The direct marketing activities of DoubleClick's Abacus Alliance clients are adversely affected by postal rate increases, especially increases that are imposed without sufficient advance notice to allow adjustments to be made to marketing budgets. Higher postal rates may result in fewer mailings of direct marketing materials, with a corresponding decline in the need for some of the direct marketing services offered by DoubleClick. Increased postal rates can also lead to pressure from DoubleClick's clients to reduce its prices for its services in order to offset any postal rate increase. Higher paper prices may also cause catalog companies to conduct fewer or smaller mailings which could cause a corresponding decline in the need for DoubleClick's services. DoubleClick's clients may aggressively seek price reductions for its services to offset any increased materials cost. Any of these occurrences could materially and adversely affect the business, financial condition and results of operations of DoubleClick's Abacus business.

RISKS RELATED TO NETCREATIONS

    In addition to the risks relating to the merger and DoubleClick discussed above, NetCreations is subject to its own specific risks relating to it business model, strategy and the legal, regulatory and business environment, including those set forth below.

NETCREATIONS DEPENDS ON CONTINUED GROWTH IN USE OF THE INTERNET FOR E-MAIL DIRECT MARKETING AND E-COMMERCE.

    The business of e-mail direct marketing and e-commerce is new and rapidly evolving. NetCreations' business would be adversely affected if Internet usage for the exchange of information and for commerce does not continue to grow because advertisers might feel less compelled to use NetCreations' services as opposed to more traditional advertising services. Internet usage may be inhibited for a number of reasons, such as:

     inadequate network infrastructure;

     security concerns;

     inconsistent quality of service; and

     lack of availability of cost-effective, high-speed service.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET OPT-IN E-MAIL DIRECT MARKETING IS RELATIVELY UNPROVEN.

    NetCreations' future success will depend on an increase in the use of the Internet as an opt-in marketing medium or for opt-in e-mail generally. The opt-in e-mail direct marketing industry is new and rapidly evolving. Consequently, current indications of its effectiveness compared to traditional postal direct marketing may not be supported as the industry matures. As a result, there generally is significant uncertainty about the demand and market acceptance for opt-in e-mail marketing solutions or Internet advertising solutions.

    Many of NetCreations' current or potential customers may have little or no experience using the Internet for direct marketing purposes. The adoption of Internet direct marketing, particularly by those entities that have historically relied upon traditional media and mailings for marketing, requires the acceptance of a new way of conducting business. These companies may find e-mail direct marketing to be less effective for promoting their products and services as compared to traditional mass media and postal marketing.

    NetCreations cannot assure you that the business for e-mail direct marketing will continue to emerge, or will become sustainable.

INTERNET, SOFTWARE OR HARDWARE FAILURES OR SHORTCOMINGS COULD ADVERSELY AFFECT NETCREATIONS' BUSINESS IN DIVERSE WAYS.

    NetCreations depends on software, hardware and the Internet to collect, store, retrieve and process e-mail addresses and other data and to send e-mail for its direct marketing customers. The third-party Web sites which NetCreations relies upon to collect e-mail addresses are less likely to collect additional e-mail addresses for it if their operations are disrupted or slowed by Internet, software or hardware failures or shortcomings or if such occurrences discourage potential visitors from using the Internet or visiting their sites. Direct marketers are less likely to utilize NetCreations' services if potential customers are prevented or discouraged from using the Internet and receiving promotional messages due to Internet, software, or hardware failures or shortcomings.

    Many of the Internet service providers and Web site operators on whom NetCreations depends have experienced significant service slowdowns, malfunctions, outages and capacity limitations. NetCreations also depends upon the reliability, speed, data capacity, ease of use, accessibility and security of the Internet as well as its continued development and acceptance for commercial use generally.

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    The Internet infrastructure may not be able to support the increasing demands placed on it at acceptable service levels as Internet usage grows. An individual's satisfactory Internet experience may also depend on the proper functioning and the continued development of equipment such as high speed modems and personal computers. Not all software and equipment protocols and standards are compatible. Users may experience difficulties due to computer-related, telecommunications, or other equipment, software, or system failures or shortcomings unrelated to NetCreations' services.

    In addition, some of NetCreations systems' infrastructure is not yet supported by redundant servers. Any failure in NetCreations' system that is not backed up by redundant servers could cause significant delays in its business operations.

    If NetCreations experiences a temporary or permanent business interruption, whether due to casualty, an operating malfunction, a power outage or otherwise, NetCreations may have to reconfigure its software, hardware and Internet infrastructure to address its customers' needs and orders. NetCreations may be unable to do so effectively or rapidly enough to avoid loss of business or damage to its reputation. Any interruption of service would be potentially harmful to NetCreations' business and reputation because even a short interruption in the midst of performing a time-sensitive project for a customer could be very damaging to its relationship with that customer. In certain instances, such as power outages or Internet service provider outages, NetCreations may be unable to do anything other than wait for the restoration of service and suffer the consequences of business interruption.

YOU MAY HAVE DIFFICULTY EVALUATING NETCREATIONS' BUSINESS AND PROSPECTS OR PROJECTING NETCREATIONS' FUTURE OPERATING RESULTS BECAUSE NETCREATIONS HAS A RELATIVELY LIMITED OPERATING HISTORY AND NETCREATIONS WILL ENCOUNTER RISKS AND DIFFICULTIES AS AN EARLY-STAGE COMPANY IN A NEW AND RAPIDLY EVOLVING INDUSTRY.

    NetCreations has been in the business of providing Internet marketing services since NetCreations commenced operations in 1995. During 1996, NetCreations' principal service offerings transitioned from that of Web site design and promotion to opt-in e-mail marketing services. It is unlikely that the growth rates NetCreations has experienced are sustainable as the business for opt-in e-mail marketing services mature and more competitors enter the field. NetCreations will encounter risks and difficulties frequently experienced by early-stage companies in new and rapidly evolving businesses, including its ability to:

     anticipate and adapt to the evolving business;

     implement sales and marketing initiatives;

     develop and introduce new products and services;

     enhance NetCreations' brands;

     attract, retain and motivate qualified personnel;

     respond to actions taken by its competitors;

     effectively manage its growth by building a solid base of management, operations and technology; and

     integrate acquired businesses, technologies and services.

NetCreations may not successfully address any of these risks.

NETCREATIONS' FUTURE REVENUES ARE UNPREDICTABLE, AND ITS FINANCIAL RESULTS MAY FLUCTUATE.

    NetCreations' historical financial data is not reliable as a basis upon which to predict its future revenues or operating expenses for a number of reasons, including its limited operating history, the emerging nature of NetCreations' industry category, and its growth strategy. Furthermore, there is no guarantee that the seasonal fluctuations that NetCreations' has experienced in its operating results to date will continue as before as its business and the industry evolve and grow.

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    NetCreations' financial results may fluctuate significantly because of several factors, such as the following, many of which are beyond its control:

     Revenues in any quarter are substantially dependent on orders booked and delivered in that quarter;

     Demand by direct marketers for use of opt-in e-mail addresses in NetCreations' database may fluctuate due to seasonal and cyclical marketing campaigns;

     The industry in which NetCreations competes is relatively new and rapidly evolving and has recently experienced slower growth than in the past, which, if this trend were to continue, could materially and adversely affect NetCreations' business;

     NetCreations' expectations to increase its expense levels in the near future in an attempt to grow its database and its market share more rapidly. As a result, any delay in generating or recognizing revenues could cause significant variations in NetCreations' operating results from quarter to quarter and could result in operating losses;

     The relatively new industry in which NetCreations is engaged has not been tested in a recessionary economic environment where budget constraints and contraction in income available for discretionary purchases could reduce the use of its services;

     Competition is increasing in NetCreations' industry, and it anticipates that this could result in changes in its sales, pricing policies (such as a shift toward a 'cost-per-click' and/or 'cost-per-action' pricing model) or expenses or those of NetCreations' competitors; and

     General economic conditions and economic conditions specific to the Internet and the online direct marketing industry may vary.

HISTORICALLY, NETCREATIONS' QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SEASONALLY SO THE RESULTS OF ONE QUARTER WERE NOT NECESSARILY INDICATIVE OF RESULTS IN THE SUCCEEDING QUARTER AND THE PRICE OF ITS SECURITIES HAS FLUCTUATED IN RESPONSE TO THOSE FLUCTUATIONS.

    Historically, NetCreations' operating results have coincided with the traditional postal direct marketing industry trend toward higher revenues in the fourth quarter of the year, when direct marketers send out holiday promotions, and somewhat lower revenues during the summer, when direct marketing activity is reduced overall. NetCreations' future revenues are unpredictable, and its financial results may fluctuate independent of historical seasonal patterns.

THERE IS NO ASSURANCE THAT NETCREATIONS WILL CONTINUE TO BE PROFITABLE, AND IT MAY INCUR LOSSES IN THE FUTURE.

    For the years ended 1997, 1998 and 1999 and six month periods ended
June 30, 1999 and 2000, NetCreations had net income of $260,349, $605,863, $4,531,508, $1,325,207 and $3,884,771. NetCreations was an S corporation through November 15, 1999. On a pro forma basis, to adjust net income as if it had been fully subject to Federal, state and local taxes as a C corporation, rather than an S corporation, NetCreations would have had net income for the years ended 1997, 1998 and 1999 and the six month periods ended June 30, 1999 and 2000 of $154,377, $362,091, $2,940,508, $806,207 and $3,884,771. As of June 30, 2000,
NetCreations had retained earnings of $4,792,637 and shareholder's equity of $49,508,356. NetCreations may not be able to sustain its current levels of profitability and may incur losses in the future.

    NetCreations expects to increase its expenditures on sales and marketing, research and development, and general and administrative expenses in order to expand its business. If NetCreations acquires other businesses in connection with its planned expansion, it may have to write off goodwill and/or other intangibles associated with any such acquisition. Intangible assets would be amortized over their estimated useful lives, while in process research and development would be written off at the date of acquisition. Increased competition in NetCreations' industry may also adversely affect its profitability as may other conditions which may be beyond its control.

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In addition, many of NetCreations' direct marketing customers are not profitable and may not have resources available in the future to rent its lists or pay for NetCreations' services.

CHANGES IN NETCREATIONS' COMMISSION POLICIES MAY RESULT IN REDUCED MARGINS OR NEGATIVE IMPACTS ON ITS CASH FLOW.

    In a certain number of cases, primarily involving Web sites that NetCreations believes are well-known to both customers and direct marketing customers, NetCreations has agreed to pay advance fees to the Web site. In some of those cases, NetCreations has the right to offset against those payments any payment of the percentage of fees that may become payable to the Web site in the future if an e-mail address it owns is used for a particular e-mail marketing campaign. In other cases, NetCreations pays third-party Web sites flat fees for the collection of e-mail addresses for inclusion in NetCreations' database in addition to paying a percentage of the fee from direct marketing customers to those Web sites. Advance payments burden NetCreations' cash flow and might prevent it from making other expenditures that might generate revenues or growth for NetCreations. NetCreations' net income would be negatively affected if a list management arrangement is not profitable enough for NetCreations to earn amounts sufficient to offset advance payments, or if a list management arrangement is terminated before NetCreations is able to earn amounts sufficient to offset advance payments.

    NetCreations typically pays Web site owners commissions amounting to 50% of the revenue it earns, less volume discounts, if applicable, each time NetCreations sends an e-mail message to any e-mail address list owned by that Web site owner. However, competitive pressures or strategic or other reasons may cause NetCreations to make such advances or pay commissions of more than 50% of the revenue from sending e-mail messages to e-mail address list owners in the future. If NetCreations pays to its Web site owners a higher rate of commissions, its margins will be reduced. NetCreations may have reduced profits or may become unprofitable if any increase in the rate of commissions paid to Web site owners, and the consequent decrease in its margins, is not offset by lower general and administrative costs as a percentage of revenues or increased revenues from other sources.

IF NETCREATIONS' DIRECT MARKETING CUSTOMERS CEASE TO DO BUSINESS WITH IT, NETCREATIONS MIGHT BE UNABLE TO REPLACE LOST REVENUES.

    NetCreations has no long-term contracts with any of its direct marketing customers. There is no guarantee that any of the direct marketers who have previously used NetCreations' services will use its lists in any particular quarter or that they will continue to use its lists in the future. Substantially all of the contracts with NetCreations' direct marketing customers can be terminated on short notice without penalty.

NETCREATIONS IS DEPENDENT ON THIRD PARTIES TO GENERATE A SUFFICIENT NUMBER OF E-MAIL ADDRESSES AND, IF THEY TERMINATE THEIR AGREEMENTS WITH NETCREATIONS, NETCREATIONS' BUSINESS COULD BE SERIOUSLY HARMED.

    NetCreations depends on third parties to generate a sufficient number of e-mail addresses and, if they terminate their agreements with it, NetCreations' business could be seriously harmed. NetCreations depends on its network of third-party Web sites to post sign-up forms on their sites and encourage visitors to their sites to sign up to receive commercial e-mail messages from NetCreations' direct marketing customers about topics of interest. Several high-traffic sites with which it signed agreements in the past have not been successful in generating significant numbers of opt-in e-mail addresses for NetCreations' database. Furthermore, the sites in the network:

     are not within NetCreations' control;

     may incorporate into their Web sites the sign-up forms of other e-mail marketing companies in addition to or in place of NetCreations' sign-up form; and

     are not obligated to continue to build lists for NetCreations.

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    Net revenues generated from the e-mail address lists of two of the Web sites in NetCreations' network accounted for approximately 24% and 28% of NetCreations' total net revenues during 1999 and the first six months of 2000, respectively. Loss of these e-mail address lists could materially adversely affect NetCreations' business, financial condition and results of operations.

    NetCreations intends to increase the size of its database through partnership agreements with high-traffic Web sites, but there is no assurance that it will do so in timely fashion or at all. NetCreations' increasing expenditures to develop this channel could materially adversely affect its operating margins and its cash flow. If NetCreations fails to successfully implement this strategy, its business, financial condition and results of operations could be materially adversely affected.

THE INTERNET USERS WHO SIGN UP TO RECEIVE NETCREATIONS' MAILINGS CAN OPT-OUT, OR REMOVE THEMSELVES FROM ITS LISTS, OR MAY CHANGE THEIR E-MAIL ADDRESSES AT ANY TIME.

    NetCreations provides detailed instructions at the top of every e-mail message it sends out allowing Internet users to remove themselves from NetCreations' lists. Because this is a new business model, NetCreations does not know how long the average Internet user will stay on its lists or how many mailings they will accept before opting out. Currently, the opt-out rate is less than one percent on any given mailing. However, as more and more marketers use its lists and send out offers, the number of mailings sent to names on its lists also increases and the number of those opting out may increase as well. If the rate of list removal requests were to increase substantially, NetCreations' fees for the use of its lists could decrease and its business, financial condition, and results of operations could be materially adversely affected.

    In addition, it is possible that some of the Internet users in NetCreations' database could change their e-mail addresses, thus making some of NetCreations' direct marketing customers' messages undeliverable. If a message sent to an Internet user is returned to NetCreations because the e-mail address is invalid, NetCreations removes that e-mail address from its database. If a large number of Internet users in NetCreations' database change their e-mail addresses and do not update the information in its database, or if they delay before opting in again or do not opt in again, then NetCreations' business, financial condition or results of operations could be materially adversely affected.

NETCREATIONS' BUSINESS COULD BE SERIOUSLY AFFECTED BY THE PRIVACY CONCERNS OF INTERNET USERS.

    NetCreations' opt-in e-mail direct marketing service collects consumer preference and profile information each time an Internet user visits a participating Web site and volunteers information in response to survey questions. Privacy concerns may cause users to resist signing up for its lists and providing the personal data necessary to support the growth and expansion of its database. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of its service.

NETCREATIONS DEPENDS ON ADDING TO AND RETAINING ITS MARKETING CUSTOMER BASE.

    NetCreations has sent e-mail messages for direct marketing campaigns to e-mail addresses in its database on behalf of over 2,000 e-mail direct marketing customers. However, the largest 15 customers (including resellers) accounted for approximately 33% of NetCreations' net revenues in 1999 and approximately 50% and 40% of net revenues for the six months ended June 30, 1999 and 2000, respectively. NetCreations' ability to attract new marketing customers will depend on a variety of factors, including the responsiveness, scalability, reliability and cost-effectiveness of its e-mail marketing services and its ability to effectively market these services.

    Many of NetCreations' current marketing customers initially use a small number of its lists for testing purposes. If such a test mailing is successful, the customer may repeat his mailing to a much larger universe of lists and continue to use its lists in the future. If NetCreations fails to generate repeat and expanded business from its current and future customers, its business, financial condition and results of operations would be seriously harmed.

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

NETCREATIONS RELIES ON RESELLERS AND INTENDS TO INCREASE ITS RELIANCE ON RESELLERS.

    NetCreations intends to increase the proportion of its marketing customers obtained through its reseller channels, which include e-mail address list brokers, interactive advertising agencies, Web design firms and Web sites that attract small business owners. Such parties are typically referred to as 'resellers' because they place orders in their own names for use of opt-in e-mail addresses in NetCreations database on behalf of their e-mail direct marketing customers. NetCreations bills the reseller its customary fees for use of opt-in e-mail addresses in its database by their e-mail direct marketing customers, less any applicable volume discounts, but NetCreations also grants a brokerage discount to the reseller. In 1998, 1999 and the six months ended
June 30, 1999 and 2000, four resellers were responsible for approximately 38%, 49.5%, 40% and 60% of NetCreations' net revenues.

    While NetCreations has expanded its own sales force, NetCreations believes that it can grow its business more rapidly by relying on the larger aggregate sales force represented by those reseller channels. If NetCreations fails to grow its business, competitors may be able to enter its industry or find ways to compete more effectively with NetCreations for its customers. Consequently, if NetCreations fails to increase the proportion of its marketing customers obtained through reseller channels, its business, financial condition and results of operations could be materially adversely affected.

    Because NetCreations gives resellers discounts, any sales through resellers will have lower gross margins than direct sales of the same e-mail addresses. To the extent NetCreations increases the proportion of sales through resellers, its net revenues and gross profits could decrease. NetCreations' agreements with such resellers are generally not exclusive and, in many cases, may be terminated by either party without cause. These resellers do not have minimum purchase or resale requirements. Many of these resellers market e-mail lists that are competitive with its e-mail lists. These resellers may not give a high priority to the marketing of NetCreations' lists or may not continue to carry its lists. They may give a higher priority to other lists, including their own lists or the lists of its competitors. NetCreations may not retain any of its current resellers or successfully recruit new resellers.

THE PLANNED EXPANSION OF NETCREATIONS' BUSINESS WILL STRAIN ITS MANAGEMENT, SYSTEMS AND OTHER RESOURCES.

    Since inception, NetCreations' net revenues have grown from $102,000 in 1995, to $3.4 million in 1998, to $20.7 million in 1999. Net revenues for the six months ended June 30, 1999 and 2000 were $5.2 million and $30.6 million, respectively. NetCreations had two employees in 1995, 10 at the end of 1998, 40 at the end of 1999 and 62 at June 30, 2000. In addition, the pursuit of NetCreations' business strategy will continue to place a significant strain upon its managerial, operational and financial resources.

    NetCreations will need to continue to improve its financial and management controls, reporting systems and procedures. NetCreations will also have to continue to expand, train and manage its work force for marketing, sales and technical support, product development, and infrastructure management, and manage multiple relationships with customers and other third parties. NetCreations also plans to expand the geographic scope of its customer base and operations. NetCreations will need to continually expand and upgrade its technology infrastructure and systems and ensure continued high levels of service, speedy operation, and reliability. To achieve its objectives, NetCreations may acquire technologies or products or enter into strategic alliances or acquisitions, although NetCreations has no plans or agreements to do so at the present time.

NETCREATIONS FACES INTENSE COMPETITION AND MAY BE UNABLE TO COMPETE
SUCCESSFULLY.

    NetCreations' business is intensely competitive, evolving and subject to rapid technological change. NetCreations expects the intensity of competition to increase in the future. NetCreations believes that it must rapidly expand its business and market share. If NetCreations fails to do so,

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

competitors may copy its business strategy or take other steps to prevent it from achieving its goals.

    NetCreations' competitors include other e-mail direct marketing companies; incentive-based direct marketers; providers of permission-based outsourced e-mail solutions; e-mail list owners that manage their own e-mail lists in-house; banner advertising companies; and postal direct marketing companies. In addition, because there are relatively low barriers to entry in the e-mail direct marketing business, NetCreations expects additional competition from other established and emerging companies as the e-mail direct marketing business continues to develop and expand. NetCreations expects to face competition in the future from other companies entering the field as e-mail address list owners, managers and brokers. Companies that operate banner advertising networks have entered the e-mail marketing business through acquisitions of competing e-mail marketing companies.

    Many of NetCreations' competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than NetCreations has. In addition, many of NetCreations' competitors have well-established relationships with its current and potential customers, have extensive knowledge of its industry and are capable of offering complementary services and products that are beyond the scope of its current business operations but might be attractive to customers seeking to purchase services in addition to e-mail direct marketing services. As a result, its competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their services than NetCreations can.

    In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. NetCreations also expects that competition will increase as a result of industry consolidations.

NETCREATIONS' MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

    NetCreations' future success depends on its ability to:

     adapt to rapidly changing technologies;

     adapt its services to evolving industry standards; and

     improve the performance, features and reliability of its service and product offerings in response to competitive product and service offerings and evolving demands of the marketplace.

    NetCreations cannot assure you that it will succeed in addressing these issues. NetCreations' efforts to upgrade its software or introduce new software may not be completed in a timely fashion or at all and may result in errors which could seriously harm it. In addition, the widespread adoption of new Internet networking technologies or other technological changes could require NetCreations to expend substantial amounts of capital to change its services or infrastructure. Moreover, these changes may involve new technologies which may not be measurable by its current methods.

NETCREATIONS IS HIGHLY DEPENDENT UPON ROSALIND RESNICK AND RYAN SCOTT DRUCKENMILLER, ITS FOUNDERS, AND ITS OTHER EMPLOYEES AND THE LOSS OF THEIR SERVICES COULD HARM NETCREATIONS.

    Rosalind Resnick, NetCreations' Chief Executive Officer, President and Chairman of the board of directors, and Ryan Scott Druckenmiller, its Chief Technology Officer and a member of its board of directors, founded NetCreations and are essential to the continued viability of the business. NetCreations has key man life insurance in the amount of $5 million each, and disability insurance in the amount of $3 million each, on Ms. Resnick and on Mr. Druckenmiller.

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NetCreations cannot assure you that this coverage will be adequate to compensate it for the loss of services of either one of its founders.

    NetCreations' future success depends on the continued service of its senior management, sales, marketing, customer service, administrative, and technology personnel. The loss of the services of one or more of NetCreations' personnel could seriously harm its business, financial condition and results of operations. Although Ms. Resnick and Mr. Druckenmiller, as well as the Chief Financial Officer, the Senior Vice President of Sales and Business Development, the Vice President of Sales and the Chief Information Officer have all executed and delivered employment contracts with NetCreations which will expire late in 2002 or early in 2003, as the case may be, the employees may terminate the contracts at any time upon 90-days written notice. In addition, the balance of NetCreations' work force are employed on an at-will and short-term basis.

    NetCreations' future success also depends on its continuing ability to attract, hire, train and retain other highly skilled managerial, technical, sales, marketing and customer service personnel in order to accommodate the growth of NetCreations' business.

NETCREATIONS MAY NOT BE ABLE TO SUCCESSFULLY PROTECT ITS INTELLECTUAL PROPERTY.

    Although NetCreations is a marketing company, it also depends heavily on technology to operate its business. NetCreations has developed proprietary technology to enable Web site visitors to opt-in to receive targeted advertising information from NetCreations' direct marketing customers. The software also enables its direct marketing customers and e-mail address list brokers to target e-mail addresses in its database associated with persons with specific demographics, and allows direct marketers to track the response rates to their mailings. NetCreations has developed a double opt-in confirmation system which sends Internet users a confirmation e-mail message after they have signed up their e-mail address in NetCreations' database and requires them to verify that they would like to begin receiving commercial e-mail messages from NetCreations' marketing clients. NetCreations has filed a patent application for this technology. NetCreations also has know-how and trade secrets, including the identities and other information concerning its direct marketing customers and the information in its e-mail address database, which NetCreations seeks to protect. If NetCreations does not adequately protect its intellectual property, its business, financial condition and results of operations could be materially adversely affected.

    While NetCreations is unable to determine the extent to which piracy of its technology exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect NetCreations' proprietary rights to as great an extent as do the laws of the United States. NetCreations' means of protecting its proprietary rights may not be adequate. NetCreations' competitors may independently develop similar technology, duplicate NetCreations' technology design around patents issued to it or its other intellectual property, attempt to copy aspects of its service, or obtain and use its proprietary information that NetCreations regards as proprietary.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that, in the future, third parties may claim that NetCreations' current or potential future technologies infringe upon their intellectual property. NetCreations has not performed any comprehensive analysis of patents of others that may limit its ability to do business.

    NetCreations expects that as the number of products and competitors in its industry segment grows and the functionality of products in different industry segments overlaps infringement claims will be made more frequently. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management resources, cause product shipment delays or require NetCreations to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to it or at all, which could seriously harm its business, financial condition and results of operations.

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INCREASING GOVERNMENT REGULATION COULD LIMIT THE DEMAND FOR NETCREATIONS'
SERVICES, WHICH COULD SERIOUSLY HARM NETCREATIONS' BUSINESS.

    As Internet marketing and commerce evolves, NetCreations expects that federal, state or foreign governments will increasingly adopt laws and regulations which could hinder the acceptance of the Internet as a communications and commercial medium or otherwise harm NetCreations' business. NetCreations expects that laws or regulations will be enacted in various jurisdictions covering issues such as:

     the transmission of unsolicited e-mail marketing messages;

     user privacy;

     content of e-mail messages;

     quality of products and services; and

     the solicitation, collection, processing and distribution of personal/customer information,

which could adversely affect its business. Such laws and regulations could adversely affect the demand for its services if direct marketers perceive that NetCreations will be hindered from reaching a substantial targeted audience or that substantial liability might arise due to technical breaches of such restrictions, such as limitations on content or transmission. NetCreations' business exposure might increase substantially if it were to be held responsible for the content or quality of e-mail messages which NetCreations transmits on behalf of its direct marketing customers. If NetCreations is forced to bear additional administrative burdens in collecting, storing or maintaining data, its expenses would increase and market conditions might preclude NetCreations from passing its increased costs on to its direct marketing customers. While NetCreations seeks to respect Web site visitor privacy and does not send unsolicited e-mail messages to its database, user privacy laws and regulations might be designed so restrictively as to make it increasingly difficult to obtain opt-in e-mail addresses or sell the use of those addresses to its direct marketing customers.

    Laws and regulations regulating the transmission of unsolicited e-mail marketing messages are being considered by many jurisdictions. Legislation of that type has recently been adopted by the States of California, Delaware, Illinois, Nevada, Virginia and Washington, and similar legislation is pending in the State of New York and in Congress. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, NetCreations cannot be certain that similar legislation will not be enacted and upheld in the future. The European Union adopted a Directive on Privacy, effective on October 24, 1998, which establishes minimum standards for the collection and use of personal identifying information in the European Union and prohibits the transfer of this information to countries whose privacy standards are deemed inadequate.

ROSALIND RESNICK AND RYAN SCOTT DRUCKENMILLER CONTROL NETCREATIONS, AND THEIR INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

    As of October 31, 2000, Rosalind Resnick beneficially owned 5,754,500 shares, or approximately 37.0% of NetCreations' outstanding common stock, and Ryan Scott Druckenmiller beneficially owned 5,230,035 shares, or approximately 33.7% of its common stock. In addition to being NetCreations' founders, Ms. Resnick and Mr. Druckenmiller are executive officers and members of NetCreations' board of directors. If Ms. Resnick and Mr. Druckenmiller were to act in concert, they would be able to exercise control over all matters requiring approval by shareholders, including the election of directors and approval of significant corporate transactions, including the proposed merger with DoubleClick. This concentration of ownership may also have the effect of delaying or preventing a change in control of the company and of giving
Ms. Resnick and Mr. Druckenmiller the opportunity to substantially impact all matters requiring approval by shareholders even if Ms. Resnick and Mr. Druckenmiller do not act in concert.

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

NETCREATIONS MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

    Errors, omissions or defects in or other performance problems with NetCreations' services could result in financial or other damages to its marketing customers because NetCreations' marketing customers use its service for time-critical communications with their prospective customers. NetCreations' marketing customers could seek damages for losses from it. NetCreations' mailing agreements typically contain provisions designed to limit NetCreations' exposure to such claims, but the protection afforded by such provisions is dependent upon the solvency of the parties to NetCreations' list owner agreements and existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. NetCreations has not experienced material liability claims to date. However, a liability claim brought against NetCreations, even if not successful, could be time-consuming and costly. A liability claim could materially adversely affect NetCreations' business, financial condition and results of operations.

NETCREATIONS MAY BE SUBJECT TO CLAIMS DUE TO THE ACTIVITIES OF ITS CUSTOMERS.

    NetCreations cannot predict whether its role in facilitating its customers' promotion of products and services would expose NetCreations to liability. If that should occur, NetCreations could be required to expend significant management and financial resources to address any such claim or to pay any fines or penalties which might result or NetCreations could be required to alter or discontinue certain methods of doing business or take other steps which could be materially adverse to NetCreations' business, financial condition, or results of operations. NetCreations' current insurance may not provide adequate coverage against claims which could have an adverse effect on its business.

THE FUTURE SALE OF SHARES OF NETCREATIONS' COMMON STOCK MAY NEGATIVELY AFFECT NETCREATIONS' STOCK PRICE.

    The market price of NetCreations' common stock could decline as a result of sales by Ms. Resnick or Mr. Druckenmiller and option holders of a large number of shares of NetCreations' common stock in the market or because of the perception that such sales could occur. These sales also might make it more difficult for NetCreations to sell equity securities in the future at a time and at a price that NetCreations deems appropriate.

NETCREATIONS STOCK HAS EXPERIENCED, AND MAY CONTINUE TO EXPERIENCE PRICE AND VOLUME FLUCTUATIONS.

    The market price of NetCreations common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the market prices of the securities of Internet-related companies have been especially volatile. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may materially adversely affect the market price of NetCreations common stock regardless of NetCreations' actual operating performance. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Any securities class action litigation could result in substantial cost and divert the attention and resources of NetCreations' management.

    Following the announcement of the proposed merger with DoubleClick, a complaint was filed in New York Supreme Court against NetCreations, its board of directors and DoubleClick. The complaint alleges that the defendants breached their fiduciary duties of due care and loyalty to NetCreations' public shareholders in connection with the proposed merger with DoubleClick. The complaint asks the court to (1) enjoin the consummation of the merger (2) award unspecified damages from the defendants, (3) invalidate the termination fee provisions of the merger agreement and (4) award plaintiff his costs and disbursements, including reasonable counsel and experts' fees and expenses.

NETCREATIONS DOES NOT PLAN TO PAY CASH DIVIDENDS EVEN THOUGH IT MADE DISTRIBUTIONS TO ITS SHAREHOLDERS WHEN IT WAS A PRIVATE COMPANY.

    From the date of commencement of NetCreations' business through November 15, 1999, NetCreations elected to be taxed as an S corporation under United States federal and state laws. In connection with that election, NetCreations typically has made large distributions of income to its shareholders each year, who were subject to all federal and substantially all state taxes levied in respect of NetCreations' earnings. NetCreations' shareholders paid taxes at their personal tax rates on that income and it did not pay federal corporate income taxes on that income. On November 15, 1999, NetCreations filed a notice of termination of its status as an S Corporation and it has been taxed since then as a C corporation. As a result, NetCreations, rather than its shareholders, has been taxed on income that it earned since November 15, 1999. NetCreations does not currently intend to pay any cash dividends from or after that date.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY ADVERSELY AFFECT NETCREATIONS' SHARE PRICE AND IMPEDE 'CHANGE OF CONTROL' TRANSACTIONS.

    NetCreations' restated certificate of incorporation includes provisions
(1) requiring advance notice to NetCreations before nominating any person to be elected a director or concerning any other matter to be voted upon by its shareholders, (2) precluding shareholders from taking actions by written consent in lieu of a meeting, (3) requiring a majority of its shareholders or its president, chairman of its board of directors or a majority of its board to call a special meeting of shareholders, and (4) requiring the affirmative vote of at least two-thirds of its shareholders to amend these provisions. NetCreations' by-laws include corresponding provisions, as well as a provision permitting its board of directors to fill vacant directorships or increase the size of its board of directors. Section 912 of the New York Business Corporation Law prohibits an 'interested shareholder' from engaging in a 'business combination' with NetCreations for a period of five years from the date that person first became an interested shareholder unless certain conditions are met. Those provisions could, together or separately:

     discourage potential acquisition proposals;

     delay or prevent a change in control; and

     limit the price that certain investors might be willing to pay in the future for shares of NetCreations' common stock.

    In particular, NetCreations' restated certificate of incorporation permits its board of directors to issue up to 5,000,000 shares of preferred stock with rights and privileges that might be senior to its common stock, without the consent of the holders of common stock. Those rights and privileges could include voting rights that could effectively eliminate the rights of common shareholders to control NetCreations and direct its affairs.

RISKS RELATED TO @PLAN

    In addition to the risks discussed above, if DoubleClick completes the acquisition of @plan, holders of DoubleClick common stock will also be subject to the specific risks relating to @plan, including risks relating to its business model, strategy, market and legal and regulatory environment. For a detailed discussion of these risks, please see the risk factors included in @plan's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which risk factors are incorporated by reference into this proxy statement/prospectus.

         FORWARD-LOOKING STATEMENTS IN THIS PROXY STATEMENT/PROSPECTUS

    This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995 with respect to DoubleClick's and NetCreations' financial condition, results of operations and businesses and the expected impact of the merger on

DoubleClick and NetCreations. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates' and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the immediately preceding section entitled 'Risk Factors,' those set forth under 'The Merger -- Background of the Merger,' 'The Merger -- Reasons For the Merger; Recommendation of NetCreations' Board of Directors' and 'The Merger -- Opinion of NetCreations' Financial Advisor,' and in the information incorporated by reference into this proxy statement/prospectus and included elsewhere in this proxy statement/prospectus.

    Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or, in the case of documents incorporated by reference, the date of those documents.

    All subsequent written and oral forward-looking statements attributable to DoubleClick or NetCreations or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither DoubleClick nor NetCreations assumes any obligation to update any such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus.

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

                        THE SPECIAL SHAREHOLDERS MEETING

GENERAL

    We are furnishing this proxy statement/prospectus to holders of NetCreations common stock in connection with the solicitation of proxies by NetCreations' board of directors for use at the NetCreations special shareholders' meeting to
be held on [         ] [  ], 2000, and any adjournment or postponement.

    This proxy statement/prospectus is first being mailed to NetCreations
shareholders on or about [         ] [  ], 2000. This proxy statement/prospectus
is also being furnished to NetCreations shareholders as a prospectus in connection with the issuance by DoubleClick of shares of DoubleClick common stock as contemplated by the merger agreement.

DATE, TIME AND PLACE

    The NetCreations special shareholders meeting will be held on [         ]
[ ], 2000 at   .m., local time, at                                       .

MATTERS TO BE CONSIDERED AT THE SPECIAL SHAREHOLDERS MEETING

    At the NetCreations special shareholders meeting and any adjournment or postponement of the special shareholders meeting, NetCreations shareholders will be asked:

     to consider and vote upon the adoption of the merger agreement;

     to grant NetCreations' board of directors discretionary authority to adjourn the special shareholders meeting to solicit additional votes for adoption of the merger agreement; and

     to transact such other business as may properly come before the special meeting.

RECORD DATE

    NetCreations' board of directors has fixed the close of business on
[         ] [  ], 2000, as the record date for determination of NetCreations'
shareholders entitled to notice of and to vote at the special meeting.

VOTING OF PROXIES

    NetCreations requests that its shareholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to NetCreations. Brokers holding shares in 'street name' may vote the shares only if the shareholder provides instructions on how to vote. Brokers will provide instructions to beneficial owners on how to direct the broker to vote the shares. All properly executed proxies that NetCreations receives prior to the vote at the special shareholders meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to adopt the merger agreement. NetCreations' board of directors does not currently intend to bring any other business before the special shareholders meeting, and NetCreations' board of directors is not aware of any other matters to be brought before the special shareholders meeting. If other business properly comes before the special shareholders meeting, the proxies will be voted in accordance with the judgment of the proxyholders.

    A shareholder may revoke his or her proxy at any time prior to its use:

     by delivering to the secretary of NetCreations a signed notice of revocation or a later-dated, signed proxy; or

     by attending the special shareholders meeting and voting in person.

    Attendance at the special shareholders meeting does not in itself constitute the revocation of a proxy.

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

VOTE REQUIRED

    As of the close of business on [         ] [  ], 2000, there were 15,534,000
shares of NetCreations common stock outstanding and entitled to vote. The holders of 66 2/3% of the outstanding shares of NetCreations common stock
outstanding as of the close of business on [         ] [  ], 2000 must adopt the
merger agreement. NetCreations shareholders have one vote per share of NetCreations common stock owned on the record date.

    As of October 31, 2000, directors and executive officers of NetCreations and their affiliates beneficially owned an aggregate of 10,984,535 shares of NetCreations common stock (exclusive of any shares issuable upon the exercise of options) or approximately 70.7% of the shares of NetCreations common stock outstanding on such date. Pursuant to the NetCreations shareholders agreement in the form attached as Appendix B, two shareholders of NetCreations, Rosalind Resnick and Ryan Scott Druckenmiller, have agreed to vote approximately 65% of NetCreations common stock outstanding on October 2, 2000 for adoption of the merger agreement. As of October 31, 2000, directors and executive officers of DoubleClick owned no shares of NetCreations common stock. See 'The
Merger -- Interests of Certain Persons in the Merger.'

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

    The required quorum for the transaction of business at the NetCreations special shareholders meeting is a majority of the shares of NetCreations common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement requires the affirmative vote of 66 2/3% of the outstanding shares of NetCreations common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement. In addition, the failure of a NetCreations shareholder to return a proxy or otherwise vote will have the effect of a vote against adoption of the merger agreement. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this proxy statement/prospectus without the owners' specific instructions. Accordingly, NetCreations shareholders are urged to return the enclosed proxy card marked to indicate their vote.

SOLICITATION OF PROXIES AND EXPENSES

    In addition to solicitation by mail, the directors, officers and employees of NetCreations may solicit proxies from NetCreations' shareholders by telephone, facsimile or in person. No additional compensation will be paid to directors, officers or employees of NetCreations for any solicitations. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. The expenses of soliciting proxies, including expenses related to the printing and mailing of this proxy statement/prospectus are being shared equally by DoubleClick and NetCreations.

NO DISSENTERS' RIGHTS

    NetCreations is organized under New York law. Under New York law, NetCreations shareholders do not have a right to receive the appraised value of their shares in connection with the merger.

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

                                   THE MERGER

    This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. NetCreations shareholders should read the entire merger agreement and the other documents we refer to carefully and in their entirety for a more complete understanding of the merger.

BACKGROUND OF THE MERGER

    Throughout the spring and summer of 2000, NetCreations explored different strategies to grow its business, including international and domestic joint ventures and domestic acquisitions.

    On September 11, 2000, NetCreations' board of directors met to discuss NetCreations' third quarter performance and the state of its business and industry generally. Messrs. Scott Wolf, NetCreations' Senior Vice President of Sales and Business Development, Robert Mattes, NetCreations' Chief Financial Officer, and Brian Burlant, NetCreations' General Counsel, also attended the meeting. After the close of trading on September 12, 2000, NetCreations issued a press release indicating that while it continued to be profitable it did not expect to meet its analysts' targets for the third quarter. During the next day, the price of NetCreations common stock fell by approximately 50%.

    A special meeting of NetCreations' board of directors was held on September 15, 2000. Messrs. Mattes and Burlant also attended the meeting. The Board of Directors authorized NetCreations' management to explore various business opportunities and strategic alternatives to improve revenue growth and profitability, including without limitation, joint ventures, acquisitions and business combinations.

    On September 18, 2000, Rosalind Resnick, Chairman and Chief Executive Officer of NetCreations, contacted Kevin Ryan, Chief Executive Officer of DoubleClick, expressing an interest in a strategic transaction with DoubleClick. Ms. Resnick then met with Mr. Ryan and Jeffrey Epstein, Executive Vice President of DoubleClick. During the discussions, each of the parties expressed an interest in a potential merger. Based on further discussions during the meeting, the parties agreed to meet later in the week to discuss and review due diligence matters.

    On September 19, 2000, NetCreations' board of directors held a special meeting attended by all board members other than Mr. Druckenmiller. Messrs. Burlant and Mattes also attended. Ms. Resnick informed the board of her conversations with Messrs. Ryan and Epstein the day before, and stated that she subsequently had received a telephone call from William Mills, DoubleClick's Senior Director of Corporate Development, inviting the NetCreations executive team to DoubleClick's offices to conduct presentations on NetCreations' business. NetCreations' board of directors authorized Ms. Resnick to continue discussions with DoubleClick. In addition, the board determined that NetCreations should retain an investment banking firm to assist NetCreations in any negotiations with DoubleClick and to assess the fairness of any proposed transaction. As a result of the board's recommendation and introductions, Ms. Resnick met with representatives of two investment banks.

    On September 20, 2000, Mr. Mattes and other representatives of NetCreations met with Mr. Epstein and other representatives of DoubleClick at DoubleClick's offices to discuss NetCreations' business and conduct preliminary due diligence. At this meeting, DoubleClick and NetCreations entered into a mutual confidentiality agreement to facilitate additional diligence between the parties.

    On September 20 and September 21, 2000, NetCreations' board of directors met to discuss the progress of the discussions with DoubleClick. Messrs. Burlant and Mattes also attended those meetings. Netcreations' board of directors authorized Ms. Resnick to continue the discussions with DoubleClick.

    On September 21, 2000, Mr. Mattes and other representatives of NetCreations met with Mr. Epstein and other representatives of DoubleClick at DoubleClick's offices to conduct financial, accounting and legal due diligence.

    On September 22, 2000, Mr. Epstein, together with Mr. Mills, Elizabeth Wang, Vice President and General Counsel of DoubleClick, Stephen Collins, Chief Financial Officer of DoubleClick, Andy Jacobson, Vice President, General Manager of DoubleClick, and Jonathan Heller, Vice President, Business Management of DoubleClick, discussed the proposed transaction at a meeting of DoubleClick's board of directors. Following the discussion, DoubleClick's board of directors authorized management to continue negotiations with NetCreations for a business combination.

    Also on September 22, 2000, NetCreations' board of directors met (with Messrs. Burlant and Mattes in attendance). Ms. Resnick informed NetCreations' board of directors of her discussions with Mr. Epstein. The board determined that NetCreations should retain Robertson Stephens, Inc. to act as its financial advisor in connection with a possible sale of NetCreations to, or business combination with, DoubleClick, and authorized Ms. Resnick to pursue more intensive negotiations with DoubleClick. NetCreations and Robertson Stephens entered into an engagement letter later that day.

    On September 25, 2000, Ms. Resnick, together with Messrs. Mattes, Burlant and Wolf and representatives of Robertson Stephens, met with Messrs. Epstein and Mills, Ms. Wang, and Jeremy Palley, Associate, Corporate Development of DoubleClick, to continue due diligence and engage in negotiations relating to the proposed transaction.

    NetCreations' board of directors held a special meeting in the evening of September 25, 2000 that was attended by all board members other than Mr. York. Ms. Resnick updated the board regarding the progress of the discussions. Ms. Resnick and Messrs. Burlant and Mattes reviewed the proposed material business terms, to the extent then known or anticipated, of the proposed merger. Representatives of Robertson Stephens also made a presentation to the board of directors, which included discussion of several matters, including the following:

     historical trading and historical exchange ratio analyses;

     a discussion of the strategic fit of NetCreations' and DoubleClick's businesses;

     a review of selected possible alternative partners with which NetCreations might pursue a business combination or other strategic transaction;

     the comparative benefits and disadvantages of selling NetCreations through an auction process;

     an accretion/dilution sensitivity analysis;

     an analysis of the valuation of comparable public companies and comparable precedent acquisitions;

     a comparison of the premium per share offered by DoubleClick to comparable premiums paid per share in selected comparable merger transactions;

     a discussion of the fact that the transaction structure did not include parameters against price fluctuations or a 'collar' and the reasons not to have such a 'collar' in this transaction;

     a review of the terms and effects of the proposed voting and lock-up agreements pertaining to Ms. Resnick and Mr. Druckenmiller;

     a discussion of the proposed 'non-solicitation' provision to be included in the merger agreement; and

     the amount of the termination fee requested by DoubleClick, in particular, a comparison to termination fees in several recent transactions, and the circumstances upon which DoubleClick could collect the termination fee.

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

    In the evening of September 25, 2000, Mr. Epstein and Ms. Resnick discussed the principal terms of the proposed transaction, including the ratio for exchanging shares of NetCreations common stock for shares of DoubleClick common stock.

    NetCreations' board of directors held another special meeting in the afternoon of September 26, 2000 to discuss the status of the negotiations between DoubleClick and NetCreations. All board members other than Messrs. York and Slayton attended the meeting. The board asked questions of management and the representatives of Robertson Stephens regarding the transaction. In the evening of September 26, 2000, DoubleClick and NetCreations entered into an exclusivity agreement effective until October 9, 2000.

    Between September 26 and October 2, 2000, representatives of DoubleClick and NetCreations continued their business, legal and financial due diligence inspections and held numerous discussions with each other and their respective financial and legal advisors regarding various business, financial, operational (including privacy issues) and technical issues involved in combining the companies.

    On September 27, 2000, Brobeck, Phleger & Harrison LLP, outside counsel to DoubleClick, delivered an initial draft of the merger agreement to NetCreations. Representatives of DoubleClick and NetCreations negotiated the terms of the merger agreement from September 27 until October 2, 2000.

    On September 29, 2000, NetCreations' board of directors held a special meeting at which the board considered the status of the negotiations between NetCreations and DoubleClick. Messrs. Burlant and Mattes also attended and reviewed with the board the material business terms of the proposed merger and the material issues still outstanding.

    On October 2, 2000, at 4:00 p.m., NetCreations' board of directors convened a special meeting to consider and vote upon the proposed merger agreement and related agreements. All directors attended this meeting. Also attending were Messrs. Mattes and Burlant of NetCreations; Messrs. Ferguson, Tim Karman, Todd Scarpato and John Siracuse of Robertson Stephens; Jennifer Bellah McGuire, Esq. of Gibson Dunn & Crutcher, counsel to Robertson Stephens; and Marjorie Sybul Adams, Esq., Andrew J. Cosentino, Esq. and William Haddad, Esq. of Piper Marbury Rudnick & Wolfe LLP, NetCreations' outside legal counsel on the transaction.
At the outset of the meeting, the board agreed that it would first receive various presentations by NetCreations' management and by various professionals representing NetCreations concerning the proposed merger with DoubleClick, next ask questions concerning those matters, and then discuss the transaction, but that the board would then recess for several hours, without a vote, to permit further reflection on the matter and further review of written materials concerning the proposed transaction, before reconvening to vote on the proposed merger. The board then heard presentations by NetCreations' management and professional advisors concerning the negotiations with DoubleClick, followed by a presentation by Robertson Stephens concerning Robertson Stephens' analysis of the terms of the proposed transaction and its opinion that the proposed transaction was fair, from a financial point of view, to NetCreations' shareholders. In addition, NetCreations' outside legal counsel outlined the directors' legal duties and responsiblities in connection with considering the merger. Management and various professional advisors next reviewed with the board the terms of the proposed merger agreement and ancillary documents, including, among other provisions, the exchange ratio, including the absence of a collar, the representations and warranties of the parties, the post-execution covenants and agreements, including the non-solicitation provision, the closing conditions, the termination and break-up fee provisions, and the ancillary documents required by DoubleClick, including the shareholder voting agreements that were to be executed by Ms. Resnick and Mr. Druckenmiller covering approximately 65% of NetCreations' outstanding voting stock, the post-closing lock-up agreements pertaining to Ms. Resnick and Mr. Druckenmiller, and the post-closing employment agreements pertaining to Ms. Resnick and Mr. Druckenmiller. The board then considered the appropriate procedural and substantive aspects of performing its fiduciary duties in determining whether to approve the proposed merger, and discussed the matter with its counsel and its other professionals present. The board considered whether there were other realistic strategic alternatives or acquirors, and whether any such alternatives were likely to be superior to the proposed merger or to present themselves if the board were to pursue an auction of NetCreations rather than entering into the proposed merger agreement.

    After the completion of the foregoing presentations and discussion, the meeting was recessed for approximately three hours. The meeting reconvened later in the evening of October 2, 2000 and the board continued its discussions. At the conclusion of the discussions, the board unanimously adopted the terms of the merger and authorized management to continue to negotiate the final terms of the merger agreement and related agreements.

    On October 2, 2000, the board of directors of DoubleClick met to consider the terms of the merger agreement and the transactions contemplated thereby. Members of DoubleClick's management made presentations to the board of directors of DoubleClick and discussed their views and analyses of various aspects of the proposed merger. Following the discussion, the DoubleClick board of directors approved the terms of the merger, including the issuance of DoubleClick common stock in the merger, and authorized management to continue to negotiate the final terms of the merger agreement and related agreements.

    The merger agreement and related transaction documents were signed by the parties on the evening of October 2, 2000. DoubleClick and NetCreations jointly announced the merger on the morning of October 3, 2000.

DOUBLECLICK'S REASONS FOR THE MERGER

    DoubleClick's board of directors unanimously concluded that the merger was fair to, and in the best interest of, DoubleClick and its stockholders.

    The decision of DoubleClick's board of directors was based on several potential benefits of the merger that it believes will contribute to DoubleClick's success. These potential benefits include:

     strategic benefits of NetCreations as a platform acquisition to build the DoubleClick DART for Advertisers business;

     the value of the NetCreations brand;

     the quality of NetCreations' direct marketing customer base and database of opt-in e-mail addresses;

     the unmet needs of the NetCreations (existing and potential) customer base;

     the talent of the NetCreations employees; and

     the ability of DoubleClick to enhance NetCreations' products and services with added features.

    DoubleClick's board of directors reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

     information concerning DoubleClick's and NetCreations' respective businesses, prospects, strategic business plans, financial performance and condition, results of operations, technology positions, research methodology, management and competitive positions;

     the due diligence investigation conducted by DoubleClick's management and legal advisors;

     DoubleClick management's view of the positive results of combining the operations and businesses of DoubleClick and NetCreations;

     the current financial market conditions and historical stock market prices, volatility and trading information;

     the impact of the merger on DoubleClick's customers and employees; and

     the expectation that the merger will be accounted for as a purchase.

    During the course of its deliberations concerning the merger, the DoubleClick board of directors also identified and considered a variety of potentially negative factors that could materialize as a result of the merger, including the following:

     the risk that the potential benefits sought in the merger might not be fully realized;

     the possibility that the merger might not be completed;

     risks related to retaining NetCreations employees;

     the effect of the public announcement of the merger on NetCreations' business, including its employees and customers; and

     the risks associated with obtaining the necessary approvals required to complete the merger.

    DoubleClick's board of directors concluded that these factors were outweighed by the potential benefits to be gained by the merger. In view of the wide variety of factors, both positive and negative, considered by the DoubleClick board of directors, the DoubleClick directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors discussed above.

NETCREATIONS' REASONS FOR THE MERGER; UNANIMOUS RECOMMENDATION OF NETCREATIONS' BOARD OF DIRECTORS

    NetCreations' board of directors has unanimously adopted the merger agreement, has determined that the merger is fair to, and in the best interests of, NetCreations and its shareholders and has determined to unanimously recommend that the shareholders adopt the merger agreement and the merger.

    At a meeting held on October 2, 2000, the NetCreations' board, with the assistance of NetCreations' outside financial and legal advisors, considered the legal, financial and other terms of the merger.

    The decision by NetCreations' board of directors was based on several potential benefits of the merger and involved the consideration of a number of factors including:

     combining leading global Internet email direct marketing and advertising companies to offer Internet advertisers, publishers and vendors a broad spectrum of Internet software and service solutions;

     enhancing the opportunities to offer NetCreations' solutions to a larger, more diverse and more geographically dispersed customer base;

     significantly expanding its East and West Coast presence in terms of local senior executives, sales force and customer support personnel;

     becoming part of a significantly larger organization with greater resources, scope of operations and access to capital on attractive terms;

     accelerating new product development and features for current and future e-commerce solutions;

     accelerating the introduction and improving the scalability of NetCreations' future product and service offerings;

     the fact that the merger consideration is payable in DoubleClick common stock, allowing NetCreations' shareholders the opportunity to participate in the potential long-term appreciation of DoubleClick common stock;

     the exchange ratio in the merger and implied per share price, which compared favorably according to a number of applicable valuation methodologies, including an analysis of companies comparable to NetCreations, transactions comparable to the merger and a discounted cash flow analysis;

     the opinion of Robertson Stephens, delivered orally on October 2, 2000, and later confirmed in writing and more fully described in 'Opinion of NetCreations' Financial Advisor,' that as of such date, and subject to assumptions made, matters considered and limitations on the review set forth in its opinion, the share exchange ratio in the merger is fair to NetCreations' shareholders from a financial point of view;

     NetCreations' board's belief that, based on, among other things, the analyses of Robertson Stephens, the merger consideration was fair, from a financial point of view, to, and in the best interest of, NetCreations' shareholders;

     historical information concerning DoubleClick's and NetCreations' respective businesses, financial performance and condition, operations, technology and management;

     NetCreations management's view of the financial condition, competitive position and prospects, results of operations and businesses of DoubleClick and NetCreations before and after giving effect to the merger and the NetCreations board's determination of the merger's effect on shareholder value;

     the relative trading prices and volumes (as well as prospects for future growth in value) of NetCreations' common stock as compared with DoubleClick's common stock;

     current financial market conditions and historical stock market prices, volatility and trading information;

     the consideration NetCreations shareholders will receive in the merger in light of comparable merger transactions;

     the belief that the terms of the merger agreement were reasonable;

     the impact of the merger on NetCreations' customers and employees;

     results of the due diligence investigation of DoubleClick conducted by NetCreations' investment bankers; and

     the structure of the merger, which permits NetCreations shareholders to exchange their NetCreations common stock for DoubleClick common stock on a tax-free basis.

    In reviewing its alternatives and making its determination, NetCreations' board also reviewed:

     possible synergistic and expansion opportunities for the combined company; and

     the competitive environment for online email direct marketing, online advertising and interactive marketing companies generally and the trend of such companies toward offering a complete spectrum of Internet advertising solutions.

    NetCreations' board also reviewed with its legal advisors:

     the terms and conditions of the merger agreement;

     the terms and conditions of the shareholders' agreement, including the related proxy;

     the terms and conditions of the lock-up agreements;

     the terms and conditions of the proposed employment agreements of Rosalind Resnick and Ryan Druckenmiller with DoubleClick;

     the amount of the termination fee and the events triggering payment of the termination fee; and

     the limitations on the ability of NetCreations to negotiate with other companies regarding an alternative transaction, and the potential effect these provisions would have on NetCreations' receipt of alternative proposals that could be superior to the merger with DoubleClick.

    NetCreations' board also considered a number of potentially negative factors in its deliberations concerning the merger, including:

     the risk that because the exchange ratio would not be adjusted for changes in the market price of either DoubleClick common stock or NetCreations common stock, the per share value of the consideration to be received by NetCreations shareholders might be significantly less than the price per share implied by the exchange ratio immediately prior to the announcement of the merger;

     the volatility of the market value of DoubleClick common stock;

     the risk that the merger might not be consummated;

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

     the potential loss of revenues and business opportunities for NetCreations as a result of confusion in the marketplace as a result of the announcement of the merger, and the possible exploitation of such confusion by NetCreations' and DoubleClick's competitors;

     the possibility of management disruption associated with the merger and the integration of the companies' operations, and the risk that, despite the efforts of the combined company, key management and technical personnel of NetCreations might not continue with the combined company;

     the risk that the benefits sought to be achieved by the merger would not be realized; and

     other applicable risks described in this proxy statement/prospectus under 'Risk Factors.'

    The decision of NetCreations' board was the result of its careful consideration of a range of strategic alternatives, including joint ventures, acquisitions and business combinations and relationships with DoubleClick and other companies in the pursuit of a long-term business strategy for NetCreations. The NetCreations board's primary consideration was to identify and secure the alternative that would provide the best strategic fit for NetCreations and to provide long-term shareholder value to NetCreations shareholders. In this regard, NetCreations' board concluded that the merger with DoubleClick represented the best strategic course of action among several alternatives considered by the board.

    NetCreations' board concluded, however, that, on balance, the merger's potential benefits to NetCreations and its shareholders outweighed the associated risks. The discussion of the information and factors considered by NetCreations' board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, NetCreations' board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

    Following the board meeting on October 2, 2000, the board unanimously adopted the merger agreement and approved the merger. Accordingly, the board unanimously recommends that NetCreations shareholders vote 'FOR' the adoption of the merger agreement.

OPINION OF NETCREATIONS' FINANCIAL ADVISOR

    Under a letter agreement dated September 22, 2000, NetCreations engaged Robertson Stephens to act as its financial advisor in connection with a possible sale of, or business combination involving NetCreations, and to render an opinion as to the fairness of a transaction, from a financial point of view, to holders of shares of NetCreations common stock.

    On October 2, 2000, at a meeting of the NetCreations board held to consider and vote upon the proposed merger agreement and related agreements, Robertson Stephens delivered to NetCreations' board of directors its oral opinion, subsequently confirmed in writing, that, as of October 2, 2000, and based on the matters considered and the limitations on the review undertaken described in the opinion, the 0.41 exchange ratio was fair from a financial point of view to holders of shares of NetCreations common stock. Robertson Stephens has consented to the use of its opinion in this proxy statement/prospectus and the full text of this opinion is reprinted as Appendix C to this proxy statement/prospectus. No limitations were imposed by NetCreations' board on Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The 0.41 exchange ratio was determined through negotiations between the management of NetCreations and DoubleClick. Although Robertson Stephens did assist the management of NetCreations in those negotiations, it was not asked by NetCreations to propose or recommend and did not propose or recommend, any specific exchange ratio as the appropriate exchange ratio for the merger.

    You should consider the following when reading the discussion of the opinion of NetCreations' financial advisor in this document:

     We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth in Appendix C to this proxy statement/prospectus and is incorporated by reference.

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

     The following description of the opinion of Robertson Stephens is qualified by reference to the full opinion located in Appendix C to this proxy statement/prospectus. The full opinion sets forth, among other things, the assumptions made by Robertson Stephens, the matters it considered and the limitations on the review undertaken.

     The Robertson Stephens opinion was prepared for the benefit and use of the NetCreations board in its consideration of the merger and does not constitute a recommendation to shareholders of NetCreations as to how they should vote at the special meeting, or take any other action, in connection with the merger.

     The Robertson Stephens opinion does not address the relative merits of the merger and any other transactions or business strategies discussed by the NetCreations board as alternatives to the merger or the underlying business decision of the NetCreations board to proceed with or effect the merger.

    Although developments following the date of the Robertson Stephens opinion may affect the opinion, Robertson Stephens assumed no obligation to update, revise or reaffirm its opinion. The Robertson Stephens opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion, and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion. The Robertson Stephens opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the 0.41 exchange ratio to the holders of shares of NetCreations common stock.

Opinion and Analysis of Robertson Stephens

    In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens:

     reviewed certain publicly available financial statements and other business and financial information of NetCreations and DoubleClick, respectively;

     reviewed certain internal financial statements and other financial and operating data concerning NetCreations and DoubleClick prepared by the managements of NetCreations and DoubleClick, respectively;

     reviewed certain financial forecasts and other forward looking financial information relating to NetCreations and DoubleClick prepared by the managements of NetCreations and DoubleClick, respectively;

     held discussions with the respective managements of NetCreations and DoubleClick concerning the businesses, past and current operations, financial condition and future prospects of both NetCreations and DoubleClick, independently and combined, including discussions with the managements of NetCreations and DoubleClick concerning their views regarding the strategic rationale for the merger;

     reviewed the financial terms and conditions set forth in the draft merger agreement;

     reviewed the stock price and trading history of NetCreations and DoubleClick;

     compared the financial performance of NetCreations and DoubleClick and the prices and trading activity of NetCreations' common stock and DoubleClick's common stock with that of certain other publicly traded companies comparable with NetCreations and DoubleClick, respectively;

     compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions that Robertson Stephens deemed relevant;

     reviewed the pro forma impact of the merger on DoubleClick's revenues and earnings per share;

     reviewed and considered in the analysis, information prepared by members of management of NetCreations and DoubleClick relating to the relative contributions of NetCreations and DoubleClick to the combined company;

     prepared a discounted cash flow analysis of NetCreations;

     participated in discussions and negotiations among representatives of NetCreations and DoubleClick and their financial and legal advisors; and

     made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

    In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all the financial and other information provided to it (including information furnished to it orally by management of NetCreations and DoubleClick) or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of the managements of NetCreations and DoubleClick that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets and liabilities (contingent or otherwise) of NetCreations or DoubleClick, nor was it furnished with any such evaluations or appraisals.

    With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of NetCreations and DoubleClick that Robertson Stephens reviewed, upon the advice of the managements of NetCreations and DoubleClick, Robertson Stephens assumed that:

     these forecasts and projections were reasonably prepared in good faith on the basis of reasonable assumptions;

     these forecasts and projections reflected the best currently available estimates and judgments as to the future financial condition and performance of NetCreations and DoubleClick; and

     these projections and forecasts would be realized in the amounts and in the time periods currently estimated.

    In addition, Robertson Stephens assumed that:

     the merger will be consummated upon the terms set forth in the draft merger agreement made available to it without material alteration, including, among other things, that the merger will be accounted for as a 'purchase method' business combination in accordance with U.S. generally accepted accounting principles;

     the merger will be treated as a tax-free 'reorganization' as defined in the Internal Revenue Code of 1986, as amended; and

     the historical financial statements of each of NetCreations and DoubleClick reviewed by it were prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

    Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of its legal counsel.

    Robertson Stephens expressed no opinion as to:

     the value of any employee arrangements or other arrangements entered into in connection with the merger;

     any tax or other consequences that may result from the merger; or

     the value of the DoubleClick common stock when issued to NetCreations' shareholders in connection with the merger or the price at which the shares of DoubleClick common stock that are issued in connection with the merger will be traded in the future.

    The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in tabular form. IN ORDER TO UNDERSTAND BETTER THE FINANCIAL ANALYSES PERFORMED BY ROBERTSON STEPHENS, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE ROBERTSON STEPHENS OPINION IS BASED ON THE TOTALITY OF THE

VARIOUS ANALYSES THAT IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

    Comparable Company Analysis. Using publicly available information, Robertson Stephens analyzed, among other things, the trading multiples of NetCreations and the following selected publicly traded companies in the Internet advertising/marketing serving segment:

     24/7 Media                    Engage                     Netcentives


     Avenue A                      FreeShop.com               Promotions.com

     Be Free                       LifeMinders                ValueClick

     coolsavings.com               MyPoints.com


    Revenues. As set forth in the following table, applying a range of multiples for these companies for calendar years 2000 and 2001 to corresponding revenue data for NetCreations resulted in the following range of implied exchange ratios and equity values for calendar years 2000 and 2001.

                                IMPLIED
CALENDAR    RANGE OF         NETCREATIONS             IMPLIED
  YEAR     MULTIPLES    EQUITY VALUE (MILLIONS)   EXCHANGE RATIO
--------  ------------  -----------------------   ---------------
  2000    1.0x to 3.0x     $  103.2 - $233.2        0.21x - 0.47x
  2001    0.5x to 1.5x     $  103.2 - $233.2        0.17x - 0.35x
                                                    Mean: 0.30

    Total Enterprise Value Per Member. Robertson Stephens also analyzed the implied total enterprise value (TEV) per e-mail list name or other relevant member. Specifically, the TEV (or total capitalization) of each comparable company was multiplied by the estimated percentage of aggregate revenue that each comparable company derived from such members. This figure was then divided by the number of members that each comparable company had (based on the most recent company filings and other available data). As set forth in the following table, Robertson Stephens applied these per member values (in dollar terms) to NetCreations' e-mail address membership base, which resulted in the following range of implied exchange ratios.

                                         IMPLIED
                   RANGE OF           NETCREATIONS             IMPLIED
                   MULTIPLES     EQUITY VALUE (MILLIONS)   EXCHANGE RATIO
                ---------------  -----------------------   ---------------
TEV per member  $4.00 to $10.00     $  80.6 - $144.2         0.16x - 0.29x

    Selected Precedent Transaction Analysis. Robertson Stephens analyzed the aggregate value and implied transaction value multiples paid or proposed to be paid in selected precedent transactions in the Internet advertising/marketing and related Internet service segments, including:

     @plan / DoubleClick (September 25, 2000)

     MineShare / Digital Impact (July 19, 2000)

     Cybergold / MyPoints (April 17, 2000)

     Exactis.com / 24/7 Media (February 29, 2000)
     Post Communications / Netcentives (February 15, 2000)

     Direct Hit / Ask Jeeves (January 25, 2000)

     Yesmail.com / CMGI (December 15, 1999)

     Flycast / CMGI (September 30, 1999)

     NetGravity / DoubleClick (July 13, 1999)

     Alta Vista / CMGI (June 29, 1999)

     Abacus Direct / DoubleClick (June 14, 1999)

     Encompass / Yahoo! (May 27, 1999)

    Robertson Stephens compared, among other things, the aggregate value in these transactions as a multiple of the latest twelve months' revenues ('LTM') and the projected next 12 months' revenues ('NTM'). The multiples used were adjusted to reflect the most recent closing acquiror stock prices at the time of the opinion, as contrasted with the prevailing acquiror prices at the time of transaction announcement. Applying these multiples to similar revenue figures for NetCreations resulted in the following range of implied exchange ratios.

                                    IMPLIED
                 RANGE OF        NETCREATIONS            IMPLIED
                MULTIPLES   EQUITY VALUE (MILLIONS)   EXCHANGE RATIO
                ----------  -----------------------   --------------

LTM           5.0x to 8.0x     $  268.1 - $406.1         .54 - .81

NTM           2.5x to 5.0x     $  222.2 - $406.2         .45 - .81
1 Day Premium
  to Market     20% to 30%     $  200.1 - $216.8           .40-.43
30 Day Premium
  to Market     40% to 60%     $  233.4 - $266.8           .47-.53
                                                         Mean: 0.56x

    No company, transaction or business used in the comparable company analysis or the selected precedent transaction analysis as a comparison is identical to NetCreations, DoubleClick or the merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors and trends that could affect the acquisition, public trading and other values of the comparable companies or the business segment, company or transactions to which they are compared.

    Discounted Cash Flow Analysis. Robertson Stephens performed a discounted cash flow analysis of the after-tax free cash flows of NetCreations for calendar years 2001 through 2005 using Robertson Stephens estimates. Robertson Stephens first discounted the projected, after-tax free cash flows through December 31, 2005 using discount rates ranging from 18.0% to 22.0%. NetCreations after-tax free cash flows were calculated as the after-tax operating earnings of NetCreations adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement. Robertson Stephens then added to the present value of the cash flows the terminal value of NetCreations at December 31, 2005, discounted back at the same discount rate to represent a present value. The terminal value was computed by multiplying the projected EBITDA for NetCreations in calendar year 2005 by terminal multiples ranging from 9.0x to 13.0x. The range of terminal multiples selected reflects Robertson Stephens' judgment as to an appropriate range of multiples at the end of the reference period. The following table summarizes the resulting implied equity valuations and exchange ratios.

   DISCOUNT        IMPLIED NETCREATIONS        IMPLIED
     RATES        EQUITY VALUE (MILLIONS)    EXCHANGE RATIO
---------------   -----------------------   --------------
18.0% - 22.0%     $  145.5 - $207.6          0.29 - 0.42

    Exchange Ratio and Implied Premium Analysis. Robertson Stephens reviewed and analyzed historical ratios of the daily per share closing prices of NetCreations common stock and DoubleClick common stock over various periods ending September 29, 2000. The following table sets forth the average ratios of closing prices for the two companies for various periods ending September 29, 2000 and the implied premium (discount) of the exchange ratios to the closing prices:

                         RATIO OF CLOSING PRICES OF   PREMIUM (DISCOUNT)
                            NETCREATIONS COMMON       OF EXCHANGE RATIO
         TIME               STOCK TO DOUBLECLICK       TO CLOSING PRICE
        PERIOD                  COMMON STOCK                RATIO
-----------------------  --------------------------   ------------------
On September 29, 2000              0.334                    22.8 %
Last 5 days                        0.302                    35.8 %
Last 10 days                       0.277                    48.0 %
Last 30 days                       0.428                    (4.2)%
Last 90 days                       0.783                   (47.6)%
Since November 12, 1999
  (NetCreations IPO)               0.575                   (28.7)%

    Pro Forma Merger Analysis. Robertson Stephens analyzed the impact of the merger on the revenues and earnings per share (excluding the goodwill amortization charges resulting from this merger) of the combined company for fiscal year 2001 based on publicly available data for NetCreations and DoubleClick. Without taking into account certain cost savings that the combined company may realize in its operations, the results of this analysis suggested that the merger is accretive in fiscal year 2001, with fiscal year 2001 estimated net revenue per share accretion of 7.4% and fiscal year 2001 estimated net earnings per share accretion of 14.6%.

    The actual results achieved by the combined company may materially vary from their projected results.

    Other Factors. While the foregoing summary describes the analyses and factors that Robertson Stephens deemed material in its presentation to the NetCreations board of directors, it is not a comprehensive description of all analysis and factors considered by Robertson Stephens. For example, Robertson Stephens performed a contribution analysis which indicated that, on a pro forma combined projected basis, NetCreations would contribute approximately 11% to revenue, 8% to gross profit and 39% to operating income in fiscal year 2000, and such analysis results in an implied exchange ratio ranging from .76 to .97. Robertson Stephens concluded that the contribution analysis was not materially relevant due to a variety of factors, including, without limitation, DoubleClick's relative size and leadership position in its market.

    The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens made numerous assumptions with respect to anticipated industry performance, general business and other conditions and matters, and present industry and transaction trends, many of which are beyond the control of NetCreations or Robertson Stephens and their likely impact on future performance of NetCreatios on a stand-alone basis and as a part of DoubleClick. Any estimates contained in these analyses are not necessarily indicative of actual values or predicative of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty. Furthermore, no opinion is being expressed as to the prices at which shares of NetCreations common stock or DoubleClick common stock may be traded at any future time.

    NetCreations engaged Robertson Stephens under a letter agreement dated September 22, 2000. The agreement provides that, for its services, Robertson Stephens is entitled to receive a transaction fee based on an agreed formula. Assuming under the formula a per share price of DoubleClick common stock on the last trading day prior to the consummation of the merger of $29.625 (which was the closing price on October 2, 2000) the transaction fee would be approximately $2.7 million. Robertson Stephens was paid $250,000 on the date of the delivery of its opinion, which will be credited against the transaction fee. NetCreations has also agreed to reimburse Robertson Stephens for its out-of-pocket expenses and to indemnify and hold harmless Robertson Stephens and its affiliates and any other person, director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to NetCreations. The terms of the fee arrangement with Robertson Stephens, which NetCreations and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between NetCreations and Robertson Stephens, and the NetCreations board of directors was aware of these fee arrangements. Robertson Stephens was retained based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Robertson Stephens' investment banking relationship and familiarity with NetCreations.

    Robertson Stephens is an internationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of NetCreations' board, NetCreations shareholders should be aware that certain officers and directors of NetCreations have interests in the merger that differ from, or are in addition to, those of NetCreations shareholders generally. The NetCreations board was aware of these potential conflicts and considered them.

    As of October 31, 2000, options to purchase a total of 300,000 shares of NetCreations common stock, at an exercise price of $10.00 per share, were held by the non-employee directors of NetCreations. Assuming the merger occurs on December 15, 2000, options held by these directors to purchase 99,996 shares of NetCreations common stock, at an exercise price of $10.00 per share, will automatically vest upon completion of the merger as follows:

                   NAME                      OPTIONS ACCELERATED
                   ----                      -------------------
Michael Levy...............................         33,332
Gary Slayton...............................         33,332
Mitchell York..............................         33,332

    On October 2, 2000, the non-employee director stock options were amended to permit them to be exercisable until October 8, 2004, the original term of such option grants, notwithstanding their termination as directors upon the closing of the merger.

    DoubleClick has entered into employment agreements with Rosalind Resnick, NetCreations' Chairman and Chief Executive Officer, Ryan Scott Druckenmiller, NetCreations' Chief Technology Officer and one of its directors, Robert Mattes, NetCreations' Chief Financial Officer, Scott Wolf, NetCreations' Senior Vice President of Sales and Business Development, and Michael Mayor, NetCreations' Vice President of Sales. None of these agreements will become effective until the consummation of the merger. See 'The Merger Agreement and Related Agreements -- Related Agreements.'

    Because the number of shares of DoubleClick common stock outstanding is larger than the number of shares of NetCreations common stock outstanding, Rosalind Resnick and Ryan Scott Druckenmiller may be allowed to sell or transfer a greater number of shares in a single transaction than would be possible prior to the merger pursuant to the volume restrictions of Rule 144 of the Securities Act, subject, however, to limitations imposed by lock-up agreements entered into in connection with the merger.

    The merger agreement provides that, from and after the effective time, DoubleClick will, and DoubleClick will cause NetCreations to, for a period of six years after the effective time of the merger, indemnify each person who is or was a director or officer of NetCreations or any of its subsidiaries at or at any time prior to the effective time of the merger against losses incurred as a result of actions or omissions (or alleged actions or omissions) occurring on or prior to the effective time of the merger. During this period, NetCreations' current certificate of incorporation, by-laws and contractual arrangements with respect to indemnification of directors, officers, employees or agents of NetCreations will not be modified. In addition, the merger agreement provides that for a period of three years after the effective time, DoubleClick will maintain directors' and officers' liability insurance covering persons who are covered by NetCreations' directors' and officers' insurance policy. See 'The Merger Agreement and Related Agreements -- Director and Officer Indemnification and Insurance.'

APPLICABLE WAITING PERIODS AND REGULATORY APPROVALS

    The merger is subject to U.S. antitrust laws. We have made the required filings with the Department of Justice and the Federal Trade Commission. We are not, however, permitted to complete the merger until the applicable waiting period has expired or terminated. We expect the applicable waiting period to expire at 11:59 p.m. (EST) on November 18, 2000. The Department of Justice and the Federal Trade Commission, as well as a state antitrust authority or private person, may challenge the merger at any time before or after it is completed.

    Neither NetCreations nor DoubleClick is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate law of New York.

FEDERAL INCOME TAX CONSIDERATIONS

    The following summary describes certain material federal income tax considerations relevant to the exchange of shares of NetCreations common stock for DoubleClick common stock pursuant to the merger agreement that generally are applicable to holders of NetCreations common stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed United States Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences to NetCreations shareholders as described herein.

    NetCreations shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular NetCreations shareholders in light of their particular circumstances, such as shareholders who:

     are financial institutions, dealers in securities, tax-exempt organizations or insurance companies;

     are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     are foreign persons;

     do not hold their NetCreations common stock as capital assets;

     acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

     acquired their shares as part of an integrated investment such as a hedge, straddle or other risk reduction transaction.

    In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including any transaction in which shares of NetCreations common stock are acquired or shares of DoubleClick common stock are disposed of, or the tax consequences of the assumption by DoubleClick of NetCreations stock options or purchase rights or the tax consequences of the receipt of rights to acquire DoubleClick common stock. ACCORDINGLY, NETCREATIONS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

    In connection with the filing with the Securities and Exchange Commission of the registration statement of which this proxy statement/prospectus is a part, the law firm of Piper Marbury Rudnick & Wolfe LLP, has delivered to NetCreations an opinion to the effect that the merger will constitute a reorganization under
Section 368(a) of the Internal Revenue Code. This opinion has

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been rendered on the basis of facts, representations and assumptions set forth or referred to in the opinion. In rendering this opinion, Piper Marbury Rudnick & Wolfe LLP required and relied upon factual representations contained in certificates of officers of NetCreations and DoubleClick. This opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. This opinion neither binds the IRS or courts of law nor precludes the IRS or a court from adopting a contrary position. No ruling has been, or will be, sought from the IRS as to the United States federal income tax consequences of the merger.

    In addition, it is a condition to the obligation of NetCreations to consummate the merger that it receive an opinion of its counsel, dated as of the closing date of the merger, to the effect that the merger will constitute such a reorganization, although this condition shall be deemed satisfied if NetCreations is unable to obtain such an opinion and DoubleClick's counsel delivers an opinion to NetCreations to the same effect.

    In addition, the tax opinions assume and are conditioned upon the following:

     the truth and accuracy of the statements, covenants, representations and warranties contained in the merger agreement, in the tax representations relating to DoubleClick, Genesis Merger Sub, and NetCreations and in all other instruments and documents related to the formation and operation of DoubleClick, Genesis Merger Sub, and NetCreations examined and relied upon by in connection with the opinions;

     that original documents submitted to counsel are authentic, documents submitted to counsel as copies conform to the original documents, and that those documents have been or will be by the effective time duly and validly executed and delivered;

     that all covenants contained in the merger agreement and the tax representations relating to DoubleClick, Genesis Merger Sub, and NetCreations are performed without waiver or breach of any material provision;

     that the merger will be effected under applicable state law; and

     that any representation or statement made 'to the best of knowledge' or similarly qualified is correct without being so qualified.

    Assuming the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, the merger will result in the following federal income tax consequences to NetCreations shareholders described above:

     A holder of NetCreations common stock will not recognize gain or loss to the extent they receive DoubleClick common stock in exchange for their NetCreations common stock (except to the extent of any cash received in lieu of fractional shares of DoubleClick common stock):

     A holder of NetCreations common stock who receives cash in lieu of a fractional share of DoubleClick common stock will be treated as having received the fractional share in the merger and having it redeemed by DoubleClick. A shareholder who holds his or her NetCreations common stock as a capital asset at the time of the merger generally will recognize capital gain or loss from the sale in an amount equal to the difference between the amount of cash received and the holder's tax basis allocable to the fractional share;

     The aggregate tax basis of the DoubleClick common stock received in the merger by a NetCreations shareholder will be the same as the aggregate tax basis of the NetCreations common stock surrendered in exchange for that DoubleClick common stock reduced by any tax basis allocable to any fractional share interest for which cash is received;

     The holding period of the DoubleClick common stock received in the merger by a NetCreations shareholder will include the period during which the shareholder held the NetCreations common stock surrendered in exchange for that DoubleClick common stock, so long as the NetCreations common stock is held as a capital asset by that shareholder at the time of the merger; and

     NetCreations will not recognize gain or loss solely as a result of the merger.

    Any gain recognized by a NetCreations shareholder will generally constitute capital gain if that shareholder held his or her NetCreations common stock as a capital asset at the time the

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merger becomes effective, and any capital gain will be a long-term capital gain if the NetCreations shareholder's holding period for those shares was greater than one year at the time the merger becomes effective. In the case of an individual, any long-term capital gain will be subject to a maximum federal income tax rate of 20%.

    A successful IRS challenge to the reorganization status of the merger would result in NetCreations shareholders recognizing taxable gain or loss with respect to each share of NetCreations common stock surrendered equal to the difference between each shareholder's basis in such share and the fair market value, as of the effective time of the merger, of the DoubleClick common stock received in exchange therefor. In such event, a shareholder's aggregate basis in the DoubleClick common stock so received would equal its fair market value as of the date of completion of the merger, and the shareholder's holding period for such stock would begin the day after the merger.

    There are other tax-related issues that you should be aware of such as:

     Reporting Requirements. Each NetCreations shareholder that receives DoubleClick common stock in the merger will be required to file a statement with his or her federal income tax return providing his or her basis in the NetCreations stock surrendered and the fair market value of the DoubleClick common stock and any cash received in the merger, and to retain permanent records of these facts relating to the merger.

     Backup Withholding. Unless an exemption applies under applicable law and regulations, the exchange agent is required to withhold, and will withhold, 31% of any cash payments to a NetCreations shareholder in the merger unless the shareholder provides the appropriate form as described below. Therefore, each NetCreations shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be sent to each NetCreations shareholder, so as to provide the information, including the shareholder's taxpayer identification number, and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to DoubleClick and the exchange agent.

ACCOUNTING TREATMENT

    DoubleClick will account for the merger under the purchase method of accounting, which means that DoubleClick will allocate the purchase price to the fair value of net tangible assets and intangible assets, which includes goodwill, acquired. After the completion of the merger, the results of operations of NetCreations will be included in the financial statements of DoubleClick. Based on a preliminary allocation of the purchase price, DoubleClick expects to allocate approximately 29.3% of the purchase price to the fair value of net tangible assets acquired and approximately 70.7% to the fair value of intangible assets, including goodwill to be amortized by DoubleClick over three years in accordance with generally accepted accounting principles. The ultimate allocation of the purchase price will depend on the results of the fair value appraisals in accordance with generally accepted accounting principles. DoubleClick believes that the effect of the ultimate allocation will not differ materially from that assumed in the unaudited pro forma financial data included in this proxy statement/prospectus.

DELISTING AND DEREGISTRATION OF NETCREATIONS' COMMON STOCK FOLLOWING THE MERGER

    If the merger is completed, NetCreations' common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES

    The issuance of the shares of DoubleClick common stock in the merger will be registered under the Securities Act and such shares will be freely transferable under the Securities Act, except for shares of DoubleClick common stock issued to any person who is deemed to be an affiliate of DoubleClick or NetCreations under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of DoubleClick or NetCreations, as the case may be, and may include some of the officers,

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directors or principal stockholders of DoubleClick or NetCreations. Affiliates may not sell their shares of DoubleClick common stock acquired in connection with the merger except pursuant to:

     an effective registration statement under the Securities Act covering the resale of those shares;

     an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     another applicable exemption under the Securities Act.

    DoubleClick's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of DoubleClick common stock to be received by affiliates in the merger.

OPERATIONS FOLLOWING THE MERGER

    Following the merger, NetCreations will operate as a separate business unit of DoubleClick. Upon completion of the merger, the members of NetCreations' board will be Kevin Ryan, Stephen Collins and Andrew Jacobson. The shareholders of NetCreations will become stockholders of DoubleClick, and their rights as stockholders will be governed by DoubleClick's amended and restated certificate of incorporation, as amended, DoubleClick's amended and restated bylaws and the laws of the State of Delaware.

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                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

    The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read the merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement or other agreements and the following summary, the merger agreement and other agreements will control.

THE MERGER

    Genesis Merger Sub, Inc., a wholly-owned subsidiary of DoubleClick, will merge with and into NetCreations following:

     the adoption of the merger agreement by the NetCreations shareholders; and

     the satisfaction or waiver of the other conditions to the merger.

    NetCreations will be the surviving corporation and will become a wholly-owned subsidiary of DoubleClick following the merger.

EFFECTIVE TIME

    At the time of the closing of the merger, the parties will cause the merger to become effective by filing the certificate of merger with the New York Secretary of State. DoubleClick and NetCreations are working toward completing the merger as soon as possible and hope to complete the merger during the fourth quarter of 2000. Because the merger is subject to expiration or termination of a waiting period under U.S. antitrust laws and to the satisfaction or waiver of other conditions specified in the merger agreement, however, we cannot predict the exact timing of the completion of the merger.

DIRECTORS AND OFFICERS OF NETCREATIONS AFTER THE MERGER

    The directors and officers of Genesis Merger Sub, Inc. will become the new directors and officers, respectively, of NetCreations at the effective time.

CONVERSION OF NETCREATIONS SHARES IN THE MERGER

    At the effective time, each outstanding share of NetCreations common stock will automatically be converted into the right to receive 0.41 of a share of DoubleClick common stock.

    The number of shares of DoubleClick common stock issuable in the merger will be proportionately adjusted as appropriate for any stock split, stock dividend or similar event with respect to NetCreations common stock or DoubleClick common stock effected between the date of this proxy statement/prospectus and the completion of the merger.

NO FRACTIONAL SHARES

    No fractional shares of DoubleClick common stock will be issued in connection with the merger. Instead you will receive an amount of cash, in lieu of a fraction of a share of DoubleClick common stock, equal to the product of such fraction multiplied by the closing price of DoubleClick common stock on the Nasdaq National Market on the first business day immediately prior to the effective time of the merger.

NETCREATIONS' STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

    At the effective time of the merger, each outstanding option to purchase shares of NetCreations common stock issued under NetCreations' stock option plan and each outstanding right to purchase shares of NetCreations common stock under NetCreations' Employee Stock Purchase Plan will be assumed by DoubleClick. Each NetCreations stock option or purchase right assumed by DoubleClick will continue to have the same terms, and be subject to the same

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conditions, that were applicable to the option or purchase right immediately prior to the effective time, except that:

     each NetCreations stock option or purchase right will be exercisable for shares of DoubleClick common stock, and the number of shares of DoubleClick common stock issuable upon exercise of any given option or purchase right will be determined by multiplying 0.41 by the number of shares of NetCreations common stock underlying such option or purchase right, rounded down to the nearest whole number; and

     the per share exercise price of any given option or purchase right will be determined by dividing the exercise price of the option or purchase right immediately prior to the effective time by 0.41, rounded up, if necessary, to the nearest whole cent.

    Adjustments with respect to any options that are 'incentive stock options' (as defined in the Internal Revenue Code) will be effected in a manner consistent with the requirements of the Internal Revenue Code.

THE EXCHANGE AGENT

    As of the effective time, DoubleClick is required to deposit with a bank or trust company certificates representing the shares of DoubleClick common stock to be exchanged for shares of NetCreations common stock and cash to be paid in lieu of issuing fractional shares.

EXCHANGE OF NETCREATIONS STOCK CERTIFICATES FOR DOUBLECLICK STOCK CERTIFICATES

    Promptly after the effective time, the exchange agent will mail to NetCreations shareholders a letter of transmittal and instructions for surrendering NetCreations stock certificates in exchange for DoubleClick stock certificates and cash in lieu of fractional shares.

    NETCREATIONS SHAREHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL RECEIPT OF THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES

    NetCreations shareholders are not entitled to receive any dividends or other distributions on DoubleClick common stock with a record date after the merger is completed until surrender of NetCreations stock certificates.

REPRESENTATIONS AND WARRANTIES

    DoubleClick and NetCreations each made a number of representations and warranties in the merger agreement.

    NetCreations made representations about the following topics:

     NetCreations' organization, qualification to do business and good standing, and absence of subsidiaries;

     NetCreations' certificate of incorporation and by-laws;

     NetCreations' capitalization;

     NetCreations' corporate power to enter into and its authorization of the merger agreement and the transactions contemplated by the merger agreement;

     the non-violation of certificate of incorporation or by-laws of NetCreations, laws or agreements as a result of the merger agreement;

     required approvals of governmental authorities relating to the merger agreement;

     possession of and compliance with permits required to conduct NetCreations' business, and compliance with laws applicable to NetCreations;

     NetCreations' filings and reports with the Securities and Exchange Commission;

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     NetCreations' financial statements;

     absence of any material adverse effect and other changes in NetCreations' business since December 31, 1999;

     NetCreations' employee benefit plans and matters relating to NetCreations' employees;

     the treatment of the merger as a tax-free reorganization;

     NetCreations' listed contracts and obligations;

     litigation involving NetCreations;

     environmental laws that apply to NetCreations;

     intellectual property used or owned by NetCreations;

     NetCreations' taxes;

     NetCreations' insurance;

     NetCreations' properties;

     NetCreations' affiliates;

     the opinion of NetCreations' financial advisor;

     NetCreations' brokers' and finders' fees in connection with the merger;

     the absence of certain business practices;

     restrictions on NetCreations' business;

     NetCreations' privacy policy; and

     the inapplicability of state anti-takeover statutes to the merger.

    DoubleClick made representations about the following topics:

     DoubleClick's and Genesis Merger Sub's organization, qualification to do business and good standing;

     DoubleClick's and Genesis Merger Sub's certificate of incorporation and bylaws;

     DoubleClick's capitalization;

     appropriate authorization of the issuance of DoubleClick common stock in the merger;

     DoubleClick's and Genesis Merger Sub's corporate power to enter into and their authorization of the merger agreement and the transactions contemplated by the merger agreement;

     non-violation of certificate of incorporation or bylaws of DoubleClick or Genesis Merger Sub, laws or agreements as a result of the merger agreement;

     DoubleClick's filings and reports with the Securities and Exchange Commission;

     DoubleClick's financial statements;

     the treatment of the merger as a tax-free reorganization; and

     the absence of brokers' or finders' fees in connection with the merger on behalf of DoubleClick.

    The representations and warranties in the merger agreement are complicated and not easily summarized. We urge you to read carefully the provisions in the merger agreement captioned 'Representations and Warranties of Company' and 'Representations and Warranties of Parent.'

NETCREATIONS' CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    NetCreations has agreed that, until the completion of the merger, unless DoubleClick consents in writing and except as contemplated by the merger agreement, NetCreations will conduct its

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businesses in the ordinary course of business consistent with past practice and will use its best efforts:

     to keep available the services of its present officers, significant employees and consultants; and

     to preserve its relationships with corporate partners, customers, suppliers and other persons with which it has significant business dealings in order to preserve substantially intact its business organization.

    NetCreations has also agreed that, until the completion of the merger, unless DoubleClick consents in writing and except as contemplated by the merger agreement, NetCreations will conduct its business in compliance with the specific restrictions set forth in the merger agreement, including not permitting:

     the modification of NetCreations' certificate of incorporation or by-laws;

     the issuance, sale, pledge or encumbrance of NetCreations' material property or assets, except sales of inventory in the ordinary course of business consistent with past practice and the providing of opt-in e-mail addresses to direct marketers and brokers in the ordinary course of business, or shares of NetCreations capital stock or securities convertible into NetCreations capital stock, except for limited issuances of securities in connection with grants and exercises of stock options or purchase rights;

     the acquisition of any interest in any entities outside of the ordinary course of business;

     the incurrence of any indebtedness, other than a de minimis amount, or issuance of any debt securities;

     the amendment or premature termination of any listed contract (as defined in merger agreement);

     the making or authorization of any capital expenditures other than in the ordinary course of business and in an amount that is in the aggregate greater than $250,000;

     the declaration or payment of dividends or other distributions on its capital stock;

     any split, combination, purchase or reclassification of any of its capital stock;

     the modification or acceleration of any stock options or authorization of cash payments in exchange for stock options;

     the amendment of the terms of, repurchase or redemption of any of its securities, except in certain instances;

     the increase of compensation payable to directors, officers, consultants or employees;

     the granting of any severance arrangements or entering into of any agreement providing benefits upon a change of control that would be triggered by the merger with any person who is not currently entitled to such benefits from the merger;

     the adoption, entering into or amendment in a material respect of any plan, agreement, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by law or the terms of a collective bargaining agreement;

     the payment, discharge or satisfaction of any claims, liabilities or obligations, other than in the ordinary course of business or as excepted in NetCreations' filings with the Securities and Exchange Commission or in schedules to the merger agreement;

     the making of any changes with respect to NetCreations' accounting policies or methods, except as required by generally accepted accounting principles or by any governmental entity;

     the making of any tax election or settlement or compromise of any tax liability; or

     the agreement in writing or otherwise to do any of the above or to take any action which would make NetCreations' representations and warranties untrue or prevent NetCreations

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from performing its covenants under the merger agreement or result in any of the conditions to the merger not being satisfied.

    The agreements related to the conduct of NetCreations' business contained in the merger agreement are complicated and not easily summarized. We urge you to carefully read the provision of the merger agreement captioned 'Conduct of Business by Company Pending the Closing.'

    Each of NetCreations and DoubleClick has also agreed:

     to notify the other promptly of certain events and changes, including changes that could reasonably be expected to have a material adverse effect on either party, or to affect its ability to perform its obligations pursuant to the merger agreement; and

     to provide access at reasonable times to its offices, employees and books to the other party and to furnish such information as the other party may reasonably request.

NO SOLICITATION OF TRANSACTIONS

    Until the merger agreement is terminated, NetCreations has agreed not to take any of the following actions, directly or indirectly, and shall cause its representatives not to, directly or indirectly:

     solicit, initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or could lead to a competing transaction;

     enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a competing transaction; or

     agree to or endorse any competing transaction, or authorize or permit any of its representatives to take any such action.

    Further, NetCreations is required to notify DoubleClick promptly if any proposal, offer or inquiry regarding a company competing transaction is made, including the identity of the person making the proposal, offer or inquiry, and the terms of the competing transaction. NetCreations is required to keep DoubleClick apprised of any modifications to the terms of any competing transaction. Prior to accepting a competing proposal, NetCreations will provide DoubleClick with 24 hours' written notice of its intention.

    NetCreations agreed, as of October 2, 2000, to immediately cease and cause to be terminated all existing discussions or negotiations with any parties with respect to a competing transaction.

    A 'competing transaction' is defined in the merger agreement as any of the following involving NetCreations (other than the contemplated merger with Genesis Merger Sub):

     any merger, consolidation, share exchange, business combination or other similar transaction;

     any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of NetCreations in a single transaction or series of transactions (excluding for this purpose the providing of opt-in e-mail addresses to direct marketers and brokers by NetCreations in the ordinary course of business);

     any tender offer or exchange offer for 20% or more of the outstanding voting securities of NetCreations or the filing of a registration statement in connection therewith;

     any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any group having been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting securities of NetCreations; or

     any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    NetCreations' board of directors is not prohibited, however, from taking and disclosing to NetCreations' shareholders a position with respect to a tender or exchange offer under Rules 14d-9 and 14e-2(a) under the Exchange Act not made in violation of the merger agreement.

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    NetCreations may engage in any of the foregoing actions, other than solicitation, initiation or encouragement of any competing transaction proposal, if:

     NetCreations' board of directors concludes in good faith, based on the advice from outside legal counsel that this action is necessary to prevent the board from violating its fiduciary duties under applicable law;

     NetCreations' board of directors determines, based upon advice of its independent financial advisors, in the exercise of its fiduciary duties that the acquiring party is reasonably capable of consummating the competing transaction as proposed; and

     NetCreations' board of directors reasonably believes in good faith, based on the advice of NetCreations' independent financial advisors, that the competing transaction is a 'superior proposal.'

    A 'superior proposal' is defined in the merger agreement as a competing transaction with respect to which NetCreations' board of directors reasonably believes in good faith, based on the advice of NetCreations' independent financial advisors, that such competing transaction is more favorable to NetCreations' shareholders than the merger taking into account all the terms and conditions of the competing transaction and the merger.

    The agreements related to NetCreations' non-solicitation of transactions contained in the merger agreement are complicated and not easily summarized. We urge you to carefully read the provisions of the merger agreement captioned 'No Solicitation of Transactions.'

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

    The merger agreement provides that:

     the provisions with respect to immunities and indemnification that are set forth in NetCreations' certificate of incorporation, by-laws and contractual arrangements in effect on the date of the merger agreement, with certain exceptions, will survive the merger and not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the effective time of the merger were directors, officers, employees or agents of NetCreations;

     in the event that NetCreations or the surviving corporation in the merger or any of their respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers a material amount of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, DoubleClick will either guaranty the indemnification obligations described in the merger agreement or will make or cause to be made proper provision so that the successors and assigns of NetCreations or the surviving corporation, as the case may be, assume the indemnification obligations described in the merger agreement for the benefit of the indemnified parties and have substantially equal financial ability as NetCreations (immediately prior to the effective time of the merger) to satisfy the obligations of the parties pursuant to the merger agreement as a condition to any such future merger, consolidation or transfer becoming effective; and

     for three years after the effective time of the merger, DoubleClick will maintain in effect the directors' and officers' liability insurance policies maintained by NetCreations.

    DoubleClick is not required to pay premiums in excess of 150% of the annual premium currently paid by NetCreations for such coverage. If the premium for such coverage exceeds this amount, DoubleClick will purchase a policy with the greatest coverage available for such amount.

BENEFIT PLANS AND ARRANGEMENTS

    After the effective time of the merger, for all purposes under the employee benefit plans of DoubleClick providing benefits to former NetCreations employees, each such employee will be credited with his or her years of service with NetCreations before the effective time, to the same

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extent as such employee was entitled, before the effective time, to credit for such service under any similar NetCreations benefit plans, except for purposes of benefit accrual under defined benefit pension plans, if any. NetCreations will take all actions necessary and appropriate to terminate any NetCreations benefit plan that is a 401(k) plan or any other defined contribution retirement plan, effective before the effective time of the merger.

CONDITIONS TO THE MERGER

    DoubleClick's and NetCreations' respective obligations to complete the merger and the related transactions are subject to the satisfaction or waiver, if permitted by law, of each of the following conditions:

     the registration statement (of which this proxy statement/prospectus is a part) relating to the issuance of shares of DoubleClick common stock as contemplated by the merger agreement must have been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of the registration statement shall have been issued by the Securities and Exchange Commission and no proceeding for that purpose shall have been initiated by the Securities and Exchange Commission and not concluded or withdrawn;

     the merger agreement and the merger must have been duly adopted by the requisite vote of NetCreations shareholders in accordance with the New York Business Corporation Law;

     no court of competent jurisdiction shall have issued or entered any order, writ, injunction or decree, and no other government entity shall have issued any order, which is then in effect and has the effect of making the merger illegal or otherwise prohibiting its consummation;

     any waiting period (and any extension thereof) applicable to the consummation of the merger under U.S. antitrust laws must have expired or been terminated; and

     all consents, approvals and authorizations legally required to be obtained to consummate the merger must have been obtained from all governmental entities, except where the failure to obtain such consent, approval or authorization could not reasonably be expected to result in a DoubleClick or NetCreations material adverse effect.

    NetCreations' obligations to consummate the merger, or to permit the consummation of the merger are subject to the satisfaction or waiver, if permitted by law, of each of the following additional conditions:

     each of the representations and warranties of DoubleClick contained in the merger agreement must be true, complete and correct in all respects (other than representations and warranties subject to 'materiality' or 'material adverse effect' qualifiers, which must be true, complete and correct in all respects) both when made and on and as of the effective time of the merger (other than representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date, and failures to be true, complete and correct that do not, in the aggregate, constitute a DoubleClick material adverse effect);

     DoubleClick must have performed or complied in all material respects with all covenants required by the merger agreement;

     NetCreations shall have received a certificate signed by the chief executive officer and chief financial officer of DoubleClick to the effect that the two conditions above have been satisfied; and

     NetCreations must have received the opinion of its counsel, Piper Marbury Rudnick & Wolfe LLP, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, provided that if NetCreations is unable to obtain such an opinion, this condition shall be deemed satisfied if DoubleClick's legal counsel delivers an opinion to NetCreations to the same effect.

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
    DoubleClick's obligations to consummate the merger are subject to the satisfaction or waiver of the following additional conditions:

     each of the representations and warranties of NetCreations contained in the merger agreement must be true, complete and correct in all respects (other than representations and warranties subject to 'materiality' or 'material adverse effect' qualifiers, which shall be true, complete and correct in all respects), both when made and on and as of the effective time of the merger (other than representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date, and failures to be true, complete and correct that do not, in the aggregate, constitute a NetCreations material adverse effect);

     NetCreations must have performed or complied in all material respects with all covenants required by the merger agreement;

     there shall have been no NetCreations material adverse effect since the date of the merger agreement;

     NetCreations must have received from certain persons, a valid and effective assignment, in a form reasonably acceptable to DoubleClick, of all intellectual property rights in all work created by such persons on behalf of NetCreations; and

     Rosalind Resnick and Ryan Scott Druckenmiller must have terminated their respective employment agreements with NetCreations and have agreed to the terms of employment offered by DoubleClick and shall not have terminated, or given notice of termination of, such employees' employment with NetCreations.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated and the merger may be abandoned at any time before the completion of the merger, notwithstanding the adoption of the merger agreement by NetCreations' shareholders, as summarized below:

     by mutual written consent of the boards of directors of each of NetCreations and DoubleClick;

     by either NetCreations or DoubleClick, if, without the fault of the terminating party, the merger has not been consummated before February 28, 2001;

     by either NetCreations or DoubleClick, if any governmental order, writ, injunction or decree preventing the consummation of the merger has been entered by any court of competent jurisdiction and has become final and nonappealable; or

     by NetCreations or DoubleClick, if the merger agreement and the merger fail to receive the requisite votes for adoption at the NetCreations shareholders meeting or any adjournment or postponement thereof.

    Furthermore, the merger agreement may be terminated by DoubleClick if any of the following occur:

     the board of directors of NetCreations withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to DoubleClick;

     the board of directors of NetCreations recommends a competing transaction to the shareholders of NetCreations;

     NetCreations fails to comply in all material respects with provisions in the merger agreement dealing with non-solicitation of transactions and holding the NetCreations shareholders meeting;

     a competing transaction is announced and the board of directors of
     NetCreations:

         fails to recommend against acceptance of such competing transaction by its shareholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a company competing transaction involving a tender offer or exchange offer by its shareholders) within five business days of delivery of a written request from DoubleClick for such action, or fails to reconfirm its approval and recommendation of the merger agreement and the transactions contemplated thereby within five business days of delivery of a written request from DoubleClick of such action;

     the board of directors of NetCreations determines that a competing transaction is a superior proposal and the board, prior to termination of the merger agreement, does not reconfirm its approval and recommendation of the merger agreement and does not recommend against acceptance of such superior proposal by its shareholders; or

     ten business days after receipt by NetCreations of a written notice from DoubleClick of a breach of any representation, warranty, covenant or agreement on the part of NetCreations set forth in the merger agreement, or if any representation or warranty of NetCreations becomes untrue, incomplete or incorrect, in either case such that the conditions to the obligation of DoubleClick to close set forth in the merger agreement would not be satisfied, unless such breach is curable by NetCreations through the exercise of its reasonable efforts within ten days.

    Furthermore, the merger agreement may be terminated by NetCreations if any of the following occur:

     ten business days after receipt by DoubleClick of a written notice from NetCreations of a breach of any representation, warranty, covenant or agreement on the part of DoubleClick set forth in the merger agreement, or if any representation or warranty of DoubleClick becomes untrue, incomplete or incorrect, in either case such that the conditions to the obligation of NetCreations to close set forth in the merger agreement would not be satisfied, unless such breach is curable by DoubleClick through the exercise of its reasonable efforts within ten days; or

     if (1) the board of directors of NetCreations authorizes NetCreations, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal and NetCreations notifies DoubleClick in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or description of all material terms and conditions thereof) to such notice, and (2) DoubleClick does not make, within three business days of receipt of NetCreations' written notification of its intention to enter into a binding agreement for a superior proposal, an offer that the board of directors of NetCreations determines, in good faith after consultation with its financial advisors, is at least as favorable to the shareholders of NetCreations as the superior proposal, it being understood that NetCreations shall not enter into any such binding agreement during such three-day period. NetCreations, will not, however, be permitted to terminate the merger agreement for this reason if such superior proposal is attributable to a violation by NetCreations of its obligations under provisions of the merger agreement dealing with non-solicitation of competing transactions, and such termination by NetCreations will not be effective until after the payment of the termination fee, as provided in the merger agreement.

PAYMENT OF FEES AND EXPENSES

    Except as described below, all expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses, whether or not the merger is consummated, except that DoubleClick and NetCreations each will pay one-half of all expenses incurred in connection with printing, filing and mailing the registration statement, of which this proxy statement/prospectus is a part, and all Securities and Exchange Commission and other regulatory filing fees incurred in connection with such documents and any fees required to be paid under U.S. antitrust laws.

    NetCreations will pay DoubleClick an amount equal to $8.6 million and an additional amount equal to DoubleClick's expenses, in the event that:

     DoubleClick terminates the merger agreement following the occurrence of any of the following events:

         the board of directors of NetCreations withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to DoubleClick;

         the board of directors of NetCreations recommends a competing transaction to the shareholders of NetCreations;

         NetCreations fails to comply in all material respects with certain provisions in the merger agreement dealing with non-solicitation of transactions and holding the NetCreations shareholders meeting;

         a competing transaction is announced or becomes otherwise publicly known and the board of directors of NetCreations:

            fails to recommend against acceptance of such competing transaction by its shareholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a company competing transaction involving a tender offer or exchange offer by its shareholders) within five business days of delivery of a written request from DoubleClick for such action, or fails to reconfirm its approval and recommendation of the merger agreement and the transactions contemplated thereby within five business days of the first announcement or other public knowledge of such proposal for a company competing transaction;

         the board of directors of NetCreations determines that a competing transaction is a superior proposal and does not reconfirm its approval and recommendation of the merger agreement and does not recommend against acceptance of such superior proposal by its shareholders prior to termination of the merger agreement, or resolves to do any of the foregoing;

     NetCreations terminates the merger agreement following the authorization by its board of directors, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal;

     DoubleClick terminates the merger agreement following receipt by NetCreations of a written notice from DoubleClick of a breach of any covenant or agreement on the part of NetCreations set forth in the merger agreement; or

     at or prior to the time of termination (pursuant to the following events), either a competing transaction was proposed or publicly announced or within 12 months after such termination, NetCreations enters into a definitive agreement with respect to any competing transaction or any competing transaction involving NetCreations is consummated, and the merger agreement is terminated in either of the following ways:

         either NetCreations or DoubleClick terminates the merger agreement, without the fault of the terminating party, because the merger has not been consummated before February 28, 2001; or

         either NetCreations or DoubleClick terminates the merger agreement because the merger agreement and the merger fail to receive the requisite votes for adoption at the NetCreations special shareholders meeting.

    In the event NetCreations terminates the merger agreement due to a breach by DoubleClick of its representations, warranties, covenants and agreements contained in the merger agreement, then DoubleClick will reimburse NetCreations for NetCreations' expenses associated with the merger.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

    At any time prior to the completion of the merger, either DoubleClick or NetCreations may extend the time for or waive compliance with the performance of any obligation or other act of the other party, waive any inaccuracy in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

    The merger agreement may be amended by DoubleClick and NetCreations at any time prior to, the completion of the merger. However, after the adoption of the merger agreement by NetCreations' shareholders, no amendment may be made that changes the amount or type of consideration into which NetCreations common stock will be converted pursuant to the merger agreement.

RELATED AGREEMENTS

SHAREHOLDERS' AGREEMENT

    In connection with the merger, Rosalind Resnick and Ryan Scott Druckenmiller, as shareholders of NetCreations, have entered into a shareholders' agreement and irrevocable proxies with DoubleClick. The terms of the shareholders' agreement and irrevocable proxies provide that these shareholders' will vote the shares of NetCreations common stock specified in the shareholders' agreement, representing, in the aggregate, approximately 65% of NetCreations' outstanding common stock as of October 2, 2000, at every meeting of the shareholders of NetCreations at which the merger agreement or the merger is considered or voted upon, and at every adjournment and on every action or approval by written resolution of the shareholders of NetCreations with respect to the merger agreement or the merger, in favor of approval of the merger agreement and of the merger. In addition, except in certain circumstances, each such shareholder has agreed not to initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any material part of the business or properties or capital stock of NetCreations, or to initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any such transaction; or to furnish information regarding NetCreations' business, properties or assets to any person or group (other than DoubleClick, or any associate, agent or representative of DoubleClick) under any circumstances that could reasonably be expected to relate to such a transaction; or to negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any such potential transaction. The NetCreations shareholders who are parties to the shareholders' agreement and irrevocable proxies retained the right to vote their shares of NetCreations common stock on all matters other than those identified in the shareholders' agreement. Nothing in the shareholders' agreement will limit the discretion of either shareholder a party thereto with respect to any action which may be taken by him or her acting in his or her fiduciary duty as a director of NetCreations. The shareholders who are parties to the shareholders' agreement were not paid additional consideration in connection with such shareholders' agreement.

EMPLOYMENT AND NON-COMPETE AGREEMENTS

    Concurrently with the execution of the merger agreement, DoubleClick entered into employment agreements with Rosalind Resnick, NetCreations' Chairman and Chief Executive Officer, Ryan Scott Druckenmiller, NetCreations' Chief Technology Officer and one of its directors, Robert Mattes, NetCreation's Chief Financial Officer, Scott Wolf, NetCreation's Senior Vice President of Sales and Business Development, and Michael Mayor, NetCreations' Vice President of Sales. These agreements will become effective upon the consummation of the merger.

    Under the terms of the employment agreements, Ms. Resnick and Mr. Druckenmiller each agreed to be employed by DoubleClick for a term of one year and on an at-will basis thereafter. Messrs. Mattes, Wolf and Mayor have agreed to be employed by DoubleClick on an at-will basis. Ms. Resnick will be employed in the position of Vice President, Corporate Development, E-mail,

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
with an annual salary of $175,000. Mr. Druckenmiller will be employed in a position to be determined by him and DoubleClick, with an annual salary of $175,000. Mr. Mattes will be employed in the position of Director, Business Management, with an annual salary of $125,000. Mr. Wolf will be employed in the position of Director, Sales, with an annual salary of $200,000. Mr. Mayor will be employed in the position of Director, Sales, with an annual salary of $125,000. If the employment of either Ms. Resnick or Mr. Druckenmiller is terminated by DoubleClick without cause or by such employee for good reason prior to twelve months after the closing date of the merger, that employee will be entitled to receive salary continuation until the later of six (6) months after the last date of employment or the first anniversary of the closing date of the merger. If the employment of Mr. Mattes, Mr. Wolf or Mr. Mayor is terminated by DoubleClick without cause or by such employee with good reason prior to twelve months after the closing date of the merger, that employee will be entitled to receive salary continuation for a period of six (6) months after the last date of employment.

    'Cause' as used in these employment agreements, means termination of employment based upon:

     the employee's breach of any material provision contained in the employment agreement;

     misconduct, which includes misappropriating DoubleClick funds or property, obtaining any personal profit from any transaction in which the employee has an interest that is adverse to DoubleClick or any material breach of the duty of loyalty and fidelity to DoubleClick, or any other act or omission by the employee which substantially impairs DoubleClick's ability to conduct its ordinary business in its usual manner;

     willful neglect or refusal to perform the material duties assigned to the employee under or pursuant to the terms of the employment agreement;

     conviction of, or plea of guilty or nolo contendere to, criminal charges involving moral turpitude or conduct that concerns the business in which DoubleClick is engaged, or conduct which, if prosecuted, would warrant conviction on such charges under a 'beyond a reasonable doubt' standard of proof;

     acts of dishonesty or moral turpitude by the employee that DoubleClick reasonably believes are materially detrimental to DoubleClick;

     any act or omission which subjects DoubleClick or any of its affiliates to substantial public disrespect, scandal, or ridicule, or that causes DoubleClick to be in violation of governmental regulations that subjects DoubleClick either to sanctions by governmental authority or to civil liability to its employees or third parties; or

     disclosure or use of DoubleClick's confidential information, other than as specifically authorized and required (or as the employee reasonably believes to be authorized and required) in the performance of the employee's duties.

    If an employee declares bankruptcy, such declaration will not constitute grounds for termination for Cause under the employee's employment agreement.

    'Good reason' as used in the employment agreements, means resignation by the employee within thirty days after the occurrence of any of the following events:

     any reduction in the employee's base salary as specified in the employment agreement;

     a requirement by DoubleClick that the employee relocate to an office more than a fifty (50) mile radius from the employee's office at the time of the execution of the employment agreement; or

     an adverse change in the employee's job title.

    The employment agreements also contain customary non-competition and non-solicitation provisions which provide that Ms. Resnick and Messrs. Druckenmiller, Mattes, Mayor and Wolf will not:

     engage in any activity in certain markets specified in the employment agreements; permit such employee's name to be used in connection with a business which is competitive or substantially similar to a business specified in the employment agreements; or acquire any debt, equity, or other ownership interest in any person or entity engaged in a business, except that such employee may own, in the aggregate, not more than one percent (1%) of the outstanding shares of any publicly held corporation which is competitive with DoubleClick. In the case of Ms. Resnick, such restrictions shall apply during the period of her employment and for a period of three (3) years thereafter. In the case of Messrs. Druckenmiller and Mayor, such restrictions shall apply during the period of his employment and for a period of two (2) years thereafter. In the case of Messrs. Mattes and Wolf, such restrictions shall apply during the period of each of their respective employment and for a period of one
     (1) year thereafter.

     request or otherwise attempt to induce or influence, directly or indirectly, any present or prospective customer of DoubleClick, its affiliates, or other persons sharing a business relationship with DoubleClick to cancel, limit, or postpone their business with DoubleClick, or otherwise take action which might be to the material disadvantage of DoubleClick. For Ms. Resnick and Messrs. Druckenmiller and Mayor, such restrictions shall apply during the period of each of their respect employment and for a period of two (2) years thereafter. In the case of Messrs. Mattes and Wolf, such restrictions shall apply during the period of each of their respective employment and for a period of one (1) year thereafter.

     solicit for employment, directly or indirectly, or induce or attempt to influence any employee, agent, officer, director, contractor, consultant, or other business associate of DoubleClick to terminate his or her employment or discontinue such person's consultant, contractor, or other business association with DoubleClick. For Ms. Resnick and Messrs. Druckenmiller, Mattes and Mayor, such restrictions shall apply during the period of each of their respective employment and for a period of two (2) years thereafter. In the case of Mr. Wolf, such restrictions shall apply during the period of each of their respective employment and for a period of one (1) year thereafter.

LOCK-UP AGREEMENTS

    Concurrently with the execution of the merger agreement, Ms. Resnick and Mr. Druckenmiller each entered into stockholder lock-up agreements which will restrict his or her disposition of DoubleClick common stock for a period of time after the closing of the merger. Under the terms of their respective stockholder lock-up agreements, Ms. Resnick and Mr. Druckenmiller have each agreed, subject to the following paragraphs, that in the event the merger is consummated, he or she will not, without the prior written consent of DoubleClick, until April 30, 2001, sell or otherwise dispose of any shares of DoubleClick common stock owned by him or her.

    Notwithstanding the foregoing, Ms. Resnick and Mr. Druckenmiller may each sell or otherwise transfer, without the prior consent of DoubleClick, up to an aggregate of 10% of his or her DoubleClick common stock; provided, however, that each of Ms. Resnick and Mr. Druckenmiller may not sell more than 2.5% of his or her DoubleClick common stock on any calendar day.

    The sale or transfer of shares of DoubleClick common stock through execution by Ms. Resnick or Mr. Druckenmiller of block trades of DoubleClick common stock in one or more valid private placements to one or more accredited investors or qualified institutional buyers is excluded from any restriction or transfer described in the lock-up agreements.

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
             MATERIAL CONTACTS BETWEEN DOUBLECLICK AND NETCREATIONS

    In July 1999, while NetCreations was exploring the feasibility of an initial public offering, Ms. Resnick contacted Kevin O'Connor, then DoubleClick's Chairman and Chief Executive Officer, to commence discussions regarding potential strategic cooperation between the companies. Over the course of several weeks, Ms. Resnick met with Mr. O'Connor, Eli Chalfin, then head of DoubleClick's e-mail business, and Jeffrey Epstein, DoubleClick's Executive Vice President, Business Development. As a result of this discussion, DoubleClick and NetCreations entered into a non-binding letter of intent for an acquisition of NetCreations by DoubleClick. This letter of intent provided for an exchange of approximately 650,000 DoubleClick shares for all of the outstanding NetCreations shares, which, as of the close of business on the date of the letter of intent, valued NetCreations at approximately $50 million. The letter of intent allowed NetCreations to continue to pursue an initial public offering, but prohibited it for a limited period of time from exploring the sale of NetCreations to other potential buyers. Discussions with DoubleClick eventually ended without completion of a definitive agreement and with the formal termination of the letter of intent in July 1999.

    In the spring of 2000, DoubleClick commenced brokering NetCreations' e-mail address lists on a non-exclusive basis.

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
               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements of DoubleClick Inc. have been prepared to illustrate the estimated effects of the assumed acquisition by DoubleClick of all the shares of NetCreations, Inc. in exchange for 6,368,940 shares of DoubleClick common stock and the issuance by DoubleClick of options to acquire approximately 482,000 DoubleClick common stock in connection with this transaction.

    Pro forma amounts have been derived by applying pro forma adjustments to the historical consolidated financial information of DoubleClick and NetCreations.

    On September 24, 2000 DoubleClick entered into an agreement to acquire @plan.inc for a combination of cash and shares of DoubleClick common stock. DoubleClick does not believe that this anticipated acquisition would have a significant impact on its pro forma financial position and results of operations for the periods reported.

THE ACQUISITION OF NETCREATIONS

    The purchase price of NetCreations has been estimated based on the average market price of DoubleClick common stock, as quoted on the Nasdaq national market, for the day immediately prior to, the day of, and the day immediately after, the announcement of the transaction, plus the fair value of options and warrants, which was estimated using the Black-Scholes option pricing model. The estimated purchase price does not include the effect of direct acquisition costs. The final cost of the acquisition will be a different amount.

    The excess of the estimated purchase price over the recorded amount of net assets has been preliminarily allocated to goodwill and amortized over three years. The ultimate allocation of the purchase price will depend on the results of fair value appraisals. DoubleClick believes that the effect of the ultimate allocation will not differ materially from that assumed in the following unaudited pro forma financial data.

    The unaudited pro forma condensed statements of operations for the year ended December 31, 1999 and the six month period ended June 30, 2000 have been prepared as if the NetCreations acquisition had occurred on January 1, 1999. The unaudited pro forma condensed balance sheet as of June 30, 2000 has been prepared as if the acquisition occurred on June 30, 2000. The pro forma adjustments are described in the accompanying notes.

    Certain assets, liabilities and shareholders' equity balances in the consolidated balance sheets of DoubleClick and NetCreations have been reclassified to conform to the line item presentation in the pro forma balance sheet. Certain costs and other deductions in the consolidated statements of operations of DoubleClick and NetCreations have been reclassified to conform to the line item presentation in the pro forma statement of operations.

    The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had the NetCreations acquisition been consummated on the date indicated and does not purport to indicate balance sheet data or results of operations as of any future date or any future period. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of DoubleClick and NetCreations, and the related notes thereto incorporated by reference into and included elsewhere in this proxy statement/prospectus.

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
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                              AS OF JUNE 30, 2000
                                 (IN THOUSANDS)

                                                                            PRO FORMA        PRO FORMA
                                              DOUBLECLICK   NETCREATIONS   ADJUSTMENTS        COMBINED
                                              -----------   ------------   -----------        --------
ASSETS
Current assets:
  Cash, cash equivalents and short-term
    investments.............................  $  482,883      $38,333       $     --         $  521,216
  Accounts receivable.......................     124,351       10,981             --            135,332
  Prepaid expenses and other................      51,824        7,519             --             59,343
                                              ----------      -------       --------         ----------
    Total current assets....................     659,058       56,833             --            715,891
Investments in marketable securities........     399,099           --             --            399,099
Property and equipment, net.................     126,261        3,274             --            129,535
Intangible assets, net......................     104,835           --        129,045 (1)        233,880
Investments in affiliates...................      74,667           --             --             74,667
Other assets................................       4,345          600             --              4,945
                                              ----------      -------       --------         ----------
    Total assets............................  $1,368,265      $60,707       $129,045         $1,558,017
                                              ----------      -------       --------         ----------
                                              ----------      -------       --------         ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Payables and accrued expenses.............  $  139,365      $11,034       $     --         $  150,399
  Deferred revenue..........................      34,478           --             --             34,478
  Other.....................................          --          106             --                106
                                              ----------      -------       --------         ----------
    Total current liabilities...............     173,843       11,140             --            184,983
Long-term obligations and notes.............       8,196           59             --              8,255
Convertible subordinated notes..............     250,000           --             --            250,000
Stockholders equity:
  Common stock..............................         123          155           (155)(2)            129
                                                                                   6 (1)
  Treasury stock............................     (23,766)          --             --            (23,766)
  Additional paid in capital................   1,114,751       46,078        (46,078)(2)      1,297,305
                                                                             182,554 (1)
  Deferred compensation.....................        (635)      (1,518)         1,518 (2)         (4,642)
                                                                              (4,007)(1)
  Retained earnings (deficit)...............    (150,337)       4,793         (4,793)(2)       (150,337)
  Other comprehensive income................      (3,910)          --             --             (3,910)
                                              ----------      -------       --------         ----------
    Total stockholders' equity..............     936,226       49,508        129,045          1,114,779
                                              ----------      -------       --------         ----------
    Total liabilities and stockholders'
      equity................................  $1,368,265      $60,707       $129,045         $1,558,017
                                              ----------      -------       --------         ----------
                                              ----------      -------       --------         ----------

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                            PRO FORMA      PRO FORMA
                                                              DOUBLECLICK   NETCREATIONS   ADJUSTMENTS     COMBINED
                                                              -----------   ------------   -----------     --------
Revenues....................................................   $238,143       $30,642       $     --       $268,785
Cost of revenues............................................    112,016        17,224             --        129,240
                                                               --------       -------       --------       --------
Gross profit................................................    126,127        13,418             --        139,545
Operating expenses:
 Sales and marketing........................................     95,661         4,186(3)          --         99,847
 General and administrative.................................     42,899         1,404(3)          --         44,303
 Product development........................................     20,851         1,308(3)          --         22,159
 Amortization of intangible assets..........................     18,538            --         21,508 (5)     40,046
 Non cash compensation......................................      9,855           361(3)          --         10,216
                                                               --------       -------       --------       --------
   Total operating expense..................................    187,804         7,259         21,508        216,571
Income (loss) from operations...............................    (61,677)        6,159        (21,508)       (77,026)
Equity in losses of affiliates..............................     (4,759)           --             --         (4,759)
Gain on issuance of affiliate stock.........................      8,949            --             --          8,949
Interest and other, net.....................................     18,613         1,087             --         19,700
                                                               --------       -------       --------       --------
Income (loss) before income taxes...........................    (38,874)        7,246        (21,508)       (53,136)
Provision for income tax....................................      1,632         3,361         (3,361)(4)      1,632
                                                               --------       -------       --------       --------
Net income (loss)...........................................   $(40,506)      $ 3,885       $(18,147)      $(54,768)
                                                               --------       -------       --------       --------
                                                               --------       -------       --------       --------
Weighted-average number of shares used in calculation of
 basic and diluted EPS:.....................................    119,552                                     125,921
Basic and diluted EPS:......................................   $  (0.34)                                   $  (0.43)

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                            PRO FORMA      PRO FORMA
                                                              DOUBLECLICK   NETCREATIONS   ADJUSTMENTS     COMBINED
                                                              -----------   ------------   -----------     --------
Revenues....................................................   $258,294       $20,659       $     --       $278,953
Cost of revenues............................................    107,156        10,465             --        117,621
                                                               --------       -------       --------       --------
Gross profit................................................    151,138        10,194             --        161,332
Operating expenses:
 Sales and marketing........................................    103,578         2,824(3)          --        106,402
 General and administrative.................................     36,306           595(3)          --         36,901
 Product development........................................     28,364           921(3)          --         29,285
 Amortization of intangible assets..........................         --            --         43,015 (5)     43,015
 Non cash compensation......................................         --           552(3)       4,007 (6)      4,559
 Facility relocation and other..............................     41,605            --             --         41,605
                                                               --------       -------       --------       --------
   Total operating expense..................................    209,853         4,892         47,022        261,767
Income (loss) from operations...............................    (58,715)        5,302        (47,022)      (100,435)
Interest and other, net.....................................     11,481           176             --         11,657
                                                               --------       -------       --------       --------
Income (loss) before income taxes...........................    (47,234)        5,478        (47,022)       (88,778)
Provision for income tax....................................      8,587           946           (946)(4)      8,587
                                                               --------       -------       --------       --------
Net income (loss)...........................................   $(55,821)      $ 4,532       $(46,076)      $(97,365)
                                                               --------       -------       --------       --------
                                                               --------       -------       --------       --------
Weighted-average number of shares used in calculation of
 basic and diluted EPS:.....................................    109,756                                     116,125
Basic and diluted EPS:......................................   $  (0.51)                                   $  (0.84)

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
        NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. The total acquisition cost of NetCreations was calculated as follows:

   6,368,940 shares issued at $27.31(i) per share..............  $173,936
   Estimated fair value of options and warrants................     8,624
                                                                 --------
   Total acquisition cost:.....................................  $182,560
                                                                 --------
                                                                 --------

   Purchase price..............................................  $182,560
   Less:
       Deferred compensation -- FIN 44.........................        (7)
       Deferred compensation -- contingent consideration.......    (4,000)
       Book value of net assets acquired.......................   (49,508)
                                                                 --------
   Goodwill:...................................................  $129,045
                                                                 --------
                                                                 --------

---------

(i) The average market price of DoubleClick common stock, as quoted in the Nasdaq National Market, for the day immediately prior to, the day of, and the day immediately after, the announcement of the transaction.

  The adjustment to deferred compensation reflects:

  a) the unearned compensation cost associated with the unvested options of NetCreations assumed by DoubleClick. Pursuant to the guidance of FIN 44, this unearned compensation cost is calculated by taking the aggregate intrinsic value of the assumed awards, multiplied by the ratio of the remaining vesting period to the total vesting period. This cost is then subsequently recognized over the remaining vesting period.

  b) the portion of the acquisition price paid to certain NetCreations employees that is contingent upon their continued employment. This cost is being recognized over the minimum continued employment period of six months.

2. These amounts reflect the elimination on consolidation of DoubleClick's investment in NetCreations against the net equity of NetCreations.

3. The following tables illustrate the reclassifications that were made to certain NetCreations historical operating expenses in order to conform them to the line item presentation used by DoubleClick in its statement of operations.

   For the six months ended June 30, 2000:

                                                   AS REPORTED   RECLASSIFICATION   PRO FORMA
                                                   -----------   ----------------   ---------
Sales and marketing..............................    $2,942          $ 1,244         $4,186
General and administrative.......................     2,878           (1,474)         1,404
Technology, support and development..............       832              476          1,308
Depreciation and amortization....................       607             (607)             0
Non-cash compensation............................         0              361            361
                                                     ------          -------         ------
Total operating expenses.........................    $7,259          $     0         $7,259
                                                     ------          -------         ------
                                                     ------          -------         ------

  For the year ended December 31, 1999:

                                                   AS REPORTED   RECLASSIFICATION   PRO FORMA
                                                   -----------   ----------------   ---------
Sales and marketing..............................    $2,088          $   736         $2,824
General and administrative.......................     1,915           (1,320)           595
Technology, support and development..............       694              227            921
Depreciation and amortization....................       195             (195)             0
Non-cash compensation............................         0              552            552
                                                     ------          -------         ------
Total operating expenses.........................    $4,892          $     0         $4,892
                                                     ------          -------         ------
                                                     ------          -------         ------

4. This adjustment reflects the reversal of NetCreations' historical tax provision due to the fact that NetCreations operated in tax jurisdictions where DoubleClick had taxable losses exceeding

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
   NetCreations' income during such periods. Therefore, had the merger been consummated on January 1, 1999, the combined company would not have incurred these expenses.

5. This represents the amortization of goodwill over a three-year period generated on the acquisition of NetCreations for the period reported.

6. This adjustment reflects the recognition of the compensation cost associated with the assumption by DoubleClick of NetCreations' unvested options, as well as the costs related to the portion of the acquisition price paid to certain NetCreations employees that is contingent upon their continued employment.

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
                    COMPARATIVE PER SHARE MARKET PRICE DATA

MARKET PRICE INFORMATION

DOUBLECLICK MARKET PRICE DATA

    DoubleClick common stock has traded on the Nasdaq National Market under the symbol 'DCLK' since February 20, 1998. The following table sets forth the range of high and low sales prices reported on the Nasdaq National Market for DoubleClick common stock for the periods indicated, adjusted to reflect (1) a two-for-one stock split effected in the form of a dividend which became effective on April 5, 1999 and (2) a two-for-one stock split effected in the form of a dividend which became effective on January 11, 2000.

                                                          HIGH       LOW
                                                          ----       ---
FISCAL 1998
First Quarter (from February 20, 1998)................  $  9.250   $ 6.906
Second Quarter........................................    12.438     7.719
Third Quarter.........................................    19.281     4.547
Fourth Quarter........................................    14.500     3.375

FISCAL 1999
First Quarter.........................................  $ 50.000   $11.000
Second Quarter........................................    88.000    33.750
Third Quarter.........................................    62.625    30.250
Fourth Quarter........................................   127.719    54.875

FISCAL 2000
First Quarter.........................................  $135.250   $74.000
Second Quarter........................................    93.875    32.875
Third Quarter.........................................    45.516    27.562
Fourth Quarter (through [         ])..................    [    ]     [   ]

NETCREATIONS MARKET PRICE DATA

    NetCreations' common stock has traded on the Nasdaq National Market under the symbol 'NTCR' since November 12, 1999. The following table sets forth the range of high and low sales prices reported on the Nasdaq National Market for NetCreations common stock for the periods indicated.

                                                          HIGH       LOW
                                                          ----       ---
FISCAL 1999
Fourth Quarter (from November 12, 1999)................  $69.750   $17.500

FISCAL 2000
First Quarter..........................................  $64.625    29.875
Second Quarter.........................................   60.375    20.141
Third Quarter..........................................   53.250     8.875
Fourth Quarter (through [          ])..................    [   ]     [   ]

RECENT CLOSING PRICES

    As of October 2, 2000, the last trading day before announcement of the proposed merger, the actual closing prices per share of DoubleClick common stock and NetCreations common stock on the Nasdaq National Market were $29.625 and
$11.375, respectively. On [       ] [  ], 2000, the closing prices per share of
DoubleClick common stock and NetCreations common stock on the Nasdaq National
Market were $      and $      , respectively.

    Because the market price of DoubleClick common stock is subject to fluctuation, the market value of the shares of DoubleClick common stock that holders of NetCreations common stock will receive in the merger may increase or decrease prior to and following the merger. WE URGE

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
NETCREATIONS SHAREHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR DOUBLECLICK COMMON STOCK AND NETCREATIONS COMMON STOCK. WE CANNOT GIVE YOU ANY ASSURANCE AS TO THE FUTURE PRICES OR MARKETS FOR DOUBLECLICK COMMON STOCK OR NETCREATIONS COMMON STOCK.

DIVIDEND POLICY

    Neither DoubleClick nor NetCreations has ever paid cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

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
                            BUSINESS OF NETCREATIONS

OVERVIEW

    NetCreations provides Internet-based opt-in e-mail direct marketing services that enable direct marketers to target promotional campaigns to consumers who have given their permission through NetCreations' proprietary double opt-in process to receive e-mail messages in any of over 3,000 topical categories. NetCreations' technology allows real-time, online e-mail address selection and ordering by direct marketers, as well as response-tracking. NetCreations has, as of September 30, 2000, over 15.7 million e-mail addresses in its database, which is currently growing at an average net rate of more than 55,000 e-mail addresses per day.

    Through NetCreations' www.postmasterdirect.com Web site and through third-party Web sites whose e-mail address lists NetCreations manages, NetCreations has collected e-mail addresses in its database from consumers who have elected to receive promotional e-mail messages and have subsequently confirmed their request by replying to a PostMasterDirect.com e-mail. NetCreations refers to these third-party Web sites and the NetCreations' Web site as the NetCreations Network because they provide NetCreations e-mail addresses for the database. NetCreations charges direct marketers a fee each time it sends marketing materials on their behalf to an e-mail address they have selected from its database. NetCreations pays a percentage of that fee to the third-party Web sites in the NetCreations Network each time an e-mail address owned by such third-party Web site is used for a particular e-mail marketing campaign. NetCreations generates substantially all of its revenues from the fees obtained from its direct marketing customers.

    There are currently over 380 third-party Web sites in the NetCreations Network, including sites such as CNET, Uproar, About.com, Network Solutions, internet.com, CBS SportsLine, CDROM Guide and LuckySurf. Each Web site in the NetCreations Network accumulates e-mail addresses by placing a sign-up template on one or more of its Web pages which allows consumers to elect to receive e-mail pertaining to a selection of topical categories. NetCreations believes that the aggregation of topically targeted, double opt-in e-mail addresses collected from third-party Web sites is an important element of the attractiveness of NetCreations' services to direct marketers.

    NetCreations sent approximately 206 million e-mail messages on behalf of more than 2,000 direct marketers and resellers during the six month period ended June 30, 2000. NetCreations' direct marketing customers range from large companies, such as Compaq, Ziff-Davis, IBM, Avenue A and OgilvyOne, to small retailers selling items over the Internet, such as SmarterKids.com, NutriSystem.com, ememories, Inc. and imandi.com. NetCreations also sells use of e-mail addresses in the database to e-mail address list brokers for use by their direct marketing customers. For the years ended December 31, 1997, 1998 and 1999 and the six month periods ended June 30, 1999 and 2000, NetCreations generated net revenues of $1.1 million, $3.4 million, $20.7 million, $5.3 million and $30.6 million, respectively, and during those same periods NetCreations generated net income of $260,000, $606,000, $4,531,000, $1,325,000 and
$3,885,000, respectively.

INDUSTRY BACKGROUND

    The Internet and Online Commerce. The Internet is an increasingly significant global medium for communications, content and commerce. International Data Corporation estimates that the number of Web users worldwide was approximately 142 million at the end of 1998 and will grow to approximately 500 million by the end of 2003. E-mail was originally viewed as a simple personal communications tool, but it is increasingly used as a powerful and cost-effective business tool. Consequently, it has become one of the most popular Internet applications.

    The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into a unique sales and marketing channel, similar to retail stores, mail-order catalogs and television shopping. According to International Data Corporation, the number of Web buyers worldwide is estimated to increase from 30.8 million in 1998 to 182.6 million in 2003, which represents a compounded annual growth rate of 44%. International Data Corporation also estimates that the total value of goods and services purchased worldwide over the Web will

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
increase from $50.4 billion in 1998 to $1 trillion in 2003, a compounded annual growth rate of 92%. The growing use of the Internet has led businesses to develop e-commerce strategies to drive traffic to their Web sites, attract customers and facilitate transactions.

    Advertising. Businesses use two forms of advertising to attract customers: brand advertising and direct marketing. Brand advertisements, including television, radio, magazine displays, and billboards, target a mass audience to generate awareness of a particular company, product or service. The goal of direct marketing, by contrast, is to target specific individuals who appear from behavioral patterns or demographic data to be likely purchasers of products or services. Direct marketing includes direct mail, telemarketing, and direct response advertising in newspapers and magazines and on radio and television. According to the DMA, overall media spending for direct marketing initiatives reached $176.5 billion in 1999, up 7.2% over 1998 expenditures. Furthermore, the DMA projects direct marketing spending to grow to $221.5 billion by 2003.

    Internet Advertising. The rise of the Internet and its fast-growing popularity among consumers and business owners has led both brand advertisers and direct marketers to begin experimenting with advertising and marketing online. According to Forrester Research, Internet advertising expenditures are expected to increase from $3.3 billion in 1999 to $33.1 billion in 2004 worldwide, and from $2.8 billion in 1999 to $22.2 billion in 2004 in the United States. According to the DMA, online direct marketing expenditures in the United States are expected to increase from $1.3 billion in 1999 to $8.6 billion in 2003.

    Currently, the most popular form of Internet advertising is banner advertising. Web sites display advertising banners which users can click through to visit the advertiser's Web site and obtain more information about a company's product or service. However, while banners provide advertisers with the ability to reach broad audiences and establish brand awareness, they have proven to be less than effective as vehicles for direct marketing. Response rates, or click-throughs, from banner advertisements averaged approximately 0.45% as reported by Nielsen/Net Ratings in August 2000.

    E-mail advertising campaigns are cheaper and faster than traditional direct marketing. However, the practice of sending unsolicited commercial e-mail, or 'spam,' is strongly opposed by many Internet users. Spam lists are databases of e-mail addresses gathered without the recipients' knowledge or consent from Internet newsgroups, chat rooms, Web sites, and member directories. While spam lists may be inexpensive to rent, costing less than $1 for 1,000 addresses, the hostile reaction they can generate among Internet users can be very costly to a marketer's reputation. Spamming can also result in attacks on the marketer's corporate mail server by the automated transmission of extremely large volumes of angry e-mail messages. Moreover, a marketer who engages in spamming risks being disconnected from the Internet service provider or having all subsequent e-mail transmission attempts blocked. Over the last few years, spam transmitters have been successfully sued by Internet service providers such as America Online and Earthlink, the federal government and several states have passed legislation barring or restricting the transmission of unsolicited e-mail messages.

    Businesses attempt to utilize the most cost-effective advertising source to maximize their advertising dollar. Drawbacks to traditional direct mail include the high costs involved, the delay in response and the difficulty in tracking responses. Banner advertising is not a cost-effective form of direct marketing because of its relatively low click-through rate. Unsolicited e-mail advertising is generally not desirable because of privacy concerns and potential damage to marketers' reputations.

BUSINESS OF NETCREATIONS

    NetCreations provides Internet-based opt-in e-mail direct marketing services which respect consumers' privacy. NetCreations' opt-in e-mail marketing system enables direct marketers to target promotional campaigns to consumers who choose
(1) whether or not they would like to receive commercial messages, (2) the type or categories of information that they would like to receive and (3) amount of personal data that they are willing to disclose. The users can opt-out, or stop

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
receiving these messages, at any time. Unlike some 'permission-based' e-mail marketing companies that do not always verify the election of their list members to receive e-mail messages, NetCreations has developed a double opt-in confirmation system. NetCreations requires each Internet user to confirm the user's desire to receive messages, typically by responding to a verification e-mail. This way, no Internet user can be signed up for NetCreations' lists by an unauthorized third party.

    NetCreations' opt-in e-mail direct marketing business offers direct marketers three key advantages over postal direct marketing and banner advertising:

     Speed. Opt-in e-mail campaigns can be sent out immediately without waiting days or weeks at a postal lettershop. NetCreations believes that e-mail campaigns also generate results in a shorter period of time than traditional direct mail, producing leads and sales within 24 to 48 hours, compared to six to eight weeks offline;

     Responsiveness. Opt-in e-mail campaigns typically generate higher response rates than postal mail or banner ad campaigns. NetCreations believes that opt-in e-mail campaigns typically generate response rates ranging from 5% to 15%. This greatly exceeds the typical banner advertising response rate of 0.45% and typical postal direct mail response rates, which NetCreations believes to be approximately 2%. NetCreations also believes, based on the response rates reported to NetCreations by its direct marketing, that the double opt-in system contributes to NetCreations' lists generating higher response rates than other e-mail lists in the market. In addition, NetCreations can confirm to Internet service providers that messages sent are not unsolicited spam. As a result, NetCreations' and its direct marketers' e-mail messages are allowed to travel freely through the networks of all of the major Internet service providers;

     Cost. Opt-in e-mail campaigns cost less than postal mail campaigns. Forrester Research estimates that the typical costs for e-mail campaigns range from 15 to 45 cents per e-mail message sent (to rent a list and have an e-mail service bureau send it out). This compares to an average cost of 60 cents per delivery for a postal direct mail campaign, including the list rental, printing, postage and processing fees. While banner ads may cost less than e-mail campaigns, on a CPM (cost per thousand) basis, banner campaigns often end up costing more because of their low response rates.

    The customers of NetCreations include Web sites that collect e-mail addresses and direct marketers, including advertisers and e-mail address list brokers. NetCreations' service allows demographic selection of e-mail addresses based on the personal data provided by Internet users when their sign-up forms were completed. Additionally, NetCreations provides real-time, online list selection and ordering. NetCreations also provides an optional response-tracking program that allows marketers to monitor and improve the effectiveness of their e-mail marketing campaigns.

    NetCreations' e-mail address database offers direct marketers and e-mail address list brokers more than 15.7 million e-mail addresses gathered from a network of more than 380 third-party Web sites, such as CNET, Uproar, About.com, Network Solutions, internet.com, CBS SportsLine, CDROM Guide and LuckySurf. NetCreations provides marketers and e-commerce retailers a selection of targeted e-mail address lists designed to achieve maximum response to their offers. NetCreations currently has e-mail addresses listed in its database in over 3,000 topical categories, from general consumer lists to business-to-business lists.

    NetCreations' services enable Web site owners to compile e-mail address lists and demographic profiles of NetCreations' members. NetCreations then makes these lists available to direct marketers on NetCreations' www.postmasterdirect.com online store, providing incremental revenue opportunities in the form of commissions for Web sites when e-mail addresses owned by those Web sites are used by marketers. In addition, NetCreations' Web site provides marketing, mailing, merging of lists, purging of duplicate e-mail addresses, and subscribe/unsubscribe services to users of NetCreations' e-mail addresses.

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
STRATEGY OF NETCREATIONS

    NetCreations' goal is to become the leader in opt-in direct marketing services on the Internet. Key elements of NetCreations' strategy include the following:

     Maintain and Extend Market Leadership in Opt-In E-mail Direct Marketing. NetCreations intends to maintain and extend its leadership role in e-mail direct marketing by aggressively expanding the NetCreations Network of third-party Web sites with additional Web sites worldwide. NetCreations is exploring ways to encourage third-party Web sites currently participating in the NetCreations Network to refer additional Web sites to join the NetCreations Network. NetCreations may also acquire other Web sites in an effort to aggregate more opt-in e-mail addresses. In connection with its worldwide list expansion, NetCreations intends to develop capabilities for adding e-mail addresses to its database from non-English language consumers. NetCreations also plans on hiring additional business development personnel to assist NetCreations in obtaining more list members.

     Develop New Internet Marketing Products and Services. NetCreations is expanding its direct marketing services to additional applications on the Internet such as incentive programs and sweepstakes promotions, including its DoubleLotto sweepstakes, an online sweepstakes that is a destination Web site and is intended to be syndicated to the NetCreations Network; its Click4Cash incentive program, which is a promotion that incentivizes NetCreations list members to click-through to its advertisers' offers; and its Backpage Offers program, which offers NetCreations' advertisers the opportunity to place banners on a cost-per-click basis. NetCreations also intends to expand the use of its current response-tracking system to create an end-to-end system that measures responses all the way from the message delivery to the sale.

     Expand NetCreations' Sales Channels. In addition to its direct sales efforts, NetCreations markets its services through indirect sales channels such as list brokers, advertising agencies, Web design firms and other resellers. NetCreations intends to develop additional sales channels to penetrate vertical markets such as small business/home office, technology, publishing and manufacturing. In addition, NetCreations continuously works with its existing indirect sales channels to further the growth of sales through these sales channels. NetCreations recently launched an online list brokerage program that enables Web sites that target small business owners and entrepreneurs to private-label NetCreations' e-mail address list rental program and earn commissions by referring customers to NetCreations.

    Leverage NetCreations' Scaleable Technology Platform. NetCreations has developed and relies upon its proprietary software and intends to capitalize on its modular design to easily expand its capabilities to process increasing demand for e-mail messaging by its direct marketing customers. NetCreations' platform also enables the addition of new features and products to satisfy the needs of NetCreations' customers for quality, innovative products and services.

SERVICES OF NETCREATIONS

    NetCreations provides Internet-based opt-in e-mail address list management, e-mail address list brokerage, a response management system and e-mail delivery services through NetCreations' www.postmasterdirect.com Web site.

    E-mail Address List Management. NetCreations currently aggregates and manages opt-in e-mail addresses across a network of more than 380 third-party Web sites. Once a Web site joins NetCreations Network, NetCreations provides a sign-up template for the site to place on one or more of NetCreations' Web pages. Generally, this is a page that receives a large number of visitors, such as a registration page or a page thanking visitors for entering a contest or downloading some software. NetCreations' template allows the participating site to facilitate the gathering of opt-in e-mail addresses in a variety of topical categories, including business, investing, sports, travel, computing, contests, and entertainment. Although the NetCreations' system is capable of processing elections to receive e-mail messages relating to more than 3,000 topical

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
categories, most Web sites post the selection of category choices that they believe will be of greatest interest to their visitors. The sign-up form also includes a demographic profile asking the visitor for an e-mail address, postal address, age, income, gender, occupation, title and other information. However, the only information users are required to submit is an e-mail address.

    In November 1997, NetCreations adopted a double opt-in process to protect Internet users' privacy by preventing anyone from signing them up without authorization. Generally, whenever a visitor to a participating Web site opts in to receive e-mail, the sign-up request is immediately transmitted to the server. NetCreations' server then sends the visitor a confirmation message requiring the person to click on an embedded link in the message and enter a special code on NetCreations' www.postmasterdirect.com Web site. When the visitor confirms the sign-up request and becomes an e-mail list member, the visitor's e-mail address is added to NetCreations' database and is made available to NetCreations' direct marketing customers. However, the Web site from which the e-mail address was derived continues to own its list of e-mail addresses which are included in the database.

    NetCreations typically pays to the applicable Web site owner a commission of 50% of the revenue it has earned, less volume discounts, if applicable, each time NetCreations sends an e-mail message to the e-mail addresses owned by that Web site owner. In the event that an e-mail address appears on more than one e-mail address list selected by NetCreations' customer, the 50% commission is paid only to the Web site owner whose e-mail address list is designated by NetCreations' customer as the preferred list. NetCreations currently does not charge the list owners any additional setup, processing or maintenance fees for NetCreations' service. In a small number of cases, primarily involving Web sites that NetCreations believes are well-known to both consumers and NetCreations' direct marketing customers, NetCreations has agreed to pay advance fees to such Web sites. In those cases, NetCreations generally, but not always, has the right to offset against those payments any payment of the percentage of fees that may become payable to those Web sites. In addition, NetCreations may pay third-party Web sites flat fees for the collection of e-mail addresses for inclusion in NetCreations' database.

    E-mail Address List Brokerage. NetCreations provides marketers and e-commerce retailers with a selection of targeted e-mail address lists designed to achieve the maximum response rates to their offers. Direct marketers can make their own list selections and place their own orders through NetCreations' Web site. On-screen menus and instructions help direct marketers pick lists and choose selection criteria. Alternatively, NetCreations' sales and customer service staff provides assistance with e-mail address list recommendations, order placement, and, occasionally, copywriting of e-mail messages. Orders placed by 5 PM Eastern Time are generally sent out that night. Orders placed through NetCreations' online marketplace by the direct marketers themselves are generally paid by credit card.

    NetCreations' service allows direct marketers to:

     open a customer account;

     search for e-mail address lists by topical category or keyword, such as 'travel' or 'sports;'

     select demographic data characteristics, such as age, income and zip code, to define the e-mail addresses to which they would like to send e-mail messages (but they do not actually access demographic data in NetCreations' database); and

     aggregate the various e-mail address lists the direct marketer wants to use and remove any duplicate addresses.

    TrackBot E-mail Response Management System. Through TrackBot, NetCreations can provide campaign results to its customers, but only on an anonymous, aggregate basis that does not violate an individual's expectation that personal data will not be disclosed without their permission. TrackBot offers direct marketers, if they elect to use this service, a way to track aggregate responses to their mailings through the responder's click-through, allowing direct marketers to gauge the success of their campaigns quickly and to focus their campaigns on the best-performing e-mail address lists. TrackBot provides a simple one-click setup through www.postmasterdirect.com's automated Web ordering system and easy to read charts that display aggregate response rates by

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
list or by offer. Direct marketers who select e-mail address lists from NetCreations' e-mail marketing service simply place their order in their online accounts and TrackBot automatically generates customized hypertext links for insertion into the e-mail messages sent out. The click-throughs produced by the campaign are then tracked and recorded by NetCreations' servers. TrackBot is a free service to companies that use NetCreations' opt-in e-mail address lists.

    E-mail List Delivery. In addition to e-mailing messages for its direct marketing customers' campaigns, NetCreations' e-mail list delivery service provides high-volume e-mail distribution for delivery of e-mail for customers sending messages to e-mail addresses owned by such customers. NetCreations' sophisticated e-mail infrastructure is available to direct marketers, publishers, list managers, online merchants and Web site owners seeking a fast, affordable way to communicate with their own customers by e-mail.

CUSTOMERS OF NETCREATIONS

    E-mail Address List Management Customers. NetCreations manages e-mail address lists for the NetCreations Network, which currently consists of more than 380 third-party Web sites. NetCreations Network sites include a variety of Web sites such as CNET, Uproar, About.com, Network Solutions, internet.com, CBS SportsLine, CDROM Guide and LuckySurf. Net revenues generated from the e-mail address lists of two of the Web sites in the NetCreations Network accounted for approximately 24% and 28% of NetCreations' total net revenues during 1999 and the six months ended June 30, 2000, respectively. Loss of these e-mail address lists could materially adversely affect NetCreations' business, financial condition and results of operations.

    E-mail Address List Brokerage Customers. NetCreations' e-mail direct marketing customers consist of advertisers and e-mail list brokers. During 1999 and the six months ended June 30, 2000, NetCreations sent e-mail messages on behalf of more than 1,800 and 2,000 direct marketing customers, respectively, from large companies such Compaq, Ziff-Davis, IBM, Avenue A and OgilvyOne, to small retailers selling items over the Internet, such as SmarterKids.com, NutriSystem.com, ememories, Inc. and imandi.com. No e-mail direct marketing customer accounted for more than 5% of NetCreations' net revenues during 1999, and only one e-mail direct marketing customer, Internet.com with 8%, accounted for more than 5% of NetCreations' net revenues for the six months ended June 30, 2000.

SALES AND MARKETING

    NetCreations markets its services through its direct sales organization and through indirect distribution channels, including e-mail list brokers, advertising agencies, Web design firms and other resellers. NetCreations sells its services to direct marketers primarily through its direct sales organization. As of September 30, 2000, NetCreations' direct sales organization included 32 employees responsible for account management, business development and customer service and it had one employee engaged in separate marketing activities.

    NetCreations' sales organization is complemented by independent resellers, such as list brokers, advertising agencies and Web design firms. These resellers purchase NetCreations' service at a discount for resale to their own marketing customers and may provide list selection, support and customer service to end users.

RESEARCH AND DEVELOPMENT

    NetCreations' research and development efforts include product architecture, core technology, product testing, quality assurance and expanding the ability of NetCreations' products to operate with the leading e-mail software and Web browser platforms. In addition, NetCreations' research and development group also provides some customer support activities. As of September 30, 2000, NetCreations had 16 employees, including its Chief Technology Officer, Ryan Scott Druckenmiller, who devote a substantial portion of their time to NetCreations' research and development efforts. NetCreations believes that research and development expenses will increase in the future and that NetCreations will need to hire more developers as operations expand.

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
    NetCreations believes that its future performance will depend in large part on its ability to:

     scale its technology platform;

     maintain and enhance its speed, reliability, capacity, and connectivity across multiple platforms; and

     assure its ease-of-use by customers, flexibility and effectiveness in satisfying evolving customer requirements.

TECHNOLOGY

    NetCreations employs a combination of hardware and custom and third-party software to implement NetCreations' opt-in direct marketing services. NetCreations believes that this results in a highly scaleable, secure, reliable, and modular architecture that blends its internal expertise with industry-standard technology to create a proprietary infrastructure.

    NetCreations intends to continue expanding its technology infrastructure to support the growth of the business. This will include, among other things, expanding storage and processing capacity and increasing the redundancy of the NetCreations Network and database storage systems.

    Connectivity. NetCreations currently has redundant T1 Internet connections provided by Globix and Frontier Communications, enabling NetCreations to deliver approximately two million e-mail messages per day. NetCreations believes that the scaleable nature of its system's design will allow it to increase e-mail delivery capacity as needed. NetCreations has co-located its systems, which will initially triple its internet access and provide NetCreations with access to additional Internet bandwidth to meet its growth for the next 12 months. NetCreations continues to add bandwidth, as its business needs require.

    NetCreations' online ordering system provides for secure e-commerce credit card purchases and for e-mail delivery. NetCreations believes that this encourages use of its online marketplace.

    Hardware. Multiple servers and personal computers are dedicated to specific functions within the Network architecture. NetCreations utilizes three ALPHA servers from Digital Equipment Corporation running Digital Unix operating systems. One server utilizes an Oracle database to aggregate, sort, and store the data NetCreations manages from the NetCreations Network of Web sites. The second server is dedicated to the task of calculating counts of e-mail addresses for individual orders. In addition, a third server has been installed which is used to back up system information and increase processing power and redundancy.

    Intel-based servers are dedicated to sending out e-mail messages and allowing tens of thousands of users per day to access the list sign-up forms on NetCreations' third-party Web sites, to opt-in to receive e-mail messages on topics of interest, and to confirm that their elections to receive commercial e-mail messages are valid. NetCreations utilizes a dedicated server to balance the load among NetCreations' e-mail delivery servers and to provide redundancy within the e-mail delivery system. NetCreations currently has a server which is dedicated for system backup. In addition, a separate server is dedicated to monitoring system activity and will notify an administrator if a problem arises. All of these servers run Linux operating systems from Red Hat Software. NetCreations believes that more servers can be added to increase capacity as needed.

    NetCreations employs a combination of hardware and software firewalls to protect its computer systems from unauthorized access.

    Software. NetCreations' research and development team developed proprietary software using MetaHTML, PERL, PHP and SQL. This software enables Internet users to opt-in to receive targeted advertising information from NetCreations' marketing customers through sign-up forms on the NetCreations Network of more than 380 third-party Web sites. In addition, this software enables NetCreations' direct marketing customers and e-mail address list brokers to target Internet users with specific demographics who have opted in to the NetCreations' database. This process allows NetCreations' marketing customers to send specific advertising messages to recipients who have indicated an interest in receiving messages on the topic.

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
    The software of NetCreations is modular. Modularity enhances NetCreations' ability to add, remove, or replace system applications as needed. For example, NetCreations implemented TrackBot, a proprietary software application which allows marketers to track the response rates to their mailings. NetCreations can continue to enhance TrackBot, or any other application, as well as add additional software elements as needed.

    NetCreations has also developed a double opt-in list subscription confirmation system which sends Internet users a confirmation e-mail message after they have signed up for a list and requires them to verify that they would like to begin receiving commercial e-mail messages from NetCreations' marketing clients. NetCreations developed the double opt-in system in November 1997 and has filed a patent application for this technology.

COMPETITION

    The business for NetCreations' e-mail address list management and brokerage services is intensely competitive, evolving and subject to rapid technological change. NetCreations expects the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the services offered. While no competitor, to NetCreations' knowledge, currently has a network of third-party Web sites similar to NetCreations' that generates double opt-in e-mail address lists, NetCreations faces intense competition for companies' Internet-based direct marketing budgets.

    NetCreations faces direct competition from companies in the following categories:

     e-mail direct marketers such as YesMail.com, BulletMail and 24/7 Media;

     incentive-based direct marketers such as MyPoints.com and Netcentives; and

     permission-based outsourced e-mail direct marketers such as Exactis.com and MessageMedia.

    In addition, NetCreations presently indirectly competes with companies in the following categories:

     e-mail address list owners who manage their own e-mail address lists, such as Xoom.com;

     banner advertising managers such as DoubleClick and Flycast Communications; and

     postal direct marketing companies such as Direct Media (Acxiom) and American List Counsel.

    In addition, because there are relatively low barriers to entry in the e-mail direct marketing business, NetCreations expects additional competition from other established and emerging companies as the e-mail direct marketing business continues to develop and expand. NetCreations also expects to face competition in the future from other companies entering the field as e-mail address list owners, managers and brokers.

    Many of NetCreations' competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than NetCreations has. In addition, many of NetCreations' competitors have well-established relationships with NetCreations' current and potential marketing customers, have extensive knowledge of NetCreations' industry and are capable of offering non-e-mail based advertising and marketing products that are beyond the scope of NetCreations' current business operations but might be attractive to customers seeking to purchase services in addition to e-mail direct marketing services. As a result, the competitors of NetCreations may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their services than NetCreations can. In addition, current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their services to address their customers' needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. NetCreations also expects that competition will increase as a result of industry consolidations.

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
    NetCreations may not be able to compete successfully against current and future competitors, because increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm NetCreations' business, financial condition and results of operations.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    While NetCreations provides a direct marketing service, NetCreations is also a technology company. A large part of NetCreations' success depends on protecting its intellectual property, which is one of NetCreations' most important assets. If NetCreations does not adequately protect its intellectual property, NetCreations' business, financial condition and results of operations could be seriously harmed.

    NetCreations has developed and will continue to develop its proprietary software and make it available for its customers' use over the Internet. This way, NetCreations never allows its customers access to its source code. In addition, NetCreations requires employees, contractors and other persons with access to NetCreations proprietary information to execute confidentiality and non-compete agreements with NetCreations. NetCreations seeks to protect its software, documentation and other written materials under trade secret and other intellectual property laws, which afford only limited protection.

    NetCreations has one pending United States patent application, which pertains to its double opt-in process and has received a Notice of Allowance regarding the claims in the application. This application seeks to protect NetCreations' 'double opt-in' system of verifying the requests of Internet users who ask to join NetCreations' targeted e-mail lists. NetCreations has no issued foreign patents, nor does NetCreations have any pending foreign patent applications. It is also possible that any potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. Also, any patent issued to NetCreations may not provide it with any competitive advantages. NetCreations may not develop future proprietary products or technologies that are patentable, and the patents of others may seriously limit NetCreations' ability to do business. In this regard, NetCreations has not performed any comprehensive analysis of patents of others that may limit its ability to do business.

    Despite NetCreations' efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of NetCreations' products or to obtain and use information that NetCreations regards as proprietary. Policing unauthorized use of NetCreations' products is difficult, and, while NetCreations is unable to determine the extent to which piracy of NetCreations' software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect NetCreations' proprietary rights to as great an extent as do the laws of the United States. NetCreations' means of protecting its proprietary rights may not be adequate, and NetCreations' competitors may independently develop similar technology, duplicate NetCreations' products or design around patents issued to it or its other intellectual property.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that, in the future, third parties may claim that NetCreations' current or potential future products infringe upon their intellectual property. NetCreations expects that persons, such as it, that develop software will increasingly be subject to infringement claims as the number of products and competitors in the industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require NetCreations to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to NetCreations or at all, which could seriously harm NetCreations' business, financial condition and results of operations.

    NetCreations integrates third-party software in its software products. NetCreations licenses server software from Digital Equipment Corporation and Universal Access, Inc. The third-party software may not continue to be available to NetCreations on commercially reasonable terms.

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
NetCreations may not be able to renew these agreements or develop alternative technology. If NetCreations cannot maintain licenses to key third-party software, develop similar technology or license similar technology from another source on a timely or commercially feasible basis, NetCreations' business, financial condition and results of operations could be seriously harmed.

GOVERNMENT REGULATION

    Currently, there are relatively few laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted and that existing laws or regulations may be applied differently with respect to the Internet and e-mail direct marketing services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, and characteristics and quality of products and services. Also, the growth and development of the market for e-mail direct marketing may lead to more stringent consumer protection laws and regulations that may impose additional burdens on those companies conducting business online. In addition, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new laws or regulations or new applications of those existing laws or regulations could hinder the growth of the Internet or e-mail direct marketing, which could, in turn, decrease the demand for NetCreations' products and services and increase NetCreations' cost of doing business or otherwise adversely affect its business.

    Legislation has recently been enacted in several states relating to spamming. The federal government and several states, including New York, are considering, or have considered, similar legislation. The provisions of these current and contemplated laws vary, but they generally limit or prohibit both the transmission of unsolicited e-mails and the use of familiar spamming techniques such as the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited e-mails include opt-out instructions and that senders of such e-mails honor any opt-out requests, a requirement that is consistent with NetCreations' permission e-mail policies. NetCreations believes that its opt-in e-mail system will not be affected by such legislation because it does not send unsolicited messages and because its current practices are intended to comply with current and proposed legislation. However, there can be no assurance that such legislation or similar legislation will not also affect permission e-mail marketing in a way that could force NetCreations to change its business practices, particularly in light of the rapidly evolving state of the law in this area. In such event, NetCreations' business could suffer.

EMPLOYEES

    As of September 30, 2000, NetCreations had a total of 58 employees, including 32 employees responsible for account management, business development and customer service, 16 in technology and ten in administration. All of these employees were located at NetCreations' headquarters in New York City. None of NetCreations' employees is represented by a collective bargaining agreement, and NetCreations believes its employee relations to be good.

DESCRIPTION OF NETCREATIONS' PROPERTIES

    NetCreations leases its principal sales, marketing, technology, and administrative facility of approximately 7,400 square feet in New York City at an annual cost of approximately $195,000 with customary escalation clauses. The lease expires on August 31, 2005. NetCreations has no other offices at this time. NetCreations has also taken a lease for additional space of approximately 10,740 square feet at an annual cost of approximately $460,000 in its current location intended to accommodate its expansion. NetCreations believes that with the addition of that space, its facilities will be adequate for its current needs and for at least 18 months thereafter and that suitable additional or alternative space will be available in the future as required on commercially reasonable terms.

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
DESCRIPTION OF NETCREATIONS' LEGAL PROCEEDINGS

    Following the announcement of the proposed merger with DoubleClick, a complaint was filed in New York Supreme Court against NetCreations, its board of directors and DoubleClick. The complaint alleges that the defendants breached their fiduciary duties of due care and loyalty to NetCreations public shareholders in connection with the proposed merger with DoubleClick. The complaint asks the court to: (i) enjoin the consummation of the merger;
(ii) award unspecified damages from the defendants; (iii) invalidate the termination fee provision of the merger agreement and (iv) award plaintiff his costs and disbursements, including reasonable counsel and experts' fees and expenses. NetCreations believes the claims asserted in the complaints are without merit and intends to vigorously contest them.

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
                 SECURITY OWNERSHIP OF NETCREATIONS MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

    For the purposes of calculating percentage ownership of NetCreations as of October 31, 2000 15,534,000 shares were issued and outstanding and, for any individual who beneficially owns shares represented by options exercisable on or before October 31, 2000, these shares are treated as if outstanding for that person, but not for any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o NetCreations, Inc., 379 West Broadway, Suite 202, New York, New York 10012.

    The following table sets forth certain information with respect to the beneficial ownership of NetCreations common stock as of October 31, 2000, as to:

     each person known by NetCreations to own beneficially more than 5% of its outstanding common stock;

     each of NetCreations' directors and executive officers; and

     all of NetCreations' directors and executive officers as a group.

    In addition, as a result of entering into the shareholders' agreement with two NetCreations shareholders, a form of which is attached as Appendix B to this proxy statement/prospectus, DoubleClick may be deemed to be the beneficial owner of 10,097,100 shares of NetCreations common stock. DoubleClick disclaims beneficial ownership of such shares.

    Unless otherwise indicated, NetCreations believes that each beneficial owner set forth in the table below has sole voting and investment power with respect to the number of shares set forth opposite such NetCreations shareholder's name.

                                                               NUMBER OF SHARES
NAME                                                          BENEFICIALLY OWNED    PERCENT OF CLASS
----                                                          ------------------    ----------------
Rosalind B. Resnick.........................................       5,754,500              37.0%
Ryan Scott Druckenmiller....................................       5,230,035              33.7%
Gary Sindler (1)............................................              --               *
Robert A. Mattes (2)........................................              --               *
Scott Wolf (2)..............................................          50,000               *
Tej Anand (2)...............................................          50,000               *
Brian Burlant (2)...........................................          16,666               *
Nicolle Comeforo (2)........................................          14,166               *
Michael Levy (2)............................................          66,668(3)            *
Gregory W. Slayton (2)......................................          66,668(3)            *
Mitchell York (2)...........................................          66,668(3)            *
All directors and executive officers as a group (11
  persons)..................................................      11,117,871              72.8%

---------

*  Less than 1% of the outstanding common stock

(1) Resigned as Chief Financial Officer effective August 15, 2000.

(2) Consists of options to purchase shares of common stock which are exercisable within 60 days following the issuance of this proxy statement/prospectus.

(3) Does not include 33,332 options which will vest immediately upon the closing of the merger.

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
                    SELECTED FINANCIAL DATA OF NETCREATIONS

    This section presents selected historical financial data of NetCreations. The data set forth below should be read in conjunction with NetCreations' financial statements and the related notes and 'Management's Discussion and Analysis of Financial Condition and Results of Operations of NetCreations' included elsewhere in this proxy statement/prospectus.

    NetCreations derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and balance sheet data as of December 31, 1998 and 1999, from the audited financial statements in this proxy statement/prospectus. Those financial statements were audited by Grant Thornton LLP, independent certified public accountants. NetCreations derived the balance sheet data as of December 31, 1996 and 1997, and the statement of operations for the year ended December 31, 1996, from audited financial statements that are not included in this proxy statement/prospectus. NetCreations derived the statement of operations data for the period from NetCreations' inception to December 31, 1995 and the balance sheet data as of December 31, 1995 from unaudited financial statements prepared by NetCreations' management. In the opinion of NetCreations' management, this information has been prepared on the same basis as the audited financial statements included elsewhere in this proxy statement/prospectus. NetCreations derived the statement of operations data for the six months ended June 30, 2000 and 1999 and balance sheet data as of June 30, 2000 from the unaudited financial statements included in this proxy statement/prospectus. NetCreations' management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of the results to be expected in the future. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the entire year.

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

                          PERIOD FROM                                                                 SIX MONTHS ENDED
                          INCEPTION TO                   YEAR ENDED DECEMBER 31,                          JUNE 30,
                          DECEMBER 31,    -----------------------------------------------------   -------------------------
                              1995           1996          1997          1998          1999          1999          2000
                              ----           ----          ----          ----          ----          ----          ----
STATEMENTS OF
 OPERATIONS DATA:
Net revenues...........   $   101,652     $   476,190   $ 1,100,781   $ 3,446,539   $20,658,223   $ 5,272,594   $30,642,483
Cost of revenues.......         8,213          43,090       173,124     1,509,776    10,464,359     2,577,967    17,224,098
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Gross profit...........        93,439         433,100       927,657     1,936,763    10,193,864     2,694,627    13,418,385
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Operating expenses:
   Selling and
    marketing..........        29,482         195,451       289,904       492,004     2,088,100       601,960     2,942,380
   Technology, support
    and development....        28,275         177,923       193,554       373,746       694,311       191,805       831,921
   General and
    administrative.....        12,893          60,734       151,221       365,343     1,914,608       364,889     2,877,718
   Depreciation and
    amortization.......            --             554         9,515        23,414       195,362        45,151       606,906
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Total operating
 expenses..............        70,650         434,662       644,194     1,254,507     4,892,381     1,203,805     7,258,925
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from
 operations............        22,789          (1,562)      283,463       682,256     5,301,483     1,490,822     6,159,460
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Interest income........            --              --            --            --       209,182             0     1,094,004
Interest expense.......            --              --           (86)       (4,165)      (33,157)       (7,615)       (7,418)
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Interest income
 (expense) -- net......            --              --           (86)       (4,165)      176,025        (7,615)    1,086,586
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
 income taxes..........        22,789          (1,562)      283,377       678,091     5,477,508     1,483,207     7,246,046
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Income tax provision...            --           7,434        23,028        72,228       946,000       158,000     3,361,275
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)......   $    22,789     $    (8,996)  $   260,349   $   605,863   $ 4,531,508   $ 1,325,207   $ 3,884,771
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss) per
 share basic and
 diluted...............   $      0.00     $     (0.00)  $      0.02   $      0.05   $      0.37   $      0.11   $      0.25
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Weighted average shares
 used in per share
 computation:
 For basic.............    11,700,000      11,700,000    11,700,000    11,700,000    12,187,315    11,700,000    15,495,000
 For diluted...........    11,700,000      11,700,000    11,700,000    11,700,000    12,351,642    11,700,000    15,825,363
PRO FORMA DATA (1)
Historical income
 (loss) before income
 tax provision.........   $    22,789     $    (1,562)  $   283,377   $   678,091   $ 5,477,508   $ 1,483,207   $ 7,246,046
Pro forma income tax
 provision (benefit)...         3,500          (1,000)      129,000       316,000     2,537,000       677,000     3,361,275
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Pro forma net income
 (loss)................   $    19,289     $      (562)  $   154,377   $   362,091   $ 2,940,508   $   806,207   $ 3,884,771
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Pro forma basic and
 diluted net income
 (loss) per share......   $      0.00     $      (.00)  $      0.01   $      0.03   $      0.24   $      0.07   $      0.25
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
                          -----------     -----------   -----------   -----------   -----------   -----------   -----------
Shares used in per
 share computation:
 For basic.............    11,700,000      11,700,000    11,700,000    11,700,000    12,187,315    11,700,000    15,495,000
 For diluted...........    11,700,000      11,700,000    11,700,000    11,700,000    12,351,642    11,700,000    15,825,363

---------

(1) Prior to November 15, 1999, NetCreations had elected to be taxed as an S corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and certain state income taxes during these periods. On November 15, 1999, NetCreations terminated the S corporation election and became a C corporation which is fully subject to federal, state and local income taxes. The financial statements subsequent to November 15, 1999 reflect all federal, state and local taxes. Pro forma net income has been computed as if NetCreations had been fully subject to federal, state and local income taxes.

                                                                     YEAR ENDED DECEMBER 31,               JUNE 30,
                                                           --------------------------------------------   -----------
                                                             1996       1997       1998        1999          2000
                                                             ----       ----       ----        ----          ----
BALANCE SHEET DATA:
 Cash and cash equivalents...............................  $ 32,981   $ 54,002   $ 96,855   $41,305,824   $38,332,991
 Working capital (deficiency)............................   (16,593)    68,698    339,981    43,047,007    45,693,172
 Total assets............................................    59,372    233,489    943,804    52,391,415    60,707,019
 Long-term debt (less current portion)...................        --         --     30,180       101,225        58,967
 Total stockholders' equity (deficiency).................    (5,459)   121,129    476,992    45,262,021    49,508,356

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS OF NETCREATIONS

    You should read the following discussion in conjunction with NetCreations' financial statements and the notes to those statements appearing elsewhere in this proxy statement/prospectus.

OVERVIEW

    NetCreations provides Internet-based opt-in e-mail direct marketing services that enable direct marketers to target promotional campaigns to consumers who have given their permission to receive e-mail messages regarding selected topical categories. In addition, NetCreations' technology provides direct marketers, as well as list brokers who purchase use of NetCreations' e-mail address lists on behalf of their customers, with real-time, online e-mail address selection and ordering as well as response-tracking.

    As of September 30, 2000, NetCreations had over 15.7 million e-mail addresses in its database. The e-mail addresses in its database were collected from consumers who opted in through NetCreations' Web site or a third-party Web site, and have not subsequently opted out or been removed from its database because an e-mail to that address had been returned as undeliverable. NetCreations currently manages opt-in e-mail address lists for over 380 Web sites. Each Web site in the NetCreations Network accumulates e-mail addresses by placing a sign-up template on one or more of its Web pages which allows consumers to opt-in to receive e-mail messages in a selection of topical categories that the Web site owner believes will be of greatest interest to the Web site's visitors. NetCreations currently has e-mail addresses listed in more than 3,000 topical categories in its database. For the year ended December 31, 1999, NetCreations had net revenues of $20,658,223 and net income of $4,531,508. For the six months ended June 30, 2000 NetCreations had net revenues of $30,642,483 and net income of $3,884,771. During the first six months of the year 2000, NetCreations generated substantially all of its net revenues by providing Internet opt-in e-mail direct marketing services to its advertising customers. NetCreations charges direct marketers for each use of an opt-in e-mail address from its database. In some cases, NetCreations grants volume discounts to its customers.

    Some of NetCreations' customers consist of resellers. These resellers, principally consisting of e-mail list brokers but also including interactive advertising agencies, Web design firms and Web sites that attract small business owners, place orders in the reseller's own name for use of opt-in e-mail addresses in its database by the reseller's e-mail direct marketing customers. NetCreations bills the reseller NetCreations' customary fees for that use of opt-in e-mail addresses, less any applicable volume discounts. In addition, NetCreations grants a brokerage discount to the reseller. Revenue earned for NetCreations' services after volume and broker discounts, is reported in NetCreations' financial statements as net revenues and is recognized when e-mail messages are transmitted to the selected e-mail addresses.

    NetCreations generally pays to the applicable Web site owner a commission, typically amounting to 50% of the revenue NetCreations has earned, less volume discounts, if applicable, each time NetCreations sends an e-mail message to the e-mail addresses owned by that Web site owner. Net revenues generated from the e-mail address lists of two of the Web sites in the NetCreations Network accounted for approximately 24% and 28% of its total net revenues during 1999 and the first six months of 2000, respectively. Loss of these e-mail address lists could materially adversely affect its business, financial condition and results of operations. In the event that an e-mail address appears on more than one e-mail address list selected by NetCreations' customer, the commission is only paid to the Web site owner whose e-mail address list is designated by NetCreations' customer as the preferred list. These commissions, along with amounts incurred in implementing the Web site's sign-up program are reported as cost of revenues in NetCreations' financial statements. NetCreations does not incur these commissions when customers select names from its own e-mail address lists. As of December 31, 1999 and June 30, 2000, NetCreations derived less than 5% of the total e-mail addresses in its database from its own Web site. At the end of September 2000, NetCreations purchased approximately 3.8 million e-mail addresses from Web site owners who were part of the NetCreations Network for approximately

$6,300,000. Through these purchases, NetCreations' ownership of e-mail addresses has increased to approximately 25% of the database as of September 30, 2000. The cost of these e-mail address lists will be amortized over their average expected useful lives, which is estimated to be two years. NetCreations will evaluate the recoverability of the capitalized address lists at each reporting period and if it determines that the life of the e-mail address lists is less than two years, NetCreations will record a charge to operations as of such date to reduce the carrying value of the asset to its net realizable value.

    In a certain number of cases, primarily involving Web sites that NetCreations believes are well-known to both consumers and NetCreations' direct marketing customers, NetCreations has agreed to pay advance fees to such Web sites. In those cases, NetCreations generally, but not always, has the right to offset against those payments any payment of the percentage of fees that may become payable to those Web sites. In addition, NetCreations may pay third-party Web sites flat fees for the collection of e-mail addresses for inclusion in its database. Advance payments could impact NetCreations' cash flow and may prevent NetCreations from making other expenditures that could generate other revenues or growth for it. NetCreations net income could be negatively affected, and in some cases materially adversely affected, if a list management arrangement is not profitable enough for NetCreations to earn amounts sufficient to offset advance payments with regard to that list management agreement, or if a list management arrangement is terminated before NetCreations is able to earn amounts sufficient to offset advance payments with regard to that list management agreement.

    NetCreations has paid certain advances of commissions and exclusivity fees under third-party list management agreements that are accounted for as prepaid commissions. As of December 31 1999 and June 30, 2000, NetCreations has recorded prepaid commissions of $3,000,000 and $7,133,400, respectively. Commission expense is generally recognized when revenue is earned by NetCreations upon the transmission of applicable e-mail messages and applied against the advances and in the case of exclusivity fees. Commission expense is recognized on a straight line basis over the life of the contract. Management will continue to assess the recoverability of prepaid commissions at each reporting period. To the extent that it is probable that some or all of the prepaid commissions have become nonrecoverable, a charge to operations will be made in that period to reduce the balance to the amount estimated to be recoverable. There were no such required charges as of June 30, 2000. As of September 30, 2000, NetCreations determined that the prepaid commissions that were capitalized in connection with its contract with ICQ were not fully recoverable and, therefore, has recorded a $1,000,000 write-down of the advance as of September 30, 2000.

    NetCreations' margins have been reduced in one instance by the failure to recover advance payments. If competitive pressures or strategic or other reasons cause NetCreations to make advance payments that are not recovered or pay commissions of more than 50% of the revenue from sending e-mail messages to e-mail address list owners, NetCreations' margins will be reduced. NetCreations may have reduced profits or may become unprofitable if any increase in the amount of unrecovered advance payments to Web site owners or the rate of commissions paid to Web site owners, and the consequent decrease in NetCreations' margins, is not offset by lower general and administrative costs as a percentage of revenues or increased revenues from other sources.

    During 1999, NetCreations granted stock options to employees under NetCreations' 1999 Stock Option Plan. To the extent that options are granted at an exercise price which is below fair market value on the date of grant a charge will result to NetCreations' operations under Financial Accounting Standards Board Statement No. 123 ('FASB 123'), 'Accounting for Stock-Based Compensation.' During the year ended December 31, 1999, NetCreations granted options to acquire 546,500 shares of its common stock to its employees and directors other than Ms. Resnick and Mr. Druckenmiller. Of these options, 241,000 were granted at an exercise price of $5.00 per share, which was below fair market value on the date of grant, 300,000 were at an exercise price of $10.00 per share, which was below fair market value on the date of grant, and 5,500 were granted at various prices below fair market value on the date of grant. During the year ended

December 31, 1999, NetCreations recorded deferred compensation in connection with these grants of $2,865,465, of which $552,294 was amortized to expense.

    As permitted by FASB 123, NetCreations has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ('APB 25') and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. If the exercise price of the stock option is less than the market price of the underlying stock on the date of grant, NetCreations will record an expense equal to the difference between the market price on the date of grant and the exercise price. Such expense will be recorded in NetCreations' statements of income, ratably over the vesting periods of such stock options.

    As of June 30, 2000, the remaining amount of compensation expense expected to be recognized over the next three years relating to the options with an exercise price below fair market value on the date of grant, is as follows:


YEAR ENDING
DECEMBER 31,
------------
  2000..................................................  $  401,810
  2001..................................................     773,113
  2002..................................................     343,059
                                                          ----------
        Total...........................................  $1,517,982
                                                          ----------
                                                          ----------

    Additionally, in 2000, NetCreations granted options to acquire 1,321,000 options to purchase its common stock at an exercise price equal to the fair market value of the common stock on the date of the grant. There were 565,500 options cancelled during the year resulting in 1,302,000 options outstanding at June 30, 2000. NetCreations amortized $361,564 in equity based compensation expenses during the first six months of 2000. Forfeited options reduce the amount of compensation expense to be recorded in future periods.

RESULTS OF OPERATIONS

    The following table sets forth NetCreations' statement of operations for the periods indicated, expressed as a percentage of total net revenues.

                                                                                       SIX MONTHS
                                                                                         ENDED
                                                     YEAR ENDED DECEMBER 31,            JUNE 30,
                                                   ---------------------------      ----------------
                                                   1997       1998       1999       1999       2000
                                                   ----       ----       ----       ----       ----
Net revenues.................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues.............................       15.7       43.8       50.7       48.9       56.2
Gross profit.................................       84.3       56.2       49.3       51.1       43.8
                                                   -----      -----      -----      -----      -----
Operating expenses
    Selling and marketing....................       26.3       14.3       10.0       11.4        9.6
    Technology, support and development......       17.6       10.8        3.4        3.6        2.7
    General and administrative...............       13.7       10.6        9.3        6.9        9.4
    Depreciation and amortization............        0.9        0.7        0.9        0.9        2.0
                                                   -----      -----      -----      -----      -----
        Total operating expenses.............       58.5       36.4       23.6       22.8       23.7
                                                   -----      -----      -----      -----      -----
Operating income.............................       25.8       19.8       25.7       28.3       20.1
Interest income (expense) -- net.............         --       (0.1)       0.8       (0.2)       3.5
                                                   -----      -----      -----      -----      -----
Income before income tax provision...........       25.8       19.7       26.5       28.1       23.6
Income tax provision.........................        2.1        2.1        4.6        3.0       11.0
                                                   -----      -----      -----      -----      -----
    Net income (loss)........................       23.7%      17.6%      21.9%      25.1%      12.6%
                                                   -----      -----      -----      -----      -----
                                                   -----      -----      -----      -----      -----

SIX MONTHS ENDED JUNE 30, 2000 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1999

    Net Revenues. For the six months ended June 30, 2000, net revenues increased 481% to $30,642,483 from $5,272,594. The increase for the quarter and six month periods resulted from higher demand for e-mail marketing services, which was supported by the continued growth in the number of e-mail messages delivered for NetCreations' customers as well as in the number of customers utilizing NetCreations' opt-in e-mail address database. The number of opt-in e-mail addresses in NetCreations' database grew to over 10.6 million at June 30, 2000, from approximately 3.2 million at June 30, 1999, primarily as a result of the addition of third-party Web sites added to the NetCreations Network, which exceeded 340 at June 30, 2000.

    For the six months ended June 30, 2000, volume and broker discounts were $7,367,599 and $4,094,354, respectively. For the six months ended June 30, 1999, volume and broker discounts were $662,652 and $942,015, respectively. The increase in volume discounts for the six month period is attributable to the significant growth in demand for its e-mail marketing services and the increase in broker discounts is attributable to the growth in utilization of its services by resellers. For the six months ended June 30, 2000, resellers accounted for approximately 58% of NetCreations' net revenues compared to approximately 40% of NetCreations' net revenues for the comparable 1999 period. The proportion of marketing customers obtained through NetCreations' reseller channels has continued to increase. To the extent NetCreations continues to increase the proportion of sales through resellers, NetCreations net revenues and gross profits could decrease.

    Cost of Revenues. Cost of revenues increased 568% to $17,224,098, or 56% of net revenues for the six months ended June 30, 2000 from $2,577,967 or 49% of net revenues, for the comparable 1999 period. The increase in the cost of revenues for the quarter and six month periods is directly attributable to the overall growth in net revenues as well as the amortization of list management fees paid to third-party partner web sites. Such amortization was $590,250, respectively, for six months ended June 30, 2000. There were no such amounts in 1999. The increase in the cost of revenue to net revenue percentage for the six month periods is the result of an increase in the utilization of NetCreations' services by resellers, resulting in higher broker discounts, as well as an increase in the proportion of opt-in e-mail addresses added to NetCreations' database from third-party Web sites.

    Selling and Marketing. Selling and marketing expenses increased 389% to $2,942,380 for the six months ended June 30, 2000, from $601,960 for the six months ended June 30, 1999. Selling and marketing expenses consisted primarily of personnel costs and direct expenditures for advertising, promotional programs and other related activities. This increase was the result of NetCreations' business expansion and is attributable to an increase of 22 sales and marketing employees from June 30, 1999 to June 30, 2000. Additionally, there was an increase in advertising expenditures of $470,604 for the six month period ended June 30, 2000 as compared to the six months ended June 30, 1999 in connection with NetCreations' efforts to broaden recognition of the company and its services.

    Technology, Support and Development. Technology, support and development expenses increased 334% to $831,921 for the six months ended June 30, 2000, from $191,805 for the six months ended June 30, 1999. Technology, support and development expenses consisted primarily of personnel costs and expenditures for software and related supplies. This increase was primarily attributed to the addition of 13 employees from June 30, 1999 to June 30, 2000, in connection with NetCreations' efforts to expand its capabilities and improve the efficiency of its www.postmasterdirect.com Web site.

    General and Administrative. General and administrative expenses increased 689% to $2,877,718 for the six months ended June 30, 2000, from $364,889 for the six months ended June 30, 1999. General and administrative expenses consisted primarily of personnel, facilities, communication costs and professional fees. The increase was primarily attributable to the addition of 8 employees from June 30, 1999 to June 30, 2000 to support growth in business activity and increased overhead. In addition, a portion of the increase for the six month period is attributable to $361,564 of expenses relating to the amortization of the equity-based compensation that were granted in the third quarter of 1999 at less than fair market value.

    Depreciation and Amortization. Depreciation and amortization expenses increased 1,244% to $606,906 for the six months ended June 30, 2000, from $45,151 for the six months ended June 30, 1999. Depreciation and amortization expenses consisted primarily of depreciation of computer equipment. This increase for the six month period is primarily a result of investments in computer equipment during the later part of 1999.

    Net Interest Income (Expense). NetCreations earned net interest income of $1,086,586 for the six months ended June 30, 2000 compared to an expense of $7,615 for the six months ended June 30, 1999. These changes are due to NetCreations' investing the proceeds from its Initial Public Offering in November 1999. Prior to that NetCreations incurred interest expense in conjunction with its capital leases.

    Income Taxes. Income taxes for the six months ended June 30, 2000 reflect all Federal, state and local taxes on an accrual basis. As NetCreations had elected to be taxed as an S corporation for Federal and certain state tax purposes until November 15, 1999, the 1999 provision for income taxes represents state and local taxes only to the extent that they do not recognize the S corporation status, based on the pre-tax operating results for each year. NetCreations was a cash basis taxpayer through December 31, 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    Net Revenues. Net revenues increased 499.4% from $3,446,539 for the year ended December 31, 1998, to $20,658,223 for the year ended December 31, 1999. This increase was the result of increased demand for e-mail marketing services, continued growth in the number of e-mail messages delivered for customers as well as in the number of customers utilizing NetCreations' opt-in e-mail address database. The number of opt-in e-mail addresses in the database grew from approximately 1.9 million at the end of 1998, to over 6 million by the end of December 1999, primarily as a result of the addition of opt-in e-mail addresses to the database from third-party Web sites added to the NetCreations Network. During 1998 and 1999 net revenues generated from the e-mail address lists of two of the Web sites in the NetCreations Network accounted for approximately 15% and 24%, respectively, of total net revenues.

    For the year ended December 31, 1998, volume discounts and broker discounts were $357,733 and $317,549, respectively. For the year ended December 31, 1999, volume discounts and broker discounts were $3,511,686 and $2,755,069, respectively. The increase in volume discounts is attributable to the significant growth in demand for NetCreations' e-mail marketing services and the increase in broker discounts is attributable to the growth in utilization of services by resellers. For the year ended December 31, 1998, resellers accounted for approximately 38% of net revenues compared to approximately 49% of net revenues for the year ended December 31, 1999. The proportion of marketing customers obtained through reseller channels has continued to increase during 1999. To the extent NetCreations continues to increase the proportion of sales through resellers, net revenues and gross profits could decrease.

    Cost of Revenues. Cost of revenues increased 593.1% from $1,509,776, or 43.8% of net revenues, for the year ended December 31, 1998, to $10,464,359, or 50.7% of net revenues, for the year ended December 31, 1999. This increase was the result of an increase in commissions due to a greater proportion of opt-in e-mail addresses being added to the database from third-party Web sites.

    Selling and Marketing. Selling and marketing expenses increased 324.4% from $492,004 for the year ended December 31, 1998, to $2,088,100 for the year ended December 31, 1999. Selling and marketing expenses consisted primarily of personnel costs and direct expenditures for advertising, promotional programs and other related activities. This increase was the result of business expansion and is attributable to the addition of 17 sales and marketing employees during 1999 as well as an increase in advertising expenditures of $624,658 in connection with efforts to enhance recognition of NetCreations and its services.

    Technology, Support and Development. Technology, support and development expenses increased 85.8% from $373,746 for the year ended December 31, 1998, to $694,311 for the year ended December 31, 1999. Technology, support and development expenses consisted primarily of personnel costs and expenditures for software and related supplies. This increase was the result of the addition of nine employees during 1999, in connection with efforts to improve the efficiency of NetCreations' www.postmasterdirect.com Web site and expand its capabilities.

    General and Administrative. General and administrative expenses increased 424.1% from $365,343 for the year ended December 31, 1998, to $1,914,608 for the year ended December 31, 1999. General and administrative expenses consisted primarily of personnel, facilities, communication costs and professional fees. This increase was attributable to the addition of five employees to support growth in business activity, space expansion at NetCreations' current location, increased costs for expenses that support increased business activities, profession fees in connection with various legal matters relating to customer and employment agreements, intellectual property and employee benefit matters, and accounting and auditing fees. In addition, a portion of the increase was attributable to the provision for doubtful accounts of $232,402 in 1999 and $552,294 of expense relating to the amortization of the cost of options granted to employees prior to NetCreations' initial public offering.

    Depreciation and Amortization. Depreciation and amortization expenses increased 734.4% from $23,414 for the year ended December 31, 1998, to $195,362 for the year ended December 31, 1999. Depreciation and amortization expenses consisted primarily of depreciation of computer equipment. This increase was primarily a result of investments in computer equipment during the later part of 1999.

    Income Taxes. As NetCreations had elected to be taxed as an S corporation for federal and certain state tax purposes until November 15, 1999, the provision for income taxes for 1998 and substantially all of 1999 represents state and local taxes to the extent certain jurisdictions do not recognize the S corporation status.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

    Net Revenues. Net revenues increased 213.1% from $1,100,781 for the year ended December 31, 1997, to $3,446,539 for the year ended December 31, 1998. This increase was the result of continued growth in the number of e-mail messages delivered for customers as well as in the number of customers utilizing opt-in e-mail address database. The number of opt-in e-mail addresses in the database grew from approximately 675,000 at the end of 1997, to approximately
1.9 million by the end of 1998, primarily as a result of the addition of opt-in e-mail addresses to the database from third-party Web sites added to the NetCreations Network. During 1998, net revenues generated from the e-mail address lists of two of the Web sites in the NetCreations Network accounted for approximately 15% of NetCreations' net revenues.

    For the year ended December 31, 1997, volume discounts were $16,181 and there were no broker discounts. For the year ended December 31, 1998, volume and broker discounts were $357,733 and $317,549, respectively. The increase in volume discounts is attributable to the growth in demand for e-mail marketing services. The increase in broker discounts is attributable to NetCreations' use of resellers as an additional sales channel in 1998. During 1998, resellers accounted for approximately 38% of net revenues.

    Cost of Revenues. Cost of revenues increased 772.1% from $173,124, or 15.7% of net revenues, for the year ended December 31, 1997, to $1,509,776, or 43.8% of net revenues, for the year ended December 31, 1998. This increase was the result of an increase in commissions due to a greater proportion of opt-in e-mail addresses being added to NetCreations' database from third-party Web sites.

    Selling and Marketing. Selling and marketing expenses increased 69.7% from $289,904 for the year ended December 31, 1997, to $492,004 for the year ended December 31, 1998. Of this increase, $145,000 was attributable to rising personnel costs, including the addition of four employees. Additionally, advertising expenditures increased by approximately $54,000 to heighten market awareness of NetCreations and the e-mail marketing services it provides.

    Technology, Support and Development. Technology, support and development expenses increased 93.1% from $193,554 for the year ended December 31, 1997, to $373,746 for the year ended December 31, 1998. This increase was attributable to a combination of hiring additional employees and utilizing consultants to enhance the business support system and improving the infrastructure and capabilities of NetCreations'www.postmasterdirect.com Web site.

    General and Administrative. General and administrative expenses increased 141.6% from $151,221 for the year ended December 31, 1997, to $365,343 for the year ended December 31, 1998. This was generally attributable to growth in business activities and the establishment of an office facility, replacing the former home-based office.

    Depreciation and Amortization. Depreciation and amortization expenses increased 146.1% from $9,515 for the year ended December 31, 1997, to $23,414 for the year ended December 31, 1998. This increase was primarily a result of investments in computer equipment.

    Income Taxes. As NetCreations had elected to be taxed as an S corporation for federal and certain state tax purposes, the provision for income taxes for 1997 and 1998 represents state and local taxes only to the extent that they do not recognize the S corporation status, based on the pre-tax operating results for each year.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited quarterly information for each quarter of fiscal year 1998 and 1999 and for the first two quarters of calendar year 2000. This quarterly information has been prepared on a basis consistent with the audited financial statements and, NetCreations believes, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information shown. NetCreations' quarterly operating results may fluctuate significantly as a result of a variety of factors and operating results for any quarter are not necessarily indicative of results for a full fiscal year.

                                                                   THREE MONTHS ENDED
                                                 -------------------------------------------------------
                                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                    1998        1998           1998            1998
                                                    ----        ----           ----            ----
Net revenues...................................   $476,545    $709,653       $876,135       $1,384,206
Cost of revenues...............................    139,913     282,580        390,054          697,229
                                                  --------    --------       --------       ----------
Gross profit...................................    336,632     427,073        486,081          686,977
Operating Expenses
    Selling and marketing......................     82,870     119,422        129,872          159,840
    Technology, support and Development........     55,169      82,762         94,498          141,317
    General and administrative.................     71,050      80,950        114,286           99,057
    Depreciation and amortization..............      4,130       5,352          7,193            6,739
                                                  --------    --------       --------       ----------
        Total operating expenses...............    213,219     288,486        345,849          406,953
                                                  --------    --------       --------       ----------
Income from operations.........................    123,413     138,587        140,232          280,024
Interest (expense) income -- net...............       (450)     (1,411)          (441)          (1,863)
                                                  --------    --------       --------       ----------
Income before income tax provision.............    122,963     137,176        139,791          278,161
Income tax provision...........................     13,100      14,600         14,900           29,628
                                                  --------    --------       --------       ----------
Net income.....................................   $109,863    $122,576       $124,891       $  248,533
                                                  --------    --------       --------       ----------
                                                  --------    --------       --------       ----------

                                                                 THREE MONTHS ENDED
                                              --------------------------------------------------------
                                              MARCH 31,     JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                 1999         1999           1999            1999
                                                 ----         ----           ----            ----
Net revenues................................  $1,694,505   $3,578,089     $4,930,020      $10,455,609
Cost of revenues............................     827,152    1,750,815      2,383,700        5,502,692
                                              ----------   ----------     ----------      -----------
Gross profit................................     867,353    1,827,274      2,546,320        4,952,917
                                              ----------   ----------     ----------      -----------
Operating Expenses
    Selling and marketing...................     294,328      307,632        516,923          969,217
    Technology, support and Development.....      85,981      105,824        147,710          354,796
    General and administrative..............     135,886      229,003        424,259        1,125,460
    Depreciation and amortization...........      17,354       27,797         34,605          115,606
                                              ----------   ----------     ----------      -----------
        Total operating expenses............     533,549      670,256      1,123,497        2,565,079
                                              ----------   ----------     ----------      -----------
Income from operations......................     333,804    1,157,018      1,422,823        2,387,838
Interest (expense) income -- net............      (2,980)      (4,635)        (6,106)         189,746
                                              ----------   ----------     ----------      -----------
Income before income tax provision..........     330,824    1,152,383      1,416,717        2,577,584
Income tax provision........................      36,300      121,700        144,355          643,645
                                              ----------   ----------     ----------      -----------
Net income..................................  $  294,524   $1,030,683     $1,272,362      $ 1,933,939
                                              ----------   ----------     ----------      -----------
                                              ----------   ----------     ----------      -----------

                                                                THREE MONTHS ENDED
                                                             -------------------------
                                                              MARCH 31,     JUNE 30,
                                                                2000          2000
                                                                ----          ----
Net revenues...............................................  $14,408,306   $16,234,177
Cost of revenues...........................................    7,872,280     9,351,818
                                                             -----------   -----------
Gross profit...............................................    6,536,026     6,882,359
                                                             -----------   -----------
Operating Expenses
    Selling and marketing..................................    1,379,899     1,562,481
    Technology, support and Development....................      429,957       401,964
    General and administrative.............................    1,217,746     1,659,971
    Depreciation and amortization..........................      270,160       336,746
                                                             -----------   -----------
        Total operating expenses...........................    3,297,762     3,961,162
                                                             -----------   -----------
Income from operations.....................................    3,238,264     2,921,197
Interest (expense) income -- net...........................      563,610       522,976
                                                             -----------   -----------
Income before income tax provision.........................    3,801,874     3,444,173
Income tax provision.......................................    1,765,500     1,595,775
                                                             -----------   -----------
Net income.................................................  $ 2,036,374   $ 1,848,398
                                                             -----------   -----------
                                                             -----------   -----------

    NetCreations' operating results for these fiscal quarters expressed as a percentage of sales were as follows:

                                                                   THREE MONTHS ENDED
                                                 ------------------------------------------------------
                                                 MARCH 31,   JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                   1998        1998           1998            1998
                                                   ----        ----           ----            ----
Net revenues...................................    100.0 %     100.0 %       100.0 %          100.0 %
Cost of revenues...............................     29.4        39.8          44.5             50.4
                                                   -----       -----         -----            -----
Gross profit...................................     70.6        60.2          55.5             49.6
                                                   -----       -----         -----            -----
    Selling and marketing......................     17.3        16.8          14.8             11.5
    Technology, support and development........     11.6        11.7          10.8             10.2
    General and administrative.................     14.9        11.4          13.0              7.2
    Depreciation and amortization..............      0.9         0.8           0.8              0.5
                                                   -----       -----         -----            -----
        Total operating expenses...............     44.7        40.7          39.4             29.4
                                                   -----       -----         -----            -----
Income from operations.........................     25.9        19.5          16.1             20.2
Interest (expense) income -- net...............     (0.1)       (0.2)         (0.1)            (0.1)
                                                   -----       -----         -----            -----
Income before income tax provision.............     25.8        19.3          16.0             20.1
Income tax provision...........................      2.7         2.0           1.7              2.1
                                                   -----       -----         -----            -----
Net income.....................................     23.1 %      17.3 %        14.3 %           18.0 %
                                                   -----       -----         -----            -----
                                                   -----       -----         -----            -----

                                                                   THREE MONTHS ENDED
                                                 ------------------------------------------------------
                                                 MARCH 31,   JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                   1999        1999           1999            1999
                                                   ----        ----           ----            ----
Net revenues...................................    100.0 %     100.0 %       100.0 %          100.0 %
Cost of revenues...............................     48.8        48.9          48.4             52.6
                                                   -----       -----         -----            -----
Gross profit...................................     51.2        51.1          51.6             47.4
                                                   -----       -----         -----            -----
    Selling and marketing......................     17.4         8.6          10.5              9.3
    Technology, support and development........      5.1         3.0           3.0              3.4
    General and administrative.................      8.0         6.4           8.6             10.7
    Depreciation and amortization..............      1.0         0.8           0.7              1.1
                                                   -----       -----         -----            -----
        Total operating expenses...............     31.5        18.8          22.8             24.5
Income from operations.........................     19.7        32.3          28.8             22.9
Interest (expense) income -- net...............     (0.2)       (0.1)         (0.1)             1.8
                                                   -----       -----         -----            -----
Income before income tax provision.............     19.5        32.2          28.7             24.7
Income tax provision...........................      2.1         3.4           2.9              6.2
                                                   -----       -----         -----            -----
Net income.....................................     17.4 %      28.8 %        25.8 %           18.5 %
                                                   -----       -----         -----            -----
                                                   -----       -----         -----            -----

                                                               THREE MONTHS ENDED
                                                              --------------------
                                                              MARCH 31,   JUNE 30
                                                                2000        2000
                                                                ----        ----
Net revenues................................................    100.0 %    100.0 %
Cost of revenues............................................     54.6       57.6
                                                                -----      -----
Gross profit................................................     45.4       42.4
                                                                -----      -----
    Selling and marketing...................................      9.5        9.6
    Technology, support and development.....................      3.0        2.5
    General and administrative..............................      8.5       10.2
    Depreciation and amortization...........................      1.9        2.1
                                                                -----      -----
        Total operating expenses............................     22.9       24.4
Income from operations......................................     22.5       18.0
Interest (expense) income -- net............................      3.9        3.2
                                                                -----      -----
Income before income tax provision..........................     26.4       21.2
Income tax provision........................................     12.3        9.8
                                                                -----      -----
Net income..................................................     14.1 %     11.4 %
                                                                -----      -----
                                                                -----      -----

LIQUIDITY AND CAPITAL RESOURCES

    Cash and cash equivalents was approximately $30,000,000 at September 30, 2000.

    Net cash used in operating activities was $1,311,634 for the six months ended June 30, 2000 compared with net cash provided by operations of $1,439,673 for the six months ended June 30, 1999. The decrease in cash provided by operating activities for 2000 is primarily attributable to payments made to third-party partner web sites. The 1999 cash flow from operations is primarily attributed to net income from operations.

    Net cash used in investing activities was $1,612,431 for the six months ended June 30, 2000 compared with $76,918 for the six months ended June 30, 1999. Cash used in investing activities was used for capital expenditures consisting primarily of computer hardware and software for the operation and support of its business activities.

    Net cash used in financing activities was $48,758 for the six months ended June 30, 2000 compared with $938,554 for the six months ended June 30, 1999. During 2000, the cash used in financing activities related to payments on capital lease obligations, while the 1999 uses were primarily for distributions to the shareholders relating to its election to be taxed as an S corporation.

    Cash and cash equivalents was $38,332,991 at June 30, 2000 compared with $41,305,814 at December 31, 1999. NetCreations believes that its cash and cash equivalents on hand will be sufficient to satisfy its working capital and the anticipated capital expenditure requirements for at least the next 12 months.

SEASONALITY

    The traditional postal direct marketing industry tends to have higher revenues in the fourth quarter of the year, when direct marketers send out holiday promotions, and somewhat lower revenues during the summer, when direct marketing activity is reduced overall. To date, because of the rapid growth of the e-mail direct marketing industry, NetCreations' revenues have grown sequentially from quarter to quarter. Therefore, NetCreations' revenues have not followed the seasonal patterns of the traditional postal direct marketing industry. While NetCreations anticipates that as its business matures, its revenues will track more closely to the seasonal patterns experienced in the traditional postal direct marketing industry, NetCreations cannot assure you that its revenues will reflect such seasonality.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ('SFAS No. 133'), 'Accounting for Derivative Instruments and Hedging Activities,' which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for NetCreations in 2001. NetCreations does not believe that the adoption of this statement will have a material impact on its financial position or results of operations.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

    NetCreations is a New York corporation subject to the provisions of the New York Business Corporation Law, or the NYBCL. DoubleClick is a Delaware corporation subject to the provisions of the Delaware General Corporation Law, or the DGCL. Shareholders of NetCreations, upon consummation of the merger, will become stockholders of DoubleClick, whose rights will then be governed by DoubleClick's amended and restated certificate of incorporation, as amended, and amended and restated bylaws, and by the DGCL. The following is a summary of the material differences in the rights of the shareholders of NetCreations and the rights of the stockholders of DoubleClick and is qualified in its entirety by reference to the applicable governing law and certificate of incorporation and bylaws of DoubleClick and the applicable governing law and certificate of incorporation and by-laws of NetCreations.

REQUIRED VOTE FOR AUTHORIZATION OF SPECIAL ACTIONS

    Under the NYBCL, a merger, consolidation, dissolution or disposition of substantially all of the assets of a corporation requires the approval of the corporation's board of directors and the adoption by 66 2/3% of all outstanding shares entitled to vote, unless the corporation was incorporated after February 22, 1998, or the corporation's certificate of incorporation expressly adopts a lower requirement, in which case a majority of the votes of the shares entitled to vote is required. NetCreations was incorporated on January 17, 1996, and its certificate of incorporation does not provide for a lower standard; therefore, the approval of 66 2/3% of all outstanding shares is required to adopt the merger agreement.

    Under the NYBCL, unless a higher vote is required in a corporation's certificate of incorporation, an amendment to a corporation's certificate of incorporation must be approved by the board of directors and then by the holders of a majority of all outstanding shares entitled to vote on the proposed amendment. NetCreations' certificate of incorporation provides that at least
66 2/3% of the shares of capital stock of the corporation issued and outstanding and entitled to vote are required to amend or repeal certain provisions of the certificate. Such a vote is required for alterations relating to:

     director's limitation of liability;

     indemnification;

     a shareholder's right to nominate and introduce new business;

     the prohibition of shareholder action by written consent; and

     who may call a special meeting and how this meeting may be called.

    Under the NYBCL, except as otherwise provided in its certificate of incorporation or a by-law adopted by the shareholders, a corporation's by-laws may be adopted, amended or repealed by a majority of votes cast by the shares then entitled to vote in the election of directors. By-laws may also be adopted, amended or repealed by the board of directors when so provided in the corporation's certificate of incorporation or pursuant to a by-law adopted by the shareholders, but any by-law adopted by the board of directors may be amended or repealed by the shareholders. NetCreations' by-laws provide that the board of directors may amend, repeal, or adopt new by-laws at any regular or special meeting of the board. These by-laws may be amended or repealed by a majority vote of shareholders.

    The DGCL generally provides that the recommendation of a corporation's board of directors and an approval of the majority of the outstanding shares of a corporation's common stock entitled to vote is generally required to effect a merger or consolidation, to amend a certificate of incorporation in most instances and to sell, lease or exchange all or substantially all of the corporation's assets. An authorization by the DoubleClick board, followed by the affirmative vote of a majority of the outstanding shares of DoubleClick stock, is required for an amendment to DoubleClick's certificate of incorporation. DoubleClick's bylaws may be amended or repealed by a majority of the votes cast by stockholders entitled to vote or by a majority vote of the directors.

NUMBER OF DIRECTORS; REMOVAL OF DIRECTORS

    The number of directors of NetCreations is determined by NetCreations' by-laws and is presently five persons. The by-laws provide for an initial board of two persons, but this number may be increased by an affirmative vote of a majority of the entire board of directors or by action of the shareholders of the corporation. Each director is elected annually at the annual meeting of the shareholders. Each director holds office until the next annual meeting of the shareholders and until his or her successor shall have been elected and qualified. A director may be removed, either with or without cause, at any time, by the shareholders at a special meeting. Any director may be removed for cause by the board of directors at a special meeting.

    The number of directors of DoubleClick is determined by DoubleClick's bylaws and is presently eight persons. The board of directors of DoubleClick is divided into three classes, each as nearly equal in number as possible, with one class being elected annually to a three year term. A director may only be removed for cause and only by the holders of more than two-thirds of the shares entitled to vote at an election of directors.

LIMITATION OF LIABILITY; INDEMNIFICATION

    NetCreations' certificate of incorporation provides that a person who is or was a director will not be liable to NetCreations or its shareholders for damages for any breach of duty as a director, except to the extent liability may not be eliminated or limited by applicable law.

    The NYBCL prohibits NetCreations from eliminating or limiting the personal liability of a director for damages for any breach of duty under the following circumstances:

     if a judgment or other final adjudication adverse to the director establishes any of the following:

         his or her acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law;

         he or she personally gained a financial profit or other advantage to which he or she was not legally entitled; or

         his or her acts involved the declaration of an unlawful dividend or other distribution, the unlawful purchase or redemption of NetCreations' own shares, the unlawful distribution of assets to stockholders after dissolution, or the making of an unlawful loan to directors; or

     for any act or omission of the director before the adoption of the provision in NetCreations' certificate of incorporation that limits the liability of NetCreations' directors for breach of fiduciary duty.

    The NetCreations certificate of incorporation provides that NetCreations will indemnify its directors, officers, employees or agents for any liability incurred in their official capacity to the maximum extent permissible under the NYBCL. Under the NYBCL, a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding (other than an action by or in the right of the corporation) because he or she is or was or has agreed to become a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm. In order to be indemnified, the director, officer, employee or agent:

     must have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation; and

     with respect to a criminal proceeding, must not have reasonable cause to believe that his or her conduct was unlawful.

    In the case of shareholder derivative suits under the NYBCL, NetCreations will provide full indemnification if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect to any claim as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the appropriate court shall determine that, despite the adjudication of such liability, such person is fairly entitled to indemnity for such expenses which are deemed proper.

    NetCreations' certificate of incorporation provides that if a party has been successful on the merits or otherwise, in defense of any action, he or she shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. An indemnitee can be considered successful in actions that are disposed of, provided the disposition was not adverse to the indemnitee, there was not an adjudication that the indemnitee was liable to the corporation, the indemnitee did not plead guilty or nolo contendere, there was not an adjudication that the indemnitee did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to criminal proceedings, an adjudication was not rendered that the indemnitee had reasonable cause to believe his or her conduct was unlawful.

    As a condition precedent to an individual's right to be indemnified, the indemnitee must notify the corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving him for which indemnity will or could be sought. The corporation will be entitled to participate at its own expense and/or to assume the defense, with legal counsel reasonably acceptable to the indemnitee. If the corporation chooses not to assume the defense, any expense incurred by an indemnitee in defending a civil or criminal action shall be paid by the corporation in advance of the final disposition, provided that the payment of such expenses incurred by an indemnitee shall be made only upon receipt of an undertaking by or on behalf of the indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the indemnitee is not entitled to be indemnified by the corporation. Such undertaking shall be accepted without reference to the financial ability of the indemnitee to make such repayment. The indemnitee shall submit to the corporation a written request, including in such request such documentation and information as is reasonably available to the indemnitee and is reasonably necessary to determine whether and to what extent the indemnitee is entitled to indemnification or advancement of expenses.

    The indemnification and expense advancement provisions under the NYBCL and NetCreations' certificate of incorporation described above are not exclusive of other rights of indemnification and advancement that an indemnitee may be entitled under any law, agreement or vote of shareholders or disinterested directors or otherwise.

    As permitted by the DCGL, DoubleClick's certificate of incorporation contains a provision that eliminates the personal liability of directors to DoubleClick or to its stockholders for damages for breaches of fiduciary duty, except where the director's acts or omissions:

     were in breach of the director's duty of loyalty to DoubleClick or its stockholders;

     were not in good faith or involved intentional misconduct or a knowing violation of the law;

     resulted in a violation of a statute prohibiting certain dividend payments or stock purchases or redemptions; or

     involved transactions from which the director derived an improper personal benefit.

    DoubleClick's certificate of incorporation and bylaws provide that it will indemnify its directors, officers, employees or agents for any liability incurred in their official capacity to the maximum extent permissible under the DGCL. Under the DGCL, a corporation may indemnify any person made or threatened to be made a party to any action or proceeding (other than shareholder derivative suits) because he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation or firm. In order to be indemnified, the director, officer, employee or agent:

     must act in good faith and in a manner he or she reasonably believed to be in, and not opposed to, the best interest of the corporation, and in respect to a criminal proceeding, must have no reasonable cause to believe that his or her conduct was unlawful.

    In the case of stockholder derivative suits under the DGCL, the corporation may also provide indemnification if the director, officer, employee or agent acted in good faith and in a manner the director reasonably believed to be in, and not opposed to, the best interest of the corporation. Unless a court finds that an individual is fairly and reasonably entitled to indemnification, the corporation cannot indemnify an individual in stockholder derivative suits where there is any claim, issue or matter in which the individual has been found liable to the corporation.

    Under the DGCL, a corporation must indemnify a director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because of his or her position as a director or officer for expenses actually or reasonably incurred by the person. Expenses incurred by an officer or director in defending any civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

    The indemnification and expense advancement provisions under the DGCL described above are not exclusive of other rights of indemnification and advancement that a director or officer may be granted by a corporation in its bylaws or by a vote of stockholders or disinterested directors or by a separate agreement.

ANNUAL MEETINGS OF STOCKHOLDERS; SPECIAL MEETINGS OF STOCKHOLDERS

    The annual meeting of NetCreations shareholders must be held on a date and at a place fixed by NetCreations' board of directors or its President. A special meeting of the shareholders may be called by only the Chairman of the Board of Directors, the president, a majority of the board of directors or the holders of at least fifty percent of the shares of capital stock of the corporation issued and outstanding and entitled to vote. Business transacted at any special meeting is limited to matters relating to the purpose stated in the notice of meeting.

    The annual meeting of DoubleClick stockholders must be held on a date and at a place fixed by the DoubleClick board of directors. A special meeting of the stockholders may be called at any time by DoubleClick's president and must be called by its president or secretary at the request of two-thirds of the board of directors. DoubleClick stockholders do not have the right to call a special meeting of the stockholders.

STOCKHOLDER INSPECTION RIGHTS AND STOCKHOLDER LISTS

    Under the NYBCL, any NetCreations shareholder is entitled upon at least five days written demand to examine in person or by agent the corporation's minutes of the proceedings of its shareholders and record of shareholders and to make extracts therefrom for any purpose reasonably related to such person's interest as a shareholder. An inspection may be denied if the shareholder refuses to furnish to the corporation an affidavit stating that such inspection is desired for a purpose that is in the interest of the corporation and that the shareholder has not within five years sold or offered for sale any list of shareholders of any corporation.

    Under the DGCL, any DoubleClick stockholder is entitled to inspect and copy books and records, including the corporation's stock ledger, and a list of the stockholders. These inspection and copying rights are permitted as long as the inspection is for a proper purpose and must be accomplished during the usual hours of business.

STOCKHOLDER ACTION WITHOUT A MEETING

    Under NetCreations' certificate of incorporation, the shareholders may not take any action by written consent in lieu of a meeting. Action required or permitted by the NYBCL to be taken at a shareholders meeting may not be taken without a meeting.

    Similarly, DoubleClick's certificate of incorporation provides that its stockholders may act only at duly called annual or special meetings of stockholders, not by written consent.

STOCKHOLDER PROPOSALS

    A NetCreations shareholder wishing to bring business before the annual shareholders meeting must provide timely notice to NetCreations' secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than sixty (60) days, nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given, notice must be provided within ten days from the date notice is mailed. A shareholder's notice to the secretary shall set forth each matter the shareholder proposes to bring before the annual meeting.

    The NetCreations' shareholder's written notice must include:

     the name and record address of the shareholder;

     the number and class of shares of stock owned beneficially or of record by the shareholder;

     a brief discussion of the business to be discussed as well as the reasons why it should be discussed at the annual meeting; and

     disclosure of any financial interest that the shareholder has in the subject matter of the proposal.

    A DoubleClick stockholder wishing to bring business before the annual stockholders' meeting must provide timely notice to DoubleClick's secretary at its principal executive offices. To be timely the notice must be received between one-hundred and twenty (120) days and one-hundred and fifty (150) days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. If, however, the date of the stockholder's meeting is more than thirty (30) days before or more than sixty (60) days after such an anniversary date, or if no proxy statement was delivered to the stockholders for the previous year's annual meeting, notice must be given between ninety (90) and sixty (60) days of the annual meeting or no later than ten (10) days following the day on which DoubleClick first made a public announcement of the meeting date.

    The stockholder's written notice must include:

     the name and record address of the stockholder;

     the number of shares owned beneficially or of record by the stockholder;
     and

     a brief description of the business to be discussed and the reasons why it should be discussed at the annual meeting.

                                    EXPERTS

    The audited financial statements of DoubleClick, incorporated by reference in this proxy statement/prospectus, except as they relate to NetGravity, Inc. as of December 31, 1998, and for the years ended December 31, 1998 and 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to NetGravity, Inc. as of December 31, 1998, and for the years ended December 31, 1998 and 1997, have been audited by KPMG LLP, independent accountants. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

    The balance sheets of NetCreations as of December 31, 1999 and 1998 and the statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999, included in this proxy statement/prospectus, have been included herein in reliance on the report of Grant Thornton LLP, New York, New York, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of DoubleClick common stock offered by this proxy statement/prospectus will be passed upon for DoubleClick by Brobeck, Phleger & Harrison LLP, New York, New York. Attorneys of Brobeck, Phleger & Harrison LLP own an aggregate of 5,122 shares of DoubleClick common stock. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for NetCreations by Piper Marbury Rudnick & Wolfe LLP, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

    DoubleClick and NetCreations file reports, proxy statements and other information with the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the Securities and Exchange Commission:

Public Reference Room          New York Regional Office       Chicago Regional Office
450 Fifth Street, N.W.         7 World Trade Center           Citicorp Center
Room 1024                      Suite 1300                     500 West Madison Street
Washington, D.C. 20549         New York, NY 10048             Suite 1400
                                                              Chicago, IL 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including DoubleClick and NetCreations, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about DoubleClick and NetCreations at the offices of the National Association of Securities Dealers, 1735 K Street, N.W. Washington, D.C. 20006.

    DoubleClick has filed a registration statement with the Securities and Exchange Commission to register the DoubleClick common stock to be issued to NetCreations shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a proxy statement of NetCreations for use at its special shareholders meeting.

    DoubleClick has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to DoubleClick, and NetCreations has supplied all information contained in this proxy statement/prospectus relating to NetCreations. Neither DoubleClick nor NetCreations shall have any responsibility relating to the accuracy or completeness of information relating to the other or information relating to @plan.inc.

    Stockholders can obtain any of the documents incorporated by reference through DoubleClick or the Securities and Exchange Commission. Documents incorporated by reference are available from DoubleClick without charge, excluding all exhibits. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them orally or in writing to the following addresses or by telephone:

                             DoubleClick Inc.
                             Investor Relations
                             450 West 33rd Street
                             New York, NY 10001
                             (212) 683-0001

    NetCreations will send you copies of documents it has filed with the Securities and Exchange Commission, excluding exhibits, without charge. You may contact NetCreations at:

                             NetCreations, Inc.
                             Investor Relations
                             379 West Broadway, Suite 202
                             New York, NY 10012
                             (212) 625-1370

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY [            ] [  ],
2000 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL SHAREHOLDERS MEETING.

    NETCREATIONS SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON ADOPTION OF THE MERGER AGREEMENT. NEITHER DOUBLECLICK NOR NETCREATIONS HAS AUTHORIZED ANYONE TO PROVIDE INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS
DATED [         ] [  ], 2000. STOCKHOLDERS SHOULD NOT ASSUME THAT THE
INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO NETCREATIONS SHAREHOLDERS NOR THE ISSUANCE OF DOUBLECLICK COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                       SHAREHOLDER/STOCKHOLDER PROPOSALS

    Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, shareholders of NetCreations may present proper proposals for inclusion in NetCreations' proxy statement and for consideration at the next annual meeting of its shareholders by submitting their proposals to NetCreations in a timely manner. If the merger is not consummated, shareholders of NetCreations may submit proposals for consideration at the next annual meeting of NetCreations shareholders. In order to be so included for the next annual meeting, shareholder proposals must be received by NetCreations no later than November 15, 2000 and must comply with the requirements of Rule 14a-8. In addition, NetCreations' by-laws establish an advance notice procedure with regard to certain matters, including shareholder proposals not included in NetCreations' proxy statement, to be brought before an annual meeting of shareholders. In general, notice must be received by NetCreations' secretary not less than 60 days prior to the date NetCreations' proxy statement was released to shareholders in connection with the previous year's annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the shareholder proposing such matters.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to 'incorporate by reference' the information DoubleClick files with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and later information filed with the Securities and Exchange Commission will update and supersede this information. This proxy statement/prospectus incorporates by reference the documents set forth below that DoubleClick has previously filed with the Securities and Exchange Commission. The documents contain important information about DoubleClick and its finances.

    We incorporate by reference DoubleClick's:

     Annual report on Form 10-K for the year ended December 31, 1999;

     Quarterly reports on Form 10-Q for the periods ended March 31, 2000 and June 30, 2000;

     Current reports on Form 8-K, filed on November 10, 1999 (as amended by the Form 8-K/A filed on January 10, 2000), December 8, 1999 (as amended by the Form 8-K/A filed on January 10, 2000), January 13, 2000 (as amended by the Form 8-K/A filed on March 10, 2000), January 27, 2000, February 16, 2000, March 17, 2000, June 26, 2000, August 10, 2000, September 27, 2000 and
     October 4, 2000;

     Definitive Proxy Statement on Schedule 14A, filed on April 27, 2000; and

     The description of DoubleClick common stock contained in DoubleClick's registration statement on Form 8-A (File No. 000-23709) filed on December 1, 1998, registering the DoubleClick common stock under Section 12(g) of the Securities Exchange Act of 1934.

    In addition, all of DoubleClick's filings with the Securities and Exchange Commission after the date of this proxy statement/prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference until the NetCreations shareholders meeting.

    Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

              INDEX TO FINANCIAL STATEMENTS OF NETCREATIONS, INC.

                                                                 PAGE
                                                                 ----
Report of Independent Certified Public Accountants..........      F-2
Financial Statements:
    Balance Sheets..........................................      F-3
    Statements of Income....................................      F-4
    Statement of Stockholders' Equity.......................      F-5
    Statements of Cash Flows................................      F-6
    Notes to Financial Statements...........................  F-7 to F-18

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders of
NETCREATIONS, INC.

    We have audited the accompanying balance sheets of NetCreations, Inc. as of December 31, 1998 and 1999, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended
December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetCreations, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

New York, New York
February 11, 2000

                               NETCREATIONS, INC.
                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                           ----------------------    JUNE 30,
                                                             1998        1999          2000
                                                             ----        ----          ----
                                                                                    (UNAUDITED)
                         ASSETS
Current assets
    Cash and cash equivalents............................  $ 96,885   $41,305,814   $38,332,991
    Accounts receivable (net of allowance for doubtful
      accounts of $0, $150,000 and $350,000 at
      December 31, 1998, 1999 and June 30, 2000,
      respectively)......................................   673,706     5,636,967    10,981,150
    Prepaid commissions..................................        --     3,000,000     7,133,400
    Other current assets.................................     6,022       132,395       385,327
                                                           --------   -----------   -----------
        Total current assets.............................   776,613    50,075,176    56,832,868
Fixed assets, net........................................   155,740     2,268,225     3,273,750
Deferred income taxes....................................        --            --       514,225
Other assets.............................................    11,451        48,014        86,176
                                                           --------   -----------   -----------
        Total assets.....................................  $943,804   $52,391,415   $60,707,019
                                                           --------   -----------   -----------
                                                           --------   -----------   -----------

          LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.........................................  $  7,197   $ 1,825,896   $    53,013
Accrued expenses.........................................    77,466       939,405       918,083
Commissions payable......................................   293,000     3,696,466     9,263,761
Current portion of capital lease obligations.............    14,331       112,350       105,850
Income taxes payable.....................................    12,138       325,552       798,989
Deferred income taxes....................................    32,500       128,500            --
                                                           --------   -----------   -----------
        Total current liabilities........................   436,632     7,028,169    11,139,696
Capital lease obligations................................    30,180       101,225        58,967
                                                           --------   -----------   -----------
        Total liabilities................................   466,812     7,129,394    11,198,663
Common stock, $.01 par value; 50,000,000 shares
  authorized; 11,700,000, 15,495,000 and 15,495,000
  issued and outstanding at December 31, 1998, 1999, and
  June 30, 2000, respectively............................   117,000       154,950       154,950
Additional paid-in capital...............................        --    46,512,376    46,078,751
Deferred compensation....................................        --    (2,313,171)   (1,517,982)
Retained earnings........................................   359,992       907,866     4,792,637
                                                           --------   -----------   -----------
        Total stockholders' equity.......................   476,992    45,262,021    49,508,356
                                                           --------   -----------   -----------
        Total liabilities and stockholders' equity.......  $943,804   $52,391,415   $60,707,019
                                                           --------   -----------   -----------
                                                           --------   -----------   -----------

        The accompanying notes are an integral part of these statements.

                               NETCREATIONS, INC.
                              STATEMENTS OF INCOME

                                                                                                  SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                      -------------------------------------   ------------------------
                                                         1997         1998         1999          1999         2000
                                                         ----         ----         ----          ----         ----
                                                                                                    (UNAUDITED)
Net revenues........................................  $1,100,781   $3,446,539   $20,658,223   $5,272,594   $30,642,483
Cost of revenues....................................     173,124    1,509,776    10,464,359    2,577,967    17,224,098
                                                      ----------   ----------   -----------   ----------   -----------
      Gross profit..................................     927,657    1,936,763    10,193,864    2,694,627    13,418,385

Operating expenses
   Selling and marketing............................     289,904      492,004     2,088,100      601,960     2,942,380
   Technology, support and development..............     193,554      373,746       694,311      191,805       831,921
   General and administrative.......................     151,221      365,343     1,914,608      364,889     2,877,718
   Depreciation and amortization....................       9,515       23,414       195,362       45,151       606,906
                                                      ----------   ----------   -----------   ----------   -----------
      Total operating expenses......................     644,194    1,254,507     4,892,381    1,203,805     7,258,925
                                                      ----------   ----------   -----------   ----------   -----------
Operating income....................................     283,463      682,256     5,301,483    1,490,822     6,159,460
Interest income (expense):
   Interest income..................................                                209,182            0     1,094,004
   Interest expense.................................         (86)      (4,165)      (33,157)      (7,615)       (7,418)
                                                      ----------   ----------   -----------   ----------   -----------
   Interest income (expense) -- net.................         (86)      (4,165)      176,025       (7,615)    1,086,586
                                                      ----------   ----------   -----------   ----------   -----------
      Income before income tax provision............     283,377      678,091     5,477,508    1,483,207     7,246,046
Income tax provision................................      23,028       72,228       946,000      158,000     3,361,275
                                                      ----------   ----------   -----------   ----------   -----------
      Net income....................................  $  260,349   $  605,863   $ 4,531,508   $1,325,207   $ 3,884,771
                                                      ----------   ----------   -----------   ----------   -----------
                                                      ----------   ----------   -----------   ----------   -----------
Net income per common share
   Basic and diluted................................  $     0.02   $     0.05   $      0.37   $     0.11   $      0.25
                                                      ----------   ----------   -----------   ----------   -----------
                                                      ----------   ----------   -----------   ----------   -----------

Weighted-average common shares outstanding
   For basic net income per share...................  11,700,000   11,700,000    12,187,315   11,700,000    15,495,000
   For dilutive net income per share................  11,700,000   11,700,000    12,351,642   11,700,000    15,825,363

Pro forma data
   Historical income before income taxes............  $  283,377   $  678,091   $ 5,477,508   $1,483,207   $ 7,246,046
   Pro forma income tax provision...................     129,000      316,000     2,537,000      677,000     3,361,275
                                                      ----------   ----------   -----------   ----------   -----------
Pro forma net income................................  $  154,377   $  362,091   $ 2,940,508   $  806,207   $ 3,884,771
                                                      ----------   ----------   -----------   ----------   -----------
                                                      ----------   ----------   -----------   ----------   -----------
Pro forma net income per common share
   Basic and diluted................................  $     0.01   $     0.03   $      0.24   $     0.07   $      0.25
                                                      ----------   ----------   -----------   ----------   -----------
                                                      ----------   ----------   -----------   ----------   -----------
Pro forma weighted-average common shares outstanding
   For basic net income per share...................  11,700,000   11,700,000    12,187,315   11,700,000    15,495,000
   For dilutive net income per share................  11,700,000   11,700,000    12,351,642   11,700,000    15,825,363

        The accompanying notes are an integral part of these statements.

                               NETCREATIONS, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY

                                    COMMON STOCK        ADDITIONAL                     RETAINED
                                ---------------------     PAID-IN       DEFERRED       EARNINGS
                                  SHARES     DOLLARS      CAPITAL     COMPENSATION   (DEFICIENCY)      TOTAL
                                  ------     -------      -------     ------------   ------------      -----
Balance at January 1, 1997....  11,700,000   $117,000   $        --   $        --    $  (122,459)   $    (5,459)
Net income....................          --         --            --            --        260,349        260,349
S Corporation distributions to
  shareholders................          --         --            --            --       (133,761)      (133,761)
                                ----------   --------   -----------   -----------    -----------    -----------
Balance at December 31,
  1997........................  11,700,000    117,000            --            --          4,129        121,129
Net income....................          --         --            --            --        605,863        605,863
S Corporation distributions to
  shareholders................          --         --            --            --       (250,000)      (250,000)
                                ----------   --------   -----------   -----------    -----------    -----------
Balance at December 31,
  1998........................  11,700,000    117,000            --            --        359,992        476,992
Net income....................          --         --            --            --      4,531,508      4,531,508
Issuance of common stock......   3,795,000     37,950    43,544,911            --             --     43,582,861
Grant of stock options........          --         --     2,865,465    (2,865,465)            --
Equity-based expense..........          --         --            --       552,294             --        552,294
Reclassification of additional
  S Corporation earnings to
  paid-in capital.............          --         --       102,000            --       (102,000)            --
S Corporation distributions to
  shareholders................          --         --            --            --     (3,881,634)    (3,881,634)
                                ----------   --------   -----------   -----------    -----------    -----------
Balance at December 31,
  1999........................  15,495,000    154,950    46,512,376    (2,313,171)       907,866     45,262,021
Net income (unaudited)........          --         --            --            --      3,884,771      3,884,771
Adjustment to deferred
  compensation................          --         --      (433,625)     (433,625)            --             --
Equity-based expense..........          --         --            --       361,564             --        361,564
                                ----------   --------   -----------   -----------    -----------    -----------
Balance at June 30, 2000
  (unaudited).................  15,495,000   $154,950   $46,078,751   $(1,517,982)   $ 4,792,637    $49,508,356
                                ----------   --------   -----------   -----------    -----------    -----------
                                ----------   --------   -----------   -----------    -----------    -----------

         The accompanying notes are an integral part of this statement.

                               NETCREATIONS, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                          SIX MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                              -------------------------------------   ------------------------
                                                                1997         1998          1999          1999         2000
                                                                ----         ----          ----          ----         ----
                                                                                                            (UNAUDITED)
Cash flows from operating activities
   Net income...............................................  $ 260,349   $   605,863   $ 4,531,508   $1,325,207   $ 3,884,771
   Adjustments to reconcile net income to net cash provided
    by operating activities
      Depreciation and amortization.........................      9,515        23,414       195,362       45,151       606,906
      Provision for doubtful accounts.......................         --         3,613       232,403           --       200,000
      Deferred taxes........................................     10,520        24,200        96,000       (1,000)     (642,725)
      Equity-based compensation.............................         --            --       552,294           --       361,564
      Changes in assets and liabilities
         Accounts receivable................................   (107,702)     (556,580)   (5,195,665)    (902,410)   (5,544,183)
         Prepaid commissions................................         --            --    (3,000,000)          --    (4,133,401)
         Other current assets...............................     (6,317)          295      (126,372)      (1,033)     (307,499)
         Other assets.......................................        143       (10,980)      (36,563)     (22,825)      (38,163)
         Accounts payable and accrued expenses..............     21,493        13,505     2,680,638      129,739    (1,739,636)
         Commissions payable................................     18,883       260,098     3,403,466      733,495     5,567,295
         Income taxes payable...............................     (1,147)       12,138       313,414      133,349       473,437
                                                              ---------   -----------   -----------   ----------   -----------
            Net cash provided by (used in) operating
              activities....................................    205,737       375,566     3,646,485    1,439,673    (1,311,634)
                                                              ---------   -----------   -----------   ----------   -----------
Cash flows from investing activities
   Capital expenditures.....................................    (50,955)      (79,422)   (2,063,075)     (76,918)   (1,612,431)
                                                              ---------   -----------   -----------   ----------   -----------
            Net cash used in investing activities...........    (50,955)      (79,422)   (2,063,075)     (76,918)   (1,612,431)
                                                              ---------   -----------   -----------   ----------   -----------
Cash flows from financing activities
   Proceeds from sale of common stock, net..................         --            --    45,881,550                         --
   Distributions to shareholders............................   (133,761)     (250,000)   (3,881,634)    (881,632)           --
   Borrowings under line of credit..........................         --       284,240     1,300,000       25,000            --
   Payments on line of credit...............................         --      (284,240)   (1,300,000)          --            --
   Payments of offering costs...............................         --            --    (2,298,689)     (59,662)           --
   Payments on capital lease obligations....................         --        (3,261)      (75,708)     (22,260)      (48,758)
                                                              ---------   -----------   -----------   ----------   -----------
            Net cash provided by (used in) financing
              activities....................................   (133,761)     (253,261)   39,625,519     (938,554)      (48,758)
                                                              ---------   -----------   -----------   ----------   -----------
Net increase in cash and cash equivalents...................     21,021        42,883    41,208,929      424,201    (2,972,823)
Cash and cash equivalents at beginning of year..............     32,981        54,002        96,885       96,885    41,305,814
                                                              ---------   -----------   -----------   ----------   -----------
Cash and cash equivalents at end of year....................  $  54,002   $    96,885   $41,305,814   $  521,086   $38,332,991
                                                              ---------   -----------   -----------   ----------   -----------
                                                              ---------   -----------   -----------   ----------   -----------
Supplemental disclosures of cash flow information:
   Cash paid during the year for
      Income taxes..........................................  $  18,825   $    28,825   $   535,000   $   25,141   $ 3,530,427
                                                              ---------   -----------   -----------   ----------   -----------
                                                              ---------   -----------   -----------   ----------   -----------
      Interest..............................................  $      --   $        --   $    33,157   $    7,615   $     7,418
                                                              ---------   -----------   -----------   ----------   -----------
                                                              ---------   -----------   -----------   ----------   -----------

Noncash financing activities:

   Capital lease obligations of $47,772, $297,773, $219,312 and $0 during the years ended December 31, 1998, 1999, and six months ended June 30, 1999 and 2000, respectively, were incurred when the Company entered into leases for new equipment.

        The accompanying notes are an integral part of these statements.

                               NETCREATIONS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1998 AND 1999

NOTE A -- NATURE OF OPERATIONS

    NetCreations, Inc. (the 'Company') was incorporated and commenced operations in 1995. NetCreations, Inc. is a provider of opt-in e-mail marketing services on the Internet. The Company manages an extensive database of e-mail addresses gathered from its own and from third-party Web sites. These lists are available for rental, including list rental, e-mail delivery, and merge/purge. The Company also maintains a Web site at www.postmasterdirect.com as a vehicle for its services and another Web site that contains its corporate information at www.netcreations.com.

    The Company's primary revenue source is the rental of opt-in e-mail lists.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. REVENUE RECOGNITION

    The Company recognizes revenue when e-mail messages are transmitted to selected addresses, net of volume discounts and broker discounts.

2. FIXED ASSETS

    Owned fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leased equipment meeting certain criteria is capitalized and the present value of related lease payments is recorded as a liability. Amortization of assets under capital leases and leasehold improvements are computed using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets, generally three to five years.

3. INCOME TAXES

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

4. USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. ADVERTISING

    Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 amounted to $74,000, $128,000 and $753,000, respectively.

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

6. COST OF REVENUES

    Cost of revenues consists primarily of commissions to the Web site owners that are incurred for each e-mailing to the e-mail addresses owned by the Web sites.

7. LIST MANAGEMENT AGREEMENT

    When the Company advances amounts under a third-party list management agreement, the Company accounts for advances made as prepaid commissions. Commission expense is recognized as revenue is earned by NetCreations upon the transmission of applicable e-mail messages and applied against the advances. Should management determine that it is no longer probable that sufficient revenue will be generated over the term of the agreement to meet the minimum amounts advanced, the Company will amortize the remaining advances at the greater of the method described in the preceding sentence or the straight-line basis over the remaining term of the agreement.

    Management will also assess the recoverability of prepaid commissions at each reporting period. To the extent that it is probable that some or all of the prepaid commissions have become nonrecoverable, a charge to operations will be made in that period to reduce the balance to the amount recoverable. There are no required charges as of December 31, 1999.

8. NET INCOME PER SHARE

    Basic and diluted net income per share is included, in accordance with SFAS No. 128, 'Earnings Per Share,' for all periods presented. Basic net income per share is computed by dividing the net income per share for the period by the weighted-average number of common shares outstanding during the period. The weighted-average shares have been adjusted retroactively to give effect to a 117,000-to-1 share split effective September 14, 1999. Diluted net income per share is computed by dividing the net income for the period by the weighted-average number of common shares adjusted for the dilutive effect of any potential shares issuable, outstanding during the period.

    Reference is made to Notes E, K and N.

9. STOCK SPLIT

    On September 14, 1999, the Company effected a 117,000-to-1 stock split. The accompanying financial statements have been adjusted retroactively to reflect the stock split.

10. CASH AND CASH EQUIVALENTS

    The Company considers all securities with a maturity of three months or less when purchased as cash and cash equivalents.

11. OTHER COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130 ('SFAS No. 130'), 'Reporting Comprehensive Income.' SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported as other comprehensive income.

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

12. SEGMENT INFORMATION

    In June 1997, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards No. 131 ('SFAS No. 131'), 'Disclosures About Segments of an Enterprise and Related Information.'
SFAS No. 131 established standards for the way companies report information about operating segments in annual financial statements. It also established standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed in SFAS No. 131 became effective for the year ended December 31, 1998. The Company has determined that it operates as one business segment, a provider of internet marketing services.

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ('SFAS No. 133'), 'Accounting for Derivative Instruments and Hedging Activities,' which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in 2001. The Company does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

14. TECHNOLOGY, SUPPORT AND DEVELOPMENT EXPENSES

    Technology, support and development costs, which consist principally of salaries, including that of the Company's Chief Technology Officer, have been expensed as incurred.

15. INTERIM FINANCIAL INFORMATION (UNAUDITED)

    Information in the accompanying financial statements for six months ended June 30, 1999 and 2000 is unaudited.

    The financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and the rules and regulations promulgated by the Securities and Exchange Commission. Accordingly, such condensed financial statements do not include all of the information and footnote disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the June 30, 2000 and 1999 unaudited condensed interim financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such financial statements. The results of operations for the six months ended June 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the entire year.

16. RECLASSIFICATIONS

    Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform to the 1999 presentation.

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

NOTE C  --  FIXED ASSETS

    Fixed assets consist of the following at December 31:

                                                                1998        1999
                                                                ----        ----
Computer equipment..........................................  $177,342   $ 2,450,008
Office equipment............................................    11,881        15,474
Leasehold improvements......................................        --        31,589
                                                              --------   -----------
                                                               189,223     2,497,071
Less accumulated depreciation and amortization..............   (33,483)     (228,846)
                                                              --------   -----------
                                                              $155,740   $ 2,268,225
                                                              --------   -----------
                                                              --------   -----------

    Assets under capital lease at December 31, 1998 and 1999 were $47,772 and $292,544, respectively, and related accumulated amortization was $4,060 and $67,941, respectively, at December 31, 1998 and 1999.

NOTE D  --  INCOME TAXES

    The Company was an S Corporation for Federal and state income tax purposes through the consummation of its IPO on November 15, 1999. Accordingly, no provision has been made for Federal and certain state income taxes in the 1997 and 1998 financial statements, since the income of the Company was included in the personal income tax returns of the stockholders. The Company was, however, responsible for taxes in jurisdictions which do not recognize S Corporation status (e.g., New York City). Provision was made for income taxes relating to these jurisdictions in the 1997 and 1998 financial statements. The Company files its tax returns on the cash basis of accounting.

    Effective November 15, 1999, the Company terminated its S Corporation status. The Company converted to a C Corporation and is now subject to Federal and all applicable state and local income taxes. In connection with the termination of the S Corporation election, the Company recognized a net Federal deferred tax liability of $93,000.

    The components of the income tax provision are as follows for the years ended December 31:

                                                           1997      1998       1999
                                                           ----      ----       ----
Current
    Federal.............................................  $    --   $         $205,000
    State and local.....................................   12,508    48,028    645,000
                                                          -------   -------   --------
        Total current...................................   12,508    48,028    850,000
                                                          -------   -------   --------
Deferred
    Federal.............................................  $    --   $         $ 77,000
    State and local.....................................   10,520    24,200     19,000
                                                          -------   -------   --------
        Total deferred..................................   10,520    24,200     96,000
                                                          -------   -------   --------
                                                          $23,028   $72,228   $946,000
                                                          -------   -------   --------
                                                          -------   -------   --------

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

    The differences between income tax expense shown in the statements of income and the computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                      1997        1998         1999
                                                      ----        ----         ----
Computed income tax expense based on the Federal
  statutory rate of 34%...........................  $  96,000   $ 231,000   $ 1,862,000
State and local income taxes, net of Federal
  benefit.........................................     33,000      80,000       641,000
Effect of S Corporation...........................   (105,972)   (238,772)   (1,557,000)
                                                    ---------   ---------   -----------
                                                    $  23,028   $  72,228   $   946,000
                                                    ---------   ---------   -----------
                                                    ---------   ---------   -----------

    The significant components of the net deferred tax liability are as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998        1999
                                                                ----        ----
Deferred tax liabilities -- current
    Accounts receivable and other current assets............  $ 73,100   $ 2,664,500
Deferred tax assets -- current
    Accounts payable and accrued expenses...................   (40,600)   (2,536,000)
                                                              --------   -----------
        Net deferred tax liability..........................  $ 32,500   $   128,500
                                                              --------   -----------
                                                              --------   -----------

    On January 1, 2000 the Company will become an accrual basis taxpayer pursuant to the Internal Revenue Code. This change will result in a reversal of the deferred tax liabilities of $128,500 and the recognition of a deferred tax asset of approximately $443,000 and an additional current tax payable of $141,000 as of January 1, 2000.

NOTE E -- PRO FORMA INCOME STATEMENT INFORMATION (UNAUDITED)

    The Company had elected to be taxed as an S Corporation pursuant to the Internal Revenue Code through November 15, 1999. Pro forma adjustments in the statements of income for each of the three years in the period ended
December 31, 1999 reflect a pro forma provision for income taxes based upon pretax income, as if the Company had been subject to all applicable Federal, state and local income taxes for the entire period. As the Company is a cash basis taxpayer, the pro forma tax provision is calculated assuming that taxes are reported on a cash basis.

    The pro forma income tax provision, after giving effect to the Federal statutory rate of 34% and an applicable state and local tax provision, consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                        1997       1998        1999
                                                        ----       ----        ----
Current
    Federal.........................................  $ 52,000   $115,000   $1,530,000
    State and local.................................    33,000     71,000    1,015,500
                                                      --------   --------   ----------
        Total current...............................    85,000    186,000    2,545,500
                                                      --------   --------   ----------
Deferred
    Federal.........................................    27,000     80,000       (7,000)
    State and local.................................    17,000     50,000       (1,500)
                                                      --------   --------   ----------
        Total deferred..............................    44,000    130,000       (8,500)
                                                      --------   --------   ----------
                                                      $129,000   $316,000   $2,537,000
                                                      --------   --------   ----------
                                                      --------   --------   ----------

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

    The differences between the pro forma provision for income taxes shown in the statements of income and the pro forma computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                        1997       1998        1999
                                                        ----       ----        ----
Computed income taxes based on Federal statutory
  of 34%............................................  $ 96,000   $231,000   $1,862,000
State and local income taxes, net of Federal
  benefit...........................................    33,000     85,000      675,000
                                                      --------   --------   ----------
                                                      $129,000   $316,000   $2,537,000
                                                      --------   --------   ----------
                                                      --------   --------   ----------

    The significant components of the pro forma net deferred tax liability, assuming a 34% Federal statutory rate and an applicable state and local provision, are as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998         1999
                                                                ----         ----
Deferred tax liability -- current
    Accounts receivable and prepaid expenses................  $ 309,000   $ 2,664,500
Deferred tax asset -- current
    Accounts payable and accrued expenses...................   (172,000)   (2,536,000)
                                                              ---------   -----------
        Net deferred tax liability..........................  $ 137,000   $   128,500
                                                              ---------   -----------
                                                              ---------   -----------

NOTE F -- LINE OF CREDIT

    The Company has an available unused line of credit in the amount of $1,300,000 at December 31, 1999. Borrowings are guaranteed by the Company's Chief Executive Officer and Chief Technology Officer. The interest rate on such borrowings is 1% above the bank's prime rate (8.75% at December 31, 1999).

NOTE G -- LEASES

    1. Capital Lease Obligations

    The annual maturities of capital lease obligations are as follows:


  YEAR ENDING DECEMBER 31
  -----------------------

       2000.................................................  $112,350
       2001.................................................   107,320
       2002.................................................    20,541
                                                              --------
                                                               240,211
       Less amount representing interest....................    26,636
                                                              --------
       Present value of net minimum lease payments..........   213,575
       Less: Current portion................................   112,350
                                                              --------
       Long term portion....................................  $101,225
                                                              --------
                                                              --------

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

    2. Operating Lease Commitments

    The Company leases office space under the terms of operating leases that expire at various dates through 2003. Future minimum payments under noncancellable operating leases consisted of the following at December 31, 1999:

       2000.................................................  $194,000
       2001.................................................   198,000
       2002.................................................   202,000
       2003 and thereafter..................................    75,000
                                                              --------
                                                              $669,000
                                                              --------
                                                              --------

    The Company paid $49,600 and $136,000 in rent expense for the years ended December 31, 1998 and 1999, respectively. No rent expense was incurred for the year ended December 31, 1997, since the stockholders provided minimum facilities in that year.

NOTE H -- DEFINED CONTRIBUTION PLAN

    In 1997, the Company had a money purchase pension and profit sharing plan for its officers/ shareholders. Upon termination, the Company established a defined contribution plan in 1998 for eligible employees under Section 401(k) of the Internal Revenue Code. Employees must complete one year of service to be eligible to participate in the 401(k) plan. In 1997, 1998 and 1999, the Company incurred contribution expenses of $60,000, $60,000 and $40,000, respectively, relating to these plans.

NOTE I -- CONCENTRATIONS

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash investments with high quality financial institutions. The Company's cash equivalents are invested in high quality government securities. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide. The Company had no significant concentrations of credit risk. No single customer represented more than 10% of the Company's revenues during the years ended December 31, 1997, 1998 and 1999. During the years ended December 31, 1998 and 1999, revenues generated from the e-mail address lists of two Web sites each represented 15.3% and 16.6% of revenues, and 0.0% and 8.7% respectively.

    For the year ended December 31, 1998, one reseller accounted for approximately 7% of net revenues as a reseller and 3.3% of net revenues as a list owner. In July 1999, the Company terminated its agreement with this reseller.

NOTE J -- STOCKHOLDERS' EQUITY

a. COMMON STOCK

    As of December 31, 1999, there were 15,495,000 shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

b. PREFERRED STOCK

    The Company's amended certificate authorizes the board of directors, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. No shares of preferred stock have been issued.

c. STOCK OPTION PLAN

    The Company adopted its 1999 Stock Option Plan (the 'Plan') in July 1999. The Plan provides for the granting of up to 1,170,000 options to directors, officers, employees and consultants. (See Note M) The Plan provides for the granting of options intended to qualify as incentive stock options under the Internal Revenue Code and nonqualified options. The Plan will terminate in July 2009 unless terminated earlier. As of September 14, 1999 and as of November 11, 1999, the Company granted options totaling 241,000 to officers and employees other than the Company's officer/shareholders at an exercise price of $5.00 per share. Additionally, the Company granted an additional 5,500 shares at prices less than the fair market value on the date of grant. The options vest ratably over a three-year period and may be accelerated under certain conditions. The officer/shareholders of the Company did not receive any of the options or stock-based compensation. In addition, the Company granted, effective
October 8, 1999, options to purchase 100,000 shares of common stock to each of the three nonmanagement directors at an exercise price per share equal to $10.00 per share. These options vest at a rate of one-third as of the date of the initial public offering and the remainder vests quarterly over the next two years and may be accelerated under certain conditions. During the year ended December 31, 1999, the Company recorded deferred compensation for the above options granted totaling $2,865,465, of which $552,294 was amortized to expense during 1999. The amount of compensation expense that will be recognized subsequent to December 31, 1999 over the next three years, relating to the options that have been granted through December 31, 1999, is as follows:


  YEAR ENDING DECEMBER 31
  -----------------------
       2000.................................................  $  955,155
       2001.................................................     917,655
       2002.................................................     440,361
                                                              ----------
                                                              $2,313,171
                                                              ----------
                                                              ----------

    The Company accounts for options issued under the intrinsic value method of APB 25. Had compensation cost been determined based on the fair value at the grant date for stock option

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

awards consistent with the provisions of SFAS No. 123, the Company's basic and diluted net income per share for the year ended December 31, 1999 would have been as follows:

Net income
    As reported.............................................  $4,531,508
    Pro forma...............................................  $4,007,854
Net income per share
    As reported -- basic and diluted........................       $0.37
    Pro forma -- basic......................................       $0.33
    Pro forma -- diluted....................................       $0.32

    The weighted-average fair value at the date of grant for options granted during 1999 was $9.83 per option. The fair value at each option at date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1999:

Expected stock price volatility.............................     73.8%
Expected lives of options...................................   5 years
Risk-free interest rate.....................................      6.1%
Expected dividend yield.....................................        0%

    Information regarding these options for 1999 is as follows:

                                                                 NONQUALIFIED OPTIONS
                                                            ------------------------------
                                                                      WEIGHTED -- AVERAGE
                                                            SHARES       EXERCISE PRICE
                                                            ------       --------------
Options outstanding at beginning of year..................       --              --
    Granted...............................................  546.500          $ 7.93
    Exercised.............................................       --              --
    Cancelled or forfeited................................       --              --
                                                            -------          ------
Options outstanding at end of year........................  546,500          $ 7.93
                                                            -------          ------
                                                            -------          ------
Exercisable...............................................  100,000          $10.00
                                                            -------          ------
                                                            -------          ------

    The following tables summarize information about stock options outstanding as of December 31, 1999

                                                   OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                          --------------------------------------   ------------------------
                                             NUMBER       WEIGHTED-                   NUMBER
                                          OUTSTANDING      AVERAGE     WEIGHTED-   EXERCISABLE    WEIGHTED-
               RANGES OF                     AS OF        REMAINING     AVERAGE       AS OF        AVERAGE
                EXERCISE                  DECEMBER 31,   CONTRACTUAL   EXERCISE    DECEMBER 31,   EXERCISE
                 PRICES                       1999          LIFE         PRICE         1999         PRICE
                 ------                       ----          ----         -----         ----         -----
$ 5.00..................................    241,000      4.68 years     $ 5.00            --           --
$10.00..................................    300,000      4.87 years     $10.00       100,000       $10.00
$19.50 - $31.50.........................      5,500      4.94 years     $23.25            --           --

    Summary of weighted-average fair value of stock options granted during the year ended December 31, 1999:

                                                       WEIGHTED-AVERAGE   WEIGHTED-AVERAGE
                                                        EXERCISE PRICE       FAIR VALUE
                                                        --------------       ----------
Equals market price on grant date....................       $19.50             $12.69
Exercise price less than market price on grant
  date...............................................       $ 7.91             $ 9.82

    As of December 31, 1999 623,500 options were available for issuance pursuant to the Plan.

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

NOTE K -- NET INCOME AND PRO FORMA NET INCOME PER SHARE

    A reconciliation between basic and diluted earnings per share is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------
                                                      1997           1998            1999
                                                      ----           ----            ----
Net income...................................       $260,349       $605,863       $4,531,508
                                                    --------       --------       ----------
                                                    --------       --------       ----------
Pro forma net income (unaudited).............       $154,377       $362,091       $2,940,508
                                                    --------       --------       ----------
                                                    --------       --------       ----------
Shares used in the computation of basic net
  income per share...........................     11,700,000     11,700,000       12,187,315
Potential common shares......................           --             --            164,327
                                                  ----------     ----------       ----------
Shares used in the computation of basic net
  income per share...........................     11,700,000     11,700,000       12,351,642
                                                  ----------     ----------       ----------
                                                  ----------     ----------       ----------
Net income per common share -- basic and
  diluted....................................          $0.02          $0.05            $0.37
                                                       -----          -----            -----
                                                       -----          -----            -----
Pro forma net income per common share basic
  and diluted (unaudited)....................          $0.01          $0.03            $0.24
                                                       -----          -----            -----
                                                       -----          -----            -----

NOTE L -- EMPLOYMENT AGREEMENTS

    The Company has entered into three-year employment agreements with three of its executive officers. The agreements provide for, among other things, aggregate annual compensation of $500,000 and for bonuses that will be earned upon the achievement of specified goals.

    In January and February 2000, the Company entered into employment agreements with four executive officers. These agreements provide for, among other things, aggregate annual compensation of $815,000 and for bonuses and performance based options that will be earned upon the achievement of specified goals. See Note M below.

    All of the above agreements include customary non-competition arrangements.

NOTE M -- SUBSEQUENT EVENTS (UNAUDITED)

1. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

    In January 2000, the Board of Directors approved an increase in the number of shares available for issuance pursuant to the 1999 Stock Option Plan to 2,000,000, subject to shareholder approval. During the six months ended
June 30, 2000, 1,321,000 options were granted pursuant to employment agreements and to other employees. Of the shares granted pursuant to employment agreements, an aggregate of 16 2/3% of these options vest on the six month anniversary of the date of grant while the remainder vest in equal quarterly installments over the next ten quarters. The exercise price of such options was equal to the fair market value on the date of grant. At the Company's Annual Meeting of Shareholders, the shareholders approved the increase in the number of shares available for issuance.

    Effective July 1, 2000, the shareholders of the Company approved the 2000 Employee Stock Purchase Plan ('ESPP'). Pursuant to the plan, eligible employees may elect to withhold a portion of their compensation in order to purchase shares of the Company's common stock at a discount. Amounts withheld are credited to the participant's account balance which do not accrue interest. Purchases of common stock are made quarterly with the purchase price being determined based on the lower of 85% of the market price at the beginning and end of each period. The Company reserved 1,000,000 shares of stock for issuance pursuant to the plan.

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

2. LIST MANAGEMENT AGREEMENTS

    The Company has paid certain advances and fees under third-party list management agreements that are accounted for as prepaid commissions. As of June 30, 2000 the Company has recorded prepaid commissions of $7,133,000. Commission expense is generally recognized when revenue is earned by the Company upon the transmission of applicable email messages and applied against the advances. Should management determine that it is no longer probable that sufficient revenue will be generated over the term of the agreement to meet the minimum amounts advanced, the Company will amortize the remaining advances at the greater of the method described in the preceding sentence or the straight-line basis over the remaining term of the agreement. Management will continue to assess the recoverability of prepaid commissions at each reporting period. To the extent that it is probable that some or all of the prepaid commissions have become nonrecoverable, a charge to operations will be made in that period to reduce the balance to the amount recoverable. There are no required charges as of June 30, 2000. As of September 30, 2000, the Company took a write-down of $1,000,000 on one list management agreement.

3. MERGER AGREEMENT

    DoubleClick Inc. ('DoubleClick'), Genesis Merger Sub, Inc. ('Merger Sub'), a wholly owned subsidiary of DoubleClick, and the Company have entered into a merger agreement that provides for the merger of the Company and Merger Sub. As a result of the merger, the Company will become a wholly owned subsidiary of DoubleClick. Shareholders of the Company will become stockholders of DoubleClick following the merger, and each share of the Company's common stock will be exchanged for the right to receive 0.41 of a share of DoubleClick common stock.

4. LITIGATION

    Following the announcement of the proposed merger with DoubleClick, a complaint was filed in New York Supreme Court against the Company, its board of directors and DoubleClick. The complaint alleges that the defendants breached their fiduciary duties of due care and loyalty to the Company's public shareholders in connection with the proposed merger with DoubleClick. The complaint asks the court to (i) enjoin the consummation of the merger
(ii) award unspecified damages from the defendants, (iii) invalidate the termination fee provision of the merger agreement and (iv) award plaintiff his costs and disbursements, including reasonable counsel and experts' fees and expenses. The Company believes the claims asserted in the complaint are without merit and intends to vigorously contest them.

5. STOCK OPTIONS MODIFICATION

    On October 2, 2000 the non-employee director stock options were amended to permit them to be exerciseable for up to the original term of such option grants, notwithstanding their termination as directors upon the closing of the merger. The Company estimates that such modification would result in a charge to operations in the fourth quarter of 2000 of approximately $400,000.

                               NETCREATIONS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1997, 1998 AND 1999

NOTE N -- NET INCOME AND PRO FORMA NET INCOME PER SHARE (UNAUDITED)

    A reconciliation between basic and diluted earnings per share is as follows:

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                  1999           2000
                                                                  ----           ----
Net income..................................................   $1,325,207     $3,884,771
Pro forma net income........................................   $  806,207     $3,884,771
Shares used in the computation of basic net income per
  share.....................................................   11,700,000     15,495,000
Potential common shares.....................................           --        330,363
                                                               ----------     ----------
Shares used in the computation of basic net income per
  share.....................................................   11,700,000     15,825,363
                                                               ----------     ----------
                                                               ----------     ----------
Net income per common share -- basic and diluted............        $0.11          $0.25
Pro forma net income per common share basic and diluted.....        $0.07          $0.25

                                                                      APPENDIX A

                                                                  EXECUTION COPY

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     among

                               DOUBLECLICK INC.,

                            GENESIS MERGER SUB, INC.

                                      and

                               NETCREATIONS, INC.

                          Dated as of October 2, 2000

                               TABLE OF CONTENTS


                                                                                     PAGE
                                                                                     ----
ARTICLE I DEFINITIONS..............................................................   A-4
    SECTION 1.01       Certain Defined Terms.......................................   A-4

ARTICLE II THE MERGER..............................................................   A-7
    SECTION 2.01       The Merger..................................................   A-7
    SECTION 2.02       Closing.....................................................   A-7
    SECTION 2.03       Effective Time..............................................   A-7
    SECTION 2.04       Effect of the Merger........................................   A-7
    SECTION 2.05       Certificate of Incorporation; Bylaws; Directors and Officers
                         of Surviving Corporation..................................   A-7

ARTICLE III CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES.....................   A-8
    SECTION 3.01       Conversion of Shares........................................   A-8
    SECTION 3.02       Exchange of Shares Other than Treasury Shares...............   A-8
    SECTION 3.03       Stock Transfer Books........................................  A-10
    SECTION 3.04       No Fractional Share Certificates............................  A-10
    SECTION 3.05       Options to Purchase Company Common Stock....................  A-10
    SECTION 3.06       Unvested Stock..............................................  A-11
    SECTION 3.07       Employee Stock Purchase Plan................................  A-11
    SECTION 3.08       Certain Adjustments.........................................  A-12

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COMPANY...............................  A-12
    SECTION 4.01       Organization and Qualification; Subsidiaries................  A-12
    SECTION 4.02       Certificate of Incorporation and Bylaws.....................  A-12
    SECTION 4.03       Capitalization..............................................  A-12
    SECTION 4.04       Authority Relative to This Agreement........................  A-13
    SECTION 4.05       No Conflict; Required Filings and Consents..................  A-13
    SECTION 4.06       Permits; Compliance with Laws...............................  A-13
    SECTION 4.07       SEC Filings; Financial Statements...........................  A-14
    SECTION 4.08       Absence of Certain Changes or Events........................  A-14
    SECTION 4.09       Employee Benefit Plans; Labor Matters.......................  A-15
    SECTION 4.10       Certain Tax Matters.........................................  A-17
    SECTION 4.11       Contracts...................................................  A-17
    SECTION 4.12       Litigation..................................................  A-18
    SECTION 4.13       Environmental Matters.......................................  A-18
    SECTION 4.14       Intellectual Property.......................................  A-18
    SECTION 4.15       Taxes.......................................................  A-21
    SECTION 4.16       Insurance...................................................  A-21
    SECTION 4.17       Properties..................................................  A-21
    SECTION 4.18       Affiliates..................................................  A-22
    SECTION 4.19       Opinion of Financial Advisor................................  A-22
    SECTION 4.20       Brokers.....................................................  A-22
    SECTION 4.21       Certain Business Practices..................................  A-22
    SECTION 4.22       Section 912 of New York Law Not Applicable..................  A-22
    SECTION 4.23       Business Activity Restriction...............................  A-22
    SECTION 4.24       Privacy.....................................................  A-22

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT.................................  A-23
    SECTION 5.01       Organization and Qualification; Subsidiaries................  A-23
    SECTION 5.02       Certificate of Incorporation and Bylaws.....................  A-23
    SECTION 5.03       Capitalization..............................................  A-23
    SECTION 5.04       Authority Relative to this Agreement........................  A-23
    SECTION 5.05       No Conflict; Required Filings and Consents..................  A-24
    SECTION 5.06       SEC Filings; Financial Statements...........................  A-24

                                                                                     PAGE
                                                                                     ----
    SECTION 5.07       Certain Tax Matters.........................................  A-25
    SECTION 5.08       Brokers.....................................................  A-25

ARTICLE VI COVENANTS...............................................................  A-25
    SECTION 6.01       Conduct of Business by Company Pending the Closing..........  A-25
    SECTION 6.02       Notices of Certain Events...................................  A-26
    SECTION 6.03       Access to Information; Confidentiality......................  A-27
    SECTION 6.04       No Solicitation of Transactions.............................  A-27
    SECTION 6.05       Tax-Free Transaction........................................  A-28
    SECTION 6.06       Control of Operations.......................................  A-28
    SECTION 6.07       Further Action; Consents; Filings...........................  A-28
    SECTION 6.08       Additional Reports..........................................  A-29
    SECTION 6.09       Tax Information.............................................  A-29

ARTICLE VII ADDITIONAL AGREEMENTS..................................................  A-29
    SECTION 7.01       Registration Statement; Proxy Statement.....................  A-29
    SECTION 7.02       Company Shareholders' Meeting...............................  A-31
    SECTION 7.03       Affiliates..................................................  A-31
    SECTION 7.04       Directors' and Officers' Indemnification and Insurance......  A-31
    SECTION 7.05       No Shelf Registration.......................................  A-32
    SECTION 7.06       Public Announcements........................................  A-32
    SECTION 7.07       NNM Listing.................................................  A-32
    SECTION 7.08       Company Stock Options/Registration Statements on Form S-8...  A-32
    SECTION 7.09       Employee Benefit Matters....................................  A-33

ARTICLE VIII CONDITIONS TO THE MERGER..............................................  A-33
    SECTION 8.01       Conditions to the Obligations of Each Party to Consummate
                         the Merger................................................  A-33
    SECTION 8.02       Conditions to the Obligations of Company....................  A-34
    SECTION 8.03       Conditions to the Obligations of Parent.....................  A-34

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER.......................................  A-35
    SECTION 9.01       Termination.................................................  A-35
    SECTION 9.02       Effect of Termination.......................................  A-36
    SECTION 9.03       Amendment...................................................  A-36
    SECTION 9.04       Waiver......................................................  A-37
    SECTION 9.05       Termination Fee; Expenses...................................  A-37

ARTICLE X GENERAL PROVISIONS.......................................................  A-37
    SECTION 10.01      Non-Survival of Representations and Warranties..............  A-37
    SECTION 10.02      Notices.....................................................  A-37
    SECTION 10.03      Severability................................................  A-38
    SECTION 10.04      Assignment; Binding Effect; Benefit.........................  A-38
    SECTION 10.05      Incorporation of Exhibits...................................  A-38
    SECTION 10.06      Governing Law...............................................  A-38
    SECTION 10.07      Waiver of Jury Trial........................................  A-39
    SECTION 10.08      Headings; Interpretation....................................  A-39
    SECTION 10.09      Counterparts................................................  A-39
    SECTION 10.10      Entire Agreement............................................  A-39

                                         ANNEXES

    ANNEX A            Form of Company Shareholders' Agreement
    ANNEX B            Certificate of Incorporation of Surviving Corporation
    ANNEX C            Form of Company Affiliate Agreement

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

    AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, , dated as of October 2, 2000 (as amended, supplemented or otherwise modified from time to time, this 'Agreement'), among DOUBLECLICK INC., a Delaware corporation ('Parent'), NETCREATIONS, INC., a New York corporation ('Company'), and GENESIS MERGER SUB, INC., a New York corporation and a direct wholly owned subsidiary of Parent ('Merger Sub'):

                                  WITNESSETH:

    WHEREAS, the boards of directors of Parent and Company have determined that it is advisable and in the best interests of their respective companies and shareholders to enter into a business combination by means of the merger of Merger Sub with and into Company (the 'Merger') and have approved and adopted this Agreement;

    WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, certain shareholders of Company have entered into a company shareholders' agreement (the 'Shareholders' Agreement') in the form attached hereto as Annex A; and

    WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the 'Code'), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of
Section 368 of the Code;

    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    SECTION 1.01 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

    'Affiliate' shall mean, with respect to any person, any other person that controls, is controlled by or is under common control with the first person.

    'Blue Sky Laws' shall mean state securities or 'blue sky' laws.

    'Business Day' shall mean any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in New York.

    'Company Disclosure Schedule' shall mean the disclosure schedule delivered by Company to Parent prior to the execution of this Agreement and forming a part hereof.

    'Company Material Adverse Effect' shall mean any change in or effect on the business of Company that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Company, taken as a whole, except to the extent any such change or effect results from or is attributable to (i) changes in general economic conditions or changes affecting the industry generally in which Company operates (provided that such changes do not affect Company in a materially disproportionate manner) or (ii) any litigation or loss of current or prospective customers, employees or revenues as to which Company furnishes reasonable evidence that it occurred primarily from the announcement of Company entering into this Agreement; provided, however, that in no event shall (x) a decrease in the trading price of

Company Common Stock or litigation relating thereto (y) any matter publicly disclosed in a Company Report (as defined in Section 4.07) or otherwise, in any case prior to the date hereof, or (z) the termination of any agreement listed on
Schedule I to the Company Disclosure Schedules be considered a Company Material Adverse Effect.

    'Company Stock Plan' shall mean Company's 1999 Employee Stock Option Plan, as amended.

    'Company Stock Purchase Plan' shall mean Company's 2000 Employee Stock Purchase Plan.

    'Company Shareholders' Meeting' shall mean the special meeting of Company shareholders to consider approval of this Agreement and the Merger.

    'Competing Transaction' shall mean any of the following involving Company (other than the Merger):

        (i) any merger, consolidation, share exchange, business combination or other similar transaction;

        (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions (excluding for this purpose the providing of opt-in e-mail addresses to direct marketers and brokers by Company in the ordinary course of business);

        (iii) any tender offer or exchange offer for 20% or more of the outstanding voting securities of Company or the filing of a registration statement under the Securities Act in connection therewith;

        (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any 'group' (as such term is defined under Section 13(d) of the Exchange Act) having been formed that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting securities of Company; and

        (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    'Confidentiality Agreement' shall mean the confidentiality agreement, dated as of September 20, 2000, between Parent and Company.

    '$' shall mean United States Dollars.

    'Environmental Law' shall mean any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material, as in effect as of the date hereof.

    'Environmental Permit' shall mean any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

    'ERISA' shall mean the Employee Retirement Income Security Act of 1974, as amended.

    'Exchange Act' shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

    'Expenses' shall mean, with respect to any party hereto, all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement, the solicitation of shareholder approvals, the filing of HSR Act notice, if any, and all other matters related to the transactions contemplated hereby and the closing of the Merger.

    'Governmental Entity' shall mean any United States Federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body.

    'Governmental Order' shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

    'Hazardous Material' shall mean (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

    'HSR Act' shall mean Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with the rules and regulations promulgated thereunder.

    'IRS' shall mean the United States Internal Revenue Service.

    'Knowledge of Company' shall mean that any officer of Company is actually aware of a fact or other matter, or should have been aware of a fact or other matter based upon due inquiry and investigation.

    'Knowledge of Parent' shall mean that any executive officer of Company is actually aware of a fact or other matter, or should have been aware of a fact or other matter based upon due inquiry and investigation.

    'Law' shall mean any Federal, state, foreign or local statute, law, ordinance, regulation, rule, code, order, judgment, decree, other requirement or rule of law of the United States or any other jurisdiction, and any other similar act or law.

    'NNM' shall mean the Nasdaq National Market.

    'New York Law' shall mean the New York Business Corporation Law.

    'Parent Convertible Notes' shall mean the $250,000,000 4.75% Convertible Notes of Parent Due 2006.

    'Parent Disclosure Schedule' shall mean the disclosure schedule delivered by Parent to Company prior to the execution of this Agreement and forming a part hereof.

    'Parent Material Adverse Effect' shall mean any change in or effect on the business of Parent and the Parent Subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, except to the extent any such change or effect results from or is attributable to (i) changes in general economic conditions or changes affecting the industry generally in which Parent operates (provided that such changes do not affect Parent in a materially disproportionate manner) or (ii) any litigation or loss of current or prospective customers, employees or revenues that Parent successfully bears the burden of proving arose solely from the announcement of Parent entering into this Agreement; provided, however, that in no event shall (x) a decrease in the trading price of Parent Common Stock or litigation relating thereto or (y) a matter publicly disclosed in a Parent Report (as defined in Section 5.06) or otherwise, in any case prior to the date hereof, be considered a Parent Material Adverse Effect.

    'Parent Stock Plans' shall mean Parent's 1996 Stock Plan, 1997 Stock Incentive Plan, 1999 Non-Officer Stock Option/Stock Issuance Plan and Employee Stock Purchase Plan.

    'Person' shall mean an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person (including, without limitation, a 'person' as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government.

    'Securities Act' shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

    'Subsidiary' shall mean, with respect to any person, any corporation, partnership, limited partnership, limited liability company, limited liability partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary of such person) owns, directly or indirectly, a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    'Tax' shall mean (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges; (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any Taxable period; and (iii) any liability for the payment of amounts of the type described in (i) or (ii) as a result of being a transferee of, or a successor in interest to, any person or as a result of an express or implied obligation to indemnify any person.

    'Tax Return' shall mean any return, statement or form (including, without limitation, any estimated tax reports or return, withholding tax reports or return and information report or return) required to be filed with respect to any Taxes.

                                   ARTICLE II
                                   THE MERGER

    SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with New York Law, at the Effective Time (as defined in Section 2.03), Merger Sub shall be merged with and into Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of Parent (the 'Surviving Corporation').

    SECTION 2.02 Closing. Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to
Section 9.01 and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Merger shall take place as promptly as practicable (and in any event within three Business Days) after satisfaction or waiver of the conditions set forth in Article VIII, at a closing (the 'Closing') to be held at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, New York 10019, unless another date, time or place is agreed to by Parent and Company.

    SECTION 2.03 Effective Time. Immediately upon the Closing, the parties shall cause the Merger to be consummated by filing a certificate of merger (the 'Certificate of Merger') with the Secretary of State of the State of New York in such form as required by, and executed in accordance with the relevant provisions of, New York Law (the date and time of such filing, or such later date and time as may be set forth therein, being the 'Effective Time').

    SECTION 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of New York Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in Company as the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of Company as the Surviving Corporation.

    SECTION 2.05 Certificate of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by Parent and Company before the Effective Time, at the Effective Time:

        (a) the certificate of incorporation of Company shall be amended and restated as of the Effective Time to read in its entirety as set forth on Annex B hereto and, as so amended, shall constitute the certificate of incorporation of the Surviving Corporation until thereafter amended;

        (b) subject to the requirements of Section 7.04(a) herein, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be adopted as the bylaws of the Surviving Corporation until thereafter amended;

        (c) the officers of Merger Sub immediately prior to the Effective Time shall serve in their respective offices of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal; and

        (d) the directors of Merger Sub immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal.

                                  ARTICLE III
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

    SECTION 3.01 Conversion of Shares. At the Effective time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities:

        (a) each share of common stock, $.01 par value per share, of Company ('Company Common Stock') issued and outstanding immediately before the Effective Time (excluding those held in the treasury of Company and those owned by any wholly owned Subsidiary of Company) and all rights in respect thereof, shall, forthwith cease to exist and be converted into and become exchangeable for 0.41 of a share (the 'Exchange Ratio') of common stock, $.001 par value, of Parent ('Parent Common Stock');

        (b) each share of Company Common Stock held in the treasury of Company or owned by any wholly owned Subsidiary of Company immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of Parent, the Surviving Corporation or any other corporation shall be issuable, and no payment of other consideration shall be made, with respect thereto;

        (c) each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation; and

        (d) from and after the Effective Time, each outstanding certificate theretofore representing shares of Merger Sub common stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation common stock into which such shares of Merger Sub common stock shall have been converted.

    SECTION 3.02 Exchange of Shares Other than Treasury Shares.

    (a) Exchange Agent. As of the Effective Time, Parent shall enter into an agreement with a bank or trust company to act as exchange agent for the Merger (the 'Exchange Agent') as may be designated by Parent and shall be reasonably acceptable to Company.

    (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for the benefit of the holder of Company Common Stock: (i) certificates of Parent Common Stock ('Parent Certificates') representing the number of whole shares of Parent Common Stock issuable pursuant to Section 3.01(a) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time; and (ii) sufficient funds to permit payment in lieu of fractional shares pursuant to Section 3.04.

    (c) Exchange Procedures. The Exchange Agent shall mail to each holder of record of certificates of Company Common Stock ('Company Certificates'), whose shares were converted into the right to receive shares of Parent Common Stock (and cash in lieu of fractional shares pursuant to Section 3.04) promptly after the Effective Time (and in any event no later than three Business Days after the later to occur of the Effective Time and receipt by Parent of a complete list from Company of the names and addresses of its holders of record): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon receipt of the Company Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for Parent Certificates (and cash in lieu of fractional shares). Upon surrender of a Company Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Company Certificate shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to this Article III and payment of cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.04, and the Company Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes other than the payment of dividends and distributions, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 3.04. Notwithstanding any other provision of this Agreement, no interest will be paid or will accrue on any cash payable to holders of Company Certificates pursuant to the provisions of this Article III.

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to the effect of applicable escheat or similar laws, following surrender of any such Company Certificate, there shall be paid to the record holder of the Parent Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 3.02(d)) with respect to such shares of Parent Common Stock.

    (e) Transfer of Ownership. If any Parent Certificate is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a Parent Certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (f) Termination of Exchange Agent Funding. Any portion of funds (including any interest earned thereon) or Parent Certificates held by the Exchange Agent which have not been delivered to holders of Company Certificates pursuant to this Article III within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Company Certificates who have not theretofore complied with the exchange procedures outlined in and contemplated by this Section 3.02 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) only as general creditors thereof for their claim for shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions (with a record date after the Effective Time) with respect to Parent Common Stock to which they are entitled.

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

    (g) No Liability. Notwithstanding anything to the contrary in this
Section 3.02, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person in respect of any shares of Parent Common Stock or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (h) Lost, Stolen or Destroyed Company Certificates. In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, a Parent Certificate representing such shares of Parent Common Stock (and cash in lieu of fractional shares) as may be required pursuant to this Article III; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to indemnify Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

    SECTION 3.03 Stock Transfer Books.

    (a) At the Effective Time, the stock transfer books of Company shall each be closed, and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of any such stock transfer books. In the e vent of a transfer of ownership of shares of Company Common Stock that is not registered in the stock transfer records of Company at the Effective Time, a certificate or certificates representing the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 3.04 hereof, and a cash payment in the amount of dividends, if any, in accordance with
Section 3.02(d) hereof, if the certificate or certificates representing such shares of Company Common Stock is or are surrendered as provided in
Section 3.02(c) hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer tax.

    (b) Notwithstanding anything to the contrary herein, certificates surrendered for exchange by any person constituting an Affiliate of Company shall not be exchanged until Parent shall have received from such person an affiliate letter as provided in Section 7.03.

    SECTION 3.04 No Fractional Share Certificates. No scrip or fractional share Parent Certificate shall be issued upon the surrender for exchange of Company Certificates, and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a stockholder of Parent or of Surviving Corporation with respect to such fractional share interest. As promptly as practicable following the Effective Time, Parent shall deposit with the Exchange Agent an amount in cash, rounded to the nearest whole cent, sufficient for the Exchange Agent to pay each holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) by (ii) the closing price for a share of Parent Common Stock on the NNM on the first Business Day immediately prior to the Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts, net of any required withholding Taxes, to such holders of Company Common Stock, subject to and in accordance with the terms of Section 3.02 hereof.

    SECTION 3.05 Options and Warrants to Purchase Company Common Stock. At the Effective Time, the Company Stock Plan and each option granted by Company to purchase shares of Company Common Stock pursuant to the Company Stock Plan ('Company Stock Options') which is outstanding and unexercised immediately prior to the Effective Time, shall be assumed by Parent, and the Company Stock Options shall be converted into an option to purchase shares of Parent Common Stock in such number and at such exercise price as provided below and otherwise having the same terms and conditions as in effect immediately prior to the Effective Time (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms as a result of the Merger contemplated hereby and except that all references in each such Company Stock Option to Company shall be deemed to refer to Parent):

        (a) the number of shares of Parent Common Stock to be subject to the new option shall be equal to the product of (x) the number of shares of Company Common Stock subject to the original Company Stock Option immediately prior to the Effective Time and (y) the Exchange Ratio;

        (b) the exercise price per share of Parent Common Stock under the new option shall be equal to (x) the exercise price per share of Company Common Stock in effect under the original Company Stock Option immediately prior to the Effective Time divided by (y) the Exchange Ratio; and

        (c) in effecting such assumption and conversion, the aggregate number of shares of Parent Common Stock to be subject to each assumed Company Stock Option will be rounded down, if necessary, to the next whole share and the aggregate exercise price shall be rounded up, if necessary, to the next whole cent.

    The adjustments provided herein with respect to any options that are 'incentive stock options' (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of Section 424(a) of the Code. The assumption of the outstanding Company Stock Options in the Merger and their conversion into options for Parent Common Stock will not result in any accelerated vesting of those options or the shares purchasable thereunder, and the vesting schedule in effect for each Company Stock Option immediately prior to the Effective Time shall remain in full force after the assumption thereof by Parent.

    SECTION 3.06 Unvested Stock. At the Effective Time, any unvested shares of Company Common Stock awarded to employees, directors or consultants pursuant to any of the Company's plans or arrangements and outstanding immediately prior to the Effective Time shall be converted into unvested shares of Parent Common Stock in accordance with the Exchange Ratio and shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time. All outstanding rights which Company may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock shall be assigned to the Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be adjusted to reflect the Exchange Ratio.

    SECTION 3.07 Employee Stock Purchase Plan. At the Effective Time, the Company Stock Purchase Plan and each outstanding purchase right under the Company Stock Purchase Plan shall be assumed by Parent. Section 3.07 of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all holders of outstanding purchase rights under the Company Stock Purchase Plan, including the payroll deduction amount elected by each holder and the price per share of Company Common Stock at the start of the current purchase periods. On the Closing Date, Company shall deliver to Parent an updated version of such schedule, current as of such date. Each such purchase right so assumed by Parent under this Agreement shall continue to have, and be subject to, the terms and conditions set forth in the Company Stock Purchase Plan and the documents governing the outstanding purchase rights under the Company Stock Purchase Plan immediately prior to the Effective Time, except that the purchase price of shares of Parent Common Stock and the number of shares of Parent Common Stock to be issued upon the exercise of each such purchase right shall be adjusted in accordance with the Exchange Ratio (with the number of shares rounded down to the nearest whole share and the purchase price rounded up to the nearest whole cent). The assumed outstanding purchase rights under the Company Stock Purchase Plan shall be exercised at such times following the Effective Time as set forth in the Company Stock Purchase Plan, and each participant shall, accordingly, be issued shares of Parent Common Stock at such times. The Company Stock Purchase Plan, and all outstanding purchase rights thereunder, shall terminate with the exercise of the last assumed purchase right, and no additional purchase rights shall be granted under the Company Stock Purchase Plan following the Effective Time.

    SECTION 3.08 Certain Adjustments. If between the date of this Agreement and the Effective Time, (i) the outstanding shares of Parent Common Stock or Company Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, or (ii) the number of shares of Company Common Stock on a fully diluted basis is in excess of that specified in
Section 4.03 and disclosed in Section 4.03 of the Company Disclosure Schedule (regardless of whether such excess is a result of an additional issuance of capital stock or a correction to such Sections) other than changes caused by issuances of Company Common Stock pursuant to the Company Stock Purchase Plan, then the Exchange Ratio established pursuant to the provisions of Section 3.01 shall be adjusted accordingly to provide to Parent the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or increase.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Company hereby represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the Company Disclosure Schedule, all such exceptions to be referenced to a specific representation set forth in this Article IV or to otherwise be reasonably apparent to relate to representations hereof not specifically referenced, that:

    SECTION 4.01 Organization and Qualification; Subsidiaries.

    (a) Company has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the State of New York and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Company is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    (b) Company does not own an equity interest in any corporation, partnership, joint venture arrangement or other business entity.

    SECTION 4.02 Certificate of Incorporation and Bylaws. The copies of Company's certificate of incorporation and bylaws previously provided to Parent by Company are true, complete and correct copies thereof. Such certificate of incorporation and bylaws are in full force and effect. Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

    SECTION 4.03 Capitalization. The authorized capital stock of Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, no par value ('Company Preferred Stock'). As of the date hereof, (i) 15,534,000 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock are held in the treasury of Company, (iii) 2,961,000 shares of Company Common Stock are reserved for future issuance pursuant to Company Stock Options, (iv) 1,000,000 shares of Company Common Stock are reserved for issuance under the Company Stock Purchase Plan and (v) no shares of Company Preferred Stock are outstanding. The name of each holder of a Company Stock Option as of the date hereof, the grant date of each Company Stock Option, the number of shares of Company Common Stock for which each Company Stock Option is exercisable, the exercise price of each Company Stock Option and the vesting schedule of each Company Stock Option are set forth in Section 4.03 of the Company Disclosure Schedule. Except for shares of Company Common Stock issuable pursuant to Company Stock Plan or the Company Stock Purchase Plan, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Company is a party or by which Company is bound relating to the issued or unissued capital stock of Company or obligating

Company to issue or sell any shares of capital stock of, or other equity interests in, Company. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock. There are no material outstanding contractual obligations of Company to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any entity or Person.

    SECTION 4.04 Authority Relative to This Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the holders of two-thirds (2/3) of the outstanding shares of Company Common Stock entitled to vote with respect thereto at the Company Shareholders' Meeting, and the filing and recordation of the Certificate of Merger as required by New York Law). This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes legal, valid and binding obligations of Company, enforceable against Company in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors' rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

    SECTION 4.05  No Conflict; Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Company do not, and the performance by Company of its obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Company, (ii) assuming that all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Company or by which any material property or asset of Company is bound or affected or (iii) result in any material breach of or constitute a material default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any material property or asset of Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

    (b) The execution and delivery of this Agreement by Company do not, and the performance by Company of its obligations hereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Company with or notification by Company to, any Governmental Entity, except pursuant to applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the rules and regulations of the NNM, state takeover laws, the premerger notification requirements of the HSR Act, and the filing and recordation of the Certificate of Merger as required by New York Law.

    SECTION 4.06 Permits; Compliance with Laws. Company is in possession of all material franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, identification and registration numbers, approvals and orders of any Governmental Entity necessary for Company to own, lease and operate its properties or to produce, store, distribute and market its products or otherwise to carry on its business as it is now being conducted (collectively, the 'Company Permits'), and, as of the date of this Agreement, none of the Company Permits has been suspended or cancelled nor is any such suspension or cancellation pending or, to the Knowledge of Company, threatened. Company is not in conflict in any material respect with, or in material default or violation of, (i) any Law applicable to Company or by which any property or asset of Company is bound or affected or (ii) any Company Permits. Section 4.06 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all actions, proceedings, investigations or surveys pending or, to the Knowledge of Company, threatened against Company that could reasonably be expected to result in the suspension or cancellation of any other Company Permit. Since January 17, 1996, Company has not received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws.

    SECTION 4.07 SEC Filings; Financial Statements.

    (a) Company has timely filed all forms, reports, statements and documents required to be filed by it (A) with the SEC and the NNM since November 12, 1999 (collectively, together with any such forms, reports, statements and documents Company may file subsequent to the date hereof until the Closing, the 'Company Reports') and (B) with any other Governmental Entities. Each Company Report (i) was prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act or the rules and regulations of the NNM, as the case may be, and (ii) did not at the time it was filed (or, in the case of registration statements filed under the Securities Act, at the time of effectiveness) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each material form, report, statement and document referred to in clause (B) of this paragraph was prepared in all material respects in accordance with the requirements of applicable Law.

    (b) Each of the financial statements (including, in each case, any notes thereto) contained in the Company Reports was prepared in accordance with U.S. GAAP (except as may be permitted by Form 10-Q under the Exchange Act) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the financial position of Company as at the respective dates thereof and its results of operations, shareholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments).

    (c) Except as and to the extent set forth or reserved against on the balance sheet of Company as reported in the Company Reports, including the notes thereto, Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for immaterial liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 1999.

    SECTION 4.08 Absence of Certain Changes or Events. Since December 31, 1999, Company has conducted its business in all material respects only in the ordinary course consistent with past practice and, since such date, there has not been
(i) any Company Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of Company's obligations pursuant to this Agreement and the consummation of the Merger by Company, (iii) any material change by Company in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of Company Common Stock or any redemption, purchase or other acquisition of any of Company's securities, (v) except for changes in the ordinary course of business consistent with past practice that only affect non-officer employees of the Company, any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any employees, officers, consultants or directors of Company, (vi) any issuance or sale of any stock, notes, bonds or other securities other than pursuant to offerings registered under the Securities Act or pursuant to the exercise of outstanding securities, or entering into any agreement with respect thereto, (vii) any amendment to the Company's certificate of incorporation or bylaws,

(viii) other than in the ordinary course of business consistent with past practice, any (x) purchase, sale, assignment or transfer of any material assets,
(y) mortgage, pledge or existence of any lien, encumbrance or charge on any material assets or properties, tangible or intangible, except for liens for Taxes not yet delinquent and such other liens, encumbrances or charges which do not, individually or in the aggregate, have a Company Material Adverse Effect, or (z) waiver of any rights of material value or cancellation or any material debts or claims, (ix) any incurrence of any material liability (absolute or contingent), except for current liabilities and obligations incurred in the ordinary course of business consistent with past practice, (x) any incurrence of any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the business or properties of Company, or (xi) any entering into any transaction of a material nature other than in the ordinary course of business, consistent with past practice.

    SECTION 4.09 Employee Benefit Plans; Labor Matters.

    (a) The Company Disclosure Schedule lists each employee benefit fund, plan, program, arrangement and contract (including, without limitation, any 'pension' plan, fund or program, as defined in Section 3(2) of ERISA, and any 'employee benefit plan,' as defined in Section 3(3) of ERISA and any plan, program, arrangement or contract providing for severance; medical, dental or vision benefits; life insurance or death benefits; disability benefits, sick pay or other wage replacement; vacation, holiday or sabbatical; pension or profit-sharing benefits; stock options or other equity compensation; bonus or incentive pay or other material fringe benefits), whether written or not ('Benefit Plans'), maintained, sponsored or contributed to or required to be contributed to by Company (the 'Company Benefit Plans'). With respect to each Company Benefit Plan, Company has delivered or made available to Parent a true, complete and correct copy of (i) such Company Benefit Plan (of, if not written, a written summary of its material terms) and the most recent summary plan description, if any, related to such Company Benefit Plan, (ii) each trust agreement or other funding arrangement, if any, relating to such Company Benefit Plan, (iii) the most recent annual report (Form 5500), if any, filed with the IRS with respect to such Company Benefit Plan (and, if the most recent annual report is a Form 5500R, the most recent Form 5500C filed with respect to such Company Benefit Plan), (iv) the most recent actuarial report or financial statement, if any, relating to such Company Benefit Plan and (v) the most recent determination, notification, advisory or opinion letter, issued by the IRS with respect to such Company Benefit Plan and any pending request for such a determination letter. Company nor, to the Knowledge of Company, any other person or entity, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

    (b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable laws, including ERISA and the Code, and all contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of Company, there exists no condition or set of circumstances in connection with which Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.

    (c) Company on behalf of itself and each Company ERISA Affiliate (as defined below) hereby represents that: (i) each Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(5) of the Code has received a favorable determination, notification, advisory or opinion letter from the IRS as to its qualified status, and each trust established in connection with any Company which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and to the Knowledge of Company no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust;
(ii) to the Knowledge of Company there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Plan that could result in liability to the Company and (iii) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability (other than (A) liability for ordinary administrative expenses typically incurred in a termination event or (B) liability for the accrued benefits as of the date of such termination to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. No suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

    (d) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of Part 3 of Title I of ERISA or Section 412 of the Code and neither the Company nor any other trade or business (whether or not incorporated) that is under 'common control' with Company (within the meaning of ERISA Section 4001) or with respect to which Company could otherwise incur liability under Title IV of ERISA (a 'Company ERISA Affiliate') has sponsored or contributed to or been required to contribute to a multiemployer pension plan or other pension plan subject to Title IV of ERISA. No material liability under Title IV of ERISA has been incurred by Company or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Company of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of the assets of Company is, or may reasonably be expected to become, the subject of any lien arising under ERISA or
Section 412(n) of the Code.

    (e) Company has delivered to Parent true, complete and correct copies of (i) all employment agreements with officers and all consulting agreements of Company providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of Company with or relating to their respective employees, directors or consultants, and (iii) all plans, programs, agreements and other arrangements of Company with or relating to their respective employees, directors or consultants which contain 'change of control' provisions. No payment or benefit which may be required to be made by Company or which otherwise may be required to be made under the terms of any Company Benefit Plan or other arrangement will constitute a parachute payment under Code
Section 280(G)(1), and the consummation of the transactions contemplated by this Agreement will not, alone or in conjunction with any other possible event (including termination of employment), (i) entitle any current or former employee or other service provider of Company to severance benefits or any other payment, compensation or benefit (including forgiveness of indebtedness), except as expressly provided by this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due any such employee or service provider.

    (f) Company is not a party to, and has no obligations under or with respect to, any collective bargaining or other labor union contract applicable to persons employed by Company and no collective bargaining agreement is being negotiated by Company or any person or entity that may obligate the Company thereunder. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Company pending or, to the Knowledge of Company, threatened which may interfere with the respective business activities of Company. As of the date of this Agreement, to the Knowledge of Company, none of Company or any of its representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of Company, and there is no charge or complaint against Company by the National Labor Relations Board or any comparable Governmental Entity pending or threatened in writing.

    (g) Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. To the Knowledge of Company, Company and the Company ERISA Affiliates are in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ('COBRA') and the regulations (including proposed regulations) thereunder and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

    SECTION 4.10 Certain Tax Matters. Neither Company nor, to the Knowledge of Company, any of its Affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that could be expected to prevent the Merger from constituting a 'reorganization' under Section 368 of the Code. Company is not aware of any agreement or plan to which Company or any of its Affiliates is a party or other circumstances relating to Company or any of its Affiliates that could reasonably be expected to prevent the Merger from so qualifying as a reorganization under Section 368 of the Code.

    SECTION 4.11 Contracts. Except for the contracts and agreements described in
Section 4.11 of the Company Disclosure Schedule (collectively, the 'Listed Contracts'), Company is not a party to any of the following:

    (a) any list owners agreement, purchase agreement and bill of sale relating to the purchase of e-mail user lists, customer marketing agreement (or similar agreement with brokers) or agreement with non-standard payment terms, in each case, which ranks in Company's 25 largest customer or supplier relationships, as measured by dollar value, for each of these categories of agreements;

    (b) any continuing contract for the purchase of materials, supplies, equipment or services involving in the case of any such contact more than $100,000 over the life of the contract;

    (c) any contract that expires more than one year after the date of this Agreement or any contract that may be renewed at the option of any person other than the Company so as to expire more than one year after the date of this Agreement;

    (d) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP in excess of $100,000;

    (e) any contract for capital expenditures in excess of $100,000 in the aggregate;

    (f) any contract limiting the freedom of Company to engage in any line of business or to compete with any other corporation, partnership, limited liability company, trust, individual or other entity, or any confidentiality, secrecy or non-disclosure contract or any contract that may be terminable as a result of Parent's status as a competitor of any party to such contract;

    (g) any contract pursuant to which Company is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, pursuant to which payments in excess of $100,000 remain outstanding;

    (h) any contract with an Affiliate;

    (i) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person other than customary customer agreements made in the ordinary course of business; or

    (j) any employment contract, arrangement or policy (including without limitation any collective bargaining contract or union agreement) which may not be immediately terminated without penalty (or any augmentation or acceleration of benefits).

    Company has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of any Listed Contract. Each of the Listed Contracts is valid and binding and in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to Company, or to the Knowledge of Company, with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Listed Contract. True, correct and complete copies of all Listed Contracts have been delivered to Parent.

    SECTION 4.12 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of Company, threatened against Company that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially interfere with Company's ability to consummate the transactions contemplated hereby, and, to the Knowledge of Company, there are no existing facts or circumstances that could reasonably be expected to result in such a suit, claim, action, proceeding or investigation. Company is not aware of any facts or circumstances which could reasonably be expected to result in the denial of insurance coverage under policies issued to Company in respect of such suits, claims, actions, proceedings and investigations, except in any case as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Company is not subject to any outstanding order, writ, injunction or decree which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially interfere with Company's ability to consummate the transactions contemplated hereby.

    SECTION 4.13 Environmental Matters. Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company is in compliance with all applicable Environmental Laws and all Company Permits required by Environmental Laws; (ii) all past noncompliance of Company with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability; and (iii) Company has not released a Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by Company in violation of any Environmental Law.

    SECTION 4.14 Intellectual Property.

    (a) All patents (including, without limitation, all U.S. and foreign patents, patent applications, patent disclosures, and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof), design rights, trademarks, trade names and service marks (whether or not registered), trade dress, Internet domain names, copyrights (whether or not registered) and any renewal rights therefor, technology, supplier lists, trade secrets, know-how, computer software programs or applications in both source and object code form, technical documentation of such software programs, statistical models, supplier lists, e-mail lists, inventions, sui generis database rights, databases, data ('Technical Documentation'), registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials that are or have been used (including without limitation in the development of) Company's business and/or in any product, technology or process (i) currently being or formerly manufactured, published, marketed or used by Company or (ii) previously or currently under development for possible future manufacturing, publication, marketing or other use by Company are hereinafter referred to as the 'Company Intellectual Property.'

    (b) Section 4.14(b) of the Company Disclosure Schedule contains a true and complete list of Company's patents, patent applications, registered trademarks, trademark applications, common law trademarks, trade names, registered service marks, service mark applications, common law service marks, material Internet domain names, Internet domain name applications, copyright registrations and applications and other filings and formal actions made or taken pursuant to Federal, state, local and foreign laws by Company to protect its interests in Company Intellectual Property, and includes details of all due dates for further filings, maintenance, payments or other actions falling due in respect of Company Intellectual Property within twelve (12) months of the Closing Date. All of Company's patents, patent applications, registered trademarks, trademark applications, registered service marks and service mark registrations, and registered copyrights remain in good standing with all fees and filings due as of the Closing Date duly made and the due dates specified in the Company Disclosure Schedule are accurate and complete in all material respects.

    (c) Section 4.14(c) of the Company Disclosure Schedule contains a true and complete list of the registrations that Company has obtained anywhere in the World in relation to the processing of data. Company has made all such registrations which it is required to have made and is in good standing with respect to such registrations with all fees due as of the Effective Time duly made. Company has received Valid Consents from all persons who have provided personal information which are sufficient to give Company (i) the right to use such personal information for the purposes of conducting Company's current activities, and Company's future activities to the extent such future activities are already planned, and (ii) the right to assign the personal information and the applicable consents to Parent. For the purposes of this Section 4.14(c), 'Valid Consents' shall mean consents obtained (i) for persons aged 13 and over, using Company's double opt-in method by which the persons providing personal information to Company have both (a) indicated their consent by checking a box which signifies his or her desire to have his or her personal information registered with the site and used by Company, and (b) thereafter responded to a confirmatory e-mail message to signify his or her desire to have his or her personal information registered with the site and used by Company and (ii) for persons under the age of 13, in accordance with the Children's Online Privacy Protection Act of 1998. Company has not used any personal information without or beyond the scope of a Valid Consent. Company has placed all personal information relating to persons who have signified that they do not grant or later revoke a Valid Consent in an unsubscribed archive file where such data is stored but not used by Company. Company has not collected and maintains no personal information about persons outside the United States in violation of any local, state or federal law.

    (d) Company Intellectual Property consists solely of items and rights which are: (i) owned by Company; (ii) in the public domain; or (iii) rightfully used by Company pursuant to a valid license (the 'Company Licensed Intellectual Property'), the parties and date of each such license agreement (each, a 'License Agreement') being set forth on Section 4.14(c) of the Company Disclosure Schedule. Company has all rights in Company Intellectual Property necessary to carry out Company's current activities (and had all rights necessary to carry out its former activities at the time such activities were being conducted), including without limitation, to the extent required to carry out such activities, rights to make, use, reproduce, modify, adopt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent and lease and, other than with respect to the Company Licensed Intellectual Property, assign and sell, the Company Intellectual Property.

    (e) The reproduction, manufacturing, distribution, licensing, sublicensing, sale, use or any other exercise of rights in any Company Intellectual Property, product, service, work, technology or process as now used or offered or proposed for use, licensing or sale by Company does not infringe on any copyright, trade secret, trademark, service mark, trade name, trade dress, firm name, Internet domain name, logo, mask work or other proprietary or personal right of any person or, to the actual knowledge of Company, the patent of any person anywhere in the world. No claims (i) challenging the validity, effectiveness or, other than with respect to the Company Licensed Intellectual Property, ownership by Company of any of the Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, service, work, technology or process as now used or offered or proposed for use, licensing, sublicensing, use or sale by Company infringes or will infringe on any intellectual property or other proprietary or personal right of any person have been asserted or, to the Knowledge of Company, are threatened by any person, nor are there, to the Knowledge of Company, any valid grounds for any bona fide claim of any such kind. All registered, granted or issued patents, trademarks, Internet domain names and copyrights held by Company are subsisting and, to the Knowledge of Company, enforceable. To the Knowledge of Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third party, employee or former employee.

    (f) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of the Company Intellectual Property on behalf of Company, have executed nondisclosure agreements in the form set forth in Section 4.14(f) of the Company Disclosure Schedule and either (i) have been a party to a 'work-for-hire' arrangement or agreements with Company in accordance with applicable national and state law that has accorded Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor or Company as assignee that have conveyed to Company effective and exclusive ownership of all tangible and intangible property thereby arising.

    (g) Company is not, nor as a result of the execution or delivery of this Agreement, or performance of Company's obligations hereunder, will Company be, in violation of any license, sublicense, agreement or instrument relating to Company Intellectual Property to which Company is a party or otherwise bound, nor will execution or delivery of this Agreement, or performance of Company's obligations hereunder, cause the diminution, termination or forfeiture of any Company Intellectual Property.

    (h) Section 4.14(h) of the Company Disclosure Schedule contains a true and complete list of all of Company's software programs (the 'Company Software Programs'). Except with respect to software or technology licensed by Company (to which Company holds appropriate and valid licenses), Company owns full and unencumbered right and good, valid and marketable title to such Company Software Programs free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, encumbrances or charges of any kind.

    (i) The source code and system documentation relating to the Company Software Programs (i) have at all times been maintained in strict confidence,
(ii) have been disclosed by Company only to employees who have a 'need to know' the contents thereof in connection with the performance of their duties to Company and who have executed the nondisclosure agreements referred to in
Section 4.14(f), and (iii) have not been disclosed to any third party, except those third parties set forth in Section 4.14(i) of the Company Disclosure Schedule who have executed nondisclosure agreements with Company.

    (j) Company has taken all reasonable steps, in accordance with normal industry practice, to preserve and maintain complete notes and records relating to Company Intellectual Property to cause the same to be readily understood, identified and available.

    (k) The Company Software Programs (i) have been designed to ensure year 2000 compatibility, which includes, but is not limited to, date data century recognition, and calculations that accommodate same century and multi-century formulas and date values; (ii) operate and will operate in accordance with their specifications prior to, during and after the calendar year 2000 AD; and (iii) shall not end abnormally or provide invalid or incorrect results as a result of date data, specifically including date data which represents or references different centuries or more than one century.

    (l) The Company Intellectual Property is free and clear of any and all mortgages, pledges, liens, security interests, conditional sale agreements, charges or encumbrances of any kind.

    (m) Company does not owe any royalties or other payments to third parties in respect of Company Intellectual Property. All royalties or other payments set forth in Section 4.14(m) of the Company Disclosure Schedule that have accrued prior to the Effective Time have been paid.

    (n) Company uses commercially reasonable efforts to regularly scan the Company Software Programs and the Company Intellectual Property with 'best-in-class' virus detection software. To the Knowledge of Company, the Company Software Programs and other Company Intellectual Property contain no 'viruses.' For the purposes of this Agreement, 'virus' means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the Knowledge of Company, none of the foregoing contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which causes the software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any party.

    (o) Company has implemented all reasonable steps which are known in the information systems industry in the physical and electronic protection of its information assets from unauthorized disclosure, use or modification. Section 4.14(o) of the Company Disclosure Schedule sets forth (i) each breach of security of which Company is aware, (ii) its known or anticipated consequences, and (iii) the steps Company has taken to remedy such breach.

    SECTION 4.15 Taxes.

    (a) Company and any consolidated, combined, unitary or aggregate group for Tax purposes of which Company is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. Company has provided adequate accruals in accordance with generally accepted accounting principles in its latest financial statements included in the Company Reports for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. Other than Taxes incurred in the ordinary course of business, Company has no material liability for unpaid Taxes accruing after the date of the Company's latest financial statements included in the Company Reports.

    (b) There is (i) no material claim for Taxes that is a lien against the property of Company or is being asserted against Company other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Company being conducted by a Tax Authority; (iii) no extension of the statute of limitations on the assessment of any Taxes granted by Company and currently in effect, and
(iv) no agreement, contract or arrangement to which Company is a party that may result in the payment of any amount that would not be deductible by reason of
Section 280G or Section 404 of the Code.

    (c) There has been no change in ownership of Company that has caused the utilization of any losses of such entities to be limited pursuant to Section 382 of the Code, and any loss carryovers reflected on the latest financial statements included in the Company Reports are properly computed and reflected.

    (d) Company has not been and will not be required by reason of the Merger to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

    (e) Company has not filed and will not file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to Company.

    (f) Company is not a party to any Tax sharing or Tax allocation agreement nor does Company have any liability or potential liability to another party under any such agreement.

    (g) Company has not filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

    (h) Company has not ever been a member of a consolidated, combined or unitary group of which Company was not the ultimate parent corporation.

    (i) Company has in its possession receipts for any Taxes paid to foreign Tax authorities. Company has not ever been a 'personal holding company' within the meaning of Section 542 of the Code or a 'United Sates real property holding corporation' within the meaning of Section 897 of the Code.

    SECTION 4.16 Insurance. Company is presently insured, and since its inception has been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Company, in Company's reasonable estimation, provide adequate coverage against loss. Company has heretofore furnished to Parent a complete and correct list as of the date hereof of all insurance policies maintained by Company, and has made available to Parent complete and correct copies of all such policies, together with all riders and amendments thereto. All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof. Company has complied in all material respects with the terms of such policies.

    SECTION 4.17 Properties. Company has good and marketable title, free and clear of all material mortgages, liens, pledges, charges or other encumbrances to all their material tangible properties and assets, whether tangible or intangible, real, personal or mixed, reflected in the Company's financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as being owned by Company as of the date thereof, other than (i) any properties or assets that have been sold or otherwise disposed of in the ordinary course of business since the date of such financial statements, (ii) liens disclosed in the notes to such financial statements, and (iii) liens arising in the ordinary course of business after the date of such financial statements. All buildings, and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis, held under leases or sub-leases by Company are held under valid instruments enforceable in accordance with their respective terms, subject to applicable laws of bankruptcy, insolvency or similar laws relating to creditors' rights generally and to general principles of equity (whether applied in a proceeding in law or equity). Substantially all of Company's equipment in regular use which is material to the operation of Company has been reasonably maintained and is in serviceable condition, reasonable wear and tear excepted.

    SECTION 4.18 Affiliates. Section 4.18 of the Company Disclosure Schedule sets forth the names and addresses of each person who is, in Company's reasonable judgment, an Affiliate (as such term is used in Rule 145 under the Securities Act) of Company.

    SECTION 4.19 Opinion of Financial Advisor. BancBoston Robertson Stephens Inc. ('Robertson Stephens') has delivered to the board of directors of Company its written opinion to the effect that, as of the date hereof, the Exchange Ratio is fair to the holders of shares of Company Common Stock from a financial point of view.

    SECTION 4.20 Brokers. No broker, finder or investment banker (other than Robertson Stephens and Friedman, Billings, Ramsey & Co., Inc.) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company. Company has heretofore made available to Parent true, complete and correct copies of all agreements between Company and Robertson Stephens pursuant to which such firm would be entitled to any payment relating to the Merger.

    SECTION 4.21 Certain Business Practices. Neither Company nor any directors, officers, agents or employees of Company (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

    SECTION 4.22 Section 912 of New York Law Not Applicable. The board of directors of Company has approved the Merger, this Agreement and the Shareholders' Agreement, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the Shareholders' Agreement and the transactions contemplated by this Agreement and the Shareholders' Agreement the provisions of Section 912 of New York Law. To the Knowledge of Company, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Shareholders' Agreement or the transactions contemplated by this Agreement and the Shareholders' Agreement.

    SECTION 4.23 Business Activity Restriction. There is no non-competition or other similar agreement, commitment, judgment, injunction, order or decree to which Company is a party or subject to that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of business by Company in any material respect. Company has not entered into any agreement under which Company is restricted in any material respect from selling, licensing or otherwise distributing any of its technology or products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business.

    SECTION 4.24 Privacy. Company is, and has always been, in compliance with its then-current privacy policy, including those posted on Company's Web site(s). Company has conducted its business and maintained its data at all times in accordance with (i) the standards promulgated by the Online Privacy Alliance,
(ii) the standards promulgated by the Direct Marketing Association, and (iii) all applicable Federal, state and other laws, including, but not limited to, those relating to the use of information collected from or about consumers. Company is, and has always been, in compliance with its customers' privacy policies, when required to do so by contract.

                                   ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF PARENT

    Parent hereby represents and warrants to Company that:

    SECTION 5.01 Organization and Qualification; Subsidiaries. Parent and Merger Sub have each been duly organized and each is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    SECTION 5.02 Certificate of Incorporation and Bylaws. The copies of each of Parent's and Merger Subs' certificate of incorporation and bylaws previously provided to Company by Parent are true, complete and correct copies thereof. Such certificates of incorporation and bylaws are in full force and effect.

    SECTION 5.03 Capitalization.

    (a) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, no par value ('Parent Preferred Stock'). As of the close of business on September 18, 2000,
(i) 122,867,958 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Common Stock are held in the treasury of the Company, (iii) no shares of Parent Common Stock are held by any directly owned or indirectly owned subsidiary of Parent, including Merger Sub (each a 'Parent Subsidiary'), and (iv) no shares of Parent Preferred Stock are issued and outstanding. Except for the shares of Parent Common Stock issuable pursuant to the Parent Stock Plans and shares of Parent Common Stock issuable upon conversion of the Parent Convertible Notes, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent is a party or by which Parent is bound relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Common Stock. Except as have been otherwise publicly disclosed by Parent, there are no material outstanding contractual obligations of Parent to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other Person.

    (b) All of the shares of Parent Common Stock to be issued (i) in connection with the Merger, when issued in accordance with this Agreement, and (ii) upon the conversion of any Company Stock Option into an option to purchase shares of Parent Common Stock in accordance with Section 3.05, when issued upon exercise thereof following the Effective Time, will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights or similar contractual rights granted by Parent.

    SECTION 5.04 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate such transactions (other than the consent of Parent as sole shareholder of Merger Sub and the filing and recordation of the Certificate of Merger as required by New York Law). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors' rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

    SECTION 5.05 No Conflict; Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or any equivalent organizational documents of any Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.05(b) have been obtained and all filings and notifications described in
Section 5.05(b) have been made, conflict with or violate any Law applicable to Parent or any other Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) result in any material breach of or constitute a material default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any material property or asset of Parent or any Parent Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

    (b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Parent with or notification by Parent to, any Governmental Entity, except pursuant to applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the rules and regulations of the NNM, state takeover laws, the premerger notification requirements of the HSR Act, if any, and the filing and recordation of the Certificate of Merger as required by New York Law.

    SECTION 5.06 SEC Filings; Financial Statements.

    (a) Parent has timely filed all forms, reports, statements and documents required to be filed by it (A) with the SEC and the NNM since February 20, 1998 (collectively, together with any such forms, reports, statements and documents Parent may file subsequent to the date hereof until the Closing, the 'Parent Reports') and (B) with any other Governmental Entities. Each Parent Report
(i) was prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act or the NNM, as the case may be, and
(ii) did not at the time it was filed (or, in the case of registration statements filed under the Security Act, at the time of effectiveness) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each material form, report, statement and document referred to in clause (B) of this paragraph was prepared in all material respects in accordance with the requirements of applicable Law. No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NNM, any other stock exchange or any other comparable Governmental Entity.

    (b) Except as is provided in the Parent Reports, each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports was prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of Parent and the consolidated Parent Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments).

    (c) Except as and to the extent set forth or reserved against on the consolidated balance sheet of Parent and the Parent Subsidiaries as reported in the Parent Reports, including the notes thereto, none of Parent or any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 1999 that have not had and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    SECTION 5.07 Certain Tax Matters. Neither Parent nor, to the Knowledge of Parent, any of its Affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that could reasonably be expected to prevent the Merger from constituting a 'reorganization' under Section 368 of the Code. Parent is not aware of any agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from so qualifying as a reorganization under Section 368 of the Code.

    SECTION 5.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

                                   ARTICLE VI
                                   COVENANTS

    SECTION 6.01 Conduct of Business by Company Pending the Closing. Company agrees that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, unless Parent shall otherwise agree in writing, (x) the business of Company shall be conducted only in, and Company shall not take any action except in, the ordinary course of business consistent with past practice and (y) Company shall use best efforts to keep available the services of such of the current officers, significant employees and consultants of Company and to preserve the current relationships of Company with such of the corporate partners, customers, suppliers and other persons with which Company has significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, Company shall not, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

    (a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

    (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of, (i) any shares of capital stock of Company of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement or pursuant to the Company Stock Purchase Plan or (ii) any material property or assets of Company except sales of inventory in the ordinary course of business consistent with past practice and the providing of opt-in e-mail addresses to direct marketers and brokers by Company in the ordinary course of business;

    (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or Person or any division thereof; (ii) incur any indebtedness for borrowed money (other than in de minimus amounts) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money or make any loans or advances material to the business, assets, liabilities, financial condition or results of operations of Company; (iii) terminate, cancel or request any material change in, or agree to any material change in, any Company Listed Contract or other License Agreement;
(iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that have been described in the Disclosure Schedule and that are not, in the aggregate, in excess of $250,000 for Company; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 6.01(c);

    (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

    (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

    (f) amend or change the period (or permit any acceleration, amendment or change) of exercisability of options granted under the Company Stock Plan or authorize cash payments in exchange for any Company Stock Options granted under the Company Stock Plan;

    (g) amend the terms of, repurchase, redeem or otherwise acquire any of its securities or propose to do any of the foregoing;

    (h) increase the compensation payable or to become payable to its directors, officers, consultants or employees, grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of Company that would be triggered by the Merger with, any director, officer, consultant or other employee of Company who is not currently entitled to such benefits from the Merger, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee of Company, except to the extent required by applicable Law or the terms of a collective bargaining agreement, or enter into or amend any contract, agreement, commitment or arrangement between Company and any of Company's directors, officers, consultants or employees;

    (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against on the balance sheet of Company dated as of June 30, 2000 included in Company's quarterly report on Form 10-Q for the period then ended;

    (j) except as required by any Governmental Entity, make any change with respect to Company's accounting policies, principles, methods or procedures, including, without limitation, revenue recognition policies, other than as required by U.S. GAAP;

    (k) make any Tax election or settle or compromise any Tax liability; or

    (l) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing or to take any action which would make any of the representations or warranties of Company contained in this Agreement untrue or incorrect or prevent Company from performing or cause Company not to perform its covenants hereunder in any material respect or result in any of the conditions to the Merger set forth herein not being satisfied or prevent Company from performing or cause Company not to perform its covenants hereunder.

    SECTION 6.02 Notices of Certain Events.

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

    (a) Each of Parent and Company shall give prompt notice to the other of
(i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; (iii) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting Parent or Company, respectively, or that relate to the consummation of the Merger; (iv) the occurrence of a default or event that, with the giving of notice or lapse of time or both, will become a default under any Parent Listed Contract or Company Listed Contract, respectively; and (v) any change that could reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, respectively, or to delay or impede the ability of either Parent or Company, respectively, to perform their respective obligations pursuant to this Agreement and to effect the consummation of the Merger.

    SECTION 6.03 Access to Information; Confidentiality.

    (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or Company is a party or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, Parent and Company shall
(i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, 'Representatives')) access at reasonable times upon prior notice to its and its subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning its and its subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made in this Agreement.

    (b) The parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement with respect to the information disclosed pursuant to this Section 6.03.

    SECTION 6.04 No Solicitation of Transactions.

    (a) Until this Agreement has been terminated as provided herein, Company shall not, directly or indirectly, and shall cause its Representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of Company's Representatives or subsidiaries, or any Representative retained by Company's subsidiaries, to take any such action; provided, however, that nothing contained in this Agreement, including this
Section 6.04, shall prohibit the Company or the board of directors of Company
(i) from complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act with regard to a tender or exchange offer not made in violation of this
Section 6.04, (ii) referring any third party to this Section 6.04 or making a copy of this Section 6.04 available to any third party solely in response to an unsolicited inquiry; (iii) prior to receipt of the approval by the shareholders of Company of this Agreement and the Merger, from providing information (subject to a confidentiality agreement at least as restrictive as the Confidentiality Agreement) in connection with, and negotiating, another unsolicited, bona fide proposal regarding a Competing Transaction that (i) Company's board of directors shall have concluded in good faith, based upon the advice of independent outside counsel of nationally recognized reputation (who may be the Company's regularly engaged independent legal counsel), that such action is necessary to prevent Company's board of directors from violating its fiduciary duties to the Company or its shareholders under applicable law, (ii) with respect to which Company's board of directors shall have determined, based upon the advice of Company's independent financial advisors of nationally recognized reputation (who may be the Company's regularly engaged independent financial advisors), in the proper exercise of its fiduciary duties to the Company and its shareholders that the acquiring party is reasonably capable of consummating such Competing Transaction on the terms proposed, and (iii) Company's board of directors reasonably believes in good faith, based on the advice of the Company's independent financial advisors of nationally recognized reputation (who may be the Company's regularly engaged independent financial advisors), that such Competing Transaction is more favorable to the shareholders of the Company from a financial point of view than the Merger, that such Competing Transaction is more favorable to the shareholders of Company than the Merger taking into account all the terms and conditions of the Competing Transaction and the Merger (any such Competing Transaction being referred to herein as a 'Superior Proposal'). Any violation of the restrictions set forth in this Section 6.04 by any Representative of Company, whether or not such Person is purporting to act on behalf of Company or otherwise, shall be deemed to be a breach of this Section 6.04 by Company. Company shall notify Parent promptly if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made, such notice to include the identity of the person making such proposal, offer, inquiry or contact, and the terms of such Competing Transaction, and shall keep Parent apprised, as promptly as reasonably practicable, of any modifications to the terms thereof. Prior to accepting a Company Superior Proposal, Company shall provide Parent with 24 hours' written notice of such intention. Notwithstanding the foregoing, nothing contained in this Section 6.04 shall prevent the Board of Directors of Company from withdrawing or modifying its recommendation of this Agreement, provided that the Company has complied with this Section 6.04, following the receipt of a proposal that constitutes, or may reasonably be expected to lead to, a Competing Transaction if the Board of Directors of the Company, after consultation with independent legal counsel (who may be the Company's regularly engaged independent legal counsel) determines in good faith that such action is necessary for the directors of Company to comply with their fiduciary duties to the Company or its shareholders under applicable law.

    (b) Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

    SECTION 6.05 Tax-Free Transaction.

    (a) From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying as a 'reorganization' under Section 368(a) of the Code.

    (b) Each of Company and Parent shall execute and deliver to the other a certificate, in form reasonably acceptable to Company and Parent, as the case may be, signed by an officer of Company or Parent, as the case may be, setting forth factual representations and covenants that will serve as a basis for the tax opinion required under Section 8.02(c) hereof. Company shall use its reasonable efforts to obtain a tax opinion that would satisfy the condition to the Closing set forth in Section 8.02(c).

    SECTION 6.06 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

    SECTION 6.07 Further Action; Consents; Filings.

    (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or Company in connection with the authorization, execution and delivery of this Agreement

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

and the consummation of the Merger and (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Merger required under (A) the rules and regulations of the NNM, (B) the Securities Act, the Exchange Act and any other applicable Federal or state securities Laws, (C) the HSR Act, if any, and (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling parties and their advisors prior to filing, and none of the parties shall file any such document if any of the other parties shall have reasonably objected to the filing of such document. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent and agreement of the other parties hereto, which consent shall not be unreasonably withheld or delayed.

    (b) Each of Company and Parent will give any notices to third persons, and use, and cause their respective subsidiaries to use, reasonable efforts to obtain any consents from third persons necessary, proper or advisable (as determined in good faith by Parent with respect to such notices or consents to be delivered or obtained by Company) to consummate the transactions contemplated by this Agreement.

    SECTION 6.08 Additional Reports. Company and Parent shall each furnish to the other copies of any reports of the type referred to in Sections 4.07 and 5.06, which it files with the SEC on or after the date hereof, and Company and Parent, as the case may be, covenant and warrant that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present in all material respects the financial position of Company and its consolidated subsidiaries or Parent and its consolidated subsidiaries, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information including therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and U.S. GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

    SECTION 6.09 Tax Information. Company shall provide the following information to Parent not later than two weeks after the date of this Agreement:
(i) a complete list of the types of Tax Returns being filed by Company in each taxing jurisdiction, (ii) a list of all closed years with respect to each such type of Tax Return filed in each jurisdiction, (iii) a list of any deferred intercompany gain with respect to transactions to which Company has been a party and (iv) a list of the acquisition date, original cost, accumulated depreciation, adjusted tax basis and methods of depreciation for all depreciable and amortizable assets of the Company. Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of Company's Tax Returns and other records and workpapers relating to Taxes.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

    SECTION 7.01 Registration Statement; Proxy Statement.

    (a) As promptly as practicable after the execution of this Agreement, Parent and Company shall jointly prepare and shall file with the SEC a document or documents that will constitute (i) the prospectus forming part of the registration statement on Form S-4 of Parent (together with all amendments thereto, the 'Registration Statement'), in connection with the registration under the Securities Act of Parent Common Stock to be issued to Company's shareholders pursuant to the Merger and (ii) the proxy statement with respect to the Merger relating to the special meeting of Company's shareholders to be held to consider approval and adoption of this Agreement and the

Merger (the 'Company Shareholders' Meeting') (together with any amendments thereto, the 'Proxy Statement'). Copies of the Proxy Statement shall be provided to the NNM in accordance with its rules. Each of the parties hereto shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable after the date hereof, and, prior to the effective date of the Registration Statement, the parties hereto shall take all action required under any applicable Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Parent or Company, as the case may be, shall furnish all information concerning Parent or Company as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Each of Parent and Company shall notify the other of the receipt of any comments from the SEC on the Registration Statement and the Proxy Statement and of any requests by the SEC for any amendments or supplements thereto or for additional information and shall provide to each other promptly copies of all correspondence between Parent, Company or any of their representatives and advisors and the SEC. As promptly as practicable after the effective date of the Registration Statement, the Proxy Statement shall be mailed to the shareholders of Company. Each of the parties hereto shall cause the Proxy Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act and (iii) the rules and regulations of the NNM.

    (b) The Proxy Statement shall include with respect to Company and its shareholders, (i) the approval and adoption of the Merger and the recommendation of the board of directors of Company to Company's shareholders that they vote in favor of approval of this Agreement and the Merger, subject to the right of the board of directors of Company to withdraw its recommendation and recommend a Superior Proposal in compliance with Section 6.04 of this Agreement, and
(ii) the opinion of Robertson Stephens referred to in Section 4.19.

    (c) No amendment or supplement to the Proxy Statement or the Registration Statement shall be made without the approval of Parent and Company, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

    (d) None of the information supplied by Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or other regulatory agency and, in addition, (A) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to shareholders of Company, at the time of the Company Shareholders' Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Company, or their respective officers or directors, should be discovered by Company that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Company shall promptly inform Parent. All documents that Company is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

    (e) None of the information supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or other regulatory agency and, in addition, (A) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to shareholders of Company, at the time of Company Shareholders' Meeting and at the Effective Time and (B) in the case of the Registration

Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any Parent Subsidiary, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

    SECTION 7.02 Company Shareholders' Meeting. Subject to the provisions of
Section 6.04 and 9.01 herein, Company shall call and hold the Company Shareholders' Meeting as promptly as practicable after the date hereof for the purpose of voting upon the approval of this Agreement and the Merger pursuant to the Proxy Statement, and Company shall use all reasonable efforts to hold the Company Shareholders' Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Unless Company's board of directors has withdrawn its recommendation of this Agreement and the Merger in compliance with Section 6.04, Company shall use all reasonable efforts to solicit from its shareholders proxies in favor of the approval and adoption of this Agreement and the Merger pursuant to the Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of shareholders required by New York Law or applicable other stock exchange requirements to obtain such approval. Company shall take all other action necessary or, in the reasonable opinion of Parent, advisable to promptly and expeditiously secure any vote or consent of shareholders required by applicable Law and Company's certificate of incorporation and bylaws to effect the Merger. Subject to the right of Company to terminate this Agreement set forth in Section 9.01 hereof, Company shall call and hold the Company Shareholders' Meeting for the purpose of voting upon the approval and adoption of this Agreement and the Merger whether or not Company's board of directors at any time subsequent to the date hereof determines that this Agreement is no longer advisable or recommends that Company's shareholders reject it.

    SECTION 7.03 Affiliates. Company will use reasonable efforts to obtain an executed letter agreement substantially in the form of Annex C hereto from
(i) each person identified in Section 4.18 of the Company Disclosure Schedule within 15 days following the execution and delivery of this Agreement and
(ii) from any person who, to the Knowledge of Company, may be deemed to have become an Affiliate of Company after the date of this Agreement and prior to the Effective Time as soon as practicable after attaining such status. The foregoing notwithstanding, Parent shall be entitled to place legends as specified in the Affiliate Agreement on the certificates evidencing any of the Parent Common Stock to be received by (i) any Affiliate of Company or (ii) any person Parent reasonably identifies (by written notice to Company) as being a person who may be deemed an 'affiliate' within the meaning of Rule 145 promulgated under the Securities Act, and to issue appropriate stop transfer instructions to the transfer agent for such Parent Common Stock, consistent with the terms of the Affiliate Agreement, regardless of whether such person has executed Affiliate Agreement and regardless of whether such person's name and address appear on
Section 4.18 of the Company Disclosure Schedule.

    SECTION 7.04 Directors' and Officers' Indemnification and Insurance.

    (a) Parent and the Merger Sub agree that all rights to indemnification, advancement of expenses, exculpation, limitation of liability and any and all similar rights now existing in favor of each present and former director, officer, employee and agent of Company (collectively, the 'Indemnified Parties') as provided in Company's present certificate of incorporation, by-laws or contractual arrangement in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company, unless

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

such modification shall be required by Law, and Parent agrees to cause the Surviving Corporation to comply with its obligations thereunder and hereby guarantees the indemnification obligations referred to in this Section 7.04.

    (b) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers a material amount of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent will either guaranty the indemnification obligations referred to in this Section 7.04 or will make or cause to be made proper provision so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, assume the indemnification obligations described herein for the benefit of the Indemnified Parties and have substantially equal financial ability as the Company (immediately prior to the Effective Time) to satisfy the obligations of the parties pursuant to this Section 7.04 as a condition to such merger, consolidation or transfer becoming effective.

    (c) The provisions of this Section 7.04 are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and
(ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

    (d) For a period of three years after the Effective Time, Parent shall use its best efforts to maintain in effect the directors' and officers' liability insurance policies maintained by Company; provided, however, that in no event shall Parent be required to expend in any one year in excess of 150% of the annual premium currently paid by Company for such coverage and provided further, that if the premium for such coverage exceeds such amount, Parent shall purchase a policy with the greatest coverage available for such 150% of the annual premium.

    SECTION 7.05 No Shelf Registration. Parent shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of Parent Common Stock received pursuant hereto by the persons who may be deemed to be 'affiliates' of Company within the meaning of Rule 145 promulgated under the Securities Act.

    SECTION 7.06 Public Announcements. The initial press release concerning the Merger shall be a joint press release and, thereafter, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior written approval of the other, except to the extent required by applicable Law or the requirements of the rules and regulations of the NNM, in which case the issuing party shall use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

    SECTION 7.07 NNM Listing. Prior to the Effective Time, Parent shall use all reasonable efforts to have the shares of Parent Common Stock issued or issuable in connection with the Merger and approved for quotation on the NNM.

    SECTION 7.08 Company Stock Options/Registration Statements on Form S-8.

    (a) Prior to the Effective Time, Company shall take, or cause to be taken, all action necessary and appropriate to effect the assumption of Company Stock Options as contemplated by Section 3.05, including, if applicable, amending the Company Stock Plan and Company Stock Options to provide that no 'cash-out' will be made in connection with the Merger and obtaining the consent of affected optionees and warrant holders. Parent shall reserve for issuance the number of shares of Parent Common Stock that will be issuable upon exercise of Company Stock Options assumed pursuant to Section 3.05 hereof. As soon as reasonably practicable following the Effective Time, Parent shall file with the SEC one or more registration statements on Form S-8 for the shares of Parent Common Stock issuable with respect to Company Stock Options and will maintain the effectiveness of such registration statements for so long as any of such options or other rights remain outstanding.

    (b) Assuming that Company delivers to Parent the Section 16 Information (as defined below) in a timely fashion, the board of directors of Parent or a committee of two or more 'non-employee directors' (as such term is defined for purposes of Rule 16b-3 under the Exchange Act) thereof, shall adopt resolutions prior to the Effective Time providing that, and shall take other appropriate action such that, the deemed grant to Company Insiders (as defined below) of options to purchase Parent Common Stock under the Company Stock Options (as converted into options to acquire Parent Common Stock pursuant to Section 3.05 and the receipt by Company Insiders of Parent Common Stock in exchange for Company Common Stock pursuant to the Merger, are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act. Such resolutions shall comply with the approval conditions of Rule 16b-3 under the Exchange Act for purposes of such Section 16(b) exemptions, including specifying the name of each Company Insider, the number of equity securities to be acquired or disposed of by each Company Insider, the material terms of any derivative securities, and that the approval is intended to make the receipt of such securities exempt pursuant to Rule 16b-3(d) under the Exchange Act. 'Section 16 Information' shall mean the names of the Company Insiders, the number of shares of Company Common Stock held by each Company Insider and expected to be exchanged for Parent Common Stock in the Merger and the number and a description of Company Stock Options held by each Company Insider and expected to be converted into options to acquire Parent Common Stock in connection with the Merger. 'Company Insiders' shall mean those officers and directors of the Company who will be subject to the reporting requirements of Section 16(b) of the Exchange Act with respect to Parent and whose names are included in the Section 16 Information.

    SECTION 7.09 Employee Benefit Matters.

    (a) For all purposes (including, without limitation, eligibility, vesting, and benefit accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to former Company employees after the Effective Time, each such employee shall be credited with his or her years of service with Company before the Effective Time, to the same extent as such employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan, except for purposes of benefit accrual under defined benefit pension plans, if any. Following the Effective Time, Parent shall, or shall cause its Subsidiaries to, waive any pre-existing condition limitation under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which such employees and their eligible dependents participate (except to the extent that such pre-existing condition limitation would have been applicable under the comparable Company welfare benefit plans immediately prior to the Effective Time).

    (b) Unless Parent consents otherwise in writing, Company shall take all action necessary to terminate, or cause to terminate, before the Effective Time, any Company Benefit Plan that is a 401(k) plan or other defined contribution retirement plan. Parent and Company shall take all action necessary to permit Company employees to elect direct rollovers of their account balances in Company's terminated 401(k) plan or other defined contribution plan (including outstanding participant loans, if any) to a qualified relevant plan of Parent or its Subsidiaries.

                                  ARTICLE VIII
                            CONDITIONS TO THE MERGER

    SECTION 8.01 Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of the parties hereto to consummate the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

    (a) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

    (b) this Agreement and the Merger shall have been duly approved by the requisite vote of shareholders of Company in accordance with New York Law;

    (c) no court of competent jurisdiction shall have issued or entered any order, writ, injunction or decree, and no other Governmental Entity shall have issued any order, which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting its consummation;

    (d) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other applicable competition, merger control or similar Law shall have expired or been terminated; and

    (e) all consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from all Governmental Entities, except where the failure to obtain any such consent, approval or authorization could not reasonably be expected to result in a Parent Material Adverse Effect or a Company Material Adverse Effect.

    SECTION 8.02 Conditions to the Obligations of Company. The obligations of Company to consummate the Merger, or to permit the consummation of the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

    (a) each of the representations and warranties of Parent contained in this Agreement shall be true, complete and correct in all respects (other than representations and warranties subject to 'materiality' or 'Material Adverse Effect' qualifiers, which shall be true, complete and correct in all respects) both when made and on and as of the Effective Time as if made at and as of the Effective Time (other than (i) representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date, and (ii) failures to be true, complete and correct that do not, in the aggregate, constitute a Parent Material Adverse Effect), and Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect;

    (b) Parent shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to that effect;

    (c) Piper, Marbury, Rudnick & Wolfe LLP, legal counsel to Company, shall have issued its opinion, such opinion dated on the date of the Closing, addressed to Company, and reasonably satisfactory to it, based upon customary representations of Company and Parent and customary assumptions, to the effect that the Merger will constitute a 'reorganization' within the meaning of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect; provided, however, that if such firm does not render such opinion, this condition shall nonetheless be deemed satisfied if such opinion, dated as of the date of the Closing, is rendered to Company by Brobeck, Phleger & Harrison LLP, counsel to Parent; and

    (d) There shall have been no Parent Material Adverse Effect since the date of this Agreement.

    SECTION 8.03 Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:

    (a) each of the representations and warranties of Company contained in this Agreement shall be true, complete and correct in all respects (other than representations and warranties subject to 'materiality' or 'Material Adverse Effect' qualifiers, which shall be true, complete and correct in all respects) both when made and on and as of the Effective Time as if made at and as of the Effective Time (other than (i) representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date, and (ii) failures to be true, complete and correct that do not, in the aggregate, constitute a Company Material Adverse Effect), and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Company to such effect;

    (b) Company shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective

Time and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Company to that effect;

    (c) There shall have been no Company Material Adverse Effect since the date of this Agreement;

    (d) Company shall have received from each of the parties set forth on
Section 8.03(d) of the Company Disclosure Schedule (each such party, an 'Assigning Party'), a valid and effective assignment, in form reasonably acceptable to Parent, of all intellectual property rights in all work created by such Assigning Party on behalf of Company; and

    (e) Each of the employees listed in Section 8.03(e) of the Company Disclosure Schedule hereto shall have terminated their respective employment agreements with Company and shall have agreed to the terms of employment set forth in their respective offer letters from Parent, and no employee listed in such Section 8.03(e) shall have terminated, or given notice of termination of, such employee's employment with Company.

                                   ARTICLE IX
                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of this Agreement, as follows:

    (a) by mutual written consent duly authorized by the boards of directors of each of Parent and Company;

    (b) by either Parent or Company, if the Effective Time shall not have occurred on or before February 28, 2001; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose material breach of this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

    (c) by either Parent or Company, if any Governmental Order, writ, injunction or decree preventing the consummation of the Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

    (d) by Parent, if (i) the board of directors of Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or its stockholders, (ii) the board of directors of Company shall have recommended to the shareholders of Company a Competing Transaction,
(iii) the Company fails to comply in all material respects with Section 6.04 or
Section 7.02, (iv) a Competing Transaction shall have been announced or otherwise publicly known and the board of directors of Company shall have
(A) failed to recommend against acceptance of such by its shareholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance by its shareholders of a Competing Transaction involving a tender offer or exchange offer) within 5 Business Days of delivery of a written request from Parent for such action or (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby within 5 Business Days of delivery of a written request from Parent for such action, (v) the board of directors of Company shall have determined that a Competing Transaction was a Superior Proposal and to take any of the actions allowed by clause (ii) of Section 6.04 (and shall not have, prior to Parent's termination of this Agreement pursuant to this Section 9.01(d)(v),
(x) reconfirmed its approval and recommendation of this Agreement and (y) recommended against acceptance of such Superior Proposal by its shareholders), or (vi) the board of directors of Company resolves to take any of the actions described above;

    (e) by Parent or Company, if this Agreement and the Merger shall fail to receive the requisite votes for approval at the Company Shareholders' Meeting or any adjournment or postponement thereof;

    (f) by Parent, 10 Business Days after receipt by Company of a written notice from Parent of a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 8.03 would not be satisfied (a 'Terminating Company Breach'); provided, however, that if such Terminating Company Breach is curable by Company through the exercise of its reasonable efforts within 10 days and for so long as Company continues to exercise such reasonable efforts, Parent may not terminate this Agreement under this Section 9.01(f); and provided, further that the preceding proviso shall not in any event be deemed to extend any date set forth in paragraph (b) of this Section 9.01;

    (g) by Company, 10 Business Days after receipt by Parent of a written notice from Company of breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 8.02 would not be satisfied (a 'Terminating Parent Breach'); provided, however, that if such Terminating Parent Breach is curable by Parent through the exercise of its reasonable efforts within 10 days and for so long as Parent continues to exercise such reasonable efforts, Company may not terminate this Agreement under this Section 9.01(g); and provided, further that the preceding proviso shall not in any event be deemed to extend any date set forth in paragraph (b) of this Section 9.01; or

    (h) by Company, if (i) the board of directors of Company authorizes Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or description of all material terms and conditions thereof) to such notice, (ii) Parent does not make, within three Business Days of receipt of Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the board of directors of Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the shareholders of Company as the Superior Proposal, it being understood that Company shall not enter into any such binding agreement during such three-day period and (iii) Company prior to such termination pursuant to this clause (h) pays to Parent in immediately available funds the fees required to be paid pursuant to Section 9.05(b), provided, that Company shall not be permitted to terminate this Agreement pursuant to this Section 9.01(h) if such Superior Proposal is attributable to a violation by Company of its obligations under
Section 6.05 and such Superior Proposal did not otherwise result from a breach of any of Company's obligations under this Agreement.

    The right of any party hereto to terminate this Agreement pursuant to this
Section 9.01 will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

    SECTION 9.02 Effect of Termination. Except as provided in Section 9.05, in the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any party hereto or any of its Affiliates or any of its or their officers or directors, and all rights and obligations of each party hereto shall cease; provided, however, that nothing herein shall relieve any party hereto from liability for the willful or intentional breach of any of its representations and warranties or the willful or intentional breach of any of its covenants or agreements set forth in this Agreement. No termination of this Agreement shall affect the obligation of the parties contained in the Confidentiality Agreement, which shall survive termination of this Agreement and remain in full force and effect in accordance with their terms.

    SECTION 9.03 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement by the shareholders of Company, no amendment may be made that changes the amount or type of consideration into which Company Common Stock will be converted pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 9.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

    SECTION 9.05 Termination Fee; Expenses.

    (a) Except as set forth in this Section 9.05, all Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated, except that Parent and Company each shall pay one-half of all Expenses (other than attorneys' and accountants' fees and expenses) incurred solely for printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement and any fees required to be paid under the HSR Act.

    (b) In the event that (i) Parent shall terminate this Agreement pursuant to
Section 9.01(d), (ii) Parent shall terminate this Agreement due to a Terminating Company Breach of any covenant or agreement contained in this Agreement pursuant to Section 9.01(f), (iii) Company shall terminate this Agreement pursuant to
Section 9.01(h) or (iv) this Agreement shall be terminated pursuant to Section 9.01(b) or pursuant to Section 9.01(e) as a result of the failure to obtain the requisite approval of the Company shareholders and (A) at or prior to such termination, there shall exist or have been publicly proposed a Competing Transaction with respect to Company and (B) within 12 months after such termination, Company shall enter into a definitive agreement with respect to any Competing Transaction or any Competing Transaction involving Company shall be consummated, then, in the case of (i), (ii) or (iii), promptly after such termination, or in the case of (iv), immediately before the execution and delivery of such agreement or such consummation, Company shall pay to Parent (the 'Termination Fee') a sum equal to all of Parent's Expenses and an additional amount equal to $8,600,000. In the event of termination of this Agreement by Company pursuant to Section 9.01(g), Parent shall pay to Company an amount equal to all of Company's Expenses.

    (c) Parent and Company agree that the agreements contained in Section 9.05(b) above are an integral part of the transaction contemplated by this Agreement and constitute liquidated damages and not a penalty. Accordingly, if Company fails to pay to Parent any amounts due under Section 9.05(b), Company shall pay the cash and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit of other legal action, taken to collect payment, together with interest on such amounts at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

                                   ARTICLE X
                               GENERAL PROVISIONS

    SECTION 10.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the

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

respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

    (a) if to Company:

        NetCreations, Inc.
        379 West Broadway, Suite 202
        New York, New York 10012
        Attention: Brian Burlant
        Telecopier: (212) 274-9266

        with a copy to:

        Piper, Marbury, Rudnick & Wolfe LLP
        1251 Avenue of the Americas
        New York, New York 10020
        Attention: Andrew J. Cosentino
        Telecopier: (212) 835-6001

    (b) if to Parent or Merger Sub:

        DoubleClick Inc.
        450 West 33rd Street
        New York, New York 10001
        Attention: Elizabeth Wang, General Counsel
        Telecopier: (212) 287-9704

        with a copy to:

        Brobeck, Phleger & Harrison LLP
        1633 Broadway, 47th Floor
        New York, New York 10019
        Attention: Eric Simonson
        Telecopier: (212) 586-7878

    SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

    SECTION 10.04 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than
Section 7.04, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

    SECTION 10.05 Incorporation of Exhibits. The Parent Disclosure Schedule, the Company Disclosure Schedule and all Annexes attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.

    SECTION 10.06 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF

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

DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF NEW YORK. COURTS WITHIN THE STATE OF NEW YORK (LOCATED WITHIN THE CITY OF NEW YORK) WILL HAVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY'S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

    SECTION 10.07 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

    SECTION 10.08 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 10.10 Entire Agreement. This Agreement (including the Annexes, the Schedules, the Parent Disclosure Schedule and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger and Reorganization to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          DOUBLECLICK INC.

                                          By:
                                              ..................................
                                              NAME:
                                              TITLE:

                                          NETCREATIONS, INC.

                                          By:
                                              ..................................
                                              NAME:
                                              TITLE:

                                          GENESIS MERGER SUB, INC.

                                          By:
                                              ..................................
                                              NAME:
                                              TITLE:




                                  A-40

                                                                      APPENDIX B

                    FORM OF COMPANY SHAREHOLDERS' AGREEMENT

    This COMPANY SHAREHOLDERS' AGREEMENT (this 'Agreement') is made and entered into as of October 2, 2000 by and among DOUBLECLICK INC., a Delaware corporation ('Parent'), and the undersigned shareholders (each, a 'Shareholder' and collectively, the 'Shareholders') of NETCREATIONS, INC., a New York corporation ('Company'). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

                                    RECITALS

    WHEREAS, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Genesis Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Parent ('Merger Sub'), and Company (such agreement as it may be amended is hereinafter referred to as the 'Merger Agreement'), Parent has agreed to acquire the outstanding securities of Company pursuant to a statutory merger of Merger Sub with and into Company (the 'Merger') in which each outstanding share of capital stock of Company (the 'Company Capital Stock') will be converted into shares of common stock, par value $0.001 per share, of Parent (the 'Parent Shares') at the Exchange Ratio set forth in the Merger Agreement (the 'Transaction');

    WHEREAS, in order to induce Parent to enter into the Merger Agreement and consummate the Transaction, Company has agreed to use its reasonable best efforts to cause certain shareholders of Company to execute and deliver to Parent a Company Shareholders' Agreement upon the terms set forth herein; and

    WHEREAS, each Shareholder is the registered and beneficial owner of such number of shares of the outstanding capital stock of Company as is indicated on the signature page of this Agreement under the heading 'Total Number of Shares of Company Capital Stock owned on the date hereof', and such Shareholder desires to make the number of shares indicated on the signature page of this Agreement under the heading 'Total Number of Shares of Company Capital Stock subject to this Agreement' (the 'Shares') subject to the terms of this Agreement.

    NOW, THEREFORE, the parties agree as follows:

    1. Ownership of Shares; Transfer. (a) Each Shareholder represents and warrants to Parent that such Shareholder is the beneficial owner of (i.e., has sole or shared voting or investment power with respect to) the Shares. The Shares constitute a portion of such Shareholder's interest in the outstanding capital stock and voting securities of Company. The Shares are free and clear of any liens, claims, options, charges or other encumbrances. Such Shareholder's principal residence or place of business is accurately set forth on the signature page hereto. As used herein, the term 'Expiration Date' shall mean the earlier to occur of (i) the Effective Time or (ii) termination of the Merger Agreement in accordance with the terms thereof.

    (b) Shareholder agrees not to transfer (except as may be specifically required by court order or by operation of law, in which case any such transferee shall agree to be bound hereby), sell, exchange, pledge or otherwise dispose of or encumber any Shares, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date.

    2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the shareholders of Company at which any of the following is considered or voted upon, and at every adjournment thereof, and on every action or approval by written resolution of the shareholders of Company with respect to any of the following, each Shareholder shall vote, or, using such Shareholder's best efforts, and to the full extent legally permitted, cause the holder of record to vote the Shares as to which such Shareholder then has voting control, in favor of approval and adoption of the Merger Agreement and of the Transaction.

    Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict any Shareholder from (i) acting in his or her capacity as a director or officer of Company, to the extent applicable, it being understood that this Agreement shall apply to each Shareholder solely in his or her capacity as a shareholder of Company or (ii) voting in his or her sole discretion on any matter other than those matters referred to in the first paragraph of this
Section 2.

    3. Irrevocable Proxy. Each Shareholder hereby agrees to timely deliver to Parent a duly executed proxy in the form attached hereto as Annex A (the 'Proxy'), such Proxy to cover the Shares in respect of which such Shareholder is entitled to vote at each meeting of the shareholders of Company and held by such Shareholder as of the record date for such meeting (including, without limitation, each written consent in lieu of a meeting). In the event that any Shareholder is unable to provide any such Proxy in a timely manner, such Shareholder hereby grants Parent a power of attorney to execute and deliver such Proxy for and on behalf of such Shareholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy or any other such impediment of such Shareholder. Upon the execution of this Agreement by each Shareholder, such Shareholder hereby revokes any and all prior proxies or powers of attorney given by such Shareholder with respect to the Shares and agrees not to grant any subsequent proxies or powers of attorney with respect to the Shares until after the Expiration Date.

    4. Representations, Warranties and Covenants of Shareholder. Each Shareholder hereby represents, warrants and covenants to Parent as follows:

    (a) Each Shareholder has full power, authority and legal capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement by such Shareholder does not, and the performance of such Shareholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Shares are or will be bound or affected.

    (b) Except to the extent otherwise permitted under Section 6.04 of the Merger Agreement, until the Expiration Date, each Shareholder, in the Shareholder's capacity as a Shareholder, will not (and will use such Shareholder's reasonable best efforts to cause its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by such Shareholder, not to): (i) initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any material part of the business or properties or capital stock of Company, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate Company or otherwise distribute to the shareholders of Company all or any substantial part of the business, properties or capital stock of Company (each, an 'Acquisition Proposal'); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal;
(iii) furnish information concerning Company's business, properties or assets to any corporation, partnership, person or other entity or group (other than Parent, or any associate, agent or representative of Parent) under any circumstances that could reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal. In the event any Shareholder, in such Shareholder's capacity as a Shareholder, shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, such

Shareholder shall promptly inform Parent as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such Shareholder is a party or violating its fiduciary duties.

    (c) Each Shareholder understands and agrees that if any Shareholder attempts to vote or provide any other person with the authority to vote any of the Shares held by such Shareholder as of the record date for any meeting at which such Shares are to be voted other than in compliance with this Agreement, Company shall not, and such Shareholder hereby unconditionally and irrevocably instructs Company to not record such vote unless and until such Shareholder shall have complied with the terms of this Agreement.

    5. No Limitation on Discretion as Director. If any Shareholder is a natural person and is a member of the board of directors of Company, then this Agreement will apply to the exercise by such Shareholder in his or her individual capacity of rights attaching to ownership of the Shares, and nothing herein shall be deemed to apply to, or to limit in any manner the discretion of such Shareholder with respect to, any action which may be taken or omitted by him or her acting in his or her fiduciary capacity as a director of Company.

    6. Additional Documents. Each Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

    7. Consent and Waiver. Each Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which such Shareholder is a party; provided, however, that such Shareholder shall not be required by this Section 7 to give any consent or deliver in his or her capacity as a director or officer of Company.

    8. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

    9. Confidentiality. Each Shareholder agrees (i) to hold any information regarding this Agreement and the Transaction in strict confidence, and (ii) not to divulge any such information to any third person, except to the extent any of the same is hereafter publicly disclosed by Parent.

    10. Miscellaneous.

    10.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    10.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Shareholder solely as a securityholder of Company only with respect to the specific matters set forth herein.

    10.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

    10.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

    10.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered by hand, (b) one business day after transmitted, if transmitted by a nationally recognized overnight courier service, (c) when telecopied, if telecopied (which is confirmed), or (d) three business days after mailing, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses:

    (a) If to any Shareholder, at the address set forth below such Shareholder's signature at the end hereof.

    (b) if to Parent, to:

        DoubleClick Inc.
        450 West 33rd Street
        New York, New York 10001
        Attention: Elizabeth Wang, General Counsel
        Facsimile No: (212) 287-9704

        with a copy to:

        Brobeck, Phleger & Harrison LLP
        1633 Broadway, 47th Floor
        New York, New York 10019
        Attention: Eric Simonson
        Facsimile No.: (212) 586-7878

or to such other address as any party hereto may designate for itself by notice given as herein provided.

    10.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of law thereof.

    10.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

    10.8 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

    10.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                 [Remainder of page intentionally left blank.]

    IN WITNESS WHEREOF, the parties have caused this Company Shareholders' Agreement to be executed as of the date first above written.

              DOUBLECLICK INC.                                     SHAREHOLDER

By:    .....................................       ............................................
                                                   (Signature)

Name:  .....................................       ............................................
                                                   (Print Name of Shareholder)

Title:   ...................................       ............................................
                                                   (Print Street Address)

                                                   ............................................
                                                   (Print City, State and Zip)

                                                   ............................................
                                                   (Print Telephone Number)

                                                   ............................................
                                                   (Print Facsimile Number)

                                                   ............................................
                                                   (Social Security or Tax I.D. Number)

Total Number of Shares of Company Capital Stock owned on the date hereof:

Common Stock:     ....................

State of Residence:  .................

Total Number of Shares of Company Capital Stock subject to this Agreement:

Common Stock:     ....................

                                                                         ANNEX A

                               IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                               NETCREATIONS, INC.

    The undersigned shareholder of NetCreations, Inc., a New York corporation ('Company'), hereby irrevocably (to the full extent permitted by New York Business Corporation Law) appoints the members of the board of directors of DoubleClick Inc., a Delaware corporation ('Parent'), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to the shares of capital stock of Company indicated on the signature page hereto that are beneficially owned by the undersigned (collectively, the 'Shares') in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below). Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

    This Irrevocable Proxy is irrevocable (to the extent provided in New York Business Corporation Law) until the Expiration Date, is coupled with an interest and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization (the 'Merger Agreement'), among Parent, Genesis Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Parent ('Merger Sub'), and Company, which Merger Agreement provides for the merger of Merger Sub with and into Company (the 'Merger'). As used herein, the term 'Expiration Date' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

    The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the New York Business Corporation Law), at every annual, special or adjourned meeting of the shareholders of Company and in every written consent in lieu of such meeting, in favor of approval and adoption of the Merger Agreement and of the transactions contemplated thereby.

    The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

    All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

    This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: October 2, 2000

                                          .....................................
                                          (Signature of Shareholder)

                                          .....................................
                                          (Print Name of Shareholder)

                                          Shares subject to this Irrevocable
                                          Proxy:

                                          ........... shares of Company Common
                                          Stock

                                                                      APPENDIX C

                     [ROBERTSON STEPHENS, INC. LETTERHEAD]

October 2, 2000

Board of Directors
NetCreations, Inc.
379 West Broadway, Suite 202
New York, NY 10012

Members of the Board:

    We understand that NetCreations, Inc. ('NetCreations'), DoubleClick Inc. ('DoubleClick') and Genesis Merger Sub, Inc. (a wholly owned subsidiary of DoubleClick, 'Merger Sub') are proposing to enter into an Agreement and Plan of Reorganization (the 'Agreement'), which will provide, among other things, for the merger (the 'Merger') of Merger Sub with and into NetCreations. Upon consummation of the Merger, NetCreations will become a wholly owned subsidiary of DoubleClick. Under the terms set forth in a draft of the Agreement dated September 27, 2000 (the 'Draft Agreement'), at the effective time of the Merger (the 'Effective Time'), each share of common stock of NetCreations, no par value ('NetCreations Common Stock'), issued and outstanding immediately prior to the Effective Time, other than certain shares to be canceled pursuant to the Agreement and shares held by shareholders who properly exercise dissenters' rights ('Dissenting Shares'), will be converted into the right to receive 0.41 (the 'Exchange Ratio') shares of the common stock of DoubleClick ('DoubleClick Common Stock'). The terms and conditions of the Merger are set out more fully in the Agreement.

    You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to the 'Holders of NetCreations Common Stock.' The 'Holders of NetCreations Common Stock' shall be defined as all holders of NetCreations Common Stock other than DoubleClick, Merger Sub, any affiliates of DoubleClick or Merger Sub or any holders of Dissenting Shares.

    For purposes of this opinion we have, among other things:

      (i) reviewed certain publicly available financial statements and other business and financial information of NetCreations and DoubleClick, respectively;

     (ii) reviewed certain financial forecasts and other forward-looking financial information relating to NetCreations and DoubleClick prepared by the managements of NetCreations and DoubleClick, respectively;

    (iii) reviewed certain financial forecasts and other forward looking financial information relating to NetCreations and DoubleClick prepared by the managements of NetCreations and DoubleClick, respectively;


    (iv) held discussions with the respective managements of NetCreations and DoubleClick concerning the businesses, past and current operations, financial condition and future prospects of both NetCreations and DoubleClick, independently and combined, including discussions with the managements of NetCreations and DoubleClick concerning their views regarding the strategic rationale for the Merger;

    (v) reviewed the financial terms and conditions set forth in the Draft Agreement;

    (vi) reviewed the stock price and trading history of NetCreations and DoubleClick;

    (vii) compared the financial performance of NetCreations and DoubleClick and the prices and trading activity of NetCreations Common Stock and DoubleClick Common Stock with that of certain other publicly traded companies comparable with NetCreations and DoubleClick, respectively;

    (viii) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

    (ix) reviewed the pro forma impact of the Merger on DoubleClick's revenue and earnings per share;

    (x) reviewed and considered in the analysis, information prepared by members of management of NetCreations and DoubleClick relating to the relative contributions of NetCreations and DoubleClick to the combined company;

    (xi)   prepared a discounted cash flow analysis of NetCreations;

    (xii) participated in discussions and negotiations among representatives of NetCreations and DoubleClick and their financial and legal advisors; and

    (xiii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

    In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by management of NetCreations and DoubleClick) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of management of NetCreations and DoubleClick that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of NetCreations or DoubleClick, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of NetCreations and DoubleClick that we have reviewed, upon the advice of the managements of NetCreations and DoubleClick, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of NetCreations and DoubleClick, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a 'purchase method' business combination in accordance with U.S. generally accepted accounting principles ('GAAP') and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of NetCreations and DoubleClick reviewed by us have been prepared and fairly presented in accordance with GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

    This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, of the Exchange Ratio to the Holders of NetCreations Common Stock. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of DoubleClick Common Stock will be when issued to NetCreations' shareholders pursuant to the Merger or the price at which the shares of DoubleClick Common Stock that are issued pursuant to the Merger may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that NetCreations' Board of Directors has considered or may be considering, nor does it address the decision of NetCreations' Board of Directors to proceed with the Merger.

    We are acting as financial advisor to NetCreations in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Merger. In addition, NetCreations has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We maintain a market in the shares of DoubleClick Common Stock. In the ordinary course of business, we may trade in NetCreations' securities and DoubleClick's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in NetCreations' securities or DoubleClick's securities.

    Our opinion expressed herein is provided for the information of the Board of Directors of NetCreations in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any shareholder of NetCreations as to how such shareholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

    Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Holders of NetCreations Common Stock from a financial point of view.

Very truly yours,

ROBERTSON STEPHENS, INC.

     /s/ ROBERTSON STEPHENS, INC.
 .....................................

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The amended and restated certificate of incorporation of DoubleClick (the 'Registrant') provides that, except to the extent prohibited by the Delaware General Corporation Law (the 'DGCL'), no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director. Under the DGCL, the directors have a fiduciary duty to the Registrant which is eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of the director: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or
(iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's certificate of incorporation or bylaws, any agreement, a vote of shareholders or otherwise. The Registrant's amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL and provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to, any threatened, pending or completed action, suite or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Registrant's certificate of incorporation. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------
  2.1   -- Agreement and Plan of Merger and Reorganization, dated as of October 2, 2000, among the Registrant, Genesis Merger
           Sub, Inc. and NetCreations, Inc. (attached as Appendix A
           to the proxy statement/prospectus contained in this
           registration statement).

  4.1   -- Specimen certificate representing shares of Common Stock
           (incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1 (Reg. No.
           333-42323)).

  5.1 -- Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued.

  8.1 -- Opinion of Piper Marbury Rudnick & Wolfe LLP, as to certain federal income tax consequences of the merger.

 23.1   -- Consent of Brobeck, Phleger & Harrison LLP (included in
           Exhibit 5.1).

 23.2   -- Consent of Piper Marbury Rudnick & Wolfe LLP (included in
           Exhibit 8.1).

 23.3 -- Consent of PricewaterhouseCoopers LLP with respect to the Registrant's financial statements.

 23.4 -- Consent of KPMG LLP with respect to NetGravity Inc.'s financial statements.

 23.5   -- Consent of Grant Thornton LLP with respect to
           NetCreations' financial statements.

 24.1 -- Power of Attorney, included on the signature page of this Registration Statement.

 99.1   -- Form of NetCreations Proxy Card.

 99.2   -- Consent of Robertson Stephens, Inc.

 99.3   -- Section captioned 'Risk Factors' contained in the
           @plan.inc Annual Report on Form 10-K for the year ended
           December 31, 1999 (Commission File No. 000-27923).

    (c) Opinion of Robertson Stephens, Inc., attached as Appendix C to the proxy statement/prospectus which is part of this registration statement.

ITEM 22. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the 'Securities Act');

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act, each post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

        (6) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

        (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (8) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus, filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

        (9) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

        (11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 7th day of November, 2000.

                                          DOUBLECLICK INC.

                                          By:          /S/ KEVIN P. RYAN
                                              ..................................
                                                        KEVIN P. RYAN
                                                   CHIEF EXECUTIVE OFFICER
                                                        AND DIRECTOR

                               POWER OF ATTORNEY

    We, the undersigned directors and/or officers of DoubleClick Inc. (the 'Company'), hereby severally constitute and appoint Kevin P. Ryan, and Stephen
R. Collins, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-4 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and purposes as each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURES                                 TITLE                         DATE
                ----------                                 -----                         ----
          /s/ KEVIN J. O'CONNOR             Chairman of the Board                  November 7, 2000
 .........................................
            KEVIN J. O'CONNOR

            /s/ KEVIN P. RYAN               Chief Executive Officer and Director   November 7, 2000
 .........................................
              KEVIN P. RYAN

          /s/ DWIGHT A. MERRIMAN            Chief Technical Officer and Director   November 7, 2000
 .........................................
            DWIGHT A. MERRIMAN

           /s/ DAVID N. STROHM              Director                               November 7, 2000
 .........................................
             DAVID N. STROHM

           /s/ MARK E. NUNNELLY             Director                               November 7, 2000
 .........................................
             MARK E. NUNNELLY

           /s/ THOMAS S. MURPHY             Director                               November 7, 2000
 .........................................
             THOMAS S. MURPHY

           /s/ W. GRANT GREGORY             Director                               November 7, 2000
 .........................................
             W. GRANT GREGORY

             /s/ DON PEPPERS                Director                               November 7, 2000
 .........................................
               DON PEPPERS

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
------                           -----------
  2.1    Agreement and Plan of Merger and Reorganization, dated as of
         October 2, 2000, among the Registrant, Genesis Merger Sub,
         Inc. and NetCreations, Inc. (attached as Appendix A to the proxy statement/prospectus contained in this registration
         statement).

  4.1    Specimen certificate representing shares of Common Stock
         (incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1 (Reg.
         No. 333-42323)).

  5.1 Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued.

  8.1 Opinion of Piper Marbury Rudnick & Wolfe LLP as to certain federal income tax consequences of the merger.

 23.1    Consent of Brobeck, Phleger & Harrison LLP (included in
         Exhibit 5.1).

 23.2    Consent of Piper Marbury Rudnick & Wolfe LP (included in
         Exhibit 8.1).

 23.3 Consent of PricewaterhouseCoopers LLP with respect to the Registrant's financial statements.

 23.4 Consent of KPMG LLP with respect to NetGravity Inc.'s financial statements.

 23.5 Consent of Grant Thornton LLP with respect to NetCreations' financial statements.

 24.1 Power of Attorney, included on the signature page of this Registration Statement.

 99.1    Form of NetCreations Proxy Card.

 99.2    Consent of Robertson Stephens, Inc.

 99.3    Section captioned 'Risk Factors' contained in the @plan.inc
         Annual Report on Form 10-K for the year ended December 31,
         1999 (Commission File No. 000-27923).





                              STATEMENT OF DIFFERENCES
                              ------------------------

           The registered trademark symbol shall be expressed as 'r'